Form 10-K405, Exhibit 13
period 1995-09-30
BAYOU STEEL CORP
filed 1995-12-14
CIK 807877

EXHIBIT 13.1

                                   BAYOU STEEL
                                   CORPORATION

                                  ANNUAL REPORT

                                      1995

     Bayou Steel Corporation owns and operates a steel minimill located on the Mississippi River in LaPlace, Louisiana, 35 miles northwest of New Orleans, Louisiana and a rolling mill in Harriman, Tennessee, 37 miles west of Knoxville.

     The Company's principal raw material, scrap steel, is melted in electric arc furnaces and continuously cast into billets, then rolled on its two rolling mills into a variety of bar and light structural steel shapes. Currently, the Company rolls angles, channels, flats, standard beams, wide-flange beams, rebar, rounds, and squares. These products are sold principally to steel service centers that supply various end-users in manufacturing and construction. The Company has over 590 customers in 44 states, Canada, and Mexico. The Company also, occasionally, ships both billets and shapes overseas.

     The Company has four modern warehouses located at strategic points along the inland waterway system and an additional warehouse in Tennessee, creating a wide geographic market for product distribution. The Company ships substantial quantities of billets and light structural steel shapes and receives scrap steel using barge transportation. The Company also utilizes state-of-the-art equipment and technology, resulting in product flexibility and significant operating efficiencies. The high productivity of its employees, together with the modern equipment, enable the Company to produce high quality products at a low cost.

                             BAYOU STEEL CORPORATION

                              FINANCIAL HIGHLIGHTS


YEAR ENDED SEPTEMBER 30,                                                 PERCENT
                                                1995            1994      CHANGE

FOR THE YEAR:
Net Sales ............................... $ 185,772,280  $ 160,822,995    + 15.5
Income Before Extraordinary Item ........    10,336,789      4,361,015    +237.0
Net Income (Loss) .......................    10,336,789     (1,107,201)     --
Income (Loss) Per Equivalent Common Share           .73           (.08)     --
EBITDA(1) ............................... $  23,774,764  $  17,025,229    + 39.6
Interest Coverage Ratio .................          3.14           2.28    + 37.7

AT YEAR END:
Cash Equivalent ......................... $  10,521,664  $   8,903,413    + 18.2
Working Capital .........................    73,301,225     65,186,105    + 12.5
Property, Plant and Equipment ...........    91,650,047     67,272,744    + 36.2
Total Assets ............................   197,076,165    156,067,669    + 26.3
Long-Term Debt ..........................    85,137,665     75,735,924    + 12.4
Common Stockholders' Equity .............    72,605,395     60,124,028    + 20.8
Stockholder Equity per Share ............          5.54           4.67    + 18.6
Stock Price per Share ................... $        4.94  $        4.13    + 19.6

OTHER DATA:
Shape Shipments .........................       503,297        446,572    + 12.7
Billet Shipments ........................        11,072         35,503    - 68.8
Employees ...............................           545            428    + 27.3

(1) Earnings before Interest, Tax, Depreciation, and Amortization.

                             BAYOU STEEL CORPORATION

                           LETTER TO THE STOCKHOLDERS
TO OUR STOCKHOLDERS:

     The 1995 fiscal year has been exciting and profitable. Years of planning are turning into increased shareholder value. We implemented several projects associated with our $10 million capital improvement program which is expected to lead to operational cost reductions. Your Company also acquired a rolling mill in Tennessee which should lead to additional sales and earnings. We kept our Company on the right track for continued success. Listed below are the operational milestones accomplished during fiscal 1995:

     -  Lowest rolling mill conversion cost

     -  Second highest shape tons produced

     -  One furnace productivity record

     -  Lowest secondary production

     -  Record margins

     -  Safety records in several categories

FINANCIAL PERFORMANCE

     The financial performance in fiscal 1995 was the second best in the history of the Company despite several significant challenges. Your Company reported consolidated net earnings of $10.3 million, or $0.79 per share. This represents a notable improvement of $5.9 million over the previous year. The $5.9 million improvement was primarily due to a strong economy which led to increased shipments and improved metal margins. Shape shipments were 12.7% higher than fiscal 1994 and the highest since 1988. Selling prices were at levels not seen since 1989. Cost of sales as a percentage of sales decreased 2.4% from fiscal 1994.

ACQUISITION

     As we have stated in past years, our Company continues to pursue strategic acquisitions. On April 28, 1995, we found a great opportunity with the purchase of a rolling mill in Tennessee for a net cash purchase price of $18.8 million. The purpose of this acquisition is to increase our basic earning power and shareholder value, and give us a solid position in the southeast and mid-Atlantic markets. The Tennessee mill was recently refurbished and is technologically advanced. The mill produces rebar and merchant bar and has 250,000 tons per year of rolling capacity. Merchant bar products range in size from 1/2" through 2" and complement our existing product range from 3" through 8" in angles and flats. Many of the buyers of merchant bar products are already our customers. We will now be able to supply these and other customers with an expanded range of steel sections. Since we will not be operating the Tennessee facility's inefficient melt shop, the Tennessee mill will use as its principal raw material surplus billets from our Louisiana electric arc furnace and purchase additional billets as required.

     Operations started in the fourth quarter of fiscal 1995. As we reported at the time of the acquisition, losses were expected at the Tennessee facility for a few quarters after start-up. While start-up losses continue, our productivity has improved each month. Losses will decline as productivity improves and the Tennessee operation should be profitable in 1996. In November, nearly 7,000 tons were rolled. Within 12 to 18 months, we expect to produce 21,000 tons per month. At current market prices, this planned capacity is projected to add nearly $85 million to annual revenues which should result in improved earnings.

                                       3
CAPITAL PROJECTS

     Besides the acquisition of the Tennessee facility, your Company invested $12.5 million to keep the present facilities modern and efficient. These investments are directed at improving cost and increasing operating capacity. Several of these projects were completed during the fourth fiscal quarter and the first fiscal quarter of 1996. The Company has experienced high costs with operating the new equipment due to the learning curve and start-up expenses. We believe that these projects, when fully implemented, will result in substantial economic benefits. The key projects are:

AUTOMOBILE SHREDDER.
     This $4.0 million project involves backward integration into scrap metal processing. Scrap is our principal raw material and accounts for 40% of the final product cost. This operation purchases car bodies and sheet metal and then shreds them into 3" nuggets of steel. Shredded material is the most expensive scrap type that we consume in steelmaking. After four months of operations, the shredder facility is nearing planned capacity. The quality of scrap is excellent and the conversion costs are very competitive. Currently, the cost of car bodies is high due to local competitive conditions and increased domestic demand for shredded material. We believe this project will continue to enhance our competitive position by giving us greater control over scrap availability and cost.

ECCENTRIC BOTTOM TAPPING (EBT).
     This $1.0 million project has great potential. We expect the EBT to expand billet production by 7% or 40,000 tons per year. In November, the first month in which the equipment was operated in a one-furnace mode, 13% of the planned improvement was achieved. Surplus production is used at our new Tennessee rolling mill.

STRAIGHTENER.
     This $2.0 million project at our Louisiana minimill is intended to improve productivity by eliminating a bottleneck which affected 40% of our products. Recently implemented, we have used it on 3 section sizes and have realized noticeable productivity improvements that equaled or exceeded what was anticipated.

STRIKE AND CORPORATE CAMPAIGN

     The strike initiated by the United Steelworkers of America Local 9121 against your Company over 21/2 years ago continues today. During this period, despite the difficulties imposed by the strike, we charged forward to establish productivity and production records. Your Company continues to seek a contract which is in the long-term interests of the stockholders. As you know, the steel industry is cyclical and the minimill segment of the industry is characterized by very efficient producers. A contract is needed that works in both the good economic markets and the lean ones. Above all, we must always be competitive. A cornerstone of our contract proposal is a productivity incentive compensation plan. We are already aggressively implementing the pay for performance philosophy for our non-bargaining unit workforce.

     The Union's corporate campaign, an attempt by the Union to force your Company to capitulate, continues in full force. We believe the Union has overstepped its boundaries and has engaged in illegal activities. Consequently, a lawsuit was filed charging the Union with numerous violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and federal securities fraud. The Company hopes to recover significant monetary damages for past and current activities.

FINANCIAL POSITION

     Bayou Steel's financial position continues to be strong. Stockholder's equity is $84.8 million. Net working capital increased $8.1 million during fiscal 1995 to $73.3 million with a current ratio of 3.71 to 1.00, including $10.5 million in invested cash. Our $45 million line of credit had no borrowings before or after the temporary financing of the Tennessee facility.

OUTLOOK

     We are optimistic about the future prospects of our Company. Many benefits will be derived from the Tennessee facility. Also, we will realize cost reductions from the capital projects recently completed. The Company expects an improvement in shipments in fiscal 1996 mainly due to expanding our market with products from the Tennessee facility. A less robust market for steel is expected in fiscal 1996 which would result in lower prices in both merchant bar products at the Tennessee facility and, to a lesser extent, light structural shape products at the Louisiana facility. Your Company plans to continue to optimize its product mix to remain competitive, maintain its share in the light structural shape market, and establish its place in the merchant bar market.

     We would like to extend a special thanks to our employees and their families for their commitment and personal sacrifices, particularly during the past year when challenged with major capital construction projects and the acquisition and start-up of the Tennessee facility. Through the support of our suppliers and customers and the continued loyalty of you, our stockholders, we will meet the challenges ahead. Our focus in 1996 will be to build on the achievements of 1995 and the solid foundations laid in recent years. We will continue to plan for the future to ensure continued success and build value for our stockholders.

                          Sincerely,

                          Howard M. Meyers
                          Chairman of the Board and
                          Chief Executive Officer

                          Jerry M. Pitts
                          President and Chief
                          Operating Officer

December 13, 1995

                             BAYOU STEEL CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Bayou Steel Corporation (the "Company") reported consolidated net income of $10.3 million in fiscal 1995 compared to a net income of $4.4 million before an extraordinary loss in fiscal 1994. The $5.9 million improvement in the Company's results was mainly due to two factors. First, shape shipments increased by 12.7%. Second, metal margin, the difference between shape selling price and raw material ("scrap") cost, increased by 8.8%. The loss of $2.2 million at Bayou Steel Corporation (Tennessee) ("Tennessee") ("BSCT"), a wholly owned subsidiary, which started operations in the fourth fiscal quarter, impacted earnings. Cost of goods sold for the Company was adversely impacted by the start-up of several recently completed capital improvement projects and the idle second furnace at the Louisiana facility ("Louisiana") ("BSCL"), the increase in additive and alloy costs ("AAF"), and unusual adjustments in scrap inventories.

     The Company reported a net income of $4.4 million before an extraordinary loss in fiscal 1994 compared to a net loss of $6.7 million before an extraordinary gain in fiscal 1993. The $11.1 million improvement in the Company's results was due to several factors. First, shape shipments increased by 10.7%. Second, metal margin increased by 6.2%. Third, conversion cost, the cost to convert raw material into shapes, decreased by 9.4%. Lastly, out-of-pocket expenses of the strike and its related corporate campaign decreased by $2.2 million.

     The 1993 loss was primarily caused by sharp increases in scrap costs and by the strike. The increases in scrap costs during the year was only partially offset by increases in selling prices, resulting in reduced metal margins. The United Steelworkers of America ("Union") initiated a strike after the parties failed to reach a new labor contract due to economic issues. In July of 1993 the Union launched a corporate campaign to damage the Company. Both the strike and corporate campaign are ongoing.

     On April 28, 1995, the Company purchased substantially all the assets of Tennessee Valley Steel Corporation ("TVSC") for a purchase price of $26.8 million. The purchase price included land, buildings, equipment, inventory, receivables, and $8 million in cash. The assets are operated by BSCT. The rolling mill began limited production in July and is currently operating twenty-four hours a day. The Company does not plan to operate the inefficient melt shop at the Tennessee facility.

     The dividends accrued and accretion of $0.7 million on the preferred stock in fiscal 1995 is the result of the Company issuing $15 million in preferred stock and warrants in late fiscal 1995 as part of the financing of the acquisition of the assets of TVSC. The extraordinary loss of $5.5 million in fiscal 1994 was caused by the prepayment of the 14.75% Senior Secured Notes (the "14.75% Notes") which had provisions for escalating interest rates as operating cash flow improved. The loss includes prepayment penalties, interest during the defeasance period, and the write-off of the unamortized portion of deferred financing cost. This debt was replaced with $75 million of 10.25% First Mortgage

Notes Due 2001 (the "10.25% Notes"). This refinancing transaction not only improved cash flow by essentially eliminating requirements for near-term principal payments but also provided the Company with cash to undertake a $10 million capital improvements program directed toward cost reduction. The extraordinary gain of $0.6 million in fiscal 1993 was the result of purchasing some of the outstanding 14.75% Notes at a discount.

     The following table sets forth the shipment and sales data for the fiscal years indicated.


                                                  YEARS ENDED SEPTEMBER 30,
                                             -----------------------------------
                                               1995         1994           1993
                                             -------       -------        ------
Shape Shipment Tons ..................       503,297       446,572       403,274
Average Shape Selling
  Price Per Ton ......................      $    360      $    337      $    300
Billet Shipment Tons .................        11,072        35,503        59,604
Average Billet Selling
  Price Per Ton ......................      $    235      $    224      $    209
Net Sales (in thousands) .............      $185,772      $160,823      $136,008

SALES

     Net sales increased by $25 million or 15.5% in fiscal 1995 compared to fiscal 1994 due to an increase in shape shipments and selling prices. The increase was partially offset by fewer tons of billets shipped in fiscal 1995. Net sales increased by $25 million or 18.2% in fiscal 1994 compared to fiscal 1993 also due to an increase in shipments and selling prices for shapes. The increase in fiscal 1994 compared to fiscal 1993 was partially offset by a reduction in billet shipments.

     SHAPES. In fiscal 1995, the 56,725 tons or 12.7% increase in shape shipments was attributable to a strong economy and improved product mix which enabled the Company to better respond to customer demand. This was the best shipment year since fiscal 1988. Exports to Mexico and overseas were minimal, while exports to Canada of 50,000 tons represent an improvement of 2.7% compared to fiscal 1994. Shipments from the Tennessee facility in fiscal 1995 were minimal, since operations only began in mid-July, and their were no finished product in inventory available for sale. The $23 per ton or 6.8% increase in shape prices was primarily in response to a strong market demand. This was the best selling price since fiscal 1989. The selling price of shapes, towards the end of fiscal 1994 and into fiscal 1995, began to be influenced more by the strong market and less by scrap cost as was the case during the first half of fiscal 1994 resulting in improved metal margins.

     In 1994, the 43,298 tons or 10.7% increase in shape shipments was attributable to an improvement in the economy and in the Company's product mix and availability. In 1993, shipments were adversely affected by the lack of availability and mix of product resulting from a reduced production schedule caused by the strike. The $37 per ton or 12.3% increase in shape prices in 1994 compared to 1993 was in response to continued escalation in scrap prices and strong domestic demand. The shape price increases, toward the end of the fiscal 1994, surpassed the scrap price increases resulting in improved margins compared to fiscal 1993.

     The Company expects an improvement in shipments in fiscal 1996 mainly due to expanding its market with products from the Tennessee's operation. At the time of the
                                       7

acquisition of the Tennessee mill, the Company planned to initially produce approximately 30% rebar and 70% merchant bar and to move even more toward merchant bar over the years. With the significant decreases in rebar pricing, the Company plans to produce predominately merchant bar in fiscal 1996, depending on market conditions. The Company expects that the additional product line from Tennessee will complement the existing product line and increase the Company's market share. Merchant bar product prices have declined during the forth quarter of fiscal 1995. The Company does expect a slightly slowing economy in fiscal 1996 which may result in lower prices in both merchant bar products from Tennessee and, to a lesser extent, light structural shape products from Louisiana. Consequently, metal margin should be lower in fiscal 1996. The Company plans to continue to optimize its product mix to remain competitive, maintain its share in the light structural shape market, and establish its place in the merchant bar market.

     BILLETS. In both fiscal 1995 and 1994, billet shipments, the Company's semi-finished product, decreased compared to the prior fiscal year due to the lack of billets available for sale. More billets were used in Louisiana's rolling mill due to higher production levels, resulting in fewer billets available for sale to customers. Also, the Company supplied Tennessee's rolling mill with some billets exhausting the remainder of the Company's production. The selling price for billets increased in fiscal 1994 and again in 1995 due to increased raw material costs and improving market conditions.

     In fiscal 1996, the Company will continue to supply all of Louisiana's billet requirements for its rolling mill. Excess billets will be shipped to Tennessee's rolling mill to partially fill its billet requirements. Tennessee's remaining billet requirements will be purchased from other steel mills. Depending on market conditions, the Company may sell billets on an occasional and selective basis to domestic and export customers while purchasing additional billets for Tennessee.

COST OF GOODS SOLD

     Cost of goods sold was 87.3% of sales in fiscal 1995 compared to 89.7% in fiscal 1994. The percentage decrease in cost of goods sold was due to shape selling prices increasing more than the scrap price increases. Offsetting some of the improvements in cost of goods sold as a percentage of sales in fiscal 1995 compared to fiscal 1994 was the high production cost associated with beginning operations at Tennessee, starting up the previously idle second furnace at the Louisiana plant, and the learning curve associated with the installation of the new capital improvements.

     Cost of goods sold was 89.7% of sales in fiscal 1994 compared to 94.1% in fiscal 1993. Contributing to the improvement was increases in productivity and reductions in conversion costs (the cost of converting raw materials into shapes). Fiscal 1993 conversion cost was high due to the curtailment of operations during the initial phases of the strike and higher purchase prices for electricity, natural gas, and electrodes. Cost of goods sold has been favorably impacted in fiscal 1994 and 1993 by approximately $1 million due to a contract with the State of Louisiana to abate state franchise and sales taxes. This agreement expired during fiscal 1995.

     SCRAP. The major component of cost of goods sold is scrap. The volatility of the scrap markets was evident during fiscal 1994 and 1993. In 1994, the scrap costs increased an average of 24% compared to 1993. In 1994, selling prices increased $11 per ton more than the increases in the scrap prices, increasing margins. The average metal margin was 6.2% higher in 1994 compared to 1993. In fiscal 1995, the scrap cost increased an average 3.5% compared to fiscal 1994. The selling prices increased $18 per ton more than the scrap price increases resulting in significantly better margins. In order to achieve better control over scrap cost and availability, the Company opened Mississippi River Recycling ("MRR") which operates an automobile shredder. MRR produces shredded scrap metal which is one of several scrap types used in steelmaking. This project was completed in the fourth quarter of fiscal 1995 and experienced normal start-up problems but is now operating near planned capacity. Currently, the market for car bodies is higher than anticipated due to local competitive conditions and increased domestic demand for shredded material. This project was part of the $10 million capital improvements program directed at cost reduction. The Company is evaluating the expansion of MRR to process other types of unprepared scrap.

     AAF. Another component of raw materials is additives, alloys and flux ("AAF"). AAF cost increased 20% and 7.4% in the fourth quarter of fiscal 1995 and fiscal year 1995, respectively, compared to the same periods of fiscal 1994, mainly due to price. AAF prices have recently increased significantly due to reduced product availability which was caused by an anti-dumping suit against foreign markets utilized by the Company and its competitors. This resulted in high duties on imported AAF. Also contributing to the higher prices is the increase in domestic demand due to the high steel-making capacity utilization. This general market condition affects the Company and its competition and is expected to continue into fiscal 1996.

     CONVERSION COST. Another significant portion of cost of goods sold is conversion cost, which includes labor, energy, maintenance material, and supplies used to convert raw materials into billets and billets into shapes. Conversion cost per ton for the Louisiana facility, which include fixed and variable costs, decreased 9.4% in fiscal 1994 compared to fiscal 1993, and decreased 1% in fiscal 1995 compared to fiscal 1994.

     Conversion cost per ton in 1993 was high due to the strike and increased energy costs. The inability to operate at full capacity during the initial phases of the strike resulted in reduced production and a higher than normal fixed cost per ton. Overtime wages paid to workers as a result of reduced staffing and training new employees during this period of the strike was significant. The Company has been operating at full capacity since July 1993.

     The decrease in conversion cost per ton in fiscal 1994 was due to improvements in production and productivity compared to fiscal 1993. As the temporary replacement workers hired during the strike gained experience, productivity improved. The melt shop and the rolling mill set several production records in fiscal 1994, resulting in lower fixed costs per ton. Variable cost per ton also decreased due to more efficient consumption of supplies. Man-hours per ton were also reduced by .57 or 21% since 1992. Labor cost per ton has been reduced by $13 since 1992.

     In fiscal 1995 conversion cost per ton at the Louisiana plant decreased by 1% compared to fiscal 1994. Late in the third fiscal quarter, the Louisiana operations took a planned shutdown for major maintenance and installation of capital improvements. One of the projects completed in the melt shop was the eccentric bottom tapping ("EBT") furnace which will increase production and reduce conversion cost through reduced consumption of power and supplies. The start-up of the EBT affected productivity due to the learning curve. Simultaneously, costs were impacted in the melt shop as the Company hired and trained personnel for starting the idled second furnace to supply billets to Tennessee. The learning curve on the second furnace was slow, resulting in higher costs. Together, these two start-up issues increased operating costs by approximately $1.5 million. The Company also spent $1.4 million in capital expenditures on the second furnace. Production costs in Louisiana's rolling mill were better than 1994 as productivity increased by 8.7%. Man-hours per ton in fiscal 1995 remained at the same levels as fiscal 1994. Labor cost per ton has been reduced by $15 since 1992. The Company's goal is to further reduce labor cost per ton through increased shipments and increased productivity.

     Due to the impact of the second furnace learning curve and the recent favorable change in billet availability in the market place, the Company returned to a one furnace operation during the first fiscal quarter of 1996. The other furnace is run on maintenance down days and serves as a back-up for unexpected outages. The one furnace operation should reduce conversion cost per ton due to improved efficiencies. The Louisiana operation will still supply the Tennessee rolling mill with a substantial quantity of billets while the remaining requirements will be purchased on the open market. The Company will continue to evaluate its long-term billet supply strategy while reacting to short-term market changes.

     In July 1995, Tennessee started operating its rolling mill. As expected, the learning curve associated with new and refurbished equipment combined with an inexperienced work force caused the production tons to be low and the conversion cost per ton to be higher than expected. Consequently, production costs exceeded sales by $1.3 million. As experience is gained with the workforce and the equipment, conversion cost per ton and gross margins will improve. However, the Company still expects several quarters of high conversion costs at Tennessee in fiscal 1996.

     SHIPPING AND OTHER COSTS. There were also several other issues that adversely affected cost of goods sold in fiscal 1995 as compared to the prior year. First, shipping, dock, and stocking location operating costs were higher than fiscal 1994 due to higher shipment volume, extra freight expense caused by a lock closure in Chicago, higher barge freight rates, and demurrage. The Company expects a significant increase in barge freight rates in fiscal 1996. Second, an unusual scrap fire and inventory adjustment increased cost of goods sold by $0.8 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased in fiscal 1995 compared to fiscal 1994 and 1993 due to an increase in amortization expenses related to the financing of the Tennessee facility, additional administrative expenses related to the Tennessee facility, and additional franchise and property taxes. Selling, general and administrative expenses were favorably impacted by a contract with the State of Louisiana to abate state franchise and sales taxes in fiscal 1993, 1994, and the first six months of 1995. This contract expired in fiscal 1995 resulting in an increased franchise tax expense.

NON-PRODUCTION STRIKE EXPENSES

     In fiscal 1993, the Company incurred $3.2 million ($2.5 million of which was incurred during the first three months of the strike) of non-production expenses related to the strike and the Union's announced corporate campaign. In fiscal 1995 and 1994, the Company's expenses averaged approximately $83,000 per month for direct out-of-pocket strike-related and corporate campaign issues. Future strike-related costs should not exceed $100,000 per month. However, if the corporate campaign activities increase, these expenses could also increase.

INTEREST EXPENSE & MISCELLANEOUS

     Interest expense increased in fiscal 1995 compared to fiscal 1994 due to the temporary financing of the Tennessee facility and the financing of a $10 million term loan. The increase was partially offset by capitalized interest. The Company expects interest expense to increase in fiscal 1996 due to a full year of interest on the term loan.

     Interest expense decreased in fiscal 1994 compared to 1993 primarily due to the purchase of $6.5 million of the 14.75% Notes in late 1993. During the first half of fiscal 1994, the Company accrued interest on $48.9 million of the 14.75% Notes, and as of March 1994, the Company accrued interest on $75 million of the 10.25% Notes; in addition, the Company borrowed an average of $2.4 million under its revolving line of credit at a weighted average interest rate of 5.2%. In fiscal 1993, the Company accrued interest on $55.4 million of its 14.75% Notes on a weighted outstanding basis.

     Interest income increased in fiscal 1994 compared to fiscal 1993 due to investing excess cash from the sale of the $75 million 10.25% Notes. Also, interest rates improved in fiscal 1994. Interest income increased in fiscal 1995 compared to fiscal 1994 due to the Company having more cash to invest and better interest rates.
                                       11

     Miscellaneous income in fiscal 1995 and 1993 was higher than 1994 due to a better collection record on credit sales.

NET INCOME/LOSS BEFORE EXTRAORDINARY ITEMS

     The Company's results before extraordinary items improved by $11.1 million in fiscal 1994 compared to fiscal 1993. The primary reasons for the improvement are increased shipments, better margins, lower conversion cost per ton, and lower strike-related costs.

     In fiscal 1995, the Company's consolidated results before extraordinary items improved by $5.9 million compared to fiscal 1994 mainly due to stronger shape shipments and a better metal margin. The improvement was partially offset by start-up expenses of the Tennessee facility, start-up expenses related to the $10 million capital improvement projects and the idle second furnace in Louisiana, increases in AAF cost, and an unusual adjustment in scrap inventory.

     The loss at the Tennessee facility had a negative impact on the Company's consolidated results of $2.2 million for fiscal 1995. For the fourth quarter of fiscal 1995, income was impacted by a $1.6 million loss from Tennessee. The Company expects several quarters of losses from Tennessee. The Company expects these losses to decrease as the work force gains experience, the learning curve on new equipment is completed, and the adjustments are made to the rolling program of new products.

LIQUIDITY AND CAPITAL RESOURCES

     The Company ended fiscal 1995 with $10.5 million of cash and current assets exceeding current liabilities by a ratio of 3.7 to 1.0. Working capital increased by $8.1 million to $73.3 million in fiscal 1995.

     OPERATING CASH FLOW. Net cash provided by operations was $9.0 million. Income, depreciation, and amortization contributed $16.4 million in operating cash. Accounts payable increased by $5.6 million due to the start-up of the Tennessee rolling mill and the second furnace. Accounts receivable increased by $2.7 million as business expanded. Inventories also increased by $10.5 million as most of Tennessee's production went into inventory, as Louisiana's operations built billet inventory for Tennessee, and as Louisiana's finished goods inventory increased as a result of high productivity levels.

     CAPITAL EXPENDITURES. Capital expenditures amounted to $29.5 million in fiscal 1995 of which $17.1 million was for the acquisition of the TVSC assets. Also, $8.2 million was spent for the $10 million capital expenditure program to reduce operating costs and increase melt shop and rolling capacity. These projects were completed during the fourth quarter of fiscal 1995 and first quarter of fiscal 1996. Costs were high due to the learning curve and start-up expenses associated with operating new equipment; consequently, Louisiana's operation
                                       12

has not yet realized the full benefit from these projects. The Company believes that these capital projects, when fully implemented, will result in substantial annual operating savings. In fiscal 1996, depending on market conditions, the Company expects to spend approximately $12 million on various capital projects to reduce cost and increase productivity, to enhance safety and environmental programs, and to maintain the plants.


     FINANCING ACTIVITIES. Cash provided by financing activities of $22.2 million was due to the cash generated from the issuance of a $10 million term loan and $15 million for preferred stock and warrants. This was offset by $2.5 million in transaction costs.

     On June 20, 1995, the Company completed the issuance and sale of 15,000 shares of redeemable preferred stock, par value $0.01 per share ("Preferred Stock"), and warrants to purchase, at a nominal exercise price, six percent of the Company's Common Stock for $15 million. The Preferred Stock is mandatorily redeemable by the Company seven years after issuance and requires the payment of quarterly dividends, at a rate of 14.5% per annum or $2.2 million per year. The Company intends to declare and pay quarterly dividends on the Preferred Stock unless prohibited by covenants in the revolving line of credit and the 10.25% Notes. In addition, upon certain adverse events encountered by the Company, such holders will have the right to additional warrants.

     Simultaneously with the sale of the Preferred Stock and warrants, the Company entered into a five-year term loan agreement of $10 million for the Company's wholly owned subsidiary, BSCT. The proceeds received from the term loan were used to repay the loan outstanding under the Company's revolving credit facility which had been incurred to acquire substantially all of the assets of TVSC. The term loan is partially secured by the Company's accounts receivable and inventory. The term loan agreement calls for quarterly principal payments beginning on June 30, 1997. The term loan bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by earnings before interest, taxes, depreciation, and amortization ("EBITDA"). Based on the fourth quarter leverage ratio, the Company will accrue at LIBOR plus 2% or approximately 8% at current rates.

     On June 20, 1995, the Company entered into an amended and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit using a borrowing base of BSCL's receivables and inventory. Based on these criteria, the amount available as of September 30, 1995, was $29.7 million. The five year revolving line of credit bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by EBITDA. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain indebtedness. There were no outstanding borrowings under the line of credit as of September 30, 1995. The Company does not anticipate any difficulties in obtaining another secured line of credit upon the expiration of the current line of credit in fiscal 2000.

     All of the $75 million 10.25% Notes are classified as long-term debt. There are no principal payments due on the 10.25% Notes until maturity in 2001. The Company currently intends to refinance the 10.25% Notes on or before the maturity date in 2001. The Indenture under which the Notes are issued ("the Indenture") contains a covenant which restricts the Company's ability to incur additional indebtedness and place liens on the assets acquired with the indebtedness. Under the Indenture, the Company may not incur additional indebtedness unless its Interest Expense Coverage Ratio for the trailing 12 months would be greater than 2.00 to 1.00 after giving effect to such incurrence. As of September 30, 1995, the Interest Expense Coverage Ratio was
3.14 to 1.00.

     The Company believes that current cash balances, internally generated funds, the credit facility, and additional purchase money mortgages are adequate to meet the foreseeable short-term and long-term liquidity needs. If additional funds are required to accomplish long-term expansion of its production facilities or significant acquisitions, the Company believes funding can be obtained from a secondary equity offering or additional indebtedness.

     There are no financial obligations with respect to post-employment or post-retirement benefits.

OTHER COMMENTS

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state, and local laws and regulations. See Footnote 10 and the "10K Business Environmental Matters."

INFLATION

     The Company is subject to increases in the cost of energy, supplies, salaries and benefits, additives, alloy and scrap due to inflation. Shape prices are influenced by supply, which varies with steel mill capacity and utilization, and market supply and demand.

                             BAYOU STEEL CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                           SEPTEMBER 30,
                                                  -----------------------------
CURRENT ASSETS:                                        1995           1994
                                                  -------------   -------------

     Cash and temporary cash investments ........ $  10,521,664   $   8,903,413
     Receivables, net of allowance for doubtful
      accounts of $567,970 in 1995 and
      $617,497 in 1994 ..........................    21,921,347      19,156,407
     Inventories ................................    67,694,741      57,145,550
     Prepaid expenses ...........................       257,405         188,452
                                                  -------------   -------------
         Total current assets ...................   100,395,157      85,393,822
                                                  -------------   -------------
PROPERTY, PLANT AND EQUIPMENT:
     Land .......................................     3,790,398       2,750,398
     Machinery and equipment ....................   102,582,968      78,317,920
     Plant and office building ..................    18,929,288      14,708,733
                                                  -------------   -------------
                                                    125,302,654      95,777,051
     Less--Accumulated depreciation .............   (33,652,607)    (28,504,307)
                                                  -------------   -------------
         Net property, plant and equipment ......    91,650,047      67,272,744
                                                  -------------   -------------
OTHER ASSETS ....................................     5,030,961       3,401,103
                                                  -------------   -------------
         Total assets ........................... $ 197,076,165   $ 156,067,669
                                                  =============   =============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current maturities of long-term debt ....... $     613,483   $     340,232
     Accounts payable ...........................    22,188,484      16,540,005
     Accrued liabilities ........................     3,675,716       3,327,480
     Accrued dividends on redeemable
       preferred stock ..........................       616,249            --
                                                  -------------   -------------
         Total current liabilities ..............    27,093,932      20,207,717
                                                  -------------   -------------
LONG-TERM DEBT ..................................    85,137,665      75,735,924
                                                  -------------   -------------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK ......................    12,239,173            --
                                                  -------------   -------------
COMMON STOCKHOLDERS' EQUITY:
     Common stock, $.01 par value--
     Class A: 24,271,127 authorized and
              10,613,380 outstanding shares .....       106,134         106,134
     Class B: 4,302,347 authorized and
              2,271,127 outstanding shares ......        22,711          22,711
     Class C: 100 authorized and outstanding
              shares ............................             1               1
                                                  -------------   -------------
         Total common stock .....................       128,846         128,846
     Paid-in capital ............................    47,769,034      44,890,554
     Retained earnings ..........................    24,707,515      15,104,628
                                                  -------------   -------------
         Total common stockholders' equity ......    72,605,395      60,124,028
                                                  -------------   -------------
         Total liabilities and common
           stockholders' equity ................. $ 197,076,165   $ 156,067,669
                                                  =============   =============

The accompanying notes are an integral part of these consolidated balance sheets.

                             BAYOU STEEL CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           YEAR ENDED SEPTEMBER 30,
                                                                        -----------------------------------------------------------
                                                                             1995                  1994                    1993
                                                                        -------------          -------------          -------------
NET SALES .....................................................         $ 185,772,280          $ 160,822,995          $ 136,008,039
COST OF SALES .................................................           162,158,316            144,313,879            128,032,556
                                                                        -------------          -------------          -------------
GROSS PROFIT ..................................................            23,613,964             16,509,116              7,975,483
                                                                        -------------          -------------          -------------
SELLING, GENERAL AND ADMINISTRATIVE ...........................             5,312,402              3,924,986              3,985,564
NON-PRODUCTION STRIKE EXPENSES ................................               999,938                996,091              3,162,325
                                                                        -------------          -------------          -------------
                                                                           17,301,624             11,588,039                827,594
                                                                        -------------          -------------          -------------
OTHER INCOME (EXPENSE):
     Interest expense .........................................            (7,821,244)            (7,669,665)            (8,260,775)
     Interest income ..........................................               542,909                280,224                192,821
     Miscellaneous ............................................               431,655                162,417                501,084
                                                                        -------------          -------------          -------------
                                                                           (6,846,680)            (7,227,024)            (7,566,870)
INCOME (LOSS) BEFORE TAXES &
   EXTRAORDINARY ITEMS ........................................            10,454,944              4,361,015             (6,739,276)
PROVISION FOR INCOME TAXES ....................................               118,155                   --                     --
                                                                        -------------          -------------          -------------
INCOME (LOSS) BEFORE
   EXTRAORDINARY ITEMS ........................................            10,336,789              4,361,015             (6,739,276)

EXTRAORDINARY ITEMS ...........................................                  --               (5,468,216)               585,541
                                                                        -------------          -------------          -------------
NET INCOME (LOSS) .............................................            10,336,789             (1,107,201)            (6,153,735)
DIVIDENDS ACCRUED AND ACCRETION ON
   PREFERRED STOCK ............................................              (733,902)                  --                     --
                                                                        -------------          -------------          -------------
INCOME (LOSS) APPLICABLE TO COMMON
   AND COMMON EQUIVALENT SHARES ...............................         $   9,602,887          $  (1,107,201)         $  (6,153,735)
                                                                        =============          =============          =============
WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING ..............................            13,113,058             12,884,607             12,884,607

INCOME (LOSS) PER COMMON AND
   COMMON EQUIVALENT SHARE:
     Income (loss) before extraordinary items .................         $         .73          $         .34          $        (.52)
     Extraordinary items ......................................                  --                     (.42)                   .04
                                                                        -------------          -------------          -------------
     Income (loss) per common and
      common equivalent share .................................         $         .73          $        (.08)         $        (.48)
                                                                        =============          =============          =============

The accompanying notes are an integral part of these consolidated statements.

                             BAYOU STEEL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED SEPTEMBER 30,
                                                                       --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                      1995            1994              1993
                                                                       -------------  -------------  --------------
     Income (loss)...................................................    $10,336,789  $  (1,107,201) $   (6,153,735)
     Extraordinary items.............................................         --          5,468,216        (585,541)
     Loss on retirement of equipment.................................         --             25,373          --
     Depreciation ...................................................      5,148,300      4,721,862       4,158,515
     Amortization....................................................        893,185        552,909         457,771
     Provision for losses on accounts receivable.....................        (53,204)       186,560        (174,994)
     Changes in working capital:
       (Increase) in receivables.....................................     (2,711,736)      (666,060)     (6,162,337)
       (Increase) decrease in inventories............................    (10,549,191)    (8,659,142)      5,265,545
       (Increase) decrease in prepaid expenses.......................        (68,953)        33,825          34,781
       Increase (decrease) in accounts payable.......................      5,648,479     (1,131,922)      2,834,369
       Increase (decrease) in accrued liabilities....................        348,236     (1,232,769)       (541,319)
                                                                       -------------  -------------  --------------
         Net cash provided by (used in) operations...................      8,991,905     (1,808,349)       (866,945)
                                                                       -------------  -------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Tennessee facility - net of current assets.......    (17,056,000)        --              --
     Addition of property, plant and equipment.......................    (12,469,603)    (2,761,075)     (3,184,364)
                                                                       -------------  -------------  --------------
         Net cash used by investing activities.......................    (29,525,603)    (2,761,075)     (3,184,364)
                                                                       -------------  -------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net borrowings (payments) under line of credit..................         --         (4,000,000)      4,000,000
     Payments of long-term debt and retirement cost..................       (325,008)   (54,255,783)    (10,836,789)
     (Increase) in other assets......................................     (2,523,043)    (3,789,280)         --
     Proceeds from issuance of long-term debt........................     10,000,000     75,000,000         256,296
     Proceeds from issuance of preferred stock and warrants..........     15,000,000         --              --
                                                                       -------------  -------------  --------------
         Net cash provided by (used in)
          financing activities.......................................     22,151,949     12,954,937      (6,580,493)
                                                                       -------------  -------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS.......................................................      1,618,251      8,385,513     (10,631,802)
CASH AND CASH EQUIVALENTS,
   beginning balance.................................................      8,903,413        517,900      11,149,702
                                                                       -------------  -------------  --------------
CASH AND CASH EQUIVALENTS, ending balance............................  $  10,521,664  $   8,903,413  $      517,900
                                                                       =============  =============  ==============

The accompanying notes are an integral part of these consolidated statements.

                             BAYOU STEEL CORPORATION

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                                         TOTAL
                                         COMMON STOCK                                                   COMMON
                               -------------------------------------     PAID-IN       RETAINED      STOCKHOLDERS'     PREFERRED
                                 CLASS A        CLASS B      CLASS C     CAPITAL       EARNINGS         EQUITY           STOCK
                               ------------   ----------   ---------   ------------   ------------    ------------    ------------
BEGINNING BALANCE,
October 1, 1992 .............. $    106,134   $   22,711   $       1   $ 44,890,554   $ 22,365,564    $ 67,384,964    $       --
  Net loss ...................         --           --          --             --       (6,153,735)     (6,153,735)           --
                               ------------   ----------   ---------   ------------   ------------    ------------    ------------
ENDING BALANCE,
September 30, 1993 ...........      106,134       22,711           1     44,890,554     16,211,829      61,231,229            --
  Net loss ...................         --           --          --             --       (1,107,201)     (1,107,201)           --
                               ------------   ----------   ---------   ------------   ------------    ------------    ------------
ENDING BALANCE,
September 30, 1994 ...........      106,134       22,711           1     44,890,554     15,104,628      60,124,028            --
  Issuance of preferred
    stock net of discount ....         --           --          --             --             --              --        12,121,520
  Discount from issuance
    of preferred stock .......         --           --          --        2,878,480           --         2,878,480            --
  Net income .................         --           --          --             --       10,336,789      10,336,789            --
  Dividends on preferred stock         --           --          --             --         (616,249)       (616,249)           --
  Accretion on preferred stock         --           --          --             --         (117,653)       (117,653)        117,653
                               ------------   ----------   ---------   ------------   ------------    ------------    ------------
ENDING BALANCE,
   September 30, 1995 ........ $    106,134   $   22,711   $       1   $ 47,769,034   $ 24,707,515    $ 72,605,395    $ 12,239,173
                               ============   ==========   =========   ============   ============    ============    ============

The accompanying notes are an integral part of these consolidated statements.

                             BAYOU STEEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1995 AND 1994

1.    OWNERSHIP:

      Bayou Steel Corporation (of LaPlace) was incorporated in Louisiana in 1979. On September 5, 1986, Bayou Steel Acquisition Corporation ("BSAC") acquired substantially all of the capital stock of Bayou Steel Corporation (of LaPlace) from the former stockholders (the "Acquisition") for $75,343,000. Simultaneously with the Acquisition, BSAC merged into Bayou Steel Corporation (of LaPlace) ("BSC") with BSC being the surviving corporation. BSC reincorporated as a Delaware corporation on July 19, 1988 and changed its name from Bayou Steel Corporation (of LaPlace) to Bayou Steel Corporation on August 3, 1988.

      During the year ended September 30, 1995, BSC formed Bayou Steel Corporation (Tennessee) ("BSCT") to acquire the assets of Tennessee Valley Steel Corporation ("TVSC") for $26.8 million (see Note 3). BSCT is a wholly owned subsidiary of BSC.

      The accompanying financial statements include the consolidated accounts of BSC and BSCT (collectively referred to herein as the "Company") after elimination of all significant intercompany accounts and transactions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INVENTORIES

      Inventories are carried at the lower of cost (last-in, first-out) or market except mill rolls which are stated at cost (specific identification) and operating supplies and other which are stated at average cost.

PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment acquired as part of the acquisition of BSC in 1986 and of BSCT in 1995 (see Notes 1 and 3) has been recorded based on the respective purchase prices. Betterments and improvements on property, plant and equipment are capitalized at cost. Interest during construction of significant additions is capitalized. Repairs and maintenance are expensed as incurred. Depreciation is provided on the units-of-production method for machinery and equipment and on the straight-line method for buildings over an estimated useful life of 30 years.

STATEMENT OF CASH FLOWS

      The Company considers investments purchased with an original maturity of three months or less to be cash equivalents.

      Cash payments for interest and Federal income taxes during the three years ended September 30, were as follows:

                                     1995              1994              1993
                                  ----------        ----------        ----------
Interest .................        $8,162,394        $7,947,182        $8,444,066
Income taxes .............              --                --                --

INCOME TAXES

      The Company adopted the provisions of Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" ("FAS 109") effective October 1, 1993. As permitted under FAS 109, the Company elected not to restate the financial statements of prior years upon adoption.

CREDIT RISK

      The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that the credit risk is minimal due to the ongoing review of its customers' financial conditions, the Company's sizeable customer base and the geographical dispersion of the customer base. On some occasions, particularly large export shipments, the Company requires letters of credit. Historically, credit losses have not been significant. Also, the Company invests its excess cash in high-quality short-term financial instruments.

OPERATING LEASE COMMITMENTS

      The Company has no significant operating lease commitments that would be considered material to the financial statement presentation.

3.    ACQUISITION:

      On April 28, 1995, BSCT completed the acquisition of the assets of TVSC. The purchase price has been allocated to the assets based upon their estimated fair values, as follows (in thousands):

Cash .......................................................             $ 8,000
Receivable .................................................                 103
Inventory ..................................................               2,547
Property, Plant & Equipment ................................              16,150
                                                                         -------
                                                                         $26,800

      In addition to the purchase price, additional acquisition costs of $906,000 for legal, consulting, and other expenditures were capitalized to property, plant and equipment.
                                       20

      The acquisition was initially financed with excess cash and borrowings from the Company's $30 million revolving line of credit. Within two months, the Company arranged permanent financing by placing a $10 million term loan (see
Note 7) and issuing of $15 million in redeemable preferred stock and warrants (see Note 15). In addition, the Company amended and restated the existing revolving line of credit which increased the available borrowings from $30 million to $45 million (see Note 8).

4.    INVENTORIES:

Inventories, as of September 30, 1995 and 1994 consisted of the following:

                                                      1995             1994
                                                  ------------     ------------
Scrap steel ..................................    $  4,964,364     $  3,811,616
Billets ......................................       6,357,640        1,854,211
Finished product .............................      42,541,400       35,651,158
LIFO adjustments .............................      (4,741,268)        (931,213)
                                                  ------------     ------------
                                                    49,122,136       40,385,772
Mill rolls, operating supplies, and other ....      18,572,605       16,759,777
                                                  ------------     ------------
                                                  $ 67,694,741     $ 57,145,549

      There was an increment in the last-in, first-out ("LIFO") inventories in fiscal 1995 and fiscal 1994. At September 30, 1995 and 1994, the first-in, first-out ("FIFO") inventories were $53.9 million and $41.3 million, respectively. A lower of cost or market evaluation of the carrying value of inventory was prepared at the end of each fiscal year, and market value was in excess of the carrying value of the LIFO and FIFO inventories for all years presented.

5.    PROPERTY, PLANT AND EQUIPMENT:

      Property, plant and equipment of TVSC was acquired for $17.1 million (see
Note 3) during fiscal 1995. Excluding the acquisition, capital expenditures totaled $12.5 million, $2.7 million and $3.2 million in fiscal 1995, 1994, and 1993, respectively. As of September 30, 1995, the estimated costs to complete authorized projects under construction or contract amounted to $1.2 million.

      The Company capitalized interest of $394,000, $69,000, and $115,000 during the years ended September 30, 1995, 1994, and 1993, respectively, related to qualifying assets under construction. Depreciation expense during the years ended September 30, 1995, 1994, and 1993 was allocated as follows:

                                               1995         1994         1993
                                            ----------   ----------   ----------
Inventory ...............................   $  178,835   $  297,409   $    --
Cost of sales ...........................    4,964,204    4,419,930    4,156,851
Selling, general and administrative .....        5,261        4,523        4,398
                                            ----------   ----------   ----------
                                            $5,148,300   $4,721,862   $4,161,249
                                            ==========   ==========   ==========

      In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company has elected to adopt the provisions of this statement as of October 1, 1994. The adoption of this statement had no impact on the financial position or results of operations of the Company as of September 30, 1995.

6.    OTHER ASSETS:

      Other assets consist of financing costs associated with the issuance of long-term debt, redeemable preferred stock and warrants, and the Company's revolving line of credit (see Notes 7, 8, and 15) which are being amortized over the lives of the related transaction. During fiscal 1995, the Company wrote off $165,000 of other assets related to the previously existing revolving line of credit. The Company also capitalized $2,176,000 of deferred financing costs related to the term loan, redeemable preferred stock and warrants, and the amended and restated revolving line of credit. During fiscal 1994, the Company wrote off $953,000 of other assets related to the 14.75% Senior Secured Notes (the "14.75% Notes") and capitalized $3,783,000 of deferred financing costs related to the 10.25% First Mortgage Notes (the "10.25% Notes") and the 1994 amended and restated revolving line of credit. Amortization of other assets was approximately $893,000, $553,000, and $458,000 for the years ended September 30, 1995, 1994, and 1993, respectively.

7.    LONG-TERM DEBT:

      Long-term debt of the Company as of September 30, 1995 and 1994 included the following:
                                                          1995          1994
                                                       -----------   -----------
First Mortgage Notes (see below) ...................   $75,000,000   $75,000,000
Term Loan (see below) ..............................    10,000,000          --
Other notes payable, due monthly, bearing interest
from 8.5% to 10.25% secured by Company assets ......       751,148     1,076,156
                                                       -----------   -----------
                                                        85,751,148    76,076,156
Less--current maturities ...........................       613,483       340,232
                                                       -----------   -----------
                                                       $85,137,665   $75,735,924

      On June 20, 1995, the Company entered into a five-year term loan agreement for $10 million. The proceeds received from the term loan were used to repay the loan outstanding under BSC's revolving credit facility which had been incurred to acquire substantially all of the assets of TVSC. The term loan is partially secured by the Company's accounts receivable and inventories. The term loan agreement calls for quarterly principal payments of $750,000 beginning June 30, 1997 through March 31, 1999 and $1,000,000 million beginning June 30, 1999 through December 31, 1999. The remaining $1,000,000 million principal payment is due on the final maturity date of June 20, 2000. The term loan bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by earnings before interest, taxes, depreciation and amortization ("EBITDA"). As of September 30, 1995, the interest rate was LIBOR plus 2% or approximately 7.9%. Term loan interest is payable quarterly. Fair value of the term loan approximates carrying value.

      The 10.25% First Mortgage Notes (the "10.25% Notes") are secured by a first priority security interest granted by the Company, subject to certain exceptions, in substantially all unencumbered existing and future real and personal property, fixtures, machinery and equipment (including certain operating equipment classified as inventory) and the proceeds thereof, whether existing or hereafter acquired.

      The 10.25% Notes bear interest at the nominal rate of 10.25% per annum payable semi-annually on each March and September 1, commencing September 1, 1994. The 10.25% Notes will be redeemable, in whole or in part, at any time on and after March 1, 1998, initially at 103.33% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par on March 1, 2000. There are no principal payments due on the 10.25% Notes until maturity in 2001. As of September 30, 1995 and 1994, the Company accrued interest at a rate of 10.25%. The fair value of the 10.25% Notes on September 30, 1995 was $69.0 million.

      On March 3, 1994, the Company redeemed $39.9 million of the 14.75% Notes at a price of 110 in connection with the issuance of the 10.25% Notes. Call premiums of $3.9 million, write-offs of unamortized finance costs of $1.0 million, and interest of $0.6 million related to this redemption are included in the extraordinary loss recorded in the Statement of Operations as of September 30, 1994. There was no tax effect related to this transaction.

8.    SHORT-TERM BORROWING ARRANGEMENT:

      On June 20, 1995, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit using a borrowing base of receivables and inventory. Based on these criteria, the amount available as of September 30, 1995 was $29.7 million, net of $3.3 million outstanding letters of credit. The agreement is secured by inventory and accounts receivable at interest rates on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by EBITDA. As of September 30, 1995, the interest rate was LIBOR plus 2% or approximately 7.9%. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain indebtedness. There were no borrowings under the line of credit as of September 30, 1995 and 1994. The maximum amount outstanding during fiscal 1995 and 1994 was $23.3 million and $7.9 million, respectively. The average borrowings were $2.2 million and $2.4 as of September 30, 1995 and 1994, respectively. The weighted average interest rates were 8.9% and 5.2% as of September 30, 1995 and 1994, respectively.

9.    INCOME TAXES:

      The Company is subject to United States Federal income taxes. The primary difference between book and tax reporting of income relates to the allocation of the carrying cost of property, plant and equipment to operations due to (a) different depreciation methods used for tax and financial reporting purposes,
(b) a writedown of the carrying value of property, plant and equipment to estimated net realizable value recorded for financial reporting purposes in prior years, and (c) the sale of tax benefits discussed below.

      In 1981, the Company entered into lease agreements with an unrelated corporation whereby certain tax benefits were transferred to the unrelated corporation as allowed under the provisions of the Economic Recovery Tax Act of 1981. These agreements, the last of which will expire in late 1996, include various covenants not to dispose of the property covered by the agreement and indemnification of the unrelated corporation by the former majority stockholder against any losses which might result from a breach of the Company's warranties and covenants, including those related to the Federal income tax implications of the transaction. In 1986, the Company agreed to require any purchaser of the property subject to such Mortgage to take the property subject to such agreements and to ensure that any disposition of the property upon a foreclosure of the Mortgage would not constitute a "disqualifying event" within the meaning of the regulations promulgated under Section 168(f)(8) of the Internal Revenue Code as in effect prior to the enactment of the Tax Equity and Fiscal Responsibility Act of 1982. The result of this and other related agreements may be to limit the marketability of the property upon a foreclosure of the Mortgage. The Company will recognize interest income of $1.3 million and rent expense of $13.7 million for tax reporting purposes in fiscal years 1996 and 1997 based upon the foregoing agreements.

      The Company and an individual controlling the current majority stockholder agreed to indemnify the former majority stockholder for any payments required to be made to the unrelated corporation caused by the Company's failure to comply with the foregoing agreements. The former stockholder retains ownership of the Company's Class C Common Stock which carries certain limited voting rights including the holders' right to prevent certain transactions (liquidation and certain mergers) which could result in liability to the former majority stockholder under its indemnification to the unrelated corporation. The Company's Class B Common Stock carries these same voting rights.

      As of September 30, 1995, for tax purposes, the Company had net operating loss carryforwards ("NOLs") of approximately $316.1 million and $289.6 million available to offset against regular tax and alternative minimum tax, respectively. As of September 30, 1995, the Company provided $118,000 for Federal alternative minimum tax and state income tax purposes. Due to generating book and tax losses in fiscal 1994 and 1993, there was no provision for income taxes in these years.

      The NOLs will expire in varying amounts through fiscal 2009. A substantial portion of the available NOLs, approximately $200 million, expires by fiscal 2000. In addition, the Company has $12.4 million of future tax benefits attributable to its tax benefit lease which expires in 1997 and which may, to the extent of taxable income in the year such tax benefit is produced, be utilized prior to the NOLs. Even though management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is likely that all of the NOLs will be utilized. The Company adopted the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), effective October 1, 1993. FAS 109 required recognition of future tax benefits, subject to a valuation allowance based on the likelihood of realizing such benefits. Deferred tax assets of approximately $121 million (NOLs, future tax benefits attributable to its tax benefit lease, and other temporary timing differences multiplied by the federal income tax rate) and deferred tax liabilities of approximately $13 million (basis differences between tax and book plant, property, and equipment multiplied by the federal income tax rate) were recorded in fiscal 1995. However, in recording these deferred assets, FAS 109 required the Company to determine whether it is "more-likely-than-not" that the Company will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicated that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years"; therefore, the Company determined that it was required by the provisions of FAS 109 to establish a valuation allowance of $108 million for all of the recorded net deferred tax assets. In view of the fact that this determination was based primarily on historical losses with no regard for the impact of proposed capital expenditures and business plans, future favorable adjustments to the valuation allowance may be required if and when circumstances change. Adoption of FAS 109 had no impact on income for financial reporting or tax purposes for fiscal 1995 or prior years.

10.   COMMITMENTS AND CONTINGENCIES:

STRIKE

      On March 21, 1993, the United Steelworkers of America Local 9121 (the "Union") initiated a strike against the Company. The strike is ongoing. After nearly 18 months of no formal negotiations on a new contract, the Union requested formal negotiating sessions in November 1995. Differences have thus far precluded an agreement. The Company cannot predict the impact that a new collective bargaining contract will have on the Company's results. However, the Company believes a new contract will not have a negative material effect on the Company's results.

      The Union has filed charges with the National Labor Relations Board (the "NLRB") alleging that the Company has violated the National Labor Relations Act (the "NLRA") relating to its bargaining conduct. The Company believes it has meritorious defenses to these charges, has responded timely to all charges, and believes that it has negotiated in good faith with the Union. An unfavorable decision by the NLRB, however, should not materially affect the Company.

      In conjunction with the acquisition of the assets of TVSC, the Union filed a charge with the NLRB alleging that the Company has violated the NLRA relating to its refusal to hire certain individuals, who were former employees of TVSC, at BSCT. The Company believes it has meritorious defenses to these charges.

      The Union's corporate campaign against the Company continues on many different fronts. The Union recently appealed to the states of Louisiana and Tennessee to take away tax exemptions/grants from the Company; neither attempt was successful. The Union also attempted to disrupt the Company's activities to secure permanent financing for the acquisition of the assets of TVSC and the 10.25% Notes. The Company expects similar activities to continue.

ENVIRONMENTAL

      The Company is subject to various Federal, state, and local laws and regulations concerning the discharge of contaminants which may be emitted into the air, discharged into waterways, and the disposal of solids and/or hazardous wastes such as electric arc furnace dust. In addition, in the event of a release of a hazardous substance generated by the Company, the Company could be potentially responsible for the remediation of contamination associated with such a release. In the past, the Company's operations in some respects have not met all of the applicable standards promulgated pursuant to such laws and regulations. At this time, the Company believes that it is in compliance in all material respects with applicable environmental requirements and that the cost of such continuing compliance will not have a material adverse effect on the Company's competitive position, operations or financial condition, or cause a material increase in currently anticipated capital expenditures. The Company currently has no mandated expenditures at its Louisiana facility to address previously contaminated sites. Also, the Company is not designated as a Potential Responsible Party ("PRP") under the Superfund legislation. At September 30, 1995, the Company has accrued a loss contingency for environmental matters.

      TVSC had entered into a Consent Agreement and Order (the "Voluntary Consent Order") under the Tennessee Department of Environmental and Conservation's voluntary clean-up program. The Company, in acquiring the assets of TVSC, has entered into a similar Voluntary Consent Order. Estimates indicate that the cost for remediating the affected areas ranges from $350,000 for the lowest cost remedy to $1,800,000 for higher cost remedies. The purchase agreement between the Company and TVSC provided for $2.0 million of the purchase price to be held in escrow and applied to costs incurred by the Company for remediation under the Voluntary Consent Order ( with an additional $1.0 million to be held in escrow for one year for such costs and other costs resulting from a breach of TVSC's representation and warranties in the agreement). If during the remedial investigation significantly more extensive or more toxic contamination is found, then costs could be greater than those estimated, and to the extent these costs exceeded funds escrowed by TVSC, the Company would be liable.

OTHER

      The Company does not provide any post-employment or post-retirement benefits to its employees other than those described in Note 11.

      There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position.

11.   STOCK OPTION PLAN

      The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan (the "1991 Plan") for the purpose of attracting and retaining key employees.

      On September 21, 1994, the Board of Directors granted 115,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on that date of $4.375, to key employees. The options are exercisable in five equal annual installments commencing on September 21, 1995. As of September 30, 1995, no options were exercised, 23,000 shares were exercisable, and 485,000 shares were available for grant under the 1991 Plan. The Company recorded no compensation expense related to the 1991 Plan during fiscal 1995 and 1994.

A summary of activity relating to stock options is as follows:
                                                                       # OF
                                                                   STOCK OPTIONS
                                                                   -------------
Outstanding, September 30, 1994...................................   115,000
Granted...........................................................         0
Exercised.........................................................         0
Canceled..........................................................         0
                                                                     -------
Outstanding, September 30, 1995...................................   115,000
                                                                     =======

12.   EMPLOYEE RETIREMENT PLANS:

      Effective October 1, 1991, the Company implemented two defined benefit retirement plans (the "Plan(s)"), one for employees covered by the contracts with the United Steelworkers of America ("hourly employees") and one for substantially all other employees ("salaried employees"), except those employees at BSCT who are covered by a defined contribution plan. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees' years of service and average compensation for a specified period of time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The net pension cost for both non-contributory Company sponsored pension plans consists of the following components for fiscal year 1995 and 1994:

The actuarial present value of future benefit obligations:

                                                         1995        1994
                                                     -----------  -----------
 Vested benefit obligation.........................  $   949,213  $   727,904
 Non-vested benefit obligation.....................       48,985       30,030
                                                     -----------  -----------
 Accumulated benefit obligation....................  $   998,198  $   757,934
                                                     ===========  ===========

 Projected benefit obligation......................  $ 1,498,397  $ 1,137,044
 Plan assets at fair value.........................   (1,302,778)    (839,506)
                                                     -----------  -----------
 Funded status.....................................      195,619      297,538
 Unrecognized net loss.............................     (142,776)    (170,986)
                                                     -----------  -----------
 Accrued pension liability.........................  $    52,843  $   126,552
                                                     ===========  ===========
Determination of net periodic pension cost:
 Service cost......................................  $   300,877  $   307,382
 Interest cost.....................................       82,813       57,533
 Expected return on plan assets....................      (93,613)     (57,045)
 Net amortization..................................        1,735        2,546
                                                     -----------  -----------
 Total net periodic pension cost...................  $   291,812  $   310,416
                                                     ===========  ===========

      The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 1995 and 1994 measurement dates and include a discount rate of 7.5% per annum on valuing liabilities; long-term expected rate of return on assets of 9% per annum; salary increases of 5% per annum for salaried employees; and an inflation rate of 5% per annum.
                                       27

      The Company recognized expenses of $58,000 in fiscal 1995 and $50,000 in fiscal 1994 and 1993 in connection with a defined contribution plan to which non-bargaining employees at the Louisiana facility contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $31,000 in fiscal 1995 in connection with a defined contribution plan at BSCT to which the employees contribute and the Company makes matching contributions based on employee contributions and profit sharing contributions based on employees' annual wages.

13.   MAJOR CUSTOMERS:

      No single customer accounts for 10% or more of the total sales for the years ended September 30, 1995, 1994, and 1993.

14.   RELATED PARTY TRANSACTIONS:

      The Company and related parties controlled by a stockholder entered into a Service Agreement dated September 5, 1986 (the Service Agreement), pursuant to which the related parties provide certain assistance and services (research and development, industrial and labor relations, engineering, legal, etc.) to the Company for a fee. The Service Agreement was terminated as of September 30, 1994. There were no charges for the year ended September 30, 1995. Costs charged for these services, prior to terminating the contract, were approximately $64,000 for the year ended September 30, 1994, and $87,000 for the year ended September 30, 1993.

      The Company entered into an agreement on May 28, 1987 with a stockholder to provide certain investment banking services to the Company on a competitive, first refusal basis until September 4, 1996. During the year ended September 30, 1995, the stockholder acted as co-manager in conjunction with the placement of preferred stock and warrants (see Note 15) and received $160,000 for its services. Although services were provided, no obligations were incurred in fiscal years 1994 and 1993.

15.   PREFERRED STOCK AND WARRANTS

      On June 20, 1995, the Company completed the issuance and sale of preferred stock and warrants to purchase common stock for $15 million. The Company issued 15,000 shares of its redeemable preferred stock and warrants to purchase six percent of the Company's Common Stock (or 822,422 Class A shares) at a nominal amount. The Company valued the 15,000 shares of preferred stock sold at $12,121,520, after deducting $2,878,480 for the market value of the warrants issued.

      The holders of the preferred stock are entitled to receive quarterly dividends at a rate of 14.5% per annum. If a quarterly dividend payment is not made by the end of a quarter, the rate will increase by 3%. In addition, the holders have a right to additional warrants in the event that any two consecutive quarterly
                                       28

payments are missed or other defined events take place. As of September 30, 1995, the Company accrued dividends at a rate of 14.5%. The carrying amount of the preferred stock will increase by periodic accretion of the difference between the recorded value of the stock at the date of issuance and the redemption value from 1995 through the mandatory redemption date of June 20, 2002, based on the interest method. The terms of the stock purchase agreement impose certain financial covenants which are generally related to covenants in the revolving line of credit or the 10.25% Notes.

      The preferred stock is mandatorily redeemable by the Company on June 20, 2002 ; however, the Company can redeem at any time on and after June 20, 1996, initially at 113.0% of the outstanding balance, plus accrued dividends to the date of redemption, and declining ratably to par on June 20, 2000. The fair value of the preferred stock on September 30, 1995 was $15.2 million. The fair value of the warrants on September 30, 1995 was $3.7 million.

16.   COMMON STOCK:

      Income per common and common equivalent share are based on the weighted average number of common shares and common stock equivalent shares outstanding of 13,113,058 for the year ended September 30, 1995 and 12,884,607 for the years ended September 30, 1994 and 1993, respectively. In connection with the issuance of redeemable preferred stock on June 20, 1995 as discussed in note 15, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. These warrants are considered common stock equivalents in calculating income per common and common equivalent share for fiscal 1995. There was no impact on income per share as a result of the stock options granted in September, 1994 (see Note 11).

      Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock have 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers (see
Note 9). The Company's ability to pay dividends is subject to restrictive covenants under the Indenture pursuant to which the Company's 10.25% Notes were issued, the Preferred Stock and Warrant Purchase Agreement, and the Company's line of credit (see Notes 7 and 8).

17.   MISCELLANEOUS:

      Miscellaneous income/(expense) as of September 30, 1995, 1994, and 1993 included the following:
                                              1995       1994      1993
                                            ---------  ---------  ---------
 Discount earned..........................  $ 211,566  $ 228,453  $ 149,648
 Allowance for doubtful accounts..........     53,204   (186,560)   174,994
 Other income.............................    166,885    120,524    176,442
                                            ---------  ---------  ---------
                                            $ 431,655  $ 162,417  $ 501,084
                                            =========  =========  =========
                                       29

18.   QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                                    FISCAL YEAR 1995 QUARTERS
                                                                         ------------------------------------------
                                                                           FIRST     SECOND      THIRD      FOURTH
                                                                         --------   --------   ---------    -------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales..............................................................  $  43,852  $  49,522  $  47,386    $45,012
Gross Profit...........................................................      6,629      6,944      6,472      3,569
Net Income.............................................................      3,422      3,843      2,802        271
Dividends and Accretion on Preferred Stock.............................      --         --           (77)      (657)
Income (Loss) Applicable to Common and
   Common Equivalent Shares............................................      3,422      3,843      2,725       (386)
Income (Loss) Per Common and
   Common Equivalent Shares............................................        .27        .30        .21       (.03)
                                                                                    FISCAL YEAR 1994 QUARTERS
                                                                         ------------------------------------------
                                                                           FIRST     SECOND      THIRD      FOURTH
                                                                         --------   --------   ---------    -------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales..............................................................  $  36,778  $  37,433  $  44,877  $  41,735
Gross Profit...........................................................      2,220      3,575      5,166      5,548
Net Income (Loss) Before Extraordinary Items...........................       (973)       513      2,316      2,505
Extraordinary Items....................................................      --        (5,468)     --         --
Net Income (Loss)......................................................       (973)    (4,955)     2,316      2,505
Income (Loss) Per Common Share Before Extraordinary Items..............       (.08)       .04        .18        .19
Extraordinary Items Per Common Share...................................      --          (.42)     --         --
Income (Loss) Per Common Share.........................................       (.08)      (.38)       .18        .19

                             BAYOU STEEL CORPORATION

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Bayou Steel Corporation:


      We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of operations, cash flows, and changes in equity for the years ended September 30, 1995, 1994, and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiary as of September 30, 1995 and 1994 and the results of their operations and their cash flows for the years ended September 30, 1995, 1994, and 1993 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

New Orleans, Louisiana
      November 17, 1995

                                       31

                             BAYOU STEEL CORPORATION

                             SHAREHOLDER INFORMATION
CORPORATE DATA
CORPORATE HEADQUARTERS
Bayou Steel Corporation
138 Highway 3217
LaPlace, Louisiana 70068
(504) 652-4900

MAILING ADDRESS
Bayou Steel Corporation
P.O. Box 5000
LaPlace, Louisiana 70069-1156

TRANSFER AGENT AND REGISTRAR
Class A Common Stock
Society National Bank
  KeyCorp Shareholders, Inc.
700 Louisiana Street
Suite 2620
Houston, Texas 77002-2729
(1-800) 539-6549

TRUSTEE
101/4% First Mortgage Notes due 2001
First National Bank of Commerce
210 Baronne Street
P.O. Box 60279
New Orleans, Louisiana 70160
(504) 561-1606

INDEPENDENT AUDITORS
Arthur Andersen LLP
201 St. Charles Avenue, Suite 4500
New Orleans, Louisiana 70170
(504) 581-5454

STOCK LISTING
American Stock Exchange
Trading Symbol-BYX

INVESTOR INFORMATION
SEC Form 10-K and other
investor information is available
upon request by writing or calling:
Bayou Steel Corporation
Vice President, Chief Financial
Officer, Treasurer and Secretary
P.O. Box 5000
LaPlace, Louisiana 70069-1156
(504) 652-4900

BOARD OF DIRECTORS
Howard M. Meyers
Chairman of the Board and
Chief Executive Officer
Bayou Steel Corporation

John A. Canning, Jr.
President
Madison Dearborn Partners, Inc.

Lawrence E. Golub*
President
Golub Associates, Inc.

Melvyn N. Klein, Esq.*
President
JAKK Holding Corporation
General Partner
GKH Partners, L.P.

Albert P. Lospinoso*
President and Chief Operating Officer
RSR Corporation

Stanley S. Shuman
Executive Vice President and
Managing Director
Allen & Company Incorporated

Jeffrey P. Sangalis*
Partner and Director
Rice Capital

Jerry M. Pitts
President and Chief
Operating Officer
Bayou Steel Corporation

CORPORATE OFFICERS
Howard M. Meyers
Chairman of the Board and
Chief Executive Officer

Jerry M. Pitts
President and Chief
Operating Officer

Richard J. Gonzalez
Vice President, Chief Financial
Officer, Treasurer and Secretary

Rodger A. Malehorn
Vice President of Commercial Operations

Timothy R. Postlewait
Vice President of Plant Operations

Henry S. Vasquez
Vice President of Human Resources

*Member of Audit Committee

                           For information, contact:

                               [BAYOU STEEL LOGO]

                             Bayou Steel Corporation
                                  P.O. Box 5000
                             LaPlace, LA 70069-1156
                              Phone: (504) 652-4900