Form 10-K, Exhibit 13
period 1996-09-30
BAYOU STEEL CORP
filed 1996-12-18
CIK 807877

EXHIBIT 13.1

                                   BAYOU STEEL
                                   CORPORATION

                      ------------------------------------

                                  ANNUAL REPORT

                                      1996

         BAYOU STEEL CORPORATION OWNS AND OPERATES A STEEL MINIMILL LOCATED ON THE MISSISSIPPI RIVER IN LAPLACE, LOUISIANA, 35 MILES NORTHWEST OF NEW ORLEANS, LOUISIANA AND A ROLLING MILL IN HARRIMAN, TENNESSEE, 37 MILES WEST OF KNOXVILLE.

         THE COMPANY'S PRINCIPAL RAW MATERIAL, SCRAP STEEL, IS MELTED IN ELECTRIC ARC FURNACES AND CONTINUOUSLY CAST INTO BILLETS, THEN ROLLED ON ITS TWO ROLLING MILLS INTO A VARIETY OF BAR AND LIGHT STRUCTURAL STEEL SHAPES. CURRENTLY, THE COMPANY ROLLS ANGLES, CHANNELS, FLATS, STANDARD BEAMS, WIDE-FLANGE BEAMS, ROUNDS, AND SQUARES. THESE PRODUCTS ARE SOLD PRINCIPALLY TO STEEL SERVICE CENTERS THAT SUPPLY VARIOUS END-USERS IN MANUFACTURING AND CONSTRUCTION. THE COMPANY HAS OVER 613 CUSTOMERS IN 44 STATES, CANADA, AND MEXICO. THE COMPANY ALSO, OCCASIONALLY, SHIPS BOTH BILLETS AND SHAPES OVERSEAS.

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

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS

YEAR ENDED SEPTEMBER 30,                                  1996           1995
                                                          ----           ----
FOR THE YEAR:
  Net Sales ...................................   $ 204,425,858    $ 185,772,280
  Net Income ..................................         314,600       10,336,789
  Income (Loss) Per Equivalent Common Share ...            (.17)             .73
  EBITDA(1) ...................................   $  16,373,900    $  23,774,764
  Interest Coverage Ratio .....................            1.93             3.14

AT YEAR END:
  Cash Equivalent .............................   $     748,608    $  10,521,664
  Working Capital .............................      70,090,008       73,301,225
  Property, Plant and Equipment ...............      90,334,397       91,650,047
  Total Assets ................................     199,271,685      197,076,165
  Long-Term Debt ..............................      83,540,331       85,137,665
  Common Stockholders' Equity .................      70,327,577       72,605,395
  Stockholder Equity per Share ................            5.13             5.54
  Stock Price per Share .......................   $        3.63    $        4.94

OTHER DATA:
  Shape Shipments .............................         580,069          503,297
  Billet Shipments ............................          15,638           11,072
  Employees ...................................             550              545

(1) Earnings before Interest, Tax, Depreciation, and Amortization.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

 RESULTS OF OPERATIONS

    Bayou Steel Corporation (the "Company") reported consolidated income in fiscal 1996 of $0.3 million compared to $10.3 million in fiscal 1995. The $10.0 million reduction in the Company's results was mainly due to four factors. First, metal margin at the Louisiana facility ("Louisiana") ("BSCL"), the difference between shape selling price and raw material ("scrap") cost, decreased by 4.1% or $9 per ton. Second, the prices of certain supply items and energy increased significantly at the Louisiana facility, resulting in additional expenses of $4.4 million. Third, the loss at Bayou Steel Corporation (Tennessee) ("Tennessee") ("BSCT"), a wholly owned subsidiary, which started operations in the last quarter of the prior fiscal year, increased by $4.6 million. And fourth, non-production strike expenses increased 77% or $0.8 million.

    The Company reported consolidated net income of $10.3 million in fiscal 1995 compared to $4.4 million before an extraordinary item in fiscal 1994. The $5.9 million improvement in the Company's results was mainly due to two factors. First, shape shipments increased by 12.7%. Second, metal margin increased by 8.8%. The loss of $2.2 million at BSCT impacted earnings. Cost of goods sold for the Company was adversely impacted by the start-up of several capital improvement projects and the idle second furnace at the Louisiana facility, the increase in additive and alloy costs, and unusual adjustments in scrap inventories.

    The dividends accrued and accretion of $2.6 and $0.7 million on the preferred stock in fiscal 1996 and 1995, respectively, is the result of the Company issuing $15 million in preferred stock and warrants in late fiscal 1995 as part of the financing of the acquisition of the assets of Tennessee Valley Steel Corporation ("TVSC"). The extraordinary loss of $5.5 million in fiscal 1994 was caused by the prepayment of the 14.75% Senior Secured Notes (the "14.75% Notes") which had provisions for escalating interest rates as operating cash flow improved. The loss includes prepayment penalties, interest during the defeasance period, and the write-off of the unamortized portion of deferred financing cost. This debt was replaced with $75 million of 10.25% First Mortgage Notes Due 2001 (the "10.25% Notes").

    The following table sets forth the shipment and sales data for the fiscal years indicated.

                                                  YEARS ENDED SEPTEMBER 30,
                                               1996          1995         1994
                                             --------      -------      --------
Shape Shipment Tons ..................       580,069       503,297       446,572
Average Shape Selling
 Price Per Ton .......................      $    340      $    360      $    337
Billet Shipment Tons .................        15,638        11,072        35,503
Average Billet Selling
 Price Per Ton .......................      $    233      $    235      $    224
Net Sales (in thousands) .............      $204,426      $185,772      $160,823

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)
SALES

    Net sales increased by $18.7 million or 10.0% in fiscal 1996 compared to fiscal 1995 due to increased shipments out of both the Louisiana and Tennessee facilities. The increases in shipments were partially offset by an overall decrease in selling prices. Net sales increased by $25 million or 15.5% in fiscal 1995 compared to fiscal 1994 due to an increase in shape shipments and selling prices, reflecting a stronger economy. The increase was partially offset by fewer tons of billets shipped in fiscal 1995.

    SHAPES. In fiscal 1996, the 76,772 tons or 15.3% increase in shape shipments was attributable to improved product demand and the additional product line from the Tennessee facility. The Louisiana facility's, which had the best shipment year in the history of the Company, shipments increased by 5,973 tons compared to the prior year. Exports to Mexico and overseas were minimal, while shipments to Canada were slightly less than the prior year. More shipments, as a percentage of the total, went to steel service centers and less to end users. The $20 per ton or 5.6% decrease in shape prices was the result of additional capacity being shifted into the Company's product line from mills previously producing for the special bar quality ("SBQ") market. This unanticipated shift was due to the extreme softness of the SBQ market. In addition, excess inventory at certain minimills and imports in the Southwest from Mexican mills contributed to the decrease in selling price. The Tennessee facility's, which started operations late in fiscal 1995, shipments increased by 70,800 tons. The prices for the merchant bar product line from the Tennessee facility also carried a lower selling price compared to the structural products from the Louisiana facility. Consequently, the mix of selling more merchant bar products from the Tennessee facility in fiscal 1996 resulted in lowering the overall selling price by $4 per ton. The Company also expanded it's market area for merchant bar resulting in lower selling prices.

    In fiscal 1995, the 56,725 tons or 12.7% increase in shape shipments was attributable to a strong economy and improved product mix which enabled the Company to better respond to customer demand. Exports to Mexico and overseas were minimal, while exports to Canada improved by 2.7% compared to fiscal 1994. Shipments from the Tennessee facility in fiscal 1995 were minimal, since operations only started-up in mid-July, and there were no finished products in inventory available for sale. The $23 per ton or 6.8% increase in shape prices was primarily in response to a strong market demand. The 1995 selling price was the best since fiscal 1989. The selling price of structural shapes, towards the end of fiscal 1994 and into fiscal 1995, began to be influenced more by the strong market and less by scrap cost as was the case during the first half of fiscal 1994, resulting in improved metal margins.

    The Company expects an improvement in shipments in fiscal 1997 mainly due to the expansion of its market with products from the Tennessee operation. The Company plans to continue to optimize its product mix to remain competitive, maintain its share in the light structural shape market, and establish stability in the merchant bar market. The Company expects prices to remain stable in the first fiscal quarter of 1997.

    BILLETS. In fiscal 1996, billet shipments, the Company's semi-finished product, increased slightly compared to fiscal 1995 due to a large export shipment and several smaller domestic shipments. The overall selling price of billet sales were consistent with last year. The Company supplied approximately

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

29,000 tons of billets to the Tennessee rolling mill, exhausting the remainder of the Company's excess billet production in fiscal 1996. The remainder of BSCT's billet requirements were purchased on the open market at competitive prices.

    In fiscal 1995, billet shipments decreased compared to fiscal 1994 due to the lack of billets available for sale. More billets were used in Louisiana's rolling mill due to higher production levels, resulting in fewer billets available for sale to customers. Also, the Company supplied Tennessee's rolling mill with some billets exhausting the remainder of the Company's production. The selling price for billets increased in 1995 due to increased raw material costs and improved market conditions.

    In fiscal 1997, the Company will continue to supply all of Louisiana's billet requirements for its rolling mill. Excess billets will be shipped to Tennessee's rolling mill to partially fill its billet requirements. Tennessee's remaining billet requirements will be purchased from other steel mills. Depending on market conditions, the Company may sell billets on an occasional and selective basis to domestic and export customers while purchasing additional billets for Tennessee. The Company will continue to evaluate its long-term billet supply strategy while reacting to short-term market changes.

COST OF GOODS SOLD

    Cost of goods sold was 92.2% of sales in fiscal 1996 compared to 87.3% in fiscal 1995. The percent increase in cost of goods sold was due to shape selling prices decreasing more than scrap prices, the learning curve associated with the start-up of operations at Tennessee, the learning curve associated with the installation of the new capital improvements at Louisiana, and price increases of certain key supply items.

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

    SCRAP. The major component of cost of goods sold is scrap. In fiscal 1996, the scrap costs decreased 3.4% compared to fiscal 1995 levels. BSCL's shape selling prices decreased $9 more than the scrap costs resulting in 4.1% reduction in BSCL's metal margin. Partially offsetting the margin reduction was the best scrap yield in the history of the Company. In fiscal 1995, the scrap cost increased an average 3.5% compared to fiscal 1994. The selling prices increased $18 per ton more than the scrap price increases resulting in significantly better margins. In the first quarter of fiscal 1997, the Company expects scrap prices to temporally decrease.

    In order to achieve better control over scrap cost and availability, the Company opened Mississippi River Recycling ("MRR") which operates an automobile shredder. MRR produces shredded scrap metal which is one of several scrap types used in steelmaking at the minimill. This project was completed in

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

the fourth quarter of fiscal 1995 and experienced normal start-up problems during the early stages of the operation and is now operating at planned capacity. In fiscal 1996, the market for car bodies, the principal raw material feed for a shredder, was higher than anticipated due to local competitive conditions and increased domestic demand for shredded material. However, the market has been stabilizing in recent months and further reductions in raw material prices are expected.

    AAF. Another component of raw materials is additives, alloys and flux ("AAF"). AAF cost increased in fiscal 1996 and 1995 by 12.0% and 7.4%, respectively, mainly due to price. AAF prices have recently increased significantly due to reduced product availability which was caused by an anti-dumping suit against foreign markets utilized by BSCL and its competitors. This resulted in higher duties on imported AAF. Also contributing to the higher prices is the increase in domestic demand due to the high steelmaking capacity utilization. These general market conditions affect the Company and its competition.

    CONVERSION COST. Another significant portion of cost of goods sold is conversion cost, which includes labor, energy, maintenance material, and supplies used to convert raw materials into billets and billets into shapes. Conversion cost per ton for the Louisiana facility, which include fixed and variable costs, increased 5.6% in fiscal 1996 compared to fiscal 1995, and decreased 1% in fiscal 1995 compared to fiscal 1994.

    In fiscal 1995, conversion cost per ton at the Louisiana plant decreased by 1% compared to fiscal 1994 primarily due to an 8.7% improvement in productivity which reduced fixed cost per ton. Late in the third fiscal quarter, the Louisiana operations took a planned shutdown for major maintenance and installation of capital improvements. The start-up of several new capital projects initially affected productivity. Simultaneously, costs were impacted in the melt shop as the Company hired and trained personnel for starting the idled second furnace to supply billets to Tennessee. The learning curve on the second furnace was slow, resulting in higher costs. These start-up issues increased operating costs by approximately $1.5 million and carried over to the first quarter of fiscal 1996.

    In fiscal 1996, conversion cost per ton at the Louisiana plant increased by 5.6% compared to fiscal 1995. The main increase in conversion cost was caused by the increase in prices for power and natural gas. This accounted for approximately $3.2 million of the increase in conversion cost. Also, as a result of the continued impact of the second furnace learning curve and the favorable change in billet availability in the market place, the Company returned to a one furnace operation during the first fiscal quarter of 1996. The other furnace serves as a back-up for significant unexpected outages or extensive planned shutdowns. Several operating records were established in fiscal 1996 which contributed to offsetting increased costs of certain supply items. First, productivity, as measured in tons produced per hour, in the Louisiana plant was the best ever. Second, power consumption was the best ever. Third, electrode consumption, which was the best ever, improved 11.6% resulting in savings of $556,000 over last year. And fourth, man-hours per cast tons was the best in seventeen years of operation.

    The first quarter of fiscal 1997 will be impacted by the returning striking workers. The Company will incur some one-time expenses, estimated to be $0.5 to $1.0 million, related to the strikers returning to work under a settlement agreement. In addition, productivity will be affected as returning and

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

current workers become re-acquainted with the equipment or learn new jobs. The Company is unable to estimate the total impact although the introduction of a productivity incentive plan should shorten the process. The Company also experienced two unusual equipment outages at its Louisiana operations which affected production and resulted in increased maintenance costs. The costs, net of insurance proceeds, are estimated to be $0.5 to $1.0 million. The melt shop is now operating at normal levels.

    In July 1995, BSCT started operating its rolling mill. The learning curve associated with new and refurbished equipment combined with an inexperienced work force caused the production tons to be low and the conversion cost per ton to be higher than expected. During fiscal 1996, BSCT rolled 44 new section sizes which impacted productivity yet will ultimately provide opportunities to penetrate the original equipment manufacturer markets. Consequently, production costs exceeded sales by $4.8 million and $1.3 million in fiscal 1996 and 1995, respectively. The rolling mill performance has improved during the fiscal year due to capital improvements and the experience gained by the workforce. Comparing the first quarter of fiscal 1996 to the last quarter of fiscal 1996 in Tennessee, tons produced improved by 87%, conversion cost per ton improved by 30%, productivity as measured in tons produced per operating hour improved by 92%, yield improved by 6.3%, and natural gas consumption improved by 25%. Since the book selling price fell $40 per ton since the acquisition, the break-even production and shipment rate has increased from approximately 32,000 tons per quarter to nearly 45,000 tons per quarter under current market conditions and certain operating improvements. In the last fiscal quarter, BSCT produced, after adjusting for a planned outage, 33,000 tons.

    SHIPPING AND OTHER COSTS. There were also several other issues that adversely affected cost of goods sold in fiscal 1995 as compared to the prior year. First, shipping, dock, and stocking location operating costs were higher than fiscal 1994 due to higher shipment volume, extra freight expense caused by a lock closure in Chicago, higher barge freight rates, and demurrage. Second, an unusual scrap fire and inventory adjustment increased cost of goods sold by $0.8 million. Shipping, dock, and stocking location operating costs have improved in fiscal 1996 compared to fiscal 1995 while inventory adjustments were minimal.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased in fiscal 1996 and 1995 compared to the respective prior years due to an increase in amortization expenses related to the financing of the Tennessee facility, additional administrative expenses related to the Tennessee facility, and additional franchise and property taxes.

NON-PRODUCTION STRIKE & CORPORATE CAMPAIGN EXPENSES

    In fiscal 1995 and 1994, the Company's expenses averaged approximately $83,000 per month for direct out-of-pocket strike-related and corporate campaign issues. In fiscal 1996, these expenses increased to an average of $147,000 per month mainly due to increased legal expenses related to the Racketeer Influenced Corrupt Organization Act ("RICO") suit which the Company filed against the Union. The three and one-half year old strike ended in September, 1996; consequently, strike expenses for fiscal 1997 will be related to the RICO law suit and other expenses related to returning the strikers back to work. The

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

overall strike expenses should decrease in fiscal 1997.

INTEREST EXPENSE & MISCELLANEOUS

    Interest expense increased in fiscal 1995 compared to fiscal 1994 due to the temporary financing of the Tennessee facility and the financing of a $10 million term loan ("Term Loan"). Interest expense increased in fiscal 1996 due to a full year of interest expense on the Term Loan, additional short-term borrowings under it's line-of-credit, and higher interest rates. The Company borrowed an average of $1.7 million under its line of credit at a weighted average interest rate of 8.4% in fiscal 1996.

    Interest income increased in fiscal 1995 compared to fiscal 1994 due to the Company having more cash to invest and better interest rates. Interest income decreased in fiscal 1996 due to the Company having less cash to invest.

    Miscellaneous income increased in fiscal 1996 and 1995, compared to the respective prior years, due to a better collection record on credit sales. There were also sales of scrapped inventory in fiscal 1996 increasing miscellaneous income.

NET INCOME/LOSS BEFORE EXTRAORDINARY ITEMS

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

    In fiscal 1996, the Company's consolidated results were $10.0 million less than fiscal 1995 mainly due to the Tennessee facility incurring substantial losses for fiscal 1996. The metal margin decreased substantially while prices of certain supply items and energy increased, and the start-up costs of several recently completed capital projects and the idle furnace at the Louisiana facility contributed to the reduction in results.

    The results for the fourth fiscal quarter of 1996 were affected by several unusual factors. In July, the power company which supplies electrical power to the Louisiana plant had operational problems. As a consequence, BSCL curtailed production by 5% during the month and paid a higher fuel rate. The resolution of the labor issues at BSCL and BSCT also resulted in some non-recurring expenses.

LIQUIDITY AND CAPITAL RESOURCES

    The Company ended fiscal 1996 with $0.7 million of cash, after borrowing $3.0 million under its line of credit, and current assets exceeding current liabilities by a ratio of 3.0 to 1.0. Working capital decreased by $3.2 million to $70.1 million in fiscal 1996.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

    OPERATING CASH FLOW. Net cash used in operations was $4.5 million. Income, depreciation, and amortization contributed $7.6 million in operating cash. Accounts payable increased by $2.1 million due to a year end build-up of raw materials. Accounts receivable increased by $2.0 million as sales increased in Tennessee. Inventories also increase by $12.2 million as much of Tennessee's production went into building an acceptable mix of products to service the Company's customers. The Tennessee operation also built up the billet inventory to support its operations. The BSCL shape inventory increased as the rolling mill's productivity level increased.

    CAPITAL EXPENDITURES. Capital expenditures amounted to $4.9 million in fiscal 1996. The Louisiana operations spent $3.2 million which was primarily directed to completing its $10 million capital expenditure program to reduce operating costs and increase melt shop and rolling capacity. These projects were completed during the fourth quarter of fiscal 1995 and first quarter of fiscal 1996. The Company also spent over $1.7 million at the Tennessee facility on capital projects to reduce costs and increase productivity. In fiscal 1997, depending on market conditions, the Company expects to spend approximately $9 million on various capital projects to reduce costs and increase productivity, to enhance safety and environmental programs, and to maintain the plants.

    FINANCING ACTIVITIES. The Company paid $2.8 million in dividends to the holders of the preferred stock. The Company incurred $3.0 million in short-term borrowings as of September 30, 1996.

    All of the Company's $75 million 10.25% Notes are classified as long-term debt. There are no principal payments due on the 10.25% Notes until maturity in 2001. The Company currently intends to refinance the 10.25% Notes on or before the maturity date in 2001. The Indenture under which the 10.25% Notes are issued ("the Indenture") contains covenants which restrict the Company's ability to incur additional indebtedness, make dividend payments, or place liens on the assets acquired with the indebtedness. Under the Indenture, the Company may not incur additional indebtedness or make dividend payments unless its Interest Expense Coverage Ratio for the trailing 12 months would be greater than 2.00 to
1.00. As of September 30, 1996, the Interest Expense Coverage Ratio was 1.93 to 1.00.

    On June 20, 1995, the Company completed the issuance and sale of 15,000 shares of redeemable preferred stock, par value $0.01 per share ("Preferred Stock"), and warrants to purchase, at a nominal exercise price, six percent of the Company's common stock for $15 million. The Preferred Stock is mandatorily redeemable by the Company seven years after issuance and requires the payment of quarterly dividends, at a rate of 14.5% per annum or $2.2 million per year. The Company intends to declare and pay quarterly dividends on the Preferred Stock unless prohibited by covenants in the revolving line of credit and the 10.25% Notes. The Company declared four regular quarterly dividends in fiscal 1996. If a quarterly dividend payment is not made by the end of a quarter, the dividend rate will increase by 3% or $112,500 per quarter. In addition, the holders of the Preferred Stock have a right to additional warrants, approximately 77,000 shares, for each two consecutive quarterly payments missed. Based on the September 30, 1996 results, the Company would be unable to make the December 31, 1996 dividend payment. The Company also does not expect to make the ratio test for the quarter ended December 31, 1996. Prior to September 30, 1996, the Company declared the regular dividends for fiscal 1997. Subsequent to fiscal year end, the Company paid these dividends. This eliminates the additional dividend

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

rate and additional warrants that would have otherwise been payable in fiscal 1997. Depending on the Company's future results, the Company may not be able to declare and pay other dividends.

    Simultaneously with the sale of the Preferred Stock and warrants, the Company entered into a five-year Term Loan agreement of $10 million for the Company's wholly owned subsidiary, BSCT. The proceeds received from the Term Loan were used to repay the loan outstanding under the Company's revolving credit facility which had been incurred to acquire substantially all of the assets of TVSC. The Term Loan is partially secured by the Company's accounts receivable and inventory. The Term Loan agreement calls for quarterly principal payments of $750,000 beginning on June 30, 1997 and bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by earnings before interest, taxes, depreciation, and amortization ("EBITDA"). Based on the fourth quarter leverage ratio, the Company will accrue at LIBOR plus 2.5% or approximately 8.0% at current rates.

    On June 20, 1995, the Company entered into an amended and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit using a borrowing base of BSCL's receivables and inventory. The five year revolving line of credit bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by EBITDA. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain indebtedness. Borrowings against the line of credit as of September 30, 1996, was $3.0 million. The amount available to borrow as of September 30, 1996 was $28 million. As of November 13, 1996, the Company's outstanding borrowings were $5.2 million. The Company does not anticipate any difficulties in obtaining another secured line of credit upon the expiration of the current line of credit in fiscal 2000.

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

OTHER COMMENTS

FORWARD-LOOKING INFORMATION

    This document contain various "forward-looking" statements which represent the Company's expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: changes in the price of supplies, power, natural gas, purchased billets; changes in the selling price of the Company's finished products or

                            BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

the purchase price of steel scrap; weather conditions in the market area of the finished product distribution; unplanned equipment outages; prolonged productivity impact from returning strikers; and changing laws affecting labor, employee benefit cost and or environmental regulations.

ENVIRONMENTAL MATTERS

    The Company is subject to various federal, state, and local laws and regulations. See Footnote 9 and the "10K Business-Environmental Matters."

INFLATION

    The Company is subject to increases in the cost of energy, supplies, salaries and benefits, additives, alloy and scrap due to inflation. Shape prices are influenced by supply, which varies with steel mill capacity and utilization, and market supply and demand.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                           SEPTEMBER 30,
                                                                                                -----------------------------------
CURRENT ASSETS:                                                                                      1996                  1995
                                                                                                -------------         -------------
    Cash and temporary cash investments ................................................        $     748,608         $  10,521,664
    Receivables, net of allowance for doubtful accounts
     of $352,965 in 1996 and $567,970 in 1995 ..........................................           24,107,566            21,921,347
    Inventories ........................................................................           79,856,062            67,694,741
    Prepaid expenses ...................................................................              292,458               257,405
                                                                                                -------------         -------------
        Total current assets ...........................................................          105,004,694           100,395,157
                                                                                                -------------         -------------
PROPERTY, PLANT AND EQUIPMENT:
    Land ...............................................................................            3,790,398             3,790,398
    Machinery and equipment ............................................................          104,683,209           102,582,968
    Plant and office building ..........................................................           20,975,997            18,929,288
                                                                                                -------------         -------------
                                                                                                  129,449,604           125,302,654
    Less--Accumulated depreciation .....................................................          (39,115,207)          (33,652,607)
                                                                                                -------------         -------------
        Net property, plant and equipment ..............................................           90,334,397            91,650,047
                                                                                                -------------         -------------
OTHER ASSETS ...........................................................................            3,932,594             5,030,961
                                                                                                -------------         -------------
        Total assets ...................................................................        $ 199,271,685         $ 197,076,165
                                                                                                =============         =============
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current maturities of long-term debt ...............................................        $   1,601,851         $     613,483
    Borrowings under line of credit ....................................................            3,000,000                  --
    Accounts payable ...................................................................           24,281,494            22,188,484
    Accrued liabilities ................................................................            3,856,341             3,675,716
    Accrued dividends on redeemable preferred stock ....................................            2,175,000               616,249
                                                                                                -------------         -------------
        Total current liabilities ......................................................           34,914,686            27,093,932
                                                                                                -------------         -------------
LONG-TERM DEBT .........................................................................           83,540,331            85,137,665
                                                                                                -------------         -------------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK .............................................................           10,489,091            12,239,173
                                                                                                -------------         -------------
COMMON STOCKHOLDERS' EQUITY:
    Common stock, $.01 par value--
    Class A: 24,271,127 authorized and
               10,613,380 outstanding shares ...........................................              106,134               106,134
    Class B: 4,302,347 authorized and
               2,271,127 outstanding shares ............................................               22,711                22,711
    Class C: 100 authorized and outstanding shares .....................................                    1                     1
                                                                                                -------------         -------------
        Total common stock .............................................................              128,846               128,846
    Paid-in capital ....................................................................           47,769,034            47,769,034
    Retained earnings ..................................................................           22,429,697            24,707,515
                                                                                                -------------         -------------
        Total common stockholders' equity ..............................................           70,327,577            72,605,395
                                                                                                -------------         -------------
        Total liabilities and common stockholders' equity ..............................        $ 199,271,685         $ 197,076,165
                                                                                                =============         =============

                                       34

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        YEAR ENDED SEPTEMBER 30,
                                                                        -----------------------------------------------------------
                                                                           1996                     1995                  1994
                                                                        -------------          -------------          -------------
NET SALES .....................................................         $ 204,425,858          $ 185,772,280          $ 160,822,995
COST OF SALES .................................................           188,453,259            162,158,316            144,313,879
                                                                        -------------          -------------          -------------
GROSS PROFIT ..................................................            15,972,599             23,613,964             16,509,116
                                                                        -------------          -------------          -------------
SELLING, GENERAL AND ADMINISTRATIVE ...........................             6,272,624              5,312,402              3,924,986
NON-PRODUCTION STRIKE AND
  CORPORATE CAMPAIGN EXPENSES .................................             1,768,197                999,938                996,091
                                                                        -------------          -------------          -------------
                                                                            7,931,778             17,301,624             11,588,039
                                                                        -------------          -------------          -------------
OTHER INCOME (EXPENSE):
    Interest expense ..........................................            (8,634,510)            (7,821,244)            (7,669,665)
    Interest income ...........................................               146,825                542,909                280,224
    Miscellaneous .............................................               870,507                431,655                162,417
                                                                        -------------          -------------          -------------
                                                                           (7,617,178)            (6,846,680)            (7,227,024)
                                                                        -------------          -------------          -------------
INCOME BEFORE TAXES AND
  EXTRAORDINARY ITEMS .........................................               314,600             10,454,944              4,361,015
PROVISION FOR INCOME TAXES ....................................                  --                  118,155                   --
                                                                        -------------          -------------          -------------
INCOME BEFORE
  EXTRAORDINARY ITEMS .........................................               314,600             10,336,789              4,361,015

EXTRAORDINARY ITEMS ...........................................                  --                     --               (5,468,216)
                                                                        -------------          -------------          -------------
NET INCOME (LOSS) .............................................               314,600             10,336,789             (1,107,201)
DIVIDENDS ACCRUED AND ACCRETION ON
  PREFERRED STOCK .............................................            (2,592,418)              (733,902)                  --
                                                                        -------------          -------------          -------------
INCOME (LOSS) APPLICABLE TO COMMON
  AND COMMON EQUIVALENT SHARES ................................         $  (2,277,818)         $   9,602,887          $  (1,107,201)
                                                                        =============          =============          =============
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING ...............................            13,707,030             13,113,058             12,884,607

INCOME (LOSS) PER COMMON AND
  COMMON EQUIVALENT SHARE:
    Income (loss) before extraordinary items ..................         $        (.17)         $         .73          $         .34
    Extraordinary items .......................................                  --                     --                     (.42)
                                                                        -------------          -------------          -------------
    Income (loss) per common and
     common equivalent share ..................................         $        (.17)         $         .73          $        (.08)
                                                                        =============          =============          =============

                                       35

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED SEPTEMBER 30,
                                                                                 --------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                                1996                 1995              1994
                                                                                 ------------       ------------       ------------
    Income (loss) .........................................................      $    314,600       $ 10,336,789       $ (1,107,201)
    Extraordinary items ...................................................              --                 --            5,468,216
    Loss on retirement of equipment .......................................              --                 --               25,373
    Depreciation ..........................................................         6,094,870          5,148,300          4,721,862
    Amortization ..........................................................         1,163,952            893,185            552,909
    Provision for losses on accounts receivable ...........................          (186,039)           (53,204)           186,560
    Changes in working capital:
      (Increase) in receivables ...........................................        (2,000,180)        (2,711,736)          (666,060)
      (Increase) in inventories ...........................................       (12,161,321)       (10,549,191)        (8,659,142)
      (Increase) decrease in prepaid expenses .............................           (35,053)           (68,953)            33,825
      Increase (decrease) in accounts payable .............................         2,093,010          5,648,479         (1,131,922)
      Increase (decrease) in accrued liabilities ..........................           180,625            348,236         (1,232,769)
                                                                                 ------------       ------------       ------------
        Net cash (used in) provided by operations .........................        (4,535,536)         8,991,905         (1,808,349)
                                                                                 ------------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Tennessee facility - net of current assets .............              --          (17,056,000)              --
    Purchases of property, plant and equipment ............................        (4,989,761)       (12,469,603)        (2,761,075)
    Proceeds from the sale of property, plant and equipment ...............           210,541               --                 --
                                                                                 ------------       ------------       ------------
        Net cash used by investing activities .............................        (4,779,220)       (29,525,603)        (2,761,075)
                                                                                 ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (payments) under line of credit ........................         3,000,000               --           (4,000,000)
    Payments of long-term debt and retirement cost ........................          (608,966)          (325,008)       (54,255,783)
    (Increase) in other assets ............................................           (65,585)        (2,523,043)        (3,789,280)
    Proceeds from issuance of long-term debt ..............................              --           10,000,000         75,000,000
    Proceeds from issuance of preferred stock and warrants ................              --           15,000,000               --
    Payments of dividends on preferred stock ..............................        (2,783,749)              --                 --
                                                                                 ------------       ------------       ------------
        Net cash (used in) provided by
         financing activities .............................................          (458,300)        22,151,949         12,954,937
                                                                                 ------------       ------------       ------------
NET (DECREASE) INCREASE IN CASH AND TEMPORARY
  CASH INVESTMENTS ........................................................        (9,773,056)         1,618,251          8,385,513

CASH AND TEMPORARY CASH INVESTMENTS,
  beginning balance .......................................................        10,521,664          8,903,413            517,900
                                                                                 ------------       ------------       ------------
CASH AND TEMPORARY CASH INVESTMENTS,
  ending balance ..........................................................      $    748,608       $ 10,521,664       $  8,903,413
                                                                                 ============       ============       ============

                                       36

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                                            TOTAL
                                           COMMON STOCK                                                    COMMON
                                  -------------------------------------     PAID-IN       RETAINED       STOCKHOLDERS'     PREFERRED
                                    CLASS A         CLASS B     CLASS C     CAPITAL       EARNINGS          EQUITY          STOCK
                                  ------------   ------------   -------   ------------   ------------    ------------    -----------
BEGINNING BALANCE,
  October 1, 1993 .............   $    106,134   $     22,711   $     1   $ 44,890,554   $ 16,211,829    $ 61,231,229   $      --
   Net loss ...................           --             --        --             --       (1,107,201)     (1,107,201)         --
                                  ------------   ------------   -------   ------------   ------------    ------------    -----------
ENDING BALANCE,
  September 30, 1994 ..........        106,134         22,711         1     44,890,554     15,104,628      60,124,028           --
   Issuance of preferred
     stock net of discount ....           --             --        --             --             --              --      12,121,520
   Discount from issuance
     of preferred stock .......           --             --        --        2,878,480           --         2,878,480           --
   Net income .................           --             --        --             --       10,336,789      10,336,789           --
   Dividends on preferred stock           --             --        --             --         (616,249)       (616,249)          --
   Accretion on preferred stock           --             --        --             --         (117,653)       (117,653)      117,653
                                  ------------   ------------   -------   ------------   ------------    ------------    -----------
ENDING BALANCE,
  September 30, 1995 ..........        106,134         22,711         1     47,769,034     24,707,515      72,605,395    12,239,173
   Net income .................           --             --        --             --          314,600         314,600           --
   Dividends on preferred stock           --             --        --             --       (2,167,500)     (2,167,500)          --
   Prepaid dividends on
     preferred stock ..........           --             --        --             --             --              --      (2,175,000)
   Accretion on preferred stock           --             --        --             --         (424,918)       (424,918)      424,918
                                  ------------   ------------   -------   ------------   ------------    ------------   -----------
ENDING BALANCE,
  September 30, 1996 ..........   $    106,134   $     22,711   $     1   $ 47,769,034   $ 22,429,697    $ 70,327,577   $10,489,091
                                  ============   ============   =======   ============   ============    ============   ============

                                       37

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS:

     Bayou Steel Corporation (the "Company") owns and operates a steel minimill located on the Mississippi River in LaPlace, Louisiana ("BSCL") and a rolling mill in Harriman, Tennessee ("BSCT"). BSCL produces light structural steel products at this technologically advanced facility. BSCT produces merchant bar shapes. In addition, the Company operates four stocking locations along the inland waterway system and an additional warehouse in Tennessee. The Company's customer base is comprised of steel service centers located throughout the United States, with export shipments going to Canada and Mexico.

     During the year ended September 30, 1995, the Company formed BSCT to acquire the assets of Tennessee Valley Steel Corporation ("TVSC") for $26.8 million. BSCT is a wholly owned subsidiary of the Company. Fiscal 1996 was the first full year of operations at BSCT, whose losses totalled $6.8 million (unaudited).

     The accompanying financial statements of the Company include the consolidated accounts of BSCL and BSCT after elimination of all significant intercompany accounts and transactions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INVENTORIES

     Inventories are carried at the lower of cost (last-in, first-out) or market except mill rolls which are stated at cost (specific identification) and operating supplies and other which are stated at average cost.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment acquired as part of the acquisition of BSCL in 1986 and of BSCT in 1995 (see Note 1) has been recorded based on the respective purchase prices. Betterments and improvements on property, plant and equipment are capitalized at cost. Interest during construction of significant additions is capitalized. Repairs and maintenance are expensed as incurred. Depreciation is provided on the units-of-production method for machinery and equipment and on the straight-line method for buildings over an estimated useful life of 30 years.

STATEMENT OF CASH FLOWS

     The Company considers investments purchased with an original maturity of three months or less to be temporary cash investments. Cash payments for interest and Federal income taxes during the three years ended September 30, were as follows:

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                     1996            1995                1994
                                  ------------      -----------       ----------
Interest .................        $8,651,413        $8,162,394        $7,947,182
Income taxes .............        $   42,611              --                --

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CREDIT RISK

     The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that the credit risk is minimal due to the ongoing review of its customers' financial conditions, the Company's sizeable customer base, and the geographical dispersion of the customer base. On some occasions, particularly large export shipments, the Company requires letters of credit. Historically, credit losses have not been significant. Also, the Company invests its excess cash in high-quality short-term financial instruments.

OPERATING LEASE COMMITMENTS

     The Company has no significant operating lease commitments that would be considered material to the financial statement presentation.

3.   INVENTORIES:

     Inventories, as of September 30, 1996 and 1995 consisted of the following:

                                                       1996             1995
                                                  ------------     ------------
Scrap steel ..................................    $  6,567,308     $  4,964,364
Billets ......................................       7,778,092        6,357,640
Finished product .............................      47,943,429       42,541,400
LIFO adjustments .............................      (3,255,589)      (4,741,268)
                                                  ------------     ------------
                                                    59,033,240       49,122,136
Mill rolls, operating supplies, and other ....      20,822,822       18,572,605
                                                  ------------     ------------
                                                  $ 79,856,062     $ 67,694,741
                                                  ============     ============

     There were increments in the last-in, first-out ("LIFO") inventories in fiscal 1996 and fiscal 1995. At September 30, 1996 and 1995, the first-in, first-out ("FIFO") inventories were $62.3 million and $53.9 million, respectively. A lower of cost or market evaluation of the carrying value of inventory was prepared

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

at the end of each fiscal year. In 1996, lower of cost or market adjustments of $382,000 were required for the finished goods inventory at BSCT. The market values, after adjustments, were in excess of the carrying value of the LIFO and FIFO inventories for all years presented.

4.   PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment of TVSC was acquired for $17.1 million during fiscal 1995. Excluding the acquisition, capital expenditures totaled $5.0 million, $12.5 million, and $2.7 million in fiscal 1996, 1995, and 1994, respectively. As of September 30, 1996, the estimated costs to complete authorized projects under construction or contract amounted to $2.5 million.

     The Company capitalized interest of $18,000, $394,000, and $69,000 during the years ended September 30, 1996, 1995, and 1994, respectively, related to qualifying assets under construction. Effective July 1, 1996, estimates of total plant production capacity were revised, due in part to production enhancements attained by recent capital expenditures. As a result of these revised estimates, depreciation expense decreased approximately $.66 per ton produced in the melt shop and $1.62 per ton produced in BSCL's rolling mill, generating a total decrease in depreciation expense in the fourth quarter of fiscal 1996 of approximately $318,000, or $.02 per common and common equivalent share. Depreciation expense during the years ended September 30, 1996, 1995, and 1994 was allocated as follows:

                                               1996         1995         1994
                                            ----------   ----------   ----------
Inventory ...............................   $  140,401   $  178,835   $  297,409
Cost of sales ...........................    5,947,719    4,964,204    4,419,930
Selling, general and administrative .....        6,750        5,261        4,523
                                            ----------   ----------   ----------
                                            $6,094,870   $5,148,300   $4,721,862
                                            ==========   ==========   ==========

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company has elected to adopt the provisions of this statement as of October 1, 1994. Since adoption, this statement has had no impact on the financial position or results of operations of the Company.

5.   OTHER ASSETS:

     Other assets consist of financing costs associated with the issuance of long-term debt, redeemable preferred stock and warrants, and the revolving line of credit (see Notes 6, 7, and 14) which are being amortized over the lives of the related transactions. During fiscal 1995, the Company wrote off $165,000 of other assets related to the previously existing revolving line of credit. The Company also capitalized $2,176,000 of deferred financing costs related to the term loan, redeemable preferred stock and warrants, and the amended and restated revolving line of credit. During fiscal 1994, the Company wrote off

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

$953,000 of other assets related to the 14.75% Senior Secured Notes (the "14.75% Notes") and capitalized $3,783,000 of deferred financing costs related to the 10.25% First Mortgage Notes (the "10.25% Notes") and the 1993 amended and restated revolving line of credit. Amortization of other assets was approximately $1,164,000, $893,000, and $553,000 for the years ended September 30, 1996, 1995, and 1994, respectively. Other assets are reflected in the accompanying balance sheets net of accumulated amortization of $2,009,000 and $910,000 at September 30, 1996 and 1995, respectively.

6.   LONG-TERM DEBT:

     Long-term debt of the Company as of September 30, 1996 and 1995 included the following:

                                                           1996         1995
                                                       -----------   -----------
First Mortgage Notes (see below) ...................   $75,000,000   $75,000,000
Term loan (see below) ..............................    10,000,000    10,000,000
Other notes payable, due monthly, bearing interest
 from 8.5% to 10.25% secured by Company assets .....       142,182       751,148
                                                       -----------   -----------
                                                        85,142,182    85,751,148
Less--current maturities ...........................     1,601,851       613,483
                                                       -----------   -----------
                                                       $83,540,331   $85,137,665
                                                       ===========   ===========

     On June 20, 1995, the Company entered into a five-year term loan agreement for $10 million. The proceeds received from the term loan were used to repay the loan outstanding under the Company's revolving credit facility which had been obtained to acquire substantially all of the assets of TVSC. The term loan is partially secured by the Company's accounts receivable and inventories. The term loan agreement calls for quarterly principal payments of $750,000 beginning June 30, 1997 through March 31, 1999 and $1.0 million beginning June 30, 1999 through December 31, 1999. The remaining $1.0 million principal payment is due on the final maturity date of June 20, 2000. As of September 30, 1996, $1,500,000 was classified as a current liability. The term loan bears interest on a sliding scale based on the quarterly leverage ratio, as defined in the agreement. As of September 30, 1996, the interest rate was LIBOR plus 2.5% or approximately 8%. Term loan interest is payable quarterly. Fair value of the term loan approximates carrying value.

     The 10.25% First Mortgage Notes (the "10.25% Notes") are secured by a first priority security interest granted by the Company, subject to certain exceptions, in substantially all unencumbered existing and future real and personal property, fixtures, machinery and equipment (including certain operating equipment classified as inventory) and the proceeds from sales thereof, whether existing or hereafter acquired. The Indenture under which the 10.25% Notes are issued contains covenants, including an interest expense coverage ratio, which restrict the Company's ability to incur additional indebtedness, make dividend payments, or place liens on the assets acquired with such indebtedness.

     The 10.25% Notes bear interest at the nominal rate of 10.25% per annum payable semi-annually on

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

each March and September 1, which commenced September 1, 1994. The 10.25% Notes will be redeemable, in whole or in part, at any time on and after March 1, 1998, initially at 103.33% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par on March 1, 2000. There are no principal payments due on the 10.25% Notes until maturity in 2001. As of September 30, 1996 and 1995, the Company accrued interest at a rate of 10.25%. The fair value of the 10.25% Notes on September 30, 1996 was $73.1 million.

     On March 3, 1994, the Company redeemed $39.9 million of the 14.75% Notes at a price of 110 in connection with the issuance of the 10.25% Notes. Call premiums of $3.9 million, write-offs of unamortized finance costs of $1.0 million, and interest of $0.6 million related to this redemption are included in the extraordinary loss recorded in the Statement of Operations for the year ended September 30, 1994. There was no tax effect related to this transaction.

7.   SHORT-TERM BORROWING ARRANGEMENT:

     On June 20, 1995, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit using a borrowing base of receivables and inventory. Based on these criteria, the amount available as of September 30, 1996 was $28 million, net of $3.8 million outstanding letters of credit. The agreement is secured by inventory and accounts receivable at interest rates on a sliding scale based on the quarterly leverage ratio, as defined in the agreement. As of September 30, 1996, the interest rate was LIBOR plus 2.5% or approximately 8%. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain indebtedness. As of September 30, 1996, the Company had an outstanding balance of $3 million under the line of credit. There were no borrowings under the line of credit as of September 30, 1995. The maximum amount outstanding during fiscal 1996 and 1995 was $6.4 million and $23.3 million, respectively. The average borrowings were $1.7 million and $2.2 as of September 30, 1996 and 1995, respectively. The weighted average interest rates were 8.4% and 8.9% as of September 30, 1996 and 1995, respectively. Fair value of the line of credit approximates carrying value.

8.   INCOME TAXES:

     The Company is subject to United States Federal income taxes and accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). The primary difference between book and tax reporting of income relates to the allocation of the carrying cost of property, plant and equipment to operations due to (a) different depreciation methods used for tax and financial reporting purposes,
(b) a writedown of the carrying value of property, plant and equipment to estimated net realizable value recorded for financial reporting purposes in prior

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

years, and (c) the sale of tax benefits discussed below.

     In 1981, the Company entered into lease agreements with an unrelated corporation whereby certain tax benefits were transferred to the unrelated corporation as allowed under the provisions of the Economic Recovery Tax Act of 1981. These agreements, the last of which expires in May 1997, include various covenants not to dispose of the property covered by the agreement and indemnification of the unrelated corporation by the former majority stockholder against any losses which might result from a breach of the Company's warranties and covenants, including those related to the Federal income tax implications of the transaction. In 1986, the Company agreed to require any purchaser of the property subject to such Mortgage to take the property subject to such agreements and to ensure that any disposition of the property upon a foreclosure of such Mortgage would not constitute a "disqualifying event" within the meaning of the regulations promulgated under Section 168(f)(8) of the Internal Revenue Code as in effect prior to the enactment of the Tax Equity and Fiscal Responsibility Act of 1982. The result of this and other related agreements may be to limit the marketability of the property upon a foreclosure of such Mortgage. The Company will recognize interest income of $50,000 and rent expense of $1.4 million for tax reporting purposes in fiscal year 1997 based upon the foregoing agreements.

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

     As of September 30, 1996, for tax purposes, the Company had net operating loss carryforwards ("NOLs") of approximately $328.7 million and $301.5 million available to offset against regular tax and alternative minimum tax, respectively. As of September 30, 1995, the Company provided $118,000 for Federal alternative minimum tax and state income tax purposes. Due to generating tax losses in fiscal 1996 and 1994, there was no provision for income taxes in these years.

     The NOLs will expire in varying amounts through fiscal 2011. A substantial portion of the available NOLs, approximately $200 million, expires by fiscal 2000. In addition, the Company has $1.35 million of net future tax deductions attributable to its tax benefit lease which expires in 1997 and which may, to the extent of taxable income in the year such tax benefit is produced, be utilized prior to the NOLs. Even though management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is likely that all of the NOLs will be utilized. The Company adopted FAS 109, effective October 1, 1993. FAS 109 required recognition of future tax benefits, subject to a valuation allowance based on the likelihood of realizing such benefits. Deferred tax assets of approximately $121.4 million (NOLs, future tax benefits attributable to its tax benefit lease, and other temporary timing differences multiplied by the federal income tax rate) and deferred tax liabilities

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

of approximately $7.7 million (basis differences between tax and book plant, property, and equipment multiplied by the federal income tax rate) were recorded in fiscal 1996. However, in recording these net deferred assets, FAS 109 required the Company to determine whether it is "more-likely-than-not" that the Company will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicated that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years"; therefore, the Company determined that it was required by the provisions of FAS 109 to establish a valuation allowance of $113.7 million for all of the recorded net deferred tax assets. In view of the fact that this determination was based primarily on historical losses with no regard for the impact of proposed capital expenditures and business plans, future favorable adjustments to the valuation allowance may be required if and when circumstances change. Adoption of FAS 109 had no impact on income for financial reporting or tax purposes for fiscal 1996 or prior years.

9.   COMMITMENTS AND CONTINGENCIES:

STRIKE AND CORPORATE CAMPAIGN

     On March 21, 1993, the United Steelworkers of America Local 9121 (the "Union") initiated a strike after the parties failed to reach agreement on a new labor contract due to differences on economic issues. On September 23, 1996, the Company and Union entered into a settlement agreement which, among other issues, resulted in a new labor contract, ending the strike. The settlement will have a short-term adverse impact upon the Company. The Company will incur one-time expenditures estimated to be $0.5 to $1.0 million. Additionally, the Company may experience a temporary negative impact in productivity during the transition.

     In August 1993, the Union announced a corporate campaign designed to bring pressure on the Company from individuals and institutions with direct financial or other interests in the Company. The impact of the corporate campaign has been significant. The Company has filed a lawsuit in federal court in Delaware under the Racketeer Influenced Corrupt Organizations Act (RICO) against the Union for their conduct in connection with this campaign. The Company seeks both an end to the illegal activities used in the corporate campaign and the recovery of damages. These legal expenses will continue even though the strike has been resolved.

     In conjunction with the acquisition of the assets of TVSC, the Union filed a charge with the National Labor Relations Board (the "NLRB") alleging that the Company has violated the National Labor Relations Act relating to its refusal to hire at BSCT certain individuals, who were former employees of TVSC. On August 16, 1996, the Company reached a settlement with the Union which was approved by the NLRB and resolved the issue. The Company agreed to recognize the Union as the bargaining agent for the employees and pay 135 former employees, who applied for work but were not employed, a settlement

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

amount of 25% of lost wages, less interim earnings. Until interim earnings for 1996 are known for each applicant, the liability cannot be determined. Based on assumptions of earnings, the Company estimated that the settlement could range from $136,000 to $500,000. As of September 30, 1996, the Company accrued $136,000 for the settlement.

ENVIRONMENTAL

     The Company is subject to various Federal, state, and local laws and regulations concerning the discharge of contaminants which may be emitted into the air, discharged into waterways, and the disposal of solids and/or hazardous wastes such as electric arc furnace dust. In addition, in the event of a release of a hazardous substance generated by the Company, the Company could be potentially responsible for the remediation of contamination associated with such a release. In the past, the Company's operations in some respects have not met all of the applicable standards promulgated pursuant to such laws and regulations. At this time, the Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance will not have a material adverse effect on the Company's competitive position, operations or financial condition, or cause a material increase in currently anticipated capital expenditures. The Company currently has no mandated expenditures at its Louisiana facility to address previously contaminated sites. Also, the Company is not designated as a Potential Responsible Party ("PRP") under the Superfund legislation. At September 30, 1996, the Company has accrued a loss contingency for environmental matters.

     TVSC, the prior owners of the BSCT facility, had entered into a Consent Agreement and Order ( the "Voluntary Consent Order") under the Tennessee Department of Environment and Conservation's voluntary clean up program. The Company, in acquiring the assets of TVSC, has entered into a similar order. The ultimate remedy and clean-up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial process. As of September 30, 1996, investigative, remedial and risk assessment activities have resulted in expenses of approximately $1.0 million. Estimates indicate that the future cost for remediating the affected areas ranges from $500,000 for the lowest cost remedy to $1,500,000 for higher cost remedies. The definitive asset purchase agreement between the Company and TVSC provided for $2.0 million of the purchase price to be held in escrow and applied to costs incurred by the Company for activities pursuant to the Voluntary Consent Order (with an additional $1.0 million to be held for one year for such costs and other costs resulting from a breach of TVSC's representations and warranties in the agreement). At this time, the Company does not expect the costs of resolution of the Voluntary Consent Order to exceed funds provided by the escrow fund. If during the remedial investigation significantly more extensive or more toxic contamination is found, then costs could be greater than those estimated, and to the extent these costs exceeded the escrow funds, the Company would be liable.

RAW MATERIAL SUPPLY/CONTRACTS

     The Company has commitments to purchase billets for use in the Tennessee rolling mill through

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

December 31, 1996. As of September 30, 1996, the commitments are approximately $5.2 million.

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

10.  STOCK OPTION PLAN:

     The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan (the "1991 Plan") for the purpose of attracting and retaining key employees.

     On September 21, 1994, the Board of Directors granted 115,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on that date of $4.375, to key employees. The options are exercisable in five equal annual installments commencing on September 21, 1995. As of September 30, 1996, no options were exercised, 46,000 shares were exercisable, and 485,000 shares were available for grant under the 1991 Plan.

     A summary of activity relating to stock options is as follows:

                                                                    # OF
                                                                STOCK OPTIONS
                                                                -------------
  Outstanding, September 30, 1995................................  115,000
  Granted........................................................       0
  Exercised......................................................       0
  Canceled.......................................................       0
                                                                   -------
  Outstanding, September 30, 1996................................  115,000
                                                                   =======

    In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS No. 123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company presently accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant. The Company intends to adopt SFAS No. 123 by disclosing the pro-forma net income and earnings per share amounts assuming the fair value method was adopted on October 1, 1996. The adoption of SFAS No. 123 will not impact the Company's results of operations, financial position or cash flows.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

11.  EMPLOYEE RETIREMENT PLANS:

     Effective October 1, 1991, the Company implemented two defined benefit retirement plans (the "Plan(s)"), one for employees covered by the contracts with the United Steelworkers of America ("hourly employees") and one for substantially all other employees ("salaried employees"), except those employees at BSCT who are covered by a defined contribution plan. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees' years of service and average compensation for a specified period of time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The net pension cost for both non-contributory Company sponsored pension plans consists of the following components for fiscal year 1996 and 1995:

The actuarial present value of future benefit obligations:

                                                        1996            1995
                                                    -----------     -----------
     Vested benefit obligation .................    $ 1,230,062     $   949,213
     Non-vested benefit obligation .............         64,779          48,985
                                                    -----------     -----------
     Accumulated benefit obligation ............    $ 1,294,841     $   998,198
                                                    ===========     ===========

     Projected benefit obligation ..............    $ 2,001,427     $ 1,498,397
     Plan assets at fair value .................     (1,884,984)     (1,302,778)
                                                    -----------     -----------
     Funded status .............................        116,443         195,619
     Unrecognized net loss .....................       (170,847)       (142,776)
                                                    -----------     -----------
     Accrued pension liability .................    $   (54,404)    $    52,843
                                                    ===========     ===========

Determination of net periodic pension cost:
     Service cost ..............................    $   335,976     $   300,877
     Interest cost .............................        111,708          82,813
     Expected return on plan assets ............       (134,083)        (93,613)
     Net amortization ..........................          1,061           1,735
                                                    -----------     -----------
     Total net periodic pension cost ...........    $   314,662     $   291,812
                                                    ===========     ===========

     The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 1996 and 1995 measurement dates and include a discount rate of 7.5% per annum on valuing liabilities; long-term expected rate of return on assets of 9% per annum; salary increases of 5% per annum for salaried employees; and an inflation rate of 5% per annum.

     The Company recognized expenses of $63,000 in fiscal 1996, $58,000 in fiscal 1995, and $50,000 in fiscal 1993 in connection with a defined contribution plan to which non-bargaining employees at the Louisiana facility contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $84,000 and $31,000 for the fiscal years 1996 and 1995, respectively, in connection with a defined contribution plan at BSCT to which the employees contribute and the Company makes matching contributions based on employee contributions

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

and profit sharing contributions based on employees' annual wages.

12.  MAJOR CUSTOMERS:

     No single customer accounts for 10% or more of the total sales for the years ended September 30, 1996, 1995, and 1994.

13.  RELATED PARTY TRANSACTIONS:

     The Company and related parties controlled by a stockholder entered into a Service Agreement dated September 5, 1986 (the Service Agreement), pursuant to which the related parties provide certain assistance and services (research and development, industrial and labor relations, engineering, legal, etc.) to the Company for a fee. The Service Agreement was terminated as of September 30, 1994. There were no charges for the year ended September 30, 1996 and 1995. Costs charged for these services, prior to terminating the contract, were approximately $64,000 for the year ended September 30, 1994.

     The Company entered into an agreement on May 28, 1987 with a stockholder to provide certain investment banking services to the Company on a competitive, first refusal basis. During the year ended September 30, 1995, the stockholder acted as co-manager in conjunction with the placement of preferred stock and warrants (see Note 14) and received $160,000 for this services. Although services were provided, no obligations were incurred in fiscal years 1996 and 1994. The agreement terminated on September 4, 1996.

14. PREFERRED STOCK AND WARRANTS:

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

     The holders of the preferred stock are entitled to receive quarterly dividends at a rate of 14.5% per annum. If a quarterly dividend payment is not made by the end of a quarter, the rate will increase by 3%. In addition, the holders have a right to additional warrants in the event that any two consecutive quarterly payments are missed or other defined events take place. Based on the September 30, 1996 results, the Company would be unable to make the December 31, 1996 dividend payment or any other dividend payment until an interest coverage ratio test, as defined in the Indenture pursuant to which the 10.25% Notes were issued, is again met. The Company also does not expect to make the ratio test for the quarter

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

ending December 31, 1996. Prior to September 30, 1996, the Company declared the regular dividends for fiscal 1997. Subsequent to fiscal year end, the Company paid these dividends. This eliminates the additional dividend rate and additional warrants that would have otherwise been payable in fiscal 1997. The dividend prepayment has been recorded as a reduction in the balance of the preferred stock in the accompanying balance sheet, as the Company would be able to apply any remaining amount against the principal balance in the event of an early redemption of the preferred stock. Depending on the Company's future results, the Company may not be able to declare and pay future dividends. As of September 30, 1996, the Company accrued dividends at a rate of 14.5%. The carrying amount of the preferred stock will increase as the accrued dividends are charged to retained earnings during fiscal 1997 and by periodic accretion of the difference between the recorded value of the stock at the date of issuance and the redemption value from 1995 through the mandatory redemption date of June 20, 2002, based on the interest method as well as by the normal amortization of the prepaid dividends, discussed above. The terms of the stock purchase agreement impose certain financial covenants which are generally related to covenants in the revolving line of credit or the 10.25% Notes.

     The preferred stock is mandatorily redeemable by the Company on June 20, 2002 ; however, the Company can redeem at any time after June 20, 1996, initially at 113.0% of the outstanding balance, plus accrued dividends to the date of redemption, and declining ratably to par on June 20, 2000. The fair value of the preferred stock on September 30, 1996 was $14.6 million, net of dividend prepayments. The fair value of the warrants on September 30, 1996 was $3.0 million.

15.  COMMON STOCK:

     Income (loss) per common and common equivalent share are based on the weighted average number of common shares and common stock equivalent shares outstanding of 13,707,030, 13,113,058, and 12,884,607 for the years ended September 30, 1996, 1995, and 1994, respectively. In connection with the issuance of redeemable preferred stock on June 20, 1995, as discussed in Note 14, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. These warrants are considered common stock equivalents in calculating income per common and common equivalent share for fiscal 1996 and 1995. There was no impact on income per share as a result of the stock options granted in September, 1994 (see Note 10).

     Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock have 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers (see
Note 8). The Company's ability to pay dividends is subject to restrictive covenants under the Indenture pursuant to which the Company's 10.25% Notes were issued, the preferred stock and warrant purchase agreement, and the Company's line of credit (see Notes 6 and 7). Based on financial results for fiscal 1996, the Company would be unable to declare and pay dividends until an interest coverage ratio limit, as defined in the Indenture, is again obtained.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

16.  MISCELLANEOUS:

     Miscellaneous income (expense) as of September 30, 1996, 1995, and 1994 included the following:

                                            1996           1995          1994
                                          ---------     ---------     ---------
Discount earned .....................     $ 220,919     $ 211,566     $ 228,453
Allowance for doubtful accounts .....       186,039        53,204      (186,560)
Other income ........................       463,549       166,885       120,524
                                          ---------     ---------     ---------
                                          $ 870,507     $ 431,655     $ 162,417
                                          =========     =========     =========

17.  QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                        FISCAL YEAR 1996 QUARTERS
                                             ---------------------------------------------
                                               FIRST      SECOND       THIRD       FOURTH
                                             ---------   --------    --------    ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales ................................   $ 41,163    $ 52,145    $ 58,875    $ 52,243
Gross Profit .............................      4,055       3,647       4,214       4,057
Net Income (Loss) ........................        175          21         222        (103)
Dividends and Accretion on Preferred Stock       (646)       (650)       (650)       (646)
Income (Loss) Applicable to Common and
  Common Equivalent Shares ...............       (471)       (629)       (428)       (750)
Income (Loss) Per Common and
  Common Equivalent Shares ...............       (.03)       (.05)       (.03)       (.05)

                                                         FISCAL YEAR 1995 QUARTERS
                                             ---------------------------------------------
                                               FIRST      SECOND       THIRD       FOURTH
                                             ---------   --------    --------    ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales ................................   $ 43,852    $ 49,522    $ 47,386    $ 45,012
Gross Profit .............................      6,629       6,944       6,472       3,569
Net Income ...............................      3,422       3,843       2,802         271
Dividends and Accretion on Preferred Stock       --          --           (77)       (657)
Income (Loss) Applicable to Common and
  Common Equivalent Shares ...............      3,422       3,843       2,725        (386)
Income (Loss) Per Common and
  Common Equivalent Shares ...............        .27         .30         .21        (.03)

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Bayou Steel Corporation:


     We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of operations, cash flows, and changes in equity for the years ended September 30, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiary as of September 30, 1996 and 1995 and the results of their operations and their cash flows for the years ended September 30, 1996, 1995, and 1994 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

New Orleans, Louisiana
  November 22, 1996

                                [GRAPHIC OMITTED]

                            FOR INFORMATION, CONTACT:

                             BAYOU STEEL CORPORATION
                                  P.O. BOX 5000
                             LAPLACE, LA 70069-1156
                              PHONE: (504) 652-4900