Form 10-K405, Exhibit 13
period 1997-09-30
BAYOU STEEL CORP
filed 1997-12-08
CIK 807877

                                                                    Exhibit 13.1

                                   BAYOU STEEL
                                   CORPORATION

                                  ANNUAL REPORT

                                       19

                                     1997

                                       20

        Bayou Steel Corporation owns and operates a steel minimill located on the Mississippi River in LaPlace, Louisiana, 35 miles northwest of New Orleans,
Louisiana and a rolling mill in Harriman, Tennessee, 37 miles west of Knoxville.

        The Company's principal raw material, scrap steel, is melted in electric arc furnaces and continuously cast into billets, then rolled on its two rolling mills into a variety of bar and structural steel shapes. Currently, the Company rolls angles, channels, flats, standard beams, wide-flange beams, rounds, and squares. These products are sold principally to steel service centers that supply various end-users in manufacturing and construction. The Company has over 551 customers in 44 states, Canada, and Mexico. The Company also, occasionally, ships both billets and shapes overseas.

        The Company has four modern warehouses located at strategic points along the inland waterway system and an additional warehouse in Tennessee, creating a wide geographic market for product distribution. The Company ships substantial quantities of billets and structural steel shapes and receives scrap steel using barge transportation. The Company also utilizes technologically advanced equipment, resulting in product flexibility and significant operating efficiencies. The high productivity of its employees, together with the modern equipment, enable the Company to produce high quality products at a low cost.

                                      21

YEAR ENDED SEPTEMBER 30,                                    1997                1996          PERCENT CHANGE
------------------------------------------------------------------------------------------------------------
FOR THE YEAR:
   Net Sales                                           $   232,161,116     $  204,425,858        +      14
   Net Income                                                3,784,147            314,600        +   1,103
   Income (Loss) Per Equivalent Common Share                       .09               (.17)            --
   EBITDA(1)                                           $    20,144,526     $   16,373,900        +      23
   Interest Coverage Ratio                                        2.24               1.93        +      16
------------------------------------------------------------------------------------------------------------
AT YEAR END:
   Cash Equivalent                                     $       971,477     $      748,608        +      30
   Working Capital                                          72,031,082         70,090,008        +       3
   Net Property, Plant and Equipment                        90,138,299         90,334,397             --
   Total Assets                                            196,465,054        199,271,685        -       1
   Long-Term Debt                                           80,500,073         83,540,331        -       4
   Common Stockholders' Equity                              71,511,805         70,327,577        +       2
   Stockholders' Equity per Share                                 5.22               5.13        +       2
   Stock Price per Share                               $          4.88     $         3.63        +      34
------------------------------------------------------------------------------------------------------------
OTHER DATA:
   Shape Shipment Tons                                         663,675            580,069        +      14
   Billet Shipment Tons                                            241             15,638        -      98
   Employees                                                       563                550        +       2
------------------------------------------------------------------------------------------------------------

(1)  Earnings before Interest, Tax, Depreciation, and Amortization.

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Bayou Steel Corporation (the "Company") reported consolidated income in fiscal 1997 of $3.8 million compared to $0.3 million in fiscal 1996. The $3.5 million improvement in the Company's results was mainly due to three factors. First, the results at Bayou Steel Corporation (Tennessee) ("Tennessee") ("BSCT"), a wholly owned subsidiary which started operations in the last quarter of fiscal 1995, improved by $4.1 million. BSCT achieved its first quarterly profit in the fourth fiscal quarter of 1997. Second, metal margin at Bayou Steel Corporation (Louisiana) ("Louisiana") ("BSCL"), the difference between shape selling price and raw material ("scrap") cost, improved by 4% or $9 per ton. And third, BSCL shipments increased by 5% or 23,474 tons. Offsetting some of the improvements in earnings were increased expenses of $1.6 million related to settling the extended strike and a lawsuit related to the strike. In addition, the price of power and key supply items increased by $2 per ton of steel produced or $1.1 million.

     The Company reported consolidated income in fiscal 1996 of $0.3 million compared to $10.3 million in fiscal 1995. The $10.0 million reduction in the Company's results was mainly due to three factors. First, metal margin at the Louisiana facility decreased by 4% or $9 per ton. Second, the prices of certain supply items and energy increased significantly at the Louisiana facility, resulting in additional expenses of $4.4 million. Third, start-up losses at BSCT increased by $4.6 million because of decreased selling prices and higher than expected operating costs.

     The following table sets forth the shipment and sales data for the fiscal years indicated.

                                                   YEARS ENDED SEPTEMBER 30,
                                            ------------------------------------
                                              1997          1996          1995
                                            --------      --------      --------

Shape Shipment Tons ..................       663,675       580,069       503,297
Average Shape Selling
  Price Per Ton ......................      $    345      $    340      $    360
Billet Shipment Tons .................           241        15,638        11,072
Average Billet Selling
  Price Per Ton ......................      $    260      $    233      $    235
Net Sales (in thousands) .............      $232,161      $204,426      $185,772

SALES

     Net sales increased by $28 million or 14% in fiscal 1997 compared to fiscal 1996 due to increased shape shipments out of both the Louisiana and Tennessee facilities. This was a record shape shipment year for both facilities. The average shape selling price also increased by 1%. Net sales increased by $19 million or 10% in fiscal 1996 compared to fiscal 1995 due to shipments out of the Tennessee facility which started operations in late fiscal 1995. The fiscal 1996 increase in shape shipments were partially offset by an overall decreased selling price. The improvements in both years represent a strengthening in the economy.

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     SHAPES. In fiscal 1997, the increase of 83,606 tons in shape shipments was attributable to a strong economy and improved product mix which enabled the Company to better respond to customer demand. Exports to Mexico and overseas were minimal, while exports to Canada remained approximately the same compared to fiscal 1996. Shipments from the Tennessee facility in fiscal 1997 improved by 81% or 60,132 tons while the selling price improved by 8% or $25 per ton. Shipments from the Louisiana facility improved by 5% or 23,474 tons while the selling price improved 1% or $4 per ton. The increase in shape prices Company wide was primarily in response to a strong market demand and an improving economy. The Company has focused its sales efforts on capturing a larger share of the original equipment manufacturer/fabricator ("OEM/FAB") market. More shipments, as a percentage of the total, went to OEM/FAB and less to steel service center customers in fiscal 1997 compared to last year. Compared to last year, tons shipped to this segment increased by 31,223 tons at the Louisiana facility and 28,663 at the Tennessee facility.

     In fiscal 1996, the Company increased shape shipments by 76,772 tons which was attributable to improved product demand and the additional product line from the Tennessee facility. Shipments from the Louisiana facility increased by 5,972 tons compared to the prior year. Exports to Mexico and overseas were minimal, while shipments to Canada were slightly less than the prior year. More shipments, as a percentage of the total, went to steel service centers and less to end users. The $20 per ton or 6% decrease in shape prices from the Louisiana facility was the result of additional capacity being shifted into the Company's product line from mills previously producing for the special bar quality ("SBQ") market. This unanticipated shift was due to the extreme softness of the SBQ market. In addition, excess inventory at certain minimills and imports in the Southwest from Mexican mills contributed to the decrease in selling price. Shipments from the Tennessee facility increased by 70,800 tons. The prices for the merchant bar product line from the Tennessee facility also carried a lower selling price compared to the structural products from the Louisiana facility. Consequently, the mix of selling more merchant bar products from the Tennessee facility in fiscal 1996 resulted in lowering the overall selling price by $4 per ton. The Company also expanded it's market area for merchant bar resulting in lower selling prices.

     Shipments are expected to improve in fiscal 1998 mainly due to the availability of additional production from Tennessee as operations continue to improve. The Company plans to continue to optimize its product mix to remain competitive and maintain its share in the structural shape and merchant bar markets. Prices are expected to remain stable in the first fiscal quarter of 1998.

     BILLETS. In fiscal 1997, billet shipments, the Company's semi-finished product, decreased compared to fiscal 1996 due to the lack of billets available for sale. More billets were used in Louisiana's rolling mill due to higher production levels, resulting in fewer billets available for sale to customers. Also, BSCL supplied Tennessee's rolling mill with approximately 26,500 tons of billets exhausting the remainder of the Company's production. The rest of BSCT's billet requirements were purchased on the open market at competitive prices.

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

      In fiscal 1996, billet shipments increased slightly compared to fiscal 1995 due to a large export shipment and several smaller domestic shipments. The overall selling price of billets was consistent with last year. The Company supplied approximately 29,000 tons of billets to the Tennessee rolling mill, exhausting the remainder of the Company's excess billet production in fiscal 1996. The rest of BSCT's billet requirements were purchased on the open market at competitive prices.

     In fiscal 1998, the Company will continue to supply all of Louisiana's billet requirements for its rolling mill. Excess billets will be shipped to Tennessee's rolling mill to partially fill its billet requirements. Tennessee's remaining billet requirements will be purchased from other steel mills. Depending on market conditions, the Company may sell billets on an occasional and selective basis to domestic and export customers while purchasing additional billets for Tennessee. The Company will continue to evaluate its long-term billet supply strategy while reacting to short-term market changes.

COST OF GOODS SOLD

    Cost of goods sold was 90% of sales in fiscal 1997 compared to 92% in fiscal 1996. The percentage decrease was due to shape selling prices increasing more than the scrap price increases and conversion cost (the costs to convert billets into merchant bar products) at the Tennessee facility improving by 15%.

    Cost of goods sold was 92% of sales in fiscal 1996 compared to 87% in fiscal 1995. The percent increase was due to shape selling prices decreasing more than scrap prices, the learning curve associated with the start-up of operations at Tennessee, the learning curve associated with the installation of new capital improvements at Louisiana, and price increases of certain key supply items.

    RAW MATERIAL. In fiscal 1996, scrap costs decreased 3% compared to fiscal 1995 levels. BSCL's shape selling prices decreased $9 more than scrap costs resulting in a 4% reduction in BSCL's metal margin. Partially offsetting the margin reduction was the best scrap yield in the history of the Company. In fiscal 1997, scrap costs decreased an average 4% compared to fiscal 1996. Shape selling prices increased $10 per ton more than the scrap price decreases resulting in significantly better margins. Scrap prices dropped in fiscal 1997 due to increased availability and the absence of a significant export market. Pressure on scrap supply is expected due to increased domestic capacity planned in the steel industry. This could result in higher scrap prices.

    In order to achieve better control over scrap cost (a major component of cost of goods sold) and availability, the Company opened Mississippi River Recycling ("MRR") which operates an automobile shredder. MRR produces shredded scrap metal which is one of several scrap types used in steelmaking at the minimill. This project was completed late in fiscal 1995 and experienced normal start-up problems in fiscal 1996. Productivity, tons produced, and costs in fiscal 1997 have improved significantly over last year. In fiscal 1996, the market for car bodies, the principal raw material feed for a shredder, was higher

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (Continued)

than anticipated due to local competitive conditions and increased domestic demand for shredded material. However, the market stabilized in fiscal 1997. The shredder currently supplies approximately 12% of the melt shop's raw material requirements. The processed shredded material costs considerably less than purchasing shredded material on the open market. MRR may expand by processing additional scrap types.

    The Tennessee rolling mill facility's principal raw material is billets which are produced at the Louisiana facility or purchased on the open market. Billet cost decreased by 1% in fiscal 1997 compared to fiscal 1996. The yield of billets rolled into shapes improved by 20% in fiscal 1997 compared to fiscal 1996 resulting in a yield savings of approximately $6 per ton. The Louisiana facility supplied approximately 17% of the Tennessee rolling mill's total billet requirements in fiscal 1997. The price of billets purchased on the open market normally follows the scrap market. Currently, the Company purchases billets at competitive prices and believes that the supply of billets is adequate.

     AAF. Another component of raw materials is additives, alloys and flux ("AAF"). AAF cost remained approximately the same in fiscal 1997 compared to fiscal 1996. Cost in fiscal 1997 was affected by increased consumption caused by the production of a richer grade of products and by a moderation in prices for some items. AAF cost increased in fiscal 1996 by 12% mainly due to increased prices caused by reduced product availability. An anti-dumping suit against foreign markets utilized by BSCL and its competitors resulted in higher duties on imported AAF. Also contributing to higher prices was the increased domestic demand due to the high steel-making capacity utilization. These general market conditions affected both the Company and its competition.

     CONVERSION COST. Another significant portion of cost of goods sold is conversion cost, which includes labor, energy, maintenance material, and supplies used to convert raw materials into billets and billets into shapes. Conversion cost per ton for the Louisiana facility, which includes fixed and variable costs, increased 1% in fiscal 1997 compared to fiscal 1996, and 6% in fiscal 1996 compared to fiscal 1995.

     In fiscal 1997, conversion cost per ton at the Louisiana plant increased by 1% compared to fiscal 1996. The price of various energy items and certain supply items increased conversion cost by 2% compared to 1996. During the first quarter of fiscal 1997 the Company incurred some one-time expenses related to the strikers returning to work under a settlement agreement. In addition, productivity was affected as returning and current workers became re-acquainted with the equipment or learned new jobs. To shorten this process and to promote other improvements in productivity and other cost efficiencies, the Company introduced a productivity incentive plan. The Company experienced two unusual equipment outages at its Louisiana facility which affected production and resulted in increased maintenance costs. Contributing to improving the cost in the melting facility was record productivity, as measured in tons produced per hour, and power consumption in fiscal 1997. The rolling mill's record productivity level in fiscal 1997 contributed to reducing fixed conversion cost per ton.

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

     In fiscal 1996, conversion cost per ton at the Louisiana plant increased by 6% compared to fiscal 1995. The main increase in conversion cost was caused by $3 million in price increase for power and natural gas. Also, as a result of the continued impact of the second furnace learning curve and the favorable change in billet availability in the market place, the Company returned to a one furnace operation during the first fiscal quarter of 1996. The other furnace serves as a back-up for significant unexpected outages. Several operating records were established in fiscal 1996 which contributed to offsetting increased costs of certain supply items.

     In July 1995, BSCT started operating its rolling mill. The learning curve associated with new and refurbished equipment combined with an inexperienced work force caused production tons to be lower and conversion cost per ton to be higher than expected. During fiscal 1996, BSCT rolled 44 new section sizes which impacted productivity yet provided opportunities for penetrating the OEM/FAB markets. Consequently, production costs exceeded sales by $4.8 million and $1.3 million in fiscal 1996 and 1995, respectively. The rolling mill performance has improved since start-up due to capital improvements and the experience gained by the workforce. Comparing fiscal 1997 to fiscal 1996, tons produced improved by 51%, conversion cost per ton improved by 15%, productivity improved by 49%, and yield loss was reduced by 20%. The Tennessee facility reported its first quarterly profit of $0.2 million in the fourth fiscal quarter of 1997. Subsequent to year end, the Tennessee rolling mill experienced a fire which suspended operations for approximately two weeks. Shipments will be affected due to the loss of production during the suspension of operations. The Company is pursuing reimbursement from its insurers for losses incurred related to property damage and business interruption resulting from the fire. The Company expects the net impact to its results of operations, as a result of this matter, to be less than $0.5 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased in fiscal 1997 and 1996 compared to fiscal 1995 due to an increase in amortization expenses related to the financing of the Tennessee facility, additional administrative expenses related to the Tennessee facility, and additional franchise and property taxes.

NON-PRODUCTION STRIKE & CORPORATE CAMPAIGN EXPENSES

     In fiscal 1997 and 1996, the Company's expenses for direct out-of-pocket strike-related and corporate campaign issues increased by $1.6 million and $0.8 million, respectively. In fiscal 1996, these expenses increased to an average of $147,000 per month mainly due to increased legal expenses related to the Racketeer Influenced Corrupt Organization Act ("RICO") suit which the Company filed against the Union. In fiscal 1997, expenses related to the RICO law suit and expenses related to returning the strikers back to work averaged $272,000 per month. The RICO law suit against the Union was settled on October 29, 1997. This settlement will not have a material impact on the Company's financial position or results of

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

operations. Non-production strike and corporate campaign expenses should be minimal after the first quarter of fiscal 1998.

INTEREST EXPENSE & MISCELLANEOUS

     Interest expense increased in fiscal 1997 and 1996 compared to the prior fiscal year due to additional short-term borrowings under the line of credit, term loan and higher interest rates. The Company borrowed an average of $1.7 million under its line of credit at a weighted average interest rate of 8.4% in fiscal 1996 and had average borrowings of $5.4 million at a weighted average interest rate of 8.8% in fiscal 1997.

     Interest income decreased in fiscal 1997 and fiscal 1996 compared to the prior fiscal years due to the Company having less cash to invest.

     Miscellaneous income increased in fiscal 1996 compared to the prior year due to a better collection record on credit sales and a one time sale of scrapped inventory.

NET INCOME/LOSS

     In fiscal 1997, the Company's consolidated results improved by $3.5 million compared to fiscal 1996 mainly due to improvement in the Tennessee operations, stronger shape shipments, and a better metal margin. The improvement was partially offset by increased costs associated with non-production strike and corporate campaign expenses, increased price of energy sources and certain supply items, and two major outages at the Louisiana facility which resulted in lost production.

     In fiscal 1996, the Company's consolidated results were $10 million less than fiscal 1995 mainly due to the Tennessee facility incurring substantial losses for fiscal 1996. The metal margin decreased substantially while prices of certain supply items and energy increased, and the start-up costs of several recently completed capital projects and the idle furnace at the Louisiana facility contributed to the reduction in results.

     The Tennessee operation reported an income of $0.2 million for the fourth fiscal quarter of fiscal 1997. This was the first quarterly profit reported by the Tennessee operation. Both facilities benefitted from a strong metal margin. The results were adversely affected by several factors. The price of power increased the conversion cost in Louisiana which was caused by the power company passing on the cost for an extended nuclear unit shutdown in the form of a fuel adjustment to their customers.

INCOME TAXES

     The provision for income taxes in fiscal 1997, 1996, and 1995 was minimal due to utilization of certain tax benefits including the benefit of net operating loss carryforwards.

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

     The Company ended fiscal 1997 with $1 million of cash after paying off all of the $3 million in short-term borrowing under its line of credit from the prior year. Current assets exceeded current liabilities by a ratio of 3.3 to
1.0. Working capital increased by approximately $2 million to $72 million in fiscal 1997.

     OPERATING CASH FLOW. Net cash provided by operations was $12.8 million. Income, depreciation, and amortization contributed $10.7 million in operating cash. Inventories at the Louisiana facility decreased as prime sales exceeded prime production and the productivity of the rolling mill increased resulting in fewer billets in inventory. Offsetting some of the increase in operating cash was an increase in accounts receivable of $3.2 million caused by increased sales in Louisiana and Tennessee.

     CAPITAL EXPENDITURES. Capital expenditures amounted to $6.0 million in fiscal 1997. The Louisiana operations spent $4.1 million which was directed at reducing operating costs, increasing melt shop and rolling capacity, and maintaining its plant. The Company also spent over $1.6 million at the Tennessee facility on capital projects to reduce costs, increase productivity and maintain its plant. In fiscal 1998, depending on market conditions, the Company expects to spend approximately $14.5 million on various capital projects to reduce costs and increase productivity, enhance safety and environmental programs, and maintain the plants.

     FINANCING ACTIVITIES. The Company paid $2.2 million in dividends to the holders of preferred stock and paid off $3.0 million in short-term borrowings in fiscal 1997. Also $1.5 million in principal on the term loan was paid off in fiscal 1997.

     All of the Company's $75 million 10.25% Notes are classified as long-term debt. There are no principal payments due on the 10.25% Notes until maturity in 2001. The Company intends to refinance the 10.25% Notes on or before the maturity date in 2001. The Indenture under which the 10.25% Notes are issued ("the Indenture") contains covenants which restrict the Company's ability to incur additional indebtedness, make dividend payments, or place liens on the assets acquired with the indebtedness. Under the Indenture, the Company may not incur additional indebtedness or make dividend payments unless its Interest Expense Coverage Ratio, as defined, for the trailing 12 months would be greater than 2.00 to 1.00. As of September 30, 1997, the Interest Expense Coverage Ratio was 2.24 to 1.00.

     On June 20, 1995, the Company completed the issuance and sale of 15,000 shares of redeemable preferred stock, par value $0.01 per share ("Preferred Stock"), and warrants to purchase, at a nominal exercise price, six percent of the Company's common stock for $15 million. The Preferred Stock is mandatorily redeemable by the Company seven years after issuance and requires the payment of quarterly dividends, at a rate of 14.5% per annum or $2.2 million per year. The Company intends to declare and pay quarterly dividends on the Preferred Stock unless prohibited by covenants in the revolving line of

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

credit and the 10.25% Notes. If a quarterly dividend payment is not made by the end of a quarter, the dividend rate will increase by 3% or $112,500 per quarter. In addition, the holders of the Preferred Stock have a right to additional warrants, approximately 77,000 shares, for each two consecutive quarterly payments missed. Subsequent to fiscal year end, the Company declared the regular dividend for the quarter ending December 31, 1997.

     Simultaneously with the sale of the Preferred Stock and warrants, the Company entered into a five-year Term Loan agreement of $10 million. The proceeds received from the Term Loan were used to repay the loan outstanding under the Company's revolving credit facility which had been incurred to acquire substantially all of the assets of TVSC. The Term Loan is partially secured by the Company's accounts receivable and inventory. The Term Loan agreement calls for quarterly principal payments of $750,000 beginning on June 30, 1997 and $1.0 million beginning on June 30, 1999 until maturity. The Term Loan bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by earnings before interest, taxes, depreciation, and amortization ("EBITDA"). Based on the fourth quarter leverage ratio, the Company will accrue at approximately 8%.

     On June 20, 1995, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit using a borrowing base derived as a certain percentage of accounts receivable and inventory. The five year revolving line of credit bears interest on a sliding scale based on the quarterly leverage ratio which is defined as indebtedness divided by EBITDA. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain indebtedness. There were no borrowings under the line of credit as of September 30, 1997. The amount available to borrow as of September 30, 1997 was $35 million. As of November 30, 1997, there were no outstanding borrowings against the line of credit. The Company does not anticipate any difficulties in obtaining another secured line of credit upon the expiration of the current line of credit in fiscal 2000.

     The Company believes that current cash balances, internally generated funds, the credit facility, and additional purchase money mortgages are adequate to meet its foreseeable short-term and long-term liquidity needs. If additional funds are required to accomplish long-term expansion of its production facilities or significant acquisitions, the Company believes funding can be obtained from a secondary equity offering or additional indebtedness.

     There are no financial obligations with respect to post-employment or post-retirement benefits other then the employee retirement plans.

                             BAYOU STEEL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

OTHER COMMENTS

YEAR 2000

     The Company is preparing for the impact that the year 2000 is expected to have on the electronic data processing and other information systems relevant to the Company's business. A detailed plan has been outlined and system changes to address this issue are well under way. The year 2000 should not significantly impact the Company's results of operations, financial position or cash flows.

FORWARD-LOOKING INFORMATION AND INFLATION

     This document contains various "forward-looking" statements which represent the Company's expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: changes in the price of supplies, power, natural gas, or purchased billets; changes in the selling price of the Company's finished products or the purchase price of steel scrap; weather conditions in the market area of the finished product distribution; unplanned equipment outages; and changing laws affecting labor, employee benefit costs and environmental and other governmental regulations.

ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state, and local laws and regulations. See Footnote 9 and the "10K Business-Environmental Matters".

                             BAYOU STEEL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                                                                         SEPTEMBER 30,
                                                                                             --------------------------------------
CURRENT ASSETS:                                                                                  1997                     1996
                                                                                             -------------            -------------
     Cash and temporary cash investments .........................................           $     971,477            $     748,608
     Receivables, net of allowance for doubtful accounts
      of $500,459 in 1997 and $352,965 in 1996 ...................................              27,162,056               24,107,566
     Inventories .................................................................              75,022,554               79,856,062
     Prepaid expenses ............................................................                 239,161                  292,458
                                                                                             -------------            -------------
         Total current assets ....................................................             103,395,248              105,004,694
                                                                                             -------------            -------------
PROPERTY, PLANT AND EQUIPMENT:
     Land ........................................................................               3,790,399                3,790,398
     Machinery and equipment .....................................................             110,028,977              104,683,209
     Plant and office building ...................................................              21,265,577               20,975,997
                                                                                             -------------            -------------
                                                                                               135,084,953              129,449,604
     Less--Accumulated depreciation ..............................................             (44,946,654)             (39,115,207)
                                                                                             -------------            -------------
         Net property, plant and equipment .......................................              90,138,299               90,334,397
                                                                                             -------------            -------------
OTHER ASSETS .....................................................................               2,931,507                3,932,594
                                                                                             -------------            -------------
         Total assets ............................................................           $ 196,465,054            $ 199,271,685
                                                                                             =============            =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of long-term debt ........................................           $   3,040,257            $   1,601,851
     Borrowings under line of credit .............................................                    --                  3,000,000
     Accounts payable ............................................................              23,749,765               24,281,494
     Accrued liabilities .........................................................               4,574,144                3,856,341
     Accrued dividends on redeemable preferred stock .............................                    --                  2,175,000
                                                                                             -------------            -------------
         Total current liabilities ...............................................              31,364,166               34,914,686
                                                                                             -------------            -------------
LONG-TERM DEBT ...................................................................              80,500,073               83,540,331
                                                                                             -------------            -------------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK .......................................................              13,089,010               10,489,091
                                                                                             -------------            -------------
COMMON STOCKHOLDERS' EQUITY:
     Common stock, $.01 par value--
     Class A: 24,271,127 authorized and
              10,613,380 outstanding shares ......................................                 106,134                  106,134
     Class B: 4,302,347 authorized and
              2,271,127 outstanding shares .......................................                  22,711                   22,711
     Class C: 100 authorized and outstanding shares ..............................                       1                        1
                                                                                             -------------            -------------
         Total common stock ......................................................                 128,846                  128,846
     Paid-in capital .............................................................              47,769,034               47,769,034
     Retained earnings ...........................................................              23,613,925               22,429,697
                                                                                             -------------            -------------
         Total common stockholders' equity .......................................              71,511,805               70,327,577
                                                                                             -------------            -------------
         Total liabilities and common stockholders' equity .......................           $ 196,465,054            $ 199,271,685
                                                                                             =============            =============

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEAR ENDED SEPTEMBER 30,
                                                                    ---------------------------------------------------------------
                                                                          1997                     1996                     1995
                                                                    -------------            -------------            -------------
NET SALES ...............................................           $ 232,161,116            $ 204,425,858            $ 185,772,280
COST OF SALES ...........................................             209,930,423              188,453,259              162,158,316
                                                                    -------------            -------------            -------------
GROSS PROFIT ............................................              22,230,693               15,972,599               23,613,964
                                                                    -------------            -------------            -------------
SELLING, GENERAL AND ADMINISTRATIVE .....................               6,310,688                6,272,624                5,312,402
NON-PRODUCTION STRIKE AND
   CORPORATE CAMPAIGN EXPENSES ..........................               3,323,385                1,768,197                  999,938
                                                                    -------------            -------------            -------------
                                                                       12,596,620                7,931,778               17,301,624
                                                                    -------------            -------------            -------------
OTHER INCOME (EXPENSE):
     Interest expense ...................................              (8,961,587)              (8,634,510)              (7,821,244)
     Interest income ....................................                  12,193                  146,825                  542,909
     Miscellaneous ......................................                 186,716                  870,507                  431,655
                                                                    -------------            -------------            -------------
                                                                       (8,762,678)              (7,617,178)              (6,846,680)
                                                                    -------------            -------------            -------------
INCOME BEFORE TAXES .....................................               3,833,942                  314,600               10,454,944
PROVISION FOR INCOME TAXES ..............................                  49,795                     --                    118,155
                                                                    -------------            -------------            -------------
NET INCOME ..............................................               3,784,147                  314,600               10,336,789
DIVIDENDS ACCRUED AND ACCRETION ON
   PREFERRED STOCK ......................................              (2,599,919)              (2,592,418)                (733,902)
                                                                    -------------            -------------            -------------
INCOME (LOSS) APPLICABLE TO COMMON
   AND COMMON EQUIVALENT SHARES .........................           $   1,184,228            $  (2,277,818)           $   9,602,887
                                                                    =============            =============            =============
WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING ........................              13,707,030               13,707,030               13,113,058

INCOME (LOSS) PER COMMON AND
   COMMON EQUIVALENT SHARE:

     Income (loss) per common and
      common equivalent share ...........................           $         .09            $        (.17)           $         .73
                                                                    =============            =============            =============

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            YEAR ENDED SEPTEMBER 30,
                                                                                 --------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                                1997               1996               1995
                                                                                 ------------       ------------       ------------
     Income ...............................................................      $  3,784,147       $    314,600       $ 10,336,789
     Depreciation .........................................................         5,953,714          6,094,870          5,148,300
     Amortization .........................................................         1,005,686          1,163,952            893,185
     Provision for (reduction in) losses on accounts receivable ...........           143,393           (186,039)           (53,204)
     Changes in working capital:
       (Increase) in receivables ..........................................        (3,197,883)        (2,000,180)        (2,711,736)
       Decrease (increase) in inventories .................................         4,833,508        (12,161,321)       (10,549,191)
       Decrease (increase) in prepaid expenses ............................            53,297            (35,053)           (68,953)
       (Decrease) increase in accounts payable ............................          (531,729)         2,093,010          5,648,479
       Increase in accrued liabilities ....................................           717,803            180,625            348,236
                                                                                 ------------       ------------       ------------
         Net cash provided by (used in) operations ........................        12,761,936         (4,535,536)         8,991,905
                                                                                 ------------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Tennessee facility - net of current assets ............              --                 --          (17,056,000)
     Purchases of property, plant and equipment ...........................        (5,997,630)        (4,989,761)       (12,469,603)
     Proceeds from the sale of property, plant and equipment ..............           240,013            210,541               --
                                                                                 ------------       ------------       ------------
         Net cash used by investing activities ............................        (5,757,617)        (4,779,220)       (29,525,603)
                                                                                 ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net (payments) borrowings under line of credit .......................        (3,000,000)         3,000,000               --
     Payments of long-term debt ...........................................        (1,601,851)          (608,966)          (325,008)
     (Increase) in other assets ...........................................            (4,599)           (65,585)        (2,523,043)
     Proceeds from issuance of long-term debt .............................              --                 --           10,000,000
     Proceeds from issuance of preferred stock and warrants ...............              --                 --           15,000,000
     Payments of dividends on preferred stock .............................        (2,175,000)        (2,783,749)              --
                                                                                 ------------       ------------       ------------
         Net cash (used in) provided by
          financing activities ............................................        (6,781,450)          (458,300)        22,151,949
                                                                                 ------------       ------------       ------------
NET INCREASE (DECREASE) IN CASH AND TEMPORARY
   CASH INVESTMENTS .......................................................           222,869         (9,773,056)         1,618,251

CASH AND TEMPORARY CASH INVESTMENTS,
   beginning balance ......................................................           748,608         10,521,664          8,903,413
                                                                                 ------------       ------------       ------------
CASH AND TEMPORARY CASH INVESTMENTS,
   ending balance .........................................................      $    971,477       $    748,608       $ 10,521,664
                                                                                 ============       ============       ============
SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Cash paid during the period for:
     Interest (net of amounts capitalized) ................................      $  9,011,608       $  8,651,413       $  8,162,394
     Income taxes .........................................................      $       --         $     42,611                $--

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                                         TOTAL
                                                  COMMON STOCK                                           COMMON
                                          ----------------------------     PAID-IN       RETAINED      STOCKHOLDERS'     PREFERRED
                                          CLASS A    CLASS B   CLASS C     CAPITAL       EARNINGS         EQUITY           STOCK
                                          --------   -------   -------   -----------   ------------    ------------    ------------
BEGINNING BALANCE,
  October 1, 1994 .....................   $106,134   $22,711   $     1   $44,890,554   $ 15,104,628    $ 60,124,028    $       --
    Issuance of preferred
      stock net of discount ...........       --        --        --            --             --              --        12,121,520
    Discount from issuance
      of preferred stock ..............       --        --        --       2,878,480           --         2,878,480            --
    Net income ........................       --        --        --            --       10,336,789      10,336,789            --
    Dividends on preferred stock ......       --        --        --            --         (616,249)       (616,249)           --
    Accretion on preferred stock ......       --        --        --            --         (117,653)       (117,653)        117,653
                                          --------   -------   -------   -----------   ------------    ------------    ------------
ENDING BALANCE,
  September 30, 1995 ..................    106,134    22,711         1    47,769,034     24,707,515      72,605,395      12,239,173
    Net income ........................       --        --        --            --          314,600         314,600            --
    Dividends on preferred stock ......       --        --        --            --       (2,167,500)     (2,167,500)           --
      Prepaid dividends on
      preferred stock .................       --        --        --            --             --              --        (2,175,000)
    Accretion on preferred stock ......       --        --        --            --         (424,918)       (424,918)        424,918
                                          --------   -------   -------   -----------   ------------    ------------    ------------
ENDING BALANCE,
  September 30, 1996 ..................    106,134    22,711         1    47,769,034     22,429,697      70,327,577      10,489,091
    Net income ........................       --        --        --            --        3,784,147       3,784,147            --
    Dividends on preferred stock ......       --        --        --            --       (2,175,000)     (2,175,000)      2,175,000
    Accretion on preferred stock ......       --        --        --            --         (424,919)       (424,919)        424,919
                                          --------   -------   -------   -----------   ------------    ------------    ------------
    ENDING BALANCE,
  September 30, 1997 ..................   $106,134   $22,711   $     1   $47,769,034   $ 23,613,925    $ 71,511,805    $ 13,089,010
                                          ========   =======   =======   ===========   ============    ============    ============

              The accompanying notes are an integral part of these
                            consolidated statements.

                             BAYOU STEEL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1997 AND 1996

1.  NATURE OF OPERATIONS:

    Bayou Steel Corporation (the "Company") owns and operates a steel minimill located on the Mississippi River in LaPlace, Louisiana ("BSCL") and a rolling mill in Harriman, Tennessee ("BSCT"). BSCL produces structural steel products and BSCT produces merchant bar shapes. In addition, the Company operates four stocking locations along the inland waterway system and an additional warehouse in Tennessee. The Company's customer base is comprised of steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments going to Canada and Mexico.

    During 1995, the Company formed BSCT to acquire the assets of Tennessee Valley Steel Corporation ("TVSC") for $26.8 million. BSCT is a wholly owned subsidiary of the Company. During fiscal 1997 and 1996, the first two full years of operations for BSCT, unaudited operating losses associated with this subsidiary were approximately $2.7 million and $6.8 million, respectively.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of BSCL and BSCT after elimination of all significant intercompany accounts and transactions.

INVENTORIES

    Inventories are carried at the lower of cost (last-in, first-out) or market except mill rolls which are stated at cost (specific identification) and operating supplies which are stated at average cost.

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

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

CASH AND TEMPORARY CASH INVESTMENTS

    THE COMPANY CONSIDERS INVESTMENTS PURCHASED WITH ORIGINAL MATURITIES OF THREE MONTHS OR LESS TO BE TEMPORARY CASH INVESTMENTS.

EARNINGS PER SHARE

    EARNINGS PER SHARE ARE COMPUTED BY DEDUCTING PREFERRED DIVIDENDS AND PREFERRED DIVIDEND ACCRETION FROM NET INCOME THEN DIVIDING THIS AMOUNT BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING COMMON SHARES AND COMMON STOCK EQUIVALENT SHARES, IF ANY, OUTSTANDING DURING THE PERIOD.

    IN FEBRUARY 1997, THE FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB") ISSUED STATEMENT NO. 128, "EARNINGS PER SHARE" ("FAS 128"), WHICH SIMPLIFIES THE COMPUTATION OF EARNINGS PER SHARE. FAS 128 IS EFFECTIVE FOR FINANCIAL STATEMENTS ISSUED FOR FISCAL YEARS ENDING AFTER DECEMBER 15, 1997, AND IT REQUIRES RESTATEMENT FOR ALL PRIOR PERIOD EARNINGS PER SHARE DATA PRESENTED. THE FOLLOWING IS A PRO FORMA PRESENTATION OF BASIC AND DILUTED EARNINGS PER SHARE CALCULATED IN ACCORDANCE WITH FAS 128 FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995:

                                                                          1997          1996         1995
                                                                     ------------   ------------   --------
      Pro forma basic income (loss) per share.....................   $        .09   $       (.18)  $    .75
      Pro forma diluted income (loss) per share...................            .09           (.18)       .73

OTHER ACCOUNTING PRONOUNCEMENTS

      In June 1997, the FASB issued FAS 130, "Reporting Comprehensive Income" and FAS 131, "Disclosures About Segments of an Enterprise and Related Information." FAS 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. FAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. Adoption of these standards is not expected to have an effect on the reporting requirement of the Company's financial position or results of operations.

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

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

OPERATING LEASE COMMITMENTS

    The Company has no significant operating lease commitments that would be considered material to the financial statement presentation.

3.  INVENTORIES:

     Inventories, as of September 30, 1997 and 1996 consisted of the following:


                                                       1997             1996
                                                  ------------     ------------

Scrap steel ..................................    $  5,623,964     $  6,567,308
Billets ......................................       4,799,025        7,778,092
Finished product .............................      46,717,869       47,943,429
LIFO adjustments .............................      (2,497,697)      (3,255,589)
                                                  ------------     ------------
                                                    54,643,161       59,033,240
Mill rolls, operating supplies, and other ....      20,379,393       20,822,822
                                                  ------------     ------------
                                                  $ 75,022,554     $ 79,856,062
                                                  ============     ============

    Decrements in the last-in, first-out ("LIFO") inventories had no material impact on the Company's results of operations in fiscal 1997. There were increments in the LIFO inventories in 1996. At September 30, 1997 and 1996, the first-in, first-out ("FIFO") inventories were $57.1 million and $62.3 million, respectively. A lower of cost or market evaluation of the carrying value of inventory was prepared at the end of each fiscal year and in fiscal 1996 lower of cost or market adjustments of $382,000 were required for the finished goods inventory at BSCT. The market values, after adjustments, were in excess of the carrying value of the LIFO and FIFO inventories for both years presented.

4.  PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment of TVSC was acquired for $17.1 million during fiscal 1995. Excluding the acquisition, capital expenditures totaled $6.0 million, $5.0 million, and $12.5 million in fiscal 1997, 1996, and 1995, respectively. As of September 30, 1997, the estimated costs to complete authorized projects under construction or contract amounted to $2.8 million.

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The Company capitalized interest of $50,000, $18,000, and $394,000 during the years ended September 30, 1997, 1996, and 1995, respectively, related to qualifying assets under construction. Effective July 1, 1996, estimates of total plant production capacity were revised, due in part to production enhancements attained by recent capital expenditures. As a result of these revised estimates, depreciation expense decreased approximately $0.66 per ton produced in the melt shop and $1.62 per ton produced in BSCL's rolling mill, generating a total decrease in depreciation expense in the fourth quarter of fiscal 1996 of approximately $318,000, or $.02 per common and common equivalent share. Depreciation expense during the years ended September 30, 1997 , 1996, and 1995 was as follows:

                                                1997         1996         1995
                                            ----------   ----------   ----------
Inventory ...............................   $   19,683   $  140,401   $  178,835
Cost of sales ...........................    5,928,467    5,947,719    4,964,204
Selling, general and administrative .....        5,564        6,750        5,261
                                            ----------   ----------   ----------
                                            $5,953,714   $6,094,870   $5,148,300
                                            ==========   ==========   ==========

5.  OTHER ASSETS:

    Other assets consist of financing costs associated with the issuance of long-term debt, redeemable preferred stock and warrants, and the revolving line of credit (see Notes 6, 7, and 14) which are being amortized over the lives of the related transactions. During fiscal 1995, the Company wrote off $165,000 of other assets related to the previously existing revolving line of credit and capitalized $2,176,000 of deferred financing costs related to the term loan, redeemable preferred stock and warrants, and the amended and restated revolving line of credit. In fiscal 1994, the Company capitalized $3,783,000 of deferred financing costs related to a 10.25% First Mortgage Notes ("10.25% Notes") and the 1993 amended and restated revolving line of credit. Amortization of other assets was approximately $1,006,000, $1,164,000, and $893,000 for the years ended September 30, 1997, 1996, and 1995, respectively. Other assets are reflected in the accompanying balance sheets net of accumulated amortization of $3,015,000 and $2,009,000 at September 30, 1997 and 1996, respectively.

6.  LONG-TERM DEBT:

    Long-term debt of as of September 30, 1997 and 1996 consists of the following:

                                                          1997            1996
                                                     -----------     -----------
First Mortgage Notes (see below) ...............     $75,000,000     $75,000,000
Term loan (see below) ..........................       8,500,000      10,000,000
Other notes payable, due monthly, bearing
interest of 8.75% secured by certain assets ....          40,330         142,182
                                                     -----------     -----------
                                                      83,540,330      85,142,182
Less--current maturities .......................       3,040,257       1,601,851
                                                     -----------     -----------
                                                     $80,500,073     $83,540,331
                                                     ===========     ===========

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    On June 20, 1995, the Company entered into a five-year term loan agreement for $10 million. The proceeds received from the term loan were used to repay the loan outstanding under the Company's revolving credit facility which had been obtained to acquire substantially all of the assets of TVSC. The term loan is partially secured by the Company's accounts receivable and inventories. The term loan agreement calls for quarterly principal payments of $750,000 beginning June 30, 1997 through March 31, 1999 and $1.0 million beginning June 30, 1999 through December 31, 1999. The remaining $1.0 million principal payment is due on the final maturity date of June 20, 2000. As of September 30, 1997 and 1996, $3,000,000 and $1,500,000, respectively, were classified as a current liabilities. The term loan bears interest on a sliding scale based on the quarterly leverage ratio, as defined in the agreement. As of September 30, 1997, the interest rate was LIBOR plus 2.5% or approximately 8.2%. Term loan interest is payable quarterly. Fair value of the term loan approximates its carrying value.

    The 10.25% Notes were issued in 1994 in order to redeem certain notes and are secured by a first priority security interest granted by the Company, subject to certain exceptions, in substantially all unencumbered existing and future real and personal property, fixtures, machinery and equipment (including certain operating equipment classified as inventory) and the proceeds from sales thereof, whether existing or hereafter acquired. The Indenture under which the 10.25% Notes are issued contains covenants, including an interest expense coverage ratio, which restrict the Company's ability to incur additional indebtedness, make dividend payments, or place liens on the assets acquired with such indebtedness.

    The 10.25% Notes bear interest at the rate of 10.25% per annum payable semi-annually on each March and September 1, which commenced September 1, 1994. The 10.25% Notes will be redeemable, in whole or in part, at any time on and after March 1, 1998, initially at 103.33% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par on March 1, 2000. No principal payments are due on the 10.25% Notes until maturity in 2001. The fair value of the 10.25% Notes on September 30, 1997 was approximately $77.3 million.

7.  SHORT-TERM BORROWING ARRANGEMENT:

    On June 20, 1995, the Company entered into an amendment and restatement of its revolving line of credit agreement which is used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $45 million, including outstanding letters of credit, using a borrowing base derived as a certain percentage of accounts receivable and inventory. Based on these criteria, the amount available as of September 30, 1997 was $34.5 million, net of $1.8 million outstanding letters of credit. The agreement is secured by inventory and accounts receivable at interest rates on a sliding scale based on the quarterly leverage ratio, as defined in the agreement. As of September 30, 1997, the interest rate was LIBOR plus 2.5% or approximately 8.2%. The terms of the loan agreement impose certain restrictions on the Company, the most significant of which require the Company to maintain a minimum interest coverage ratio and limit the incurrence of certain other indebtedness. There were no borrowings under the line of credit as of September 30, 1997 and there were

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


$3 million of borrowings outstanding as of September 30, 1996. Fair value of borrowings under the line of credit approximates the Company's carrying value.

The following information relates to the Company's borrowings under the line of credit during the years ended September 30, 1997, 1996, and 1995:

                                           1997          1996           1995
                                       -----------    ----------    -----------
Maximum amount outstanding .........   $13,400,000    $6,400,000    $23,300,000
Average amount outstanding .........   $ 5,400,000    $1,700,000    $ 2,200,000
Weighted average interest rate .....           8.8%          8.4%           8.9%

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

      In 1981, the Company entered into lease agreements with an unrelated corporation whereby certain tax benefits were transferred to the unrelated corporation as allowed under the provisions of the Economic Recovery Tax Act of 1981. These agreements, the last of which expired in May 1997, included various covenants not to dispose of the property covered by the agreement and indemnification of the unrelated corporation by the former majority stockholder against any losses which might result from a breach of the Company's warranties and covenants, including those related to the Federal income tax implications of the transaction. The Company recognized interest income of approximately $50,000 and rent expense of approximately $1.4 million for tax reporting purposes in fiscal year 1997 based upon the lease agreements.

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

      As of September 30, 1997, for tax purposes, the Company had net operating loss carryforwards ("NOLs") of approximately $280 million and $262 million available to offset against regular tax and alternative minimum tax, respectively. As of September 30, 1997 and 1995, the Company provided

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

$49,795 and $118,115, respectively, for federal alternative minimum tax and state income tax purposes. Due to generating tax losses in fiscal 1996, there was no provision for income taxes.

      The NOLs will expire in varying amounts through fiscal 2011. A substantial portion of the available NOLs, approximately $151.2 million, expires by fiscal 2000. Even though management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is likely that all of the NOLs will be utilized. FAS 109 requires recognition of future tax benefits, subject to a valuation allowance based on the likelihood of realizing such benefits. Deferred tax assets of approximately $103.6 million (NOLs and other temporary timing differences multiplied by the federal income tax rate) and deferred tax liabilities of approximately $8.0 million (basis differences between tax and book plant, property and equipment multiplied by the federal income tax rate) were recorded in fiscal 1997. However, in recording these net deferred assets, FAS 109 requires the Company to determine whether it is "more-likely-than-not" that the Company will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years"; therefore, the Company has determined a valuation allowance of $95.6 million is required for all of the recorded net deferred tax assets. The assessment, which is consistent with fiscal 1996, resulted in no net deferred tax amounts reflected in the accompanying consolidated balance sheets. In view of the fact that this determination was based primarily on historical losses with no regard for the impact of proposed capital expenditures and business plans, future favorable adjustments to the valuation allowance may be required if and when circumstances change.

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

      In August 1993, the Union announced a corporate campaign designed to bring pressure on the Company from individuals and institutions with direct financial or other interests in the Company. The Company filed a lawsuit in federal court in Delaware under the Racketeer Influenced Corrupt Organizations Act ("RICO") against the Union for their conduct in connection with this campaign. Non-production strike and corporate campaign expenses include legal and other charges incurred by the Company in connection with its suit against the Union. On October 29, 1997, the Company reached an agreement with the Union the effect of which was not material to the financial position or results of operations of the Company.

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

      In conjunction with the acquisition of the assets of TVSC, the Union filed a charge with the National Labor Relations Board (the "NLRB") alleging that the Company has violated the National Labor Relations Act relating to its refusal to hire at BSCT certain individuals, who were former employees of TVSC. On August 16, 1996, the Company reached a settlement with the Union which was approved by the NLRB and resolved the issue. The Company agreed to recognize the Union as the bargaining agent for the employees and pay 135 former employees, who applied for work but were not employed, a settlement amount of 25% of lost wages, less interim earnings. Until interim earnings for 1996 are known for each applicant, the liability cannot be fully determined. The Company has developed its best estimate of the potential exposure based on available information and has accrued amounts deemed adequate to cover the settlement of this matter.

ENVIRONMENTAL

      The Company is subject to various federal, state, and local laws and regulations concerning the discharge of contaminants which may be emitted into the air, discharged into waterways, and the disposal of solids and/or hazardous wastes such as electric arc furnace dust. In addition, in the event of a release of a hazardous substance generated by the Company, the Company could be potentially responsible for the remediation of contamination associated with such a release. In the past, the Company's operations in some respects have not met all of the applicable standards promulgated pursuant to such laws and regulations. During, fiscal 1997, the United States Public Interest Research Group ("USPIRG") filed a lawsuit in Louisiana against the Company for alleged violations of air quality regulations. USPIRG is asking the courts to award them their appropriate legal fees and assess appropriate penalties against the Company. The Company believes it has meritorious defenses to these charges. The Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance (including the ultimate resolution of the USPIRG matter discussed above) will not have a material adverse effect on the Company's competitive position, operations or financial condition, or cause a material increase in currently anticipated capital expenditures. The Company currently has no mandated expenditures at its Louisiana facility to address previously contaminated sites. Also, the Company is not designated as a Potential Responsible Party ("PRP") under the Superfund legislation. At September 30, 1997 and 1996, the Company has accrued loss contingencies for environmental matters.

      TVSC, the prior owners of the BSCT facility, had entered into a Consent Agreement and Order (the "Voluntary Consent Order") under the Tennessee Department of Environment and Conservation's voluntary clean up program. The Company, in acquiring the assets of TVSC, has entered into a similar order. The ultimate remedy and clean-up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial process. As of September 30, 1997, investigative, remedial and risk assessment activities have resulted in expenses of approximately $1.3 million. Estimates indicate that the future cost for remediating the affected areas ranges from $400,000 for the lowest cost remedy to $1,300,000 for higher cost remedies. The definitive asset purchase agreement between the Company and TVSC provided for $2.0 million of

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

the purchase price to be held in escrow and applied to costs incurred by the Company for activities pursuant to the Voluntary Consent Order (with an additional $1.0 million held for one year for such costs and other costs resulting from a breach of TVSC's representations and warranties in the agreement). At this time, the Company does not expect the costs of resolution of the Voluntary Consent Order to exceed funds provided by the escrow fund. If during the remedial investigation significantly more extensive or more toxic contamination is found, then costs could be greater than those estimated, and to the extent these costs exceeded the escrow funds, the Company would be liable to cover such amounts, if any.

RAW MATERIAL SUPPLY/CONTRACTS

      The Company has commitments to purchase billets for use in the BSCT rolling mill through December 31, 1997. As of September 30, 1997, the commitments were approximately $5.9 million.

OTHER

      The Company does not provide any post-employment or post-retirement benefits to its employees other than those described in Note 11.

      There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

10.   STOCK OPTION PLAN:

      The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan (the "1991 Plan") for the purpose of attracting and retaining key employees.

      On September 21, 1994, the Board of Directors granted 115,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on that date of $4.375, to key employees. The options are exercisable in five equal annual installments commencing on September 21, 1995. As of September 30, 1997, no options were exercised, 69,000 shares were exercisable, and 485,000 additional shares were available for grant under the 1991 Plan.

      A summary of activity relating to stock options is as follows:

                                                                     # OF
                                                                 STOCK OPTIONS
                                                                    -------
Outstanding, September 30, 1996 .............................       115,000
Granted .....................................................             0
Exercised ...................................................             0
Canceled ....................................................             0
                                                                    -------
Outstanding, September 30, 1997 .............................       115,000
                                                                    =======

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123") which, among other provisions, establishes an optional fair value method of accounting for stock-based compensation, including stock options awards. As provided under the statement, the Company has elected to adopt the disclosure only provisions of FAS 123, and continues to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. The disclosure requirements of FAS 123 include providing pro forma net income and pro forma earnings per share as if the fair value based accounting method had been used to account for stock-based compensation cost for the effects of all awards granted in fiscal years beginning after December 31, 1994. There have been no additional stock option awards granted by the Company other than those discussed above awarded in September, 1994.

11.      EMPLOYEE RETIREMENT PLANS:

    Effective October 1, 1991, the Company implemented two defined benefit retirement plans (the "Plan(s)"), one for employees covered by the contracts with the United Steelworkers of America ("hourly employees") and one for substantially all other employees ("salaried employees"), except those employees at BSCT who are covered by a defined contribution plan. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees' years of service and average compensation for a specified period of time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The net pension cost for both non-contributory Company sponsored pension plans consists of the following components for fiscal year 1997 and 1996:

The actuarial present value of future benefit obligations:
                                                        1997            1996
                                                    -----------     -----------

      Vested benefit obligation ................    $ 1,504,232     $ 1,230,062
      Non-vested benefit obligation ............        125,537          64,779
                                                    -----------     -----------
      Accumulated benefit obligation ...........    $ 1,629,769     $ 1,294,841
                                                    ===========     ===========

      Projected benefit obligation .............    $ 2,441,103     $ 2,001,427
      Plan assets at fair value ................     (2,366,508)     (1,884,984)
                                                    -----------     -----------
      Funded status ............................         74,595         116,443
      Unrecognized net gain (loss) .............        120,558        (170,847)
                                                    -----------     -----------
      Accrued pension liability ................    $   195,153     $   (54,404)
                                                    ===========     ===========

Determination of net periodic pension cost:
      Service cost .............................    $   390,534     $   335,976
      Interest cost ............................        147,959         111,708
      Expected return on plan assets ...........       (168,925)       (134,083)
      Net amortization .........................          4,820           1,061
                                                    -----------     -----------
      Total net periodic pension cost ..........    $   374,388     $   314,662
                                                    ===========     ===========

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 1997 and 1996 measurement dates and include a discount rate of 7.5% per annum on valuing liabilities; long-term expected rate of return on assets of 9% per annum; salary increases of 5% per annum for salaried employees; and an inflation rate of 5% per annum.

    The Company recognized expenses of $75,000 in fiscal 1997, $63,000 in fiscal 1996, and $58,000 in fiscal 1995 in connection with a defined contribution plan to which employees contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $115,000, $84,000, and $31,000 for the fiscal years 1997, 1996, and 1995, respectively, in connection with a defined contribution plan at BSCT to which the employees contribute and the Company makes matching contributions based on employee contributions and profit sharing contributions based on employees' annual wages.

12.   MAJOR CUSTOMERS:

    No single customer accounted for 10% or more of total sales for the years ended September 30, 1997, 1996, and 1995.

13.   RELATED PARTY TRANSACTIONS:

    The Company entered into an agreement on May 28, 1987 with a stockholder to provide certain investment banking services to the Company on a competitive, first refusal basis. During the year ended September 30, 1995, the stockholder acted as co-manager in conjunction with the placement of preferred stock and warrants (see Note 14) and received $160,000 for these services. The agreement terminated on September 4, 1996 and although services were provided, no obligation was incurred in fiscal 1996.

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

    The holders of the preferred stock are entitled to receive quarterly dividends at a rate of 14.5% per annum. If a quarterly dividend payment is not made by the end of a quarter, the rate will increase by 3%. In addition, the holders have a right to additional warrants, approximately 77,000 shares, in the event that any two consecutive quarterly payments are missed or other defined events take place. Prior to September 30, 1996, the Company declared and recorded as a prepayment the regular dividends for fiscal 1997. The dividend prepayment was recorded as a reduction in the balance of the preferred stock in the accompanying 1996 balance sheet, as the Company would have been able to apply any remaining amount

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

against the principal balance in the event of an early redemption of the preferred stock. The carrying amount of the preferred stock increased as the accrued dividends were paid and charged to retained earnings during fiscal 1997 and by periodic accretion of the difference between the recorded value of the stock at the date of issuance and the redemption value from 1995 through the mandatory redemption date of June 20, 2002. The terms of the preferred stock purchase agreement impose certain financial covenants which are generally related to covenants associated with the revolving line of credit or the 10.25% Notes.

    The preferred stock is mandatorily redeemable by the Company on June 20, 2002; however, the Company can redeem at any time after June 20, 1996, initially at 113.0% of the outstanding balance, plus accrued dividends to the date of redemption, and declining ratably to par on June 20, 2000. The fair value of the preferred stock and warrants on September 30, 1997 was $17.7 million and $4 million, respectively.

15.   COMMON STOCK:

    Income (loss) per common and common equivalent share are based on the weighted average number of common shares and common stock equivalent shares outstanding of 13,707,030 for the years ended September 30, 1997 and 1996 and 13,113,058 for the year ended September 30, 1995. In connection with the issuance of redeemable preferred stock on June 20, 1995, as discussed in Note 14, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. These warrants are considered common stock equivalents in calculating income per common and common equivalent share for fiscal 1997, 1996 and 1995. There was no material impact on primary or fully diluted earnings per share for all years presented resulting from the stock options granted in September, 1994 (see Note
10).

    Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock have 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers (see
Note 8). The Company's ability to pay dividends is subject to restrictive covenants under the Indenture pursuant to which the Company's 10.25% Notes were issued, the preferred stock and warrant purchase agreement, and the Company's line of credit (see Notes 6, 7 and 14).

16.   MISCELLANEOUS:

    Miscellaneous income (expense) as of September 30, 1997, 1996, and 1995 included the following:

                                               1997          1996         1995
                                            ---------      --------     --------
Discount earned .......................     $ 174,089      $220,919     $211,566
Allowance for doubtful accounts .......      (143,393)      186,039       53,204
Other income ..........................       156,020       463,549      166,885
                                            ---------      --------     --------
                                            $ 186,716      $870,507     $431,655
                                            =========      ========     ========

                             BAYOU STEEL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

17.   QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                                      FISCAL YEAR 1997 QUARTERS
                                                                     --------------------------------------------------------------
                                                                       FIRST            SECOND            THIRD             FOURTH
                                                                     --------          --------          --------          --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales ..................................................         $ 54,865          $ 57,653          $ 59,075          $ 60,568
Gross Profit ...............................................            2,813             5,152             7,157             7,109
Net Income (Loss) ..........................................           (1,803)              803             2,113             2,671
Dividends and Accretion on Preferred Stock .................             (650)             (650)             (650)             (650)
Income (Loss) Applicable to Common and
   Common Equivalent Shares ................................           (2,453)              152             1,463             2,022
Income (Loss) Per Common and
   Common Equivalent Shares ................................             (.18)              .01               .11               .15

                                                                                      FISCAL YEAR 1996 QUARTERS
                                                                     --------------------------------------------------------------
                                                                       FIRST            SECOND            THIRD             FOURTH
                                                                     --------          --------          --------          --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net Sales ..................................................         $ 41,163          $ 52,145          $ 58,875          $ 52,243
Gross Profit ...............................................            4,055             3,647             4,214             4,057
Net Income (Loss) ..........................................              175                21               222              (103)
Dividends and Accretion on Preferred Stock .................             (646)             (650)             (650)             (646)
Loss Applicable to Common and
   Common Equivalent Shares ................................             (471)             (629)             (428)             (750)
Loss Per Common and
   Common Equivalent Shares ................................             (.04)             (.05)             (.03)             (.05)

                             BAYOU STEEL CORPORATION
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Bayou Steel Corporation:


      We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of operations, cash flows, and changes in equity for the years ended September 30, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiary as of September 30, 1997 and 1996 and the results of their operations and their cash flows for the years ended September 30, 1997, 1996, and 1995 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

New Orleans, Louisiana
   November 19, 1997

                             BAYOU STEEL CORPORATION
                             SHAREHOLDER INFORMATION

CORPORATE DATA
CORPORATE HEADQUARTERS
Bayou Steel Corporation
138 Highway 3217
LaPlace, Louisiana 70068
(504) 652-4900

MAILING ADDRESS BAYOU
Steel Corporation
P.O. Box 5000
LaPlace, Louisiana 70069-1156

TRANSFER AGENT AND REGISTRAR
Class A Common Stock
American Stock Transfer & Trust Company
40 Wall Street New York, NY 10005
(1-800) 937-5449

TRUSTEE
10 1/4% First Mortgage Notes due 2001
First National Bank of Commerce
210 Baronne Street
P.O. Box 60279
New Orleans, Louisiana 70160
(504) 561-1606

INDEPENDENT AUDITORS
Arthur Andersen LLP
201 St. Charles Avenue, Suite 4500
New Orleans, Louisiana 70170
(504) 581-5454

STOCK LISTING
American Stock Exchange
Trading Symbol-BYX

INVESTOR INFORMATION
Investor information is available upon request by writing or calling:
Bayou Steel Corporation
Vice President, Chief Financial Officer,
Treasurer and Secretary
P.O. Box 5000
LaPlace, Louisiana 70069-1156
(504) 652-4900
E-Mail Address: bayoufna@communique.net
Internet News Bureau:
http://www.prprnet.com/bayou-steel/

BOARD OF DIRECTORS
Howard M. Meyers
Chairman of the Board and
Chief Executive Officer
Bayou Steel Corporation

Lawrence E. Golub
President
Golub Associates, Inc.

Melvyn in. Klein, Esq.
President
JAKK Holding Corporation
General Partner
GKH Partners, L.P.

Albert P. Lospinoso
Chairman of the Board
RSR Corporation

Stanley S. Shuman
Executive Vice President and
Managing Director
Allen & Company Incorporated

Jeffrey P. Sangalis
Managing Director
Rice Mezzanine Corporation

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