Form 10-K405, Exhibit 13
period 1998-09-30
BAYOU STEEL CORP
filed 1998-12-17
CIK 807877

EXHIBIT 13.1


                                   BAYOU STEEL

                                   CORPORATION
                         ------------------------------

                                  ANNUAL REPORT

                                     1998

                                            BAYOU STEEL CORPORATION OWNS AND
OPERATES A STEEL MINIMILL LOCATED ON THE MISSISSIPPI RIVER IN LAPLACE, LOUISIANA, 35 MILES NORTHWEST OF NEW ORLEANS, LOUISIANA AND A ROLLING MILL IN HARRIMAN, TENNESSEE, 37 MILES WEST OF KNOXVILLE.

                        THE COMPANY'S PRINCIPAL RAW MATERIAL, SCRAP STEEL, IS MELTED IN ELECTRIC ARC FURNACES AND CONTINUOUSLY CAST INTO BILLETS, THEN ROLLED ON ITS TWO ROLLING MILLS INTO A VARIETY OF MERCHANT BAR AND LIGHT STRUCTURAL STEEL SHAPES. CURRENTLY, THE COMPANY ROLLS ANGLES, CHANNELS, FLATS, STANDARD BEAMS, WIDE-FLANGE BEAMS, ROUNDS, AND SQUARES. THESE PRODUCTS ARE SOLD PRINCIPALLY TO STEEL SERVICE CENTERS THAT SUPPLY VARIOUS END-USERS IN MANUFACTURING AND CONSTRUCTION. THE COMPANY HAS OVER 550 CUSTOMERS IN 42 STATES, CANADA, AND MEXICO. THE COMPANY ALSO, OCCASIONALLY, SHIPS BOTH BILLETS AND SHAPES OVERSEAS.

                        THE COMPANY HAS FIVE MODERN WAREHOUSES LOCATED AT STRATEGIC POINTS ALONG THE INLAND WATERWAY SYSTEM CREATING A WIDE GEOGRAPHIC MARKET FOR PRODUCT DISTRIBUTION. THE COMPANY SHIPS SUBSTANTIAL QUANTITIES OF BILLETS AND STRUCTURAL STEEL SHAPES AND RECEIVES SCRAP STEEL USING BARGE, OCEAN GOING VESSEL, TRUCK AND RAIL TRANSPORTATION. THE COMPANY ALSO UTILIZES TECHNOLOGICALLY ADVANCED EQUIPMENT, RESULTING IN OPERATIONAL FLEXIBILITY AND OPERATING EFFICIENCY. THE HIGH PRODUCTIVITY OF ITS EMPLOYEES, TOGETHER WITH THE MODERN EQUIPMENT, ENABLE THE COMPANY TO PRODUCE HIGH QUALITY PRODUCTS AT A LOW COST.

                            BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                              FINANCIAL HIGHLIGHTS


YEAR ENDED SEPTEMBER 30,                                  1998             1997             PERCENT CHANGE

FOR THE YEAR:
  Net Sales ......................................   $ 253,880,835    $ 232,161,116                 9%
  Income:
   Income Before Income Tax and
     Extraordinary Item ..........................      24,651,738        3,833,942               543%
   Income Before Income Tax and Extraordinary
     Item Per Equivalent Common Share ............            1.80             0.28               543%
   Net Income ....................................      30,098,853        3,784,147               695%
   Net Income Per Equivalent Common Share ........            2.19             0.28               682%
   Income Applicable to Common and Common
     Equivalent Shares ...........................      25,801,630        1,184,228             2,079%
   Income Applicable to Common and Common
     Equivalent Shares Per Share .................            1.88              .09             1,989%
  Cash Provided by (Used in):
   Operating Activities ..........................      27,311,801       12,761,936               114%
   Investing Activities ..........................      (5,738,623)      (5,757,617)             --
   Financing Activities ..........................      11,484,200       (6,781,450)             --
  EBITDA(1) ......................................   $  40,374,794    $  19,754,929               104%
  Interest Coverage Ratio ........................            4.37             2.20                99%

AT YEAR END:
  Cash and Temporary Cash Investments ............     $34,028,855    $     971,477             3,403%
  Working Capital ................................     117,634,574       72,031,082                63%
  Net Property, Plant and Equipment ..............      90,115,865       90,138,299              --
  Total Assets ...................................     249,497,455      196,465,054                27%
  Long-Term Debt .................................     118,898,853       80,500,073                48%
  Redeemable Preferred Stock .....................            --         13,089,010              (100%)
  Common Stockholders' Equity ....................      97,339,685       71,511,805                36%
  Stockholders' Equity Per Equivalent Common Share            7.09             5.22                36%
  Stock Price per Share ..........................            3.88             4.88               (21%)

OTHER DATA:
  Shape Shipment Tons ............................         687,482          663,675                 4%
  Employees ......................................             580              563                 3%


(1) EBITDA is defined as net income before extraordinary items plus interest expense, income taxes, depreciation and amortization. EBITDA provides additional information and trends for determining the Company's ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles and other companies may use different definitions.

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS

GENERAL

  BAYOU STEEL CORPORATION (THE "COMPANY") IS A LEADING PRODUCER OF LIGHT STRUCTURAL SHAPES AND MERCHANT BAR STEEL PRODUCTS. THE COMPANY OWNS AND OPERATES A STEEL MINIMILL AND A STOCKING WAREHOUSE LOCATED ON THE MISSISSIPPI RIVER IN LAPLACE, LOUISIANA (THE "LOUISIANA FACILITY"), THREE ADDITIONAL STOCKING LOCATIONS ACCESSIBLE TO THE LOUISIANA FACILITY THROUGH THE MISSISSIPPI RIVER WATERWAY SYSTEM, AND A ROLLING MILL WITH WAREHOUSING FACILITY IN HARRIMAN, TENNESSEE (THE "TENNESSEE FACILITY") ALSO ACCESSIBLE THROUGH THE MISSISSIPPI RIVER WATERWAY SYSTEM. THE COMPANY PRODUCES LIGHT STRUCTURAL STEEL PRODUCTS RANGING IN SIZE FROM THREE TO EIGHT INCHES AT THE LOUISIANA FACILITY AND MERCHANT BAR PRODUCTS RANGING FROM ONE-HALF TO FOUR INCHES AT THE TENNESSEE FACILITY. THE LIGHT STRUCTURAL SHAPES AND MERCHANT BAR PRODUCTS PRODUCED BY THE COMPANY ARE USED FOR A WIDE RANGE OF COMMERCIAL AND INDUSTRIAL APPLICATIONS, INCLUDING THE CONSTRUCTION AND MAINTENANCE OF PETROCHEMICAL PLANTS, BARGES AND LIGHT SHIPS, RAILCARS, TRUCKS AND TRAILERS, RACK SYSTEMS, TUNNEL AND MINE SUPPORT PRODUCTS, JOISTS, SIGN AND GUARDRAIL POSTS FOR HIGHWAYS, POWER AND RADIO TRANSMISSION TOWERS, AND BRIDGES.

  THE MAJORITY OF THE COMPANY'S FINISHED PRODUCTS ARE SOLD TO DOMESTIC STEEL SERVICE CENTERS, WHILE THE REMAINDER ARE SOLD TO ORIGINAL EQUIPMENT MANUFACTURERS/FABRICATORS ("OEM/FAB") AND EXPORT CUSTOMERS. STEEL SERVICE CENTERS WAREHOUSE STEEL PRODUCTS FROM VARIOUS MINIMILLS AND INTEGRATED MILLS AND SELL COMBINATIONS OF PRODUCTS FROM DIFFERENT MILLS TO THEIR CUSTOMERS. SOME STEEL SERVICE CENTERS ALSO PROVIDE ADDITIONAL LABOR-INTENSIVE VALUE-ADDED SERVICES SUCH AS FABRICATING, CUTTING OR SELLING STEEL BY THE PIECE RATHER THAN BY THE BUNDLE.

RESULTS OF OPERATIONS

   IN FISCAL 1998, THE COMPANY REPORTED CONSOLIDATED INCOME OF $24.7 MILLION BEFORE AN EXTRAORDINARY ITEM AND INCOME TAX BENEFITS OF A VALUATION ADJUSTMENT COMPARED TO $3.8 MILLION IN FISCAL 1997. THE RESULTS OF OPERATIONS FOR FISCAL 1998 REPRESENT THE BEST EARNINGS IN THE HISTORY OF THE COMPANY. THIS RECORD YEAR WAS PARTIALLY ATTRIBUTABLE TO THE SIGNIFICANT IMPACT OF THE FOURTH QUARTER WHICH ALSO WAS THE BEST IN COMPANY HISTORY. THE $20.9 MILLION IMPROVEMENT FOR THE YEAR WAS DUE TO SEVERAL SIGNIFICANT FACTORS. SHAPE SHIPMENT TONS INCREASED 23,807 OR 4% IN FISCAL 1998 TO A NEW COMPANY RECORD WHILE THE AVERAGE SELLING PRICE PER TON INCREASED $19 OR 6%.

   IN THE SECOND HALF OF FISCAL 1998 THE PRICE OF STEEL SCRAP (A MAJOR COMPONENT OF COST OF SALES) DECLINED TO LEVELS THAT HAVE NOT BEEN EXPERIENCED SINCE FISCAL 1993. THE PRICE DECLINE COUPLED WITH THE INCREASE IN THE AVERAGE SELLING PRICE RESULTED IN A STRONG METAL MARGIN (THE DIFFERENCE IN THE PRICE OF STEEL SCRAP AND FINISHED PRODUCT) CONTRIBUTING TO THE RECORD YEAR AS WELL AS THE DRIVING COMPONENT BEHIND THE RECORD FOURTH QUARTER EARNINGS. ALSO IN THE FOURTH QUARTER, THE COMPANY RECOGNIZED AN UNUSUAL AND NONRECURRING ITEM, RELATED TO REIMBURSEMENTS RECEIVED FROM A THIRD PARTY PURSUANT TO THE SETTLEMENT OF A DISPUTE RELATED TO PRODUCTION COSTS INCURRED IN THE PRIOR PERIOD WHICH FAVORABLY IMPACTED EARNINGS BY APPROXIMATELY $3 MILLION. THE TENNESSEE FACILITY, WHICH STARTED OPERATIONS IN FISCAL 1995, COMPLETED ITS FIRST FULL YEAR OF PROFITABILITY INCREASING ITS CONTRIBUTION TO EARNINGS BY APPROXIMATELY $5.6 MILLION OVER THE PRIOR YEAR. FINALLY, NON-PRODUCTION STRIKE AND CORPORATE CAMPAIGN EXPENSES WERE MINIMAL IN THE CURRENT YEAR DECREASING $3.3 MILLION AS ALL OUTSTANDING ISSUES HAVE BEEN SETTLED.

   DURING FISCAL 1998, THE COMPANY COMPLETED SEVERAL SIGNIFICANT TRANSACTIONS AND EVENTS WHICH IMPACTED INCOME AVAILABLE TO COMMON SHAREHOLDERS AND, WITH THE EXCEPTION OF CERTAIN CHARGES TAKEN IN CONNECTION WITH A TERMINATED MERGER, ARE NOT INCLUDED IN THE RESULTS OF OPERATIONS DISCUSSED ABOVE:

   REFINANCING. THE COMPANY COMPLETED A REFINANCING TRANSACTION IN ITS THIRD QUARTER WHEREBY IT ISSUED, AT A PRICE OF 99.048%, $120 MILLION OF 9.5% FIRST MORTGAGE NOTES ( THE "9.5% NOTES") DUE 2008 TO REPAY ITS PREVIOUSLY EXISTING FIRST MORTGAGE NOTES AND TERM LOAN AND RETIRE ITS PREFERRED STOCK. IN CONNECTION WITH THIS TRANSACTION, THE COMPANY INCURRED CERTAIN PREPAYMENT PENALTIES AND WROTE-OFF PREVIOUSLY DEFERRED

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

financing costs associated with the transaction. This resulted in a $7.9 million charge comprised of a $5.5 million extraordinary loss and a $2.4 million loss on redemption of preferred stock in fiscal 1998.

   MERGER. In February 1998, the Company entered into a letter of intent to acquire a major minimill producer of structural steel, rod and wire products. In April 1998, the Company announced that it would not proceed with the acquisition. Included in miscellaneous expense for fiscal 1998 is an unusual, non-recurring charge of $1.3 million related to cost incurred for this unconsummated transaction.

   INCOME TAX VALUATION ADJUSTMENT. Historically, the Company has had significant net operating loss carryforwards ("NOLs") as a result of losses generated from operations in prior years. Current accounting standards require that the Company determine whether it will "more-likely-than-not" realize the tax benefits associated with the prior year losses before recording a net deferred tax asset. In light of the Company's improved profitability, a steady long-term economic outlook, expiration of certain tax benefits derived from a tax-favored lease agreement and its internal projections for the near future, the Company has reversed approximately $16.5 million of this deferred tax valuation allowance in fiscal 1998. Recognition of the benefit of realization of these NOLs is included in provision (benefit) for income tax in the accompanying consolidated statements of operations. The net effect of this item on the Company's earnings in fiscal 1998 was approximately $11 million and was a non-cash impact.

   The Company reported consolidated net income in fiscal 1997 of $3.8 million compared to $0.3 million in fiscal 1996. The $3.5 million improvement was mainly due to three factors. First, the results at the Tennessee Facility improved by $5.6 million. Second, metal margin at the Louisiana Facility improved by 4% or $9 per ton. And third, shipments from the Louisiana Facility increased by 5% or 23,474 tons. Offsetting some of the improvements in earnings was increased expense of $1.6 million related to the settlement of the extended strike and a related lawsuit. In addition, the price of power and key supply items increased by $2 per ton of steel produced or $1.1 million.

   The following table sets forth the shipment and sales:

                                                YEAR ENDED SEPTEMBER 30,
                                              1998        1997         1996
                                            --------    --------     -------
   Shape Shipment Tons....................   687,482     663,675     580,069
   Average Shape Selling Price Per Ton       $   364    $    345      $  340
   Billet Shipment Tons...................     --            241      15,638
   Net Sales (in thousands)...............  $253,881    $232,161    $204,426

SALES

   Net sales in fiscal 1998 increased by 9%, or $22 million compared to fiscal 1997. A strong demand for the Company's products caused by favorable domestic economic conditions in fiscal 1998 led to shipment increases of 23,807 tons and a $19 per ton increase in the average selling price. Fiscal 1998 was a record shipment year exceeding the record shipments posted in the prior year.

   Net sales increased by $28 million or 14% in fiscal 1997 compared to fiscal 1996 due to increased shipments out of both the Louisiana and Tennessee facilities. The average shape selling price also increased by 1% during this period.

   SHAPES. Shipments for fiscal 1998 increased 4% compared to fiscal 1997. The higher shipments were mainly due to a strong domestic economy, an increase in shipments to the OEM/FAB market, and a good product mix. The total increase in tons shipped in fiscal 1998 was comprised of 12,393 tons from the Louisiana Facility and 11,414 tons from the Tennessee Facility. Higher production arising from the record productivity level established in the current year enabled the Company to capitalize on the strong demand

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

for its products. Exports to Mexico were minimal, while exports to Canada remained consistent with the prior year.

   Overall selling price increased $19 per ton or 6% during fiscal 1998 compared to the same period of fiscal 1997. The Tennessee Facility, which was purchased in fiscal 1995 and, after being idle for a period of time, was restarted by the Company, demonstrated consistent improvement in production, product quality and product mix. These improvements, as well as the overall improved market, were factors that contributed to a 8% increase in shipments from this facility.

    In fiscal 1997, shape shipment increases of 83,606 tons were attributable to a strong economy and improved product mix enabling the Company to better respond to customer demand. Exports to Mexico and overseas were minimal, while exports to Canada remained approximately the same compared to fiscal 1996. Shipments from the Tennessee Facility in fiscal 1997 improved by 81% or 60,132 tons while the selling price improved by 8% or $25 per ton. Shipments from the Louisiana Facility improved by 5% or 23,474 tons while the selling price improved 1% or $4 per ton. The Company focused its sales efforts on capturing a larger share of the OEM/FAB market. More shipments, as a percentage of the total, went to OEM/FAB and less to steel service center customers in fiscal 1997 compared to fiscal 1996.

   IMPORTS. The Company did not experience significant competition from foreign producers during fiscal 1998. However, subsequent to year end the impact of imports has indirectly adversely affected prices in the Company's product range. Steel service centers, reacting to ever increasing imports at lower prices and record high inventories of steel outside of the Company's product line, have chosen to reduce orders from domestic mills. Subsequently, certain major competitors, in hopes of stimulating shipments, have announced selling price reductions affecting virtually all of the Company's products. Based on the average sales price for fiscal 1998 of $364 per ton, the net price reduction approximates 8%. Imports have not only impacted the selling price but, due to a lack of demand for scrap metals in Asian countries, the scrap market has softened significantly in the second half of fiscal 1998. The price that the Company paid for scrap reached a five year low at the end of fiscal 1998. Although selling prices have decreased subsequent to year-end, scrap price decreases experienced in the fourth quarter of fiscal 1998 are anticipated to offset the impact of this price fluctuation. Shipments are expected to temporarily decline as steel service centers reduce inventories in the event of an economic slowdown. A slowdown in the economy or additional imports in the Company's product range could further affect shipments.

   BILLETS. Due to the high productivity of the Company's rolling mills, no billets were sold on the open market in fiscal 1998, and there were minimal sales in fiscal 1997. The Tennessee Facility's demand for billets has been satisfied by a combination of billets manufactured at the Louisiana Facility and billets purchased on the open market at competitive prices.

COST OF GOODS SOLD

   Cost of goods sold was 84% of sales in fiscal 1998 compared to 90% in fiscal 1997. The decrease was due to selling price increases while scrap costs declined and conversion cost (the costs to convert scrap metal into billets and billets into finished products) remained constant. Additionally, the Company received reimbursement during fiscal 1998 pursuant to the settlement of previously disputed production costs. The proceeds from this reimbursement are included as a reduction to cost of sales in the current year and account for approximately 1% of the decrease.

   Cost of goods sold was 90% of sales in fiscal 1997 compared to 92% in fiscal 1996. The variance was due to selling prices increasing more than scrap prices increasing as well as conversion cost at the Tennessee Facility improving by 15%.

   RAW MATERIAL. A major component of cost of goods sold is scrap. Scrap cost in fiscal 1998 decreased 2% compared to the same period last year. The market for scrap metal has softened in the second half of

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

fiscal 1998 and is expected to remain this way as the export demand for scrap decreased sharply allowing for a greater domestic supply and lower prices. The purchase price of scrap in the latter part of fiscal 1998 reached a five year low decreasing 11% from the same period in the prior year. In fiscal 1997, scrap cost decreased 4% compared to fiscal 1996 also due to a softening market.

   The Company has been able to control the availability and the cost of scrap to some degree by producing its own shredded scrap through a scrap processing division of the Company, Mississippi River Recycling ("MRR"). MRR produces shredded scrap metal from automobile hulks, appliances and sheet metal. Shredded scrap is one of several scrap types used in steelmaking at the minimill. Productivity, tons produced, and cost per ton have improved significantly since this operation commenced in fiscal 1995. In fiscal 1998, MRR expanded into additional scrap processing. As with the shredder, this operation also provides the Company's melt shop with dependable, high-grade scrap normally at below market costs. MRR currently supplies approximately 15% of the Company's scrap requirements.

   The Tennessee Facility's principal raw material is billets which are produced at the Louisiana Facility or purchased on the open market at competitive prices. The cost of billets purchased on the open market trends with scrap cost and accordingly decreased by almost 1% in fiscal 1998 and 1997. The purchase price of billets in the latter part of fiscal 1998 was the lowest since the Company began purchasing billets for its Tennessee Facility decreasing 5% from the same period in the prior year. The Louisiana Facility supplied approximately 17% of the Tennessee rolling mill's total billet requirements in fiscal 1998 and 1997.

   AAF. Another component of raw materials is additives, alloys and fluxes ("AAF"). AAF cost decreased by 1% in fiscal 1998 but, as with scrap, prices in the latter part of fiscal 1998 decreased 11% from the same period in the prior year. The favorable pricing trend along with better consumption in the melting process resulted in the lowest AAF cost per ton in several years. The price decrease is due to low demand as a result of similar economic factors that have influenced scrap prices. In fiscal 1997, AAF cost remained approximately the same as in fiscal 1996.

   CONVERSION COST. Conversion cost include labor, energy, maintenance material, and supplies used to convert raw materials into billets and billets into finished products. Conversion cost per ton for the Louisiana Facility remained unchanged in fiscal 1998 after increasing 1% in fiscal 1997. At the Tennessee Facility, conversion cost per ton decreased 11% on improved production and cost management.

   In fiscal 1997, conversion cost per ton at the Louisiana Facility increased by 1% compared to fiscal 1996. The price of various energy items and certain supply items increased conversion cost by 2% compared to 1996. During fiscal 1997, the Company incurred a one-time expense related to the strikers returning to work under a settlement agreement. In addition, productivity was affected as returning and current workers became re-acquainted with the equipment or learned new jobs. The Company also experienced two unusual equipment outages which affected production and resulted in increased maintenance costs. Contributing to improving the cost in the melting facility was record productivity, as measured in tons produced per hour, and power consumption in fiscal 1997. The rolling mill's record productivity level in fiscal 1997 contributed to reducing fixed conversion cost per ton.

   In July 1995, the Company commenced operations at its Tennessee rolling mill. The learning curve associated with new and refurbished equipment combined with an inexperienced work force caused production tons to be lower and conversion cost per ton to be higher than expected in the start-up period. The rolling mill performance has improved since start-up due to capital improvements and the experience gained by the workforce. Comparing fiscal 1998 to fiscal 1997, tons produced improved 17%, conversion cost per ton improved 11%, productivity improved 23% and yield loss was reduced 13%. As a result of the strong economy, a wide acceptance of the Tennessee product line and these favorable trends, the Tennessee Facility reported its first year of profitability in fiscal 1998.

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

   Comparing fiscal 1997 to fiscal 1996, tons produced at the Tennessee Facility improved by 51%, conversion cost per ton improved by 15%, productivity improved by 49%, and yield loss was reduced by 20%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   Selling, general and administrative expense was relatively constant in fiscal 1998, 1997 and 1996.

NON-PRODUCTION STRIKE & CORPORATE
CAMPAIGN EXPENSES

   In fiscal 1997, the Company's expense for direct out-of-pocket strike-related and corporate campaign issues increased by $1.6 million compared to fiscal 1996. The final issues connected with the strike were settled on October 29, 1997, the results of which did not have a material impact on the Company's financial position or results of operations.

INTEREST EXPENSE & MISCELLANEOUS

   Interest expense increased $0.3 million in fiscal 1998 compared to 1997 due primarily to the refinancing transaction in which the Company extinguished its existing debt and preferred stock and issued one instrument with a greater face value but a lower interest rate and less restrictive covenants. Interest expense increased in fiscal 1997 compared to the prior fiscal year due to additional short-term borrowings under the line of credit and higher interest rates. The Company borrowed an average of $5.4 million at a weighted average interest rate of 8.8% in fiscal 1997 and had no short term borrowings in fiscal 1998.

   Excess cash generated from operations throughout the year, in addition to the excess proceeds from the refinancing transaction, yielded liquidity that the Company was able to invest, resulting in increased interest income in fiscal 1998. Interest income decreased in fiscal 1997 compared to the prior year due to the Company having less cash to invest as it paid down its short term borrowings.

   Included in miscellaneous expense for fiscal 1998 is $1.3 million of costs related to the terminated merger discussed above.

NET INCOME

   In fiscal 1998, the Company's consolidated net income improved by $26 million compared to fiscal 1997 due to higher selling prices, increased metal margin, decreased conversion cost at the Tennessee Facility, decreased non-production strike and corporate campaign expenses and the one time items discussed in "Results of Operation" included elsewhere herein.

   In fiscal 1997, the Company's consolidated net income improved by $3.5 million compared to fiscal 1996 mainly due to improvements in the Tennessee operations, stronger shipments, and a better metal margin. The improvement was partially offset by increased costs associated with non-production strike and corporate campaign expenses and increased price of energy sources and certain supply items.

LIQUIDITY AND CAPITAL RESOURCES

   The Company ended fiscal 1998 with $34 million in cash and temporary cash investments and no short-term borrowings after completing a debt refinancing and preferred stock redemption. At September 30, 1998, current assets exceeded current liabilities by a ratio of 4.5 to 1.0 and working capital increased $46 million to $118 million during the year.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

   OPERATING CASH FLOW. In fiscal 1998, cash provided by operations was $27 million while $13 million was provided by operations during fiscal 1997. Contributing to the significant improvement was the increase in income before income tax benefits and extraordinary item of $21 million. This improvement was offset somewhat by increased inventories at the Tennessee Facility as production continues its improving trend.

   For fiscal 1997, net cash provided by operations was $13 million while $4.5 million was used in operations in fiscal 1996. The improvement is a result of increased net income and a decrease in inventory levels as shipments exceeded production and the improved productivity of the rolling mills resulted in fewer billets in inventory.

   CAPITAL EXPENDITURES. Capital expenditures amounted to $5.7 million and $6.0 million in fiscal 1998 and 1997, respectively. In fiscal 1999, depending on market conditions, the Company expects to commit approximately $12 million on various capital projects. Capital projects in the past and for fiscal 1999 have and will be to reduce costs and increase productivity, enhance safety and environmental programs, and maintain the facilities. Depending on economic conditions, the Company may commit and spend $33 million over the next two years to substantially increase its melting capacity and reduce operating costs. The project is divided into several phases whereby work will be performed in independently beneficial phases that will require the Company to commit funds on an incremental basis. The Company has committed approximately $6 million for two phases in fiscal 1999. This flexibility will allow the Company to benefit from each phase of the upgrade and provide flexibility in the event of changes in economic conditions.

   FINANCING ACTIVITIES. As a result of favorable market conditions, the Company completed a refinancing transaction whereby it issued, at a price of 99.048%, $120 million of 9.5% First Mortgage Notes due 2008, the proceeds of which were used to repay its previously existing first mortgage notes and term loan and redeem its preferred stock and for working capital purposes. The amended and restated credit agreement and the indenture governing the 9.5% Notes contain certain restriction on the ability of the Company and its subsidiaries to make distribution to each other.

   Concurrent with the refinancing transaction, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement calls for available borrowings up to $50 million, including outstanding letters of credit, using a borrowing base of accounts receivable and inventory. As of September 30, 1998, there were no borrowings under the revolving line of credit facility.

   The 9.5% Notes are the Company's only financial instrument subject to market risk. The fair value of the 9.5% Notes was approximately $103 million as of September 30, 1998. The Company estimates that a 100 basis point change in current market interest rates would impact the fair value of the 9.5% Notes by approximately $6 million.

   The Company has no financial obligations with respect to post-employment or post-retirement benefits other than the employee retirement plans.

   The Company believes that current cash balances, internally generated funds and the line of credit agreement will be adequate to meet its foreseeable short-term and long-term liquidity needs. If additional funds are required to accomplish long-term expansion of its production facilities or significant acquisitions, the Company believes funding can be obtained from a secondary equity offering or additional indebtedness.

OTHER COMMENTS

YEAR 2000

   The Company is completing the implementation phase of an organized program to assure that the Company's electronic data processing, automated operating systems and other information systems will be

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

year 2000 compliant. The program commenced in June 1997 and is scheduled for completion by the end of the second quarter of fiscal 1999. The program has been divided into four major areas including: (1) business systems, (2) commercial systems, (3) process control or manufacturing systems, and (4) facility support systems. Each system has been throughly audited by the Company's management information systems department and a detailed plan for year 2000 compliance has been developed, executed and tested. The Company believes that it has substantially completed its internal year 2000 readiness program and has performed the necessary testing via various routines including simulation. Management believes that costs previously incurred and any future cost for correction of the year 2000 issues will total less than $1.5 million. Such expenditures incurred in fiscal 1997 and 1998 and future expenditures, if any, are not considered material to the financial position of the Company or the results of its operations.

   The Company's year 2000 program also includes investigation of major vendors' and customers' year 2000 readiness. The Company is using questionnaires and inquiries to determine their readiness in addition to contacting, for example, the energy provider and its phone and data line service vendors to determine their status. If any such vendors indicate that they will not be compliant, contingency plans will be developed to address this issue, which may include changing vendors. The Company is also contacting all electronic data interchange customers to determine their status and to identify issues and alternatives, if required. The Company has been assured by its key financial institutions that they are year 2000 compliant or will be compliant in early 1999.

   Because there is no generally accepted definition of "Year 2000 Compliant" and the ability of any organization's systems to operate reliably after midnight on December 31, 1999 is dependent upon factors that may be outside the control of, or unknown to, that organization, no "certification" of compliance is possible by any business. For example, in Securities and Exchange Commission
(SEC) Staff Legal Bulletin No. 5, the SEC opined that, "It is not, and will not, be possible for any single entity or collective enterprise to represent that it has achieved complete year 2000 compliance and thus to guarantee its remediation efforts. The problem is simply too complex for such a claim to have legitimacy. Efforts to solve year 2000 problems are best described as 'risk mitigation'." Consequently, the Company cannot so "certify" either.

   Although management does not believe that it will be necessary, a contingency plan has been developed whereby the Company's disaster recovery plan will be implemented for any systems that fail to meet year 2000 compliance. This contingency plan relies on manual processes and low technology to operate the Company's facilities until the damaged systems can be repaired.

   The foregoing assessment of the impact of the year 2000 issues on the Company is based on management's estimates at the present time. The assessment is based upon assumptions of future events and there can be no assurance that these estimates and assumptions will prove accurate, and the actual results could differ materially. To the extent that year 2000 issues cause significant delays in production or limitation of sales, the Company's results of operations and financial position would be materially adversely affected.

FORWARD-LOOKING INFORMATION AND INFLATION

   This document contains various "forward-looking" statements which represent the Company's expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: changes in the price of supplies, power, natural gas, or purchased billets; changes in the selling price of the Company's finished products or the purchase price of scrap; changes in demand due to imports or a general economic downturn; cost overruns or start-up problems with capital expenditures; weather conditions in the market area of the finished product distribution; unplanned equipment outages; internal and external year 2000 compliance matters; and changing laws affecting labor, employee benefit costs and environmental and other governmental regulations.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (CONTINUED)

ENVIRONMENTAL MATTERS

   The Company is subject to various federal, state, and local laws and regulations. See Footnote 10 and the "10-K Business-Environmental Matters".

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                             CONSOLIDATED BALANCE SHEETS

                                       ASSETS

                                                                         SEPTEMBER 30,
CURRENT ASSETS:                                                     1998              1997
                                                               -------------    -------------
   Cash and temporary cash investments .....................   $  34,028,855    $     971,477
   Receivables, net of allowance for doubtful accounts
    of $773,984 and $500,459, respectively .................      27,194,660       27,162,056
   Inventories .............................................      83,756,111       75,022,554
   Deferred income taxes ...................................       5,671,451             --
   Prepaid expenses ........................................         242,414          239,161
                                                               -------------    -------------
      Total current assets .................................     150,893,491      103,395,248
                                                               -------------    -------------
PROPERTY, PLANT AND EQUIPMENT:
   Land ....................................................       3,790,399        3,790,399
   Machinery and equipment .................................     114,165,843      110,028,977
   Plant and office building ...............................      22,867,334       21,265,577
                                                               -------------    -------------
                                                                 140,823,576      135,084,953
   Less--Accumulated depreciation ..........................     (50,707,711)     (44,946,654)
      Net property, plant and equipment ....................      90,115,865       90,138,299

DEFERRED INCOME TAXES ......................................       5,282,549             --
OTHER ASSETS ...............................................       3,205,550        2,931,507
                                                               -------------    -------------
      Total assets .........................................   $ 249,497,455    $ 196,465,054


                        LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
   Current maturities of long-term debt ....................   $        --      $   3,040,257
   Accounts payable ........................................      24,862,440       23,749,765
   Interest payable ........................................       4,116,667          677,371
   Accrued liabilities .....................................       4,279,810        3,896,773
                                                               -------------    -------------
      Total current liabilities ............................      33,258,917       31,364,166
                                                               -------------    -------------
LONG-TERM DEBT .............................................     118,898,853       80,500,073
                                                               -------------    -------------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK .................................            --         13,089,010
                                                               -------------    -------------
COMMON STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value--
   Class A: 24,271,127 authorized and
            10,619,380 outstanding shares ..................         106,194          106,134
   Class B:  4,302,347 authorized and
             2,271,127 outstanding shares ..................          22,711           22,711
   Class C:  100 authorized and outstanding shares .........               1                1
                                                               -------------    -------------
      Total common stock ...................................         128,906          128,846
   Paid-in capital .........................................      47,795,224       47,769,034
   Retained earnings .......................................      49,415,555       23,613,925
                                                               -------------    -------------
      Total common stockholders' equity ....................      97,339,685       71,511,805
                                                               -------------    -------------
      Total liabilities and common stockholders' equity ....   $ 249,497,455    $ 196,465,054
                                                               =============    =============

  The accompanying notes are an integral part of these consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                        CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEAR ENDED SEPTEMBER 30,
                                      -----------------------------------------------
                                            1998             1997            1996
                                      -------------    -------------    -------------
NET SALES .........................   $ 253,880,835    $ 232,161,116    $ 204,425,858
COST OF SALES .....................     213,732,410      209,930,423      188,453,259
                                      -------------    -------------    -------------
GROSS PROFIT ......................      40,148,425       22,230,693       15,972,599
                                      -------------    -------------    -------------
SELLING, GENERAL AND ADMINISTRATIVE       6,219,020        6,310,688        6,272,624
NON-PRODUCTION STRIKE AND
  CORPORATE CAMPAIGN EXPENSE ......            --          3,323,385        1,768,197
                                      -------------    -------------    -------------
OPERATING PROFIT ..................      33,929,405       12,596,620        7,931,778
                                      -------------    -------------    -------------
OTHER INCOME (EXPENSE):
   Interest expense ...............      (9,228,551)      (8,961,587)      (8,634,510)
   Interest income ................       1,251,246           12,193          146,825
   Miscellaneous ..................      (1,300,362)         186,716          870,507
                                      -------------    -------------    -------------
                                         (9,277,667)      (8,762,678)      (7,617,178)
INCOME BEFORE INCOME TAX AND
  EXTRAORDINARY ITEM ..............      24,651,738        3,833,942          314,600
PROVISION (BENEFIT) FOR INCOME TAX      (10,954,000)          49,795             --
                                      -------------    -------------    -------------
INCOME BEFORE EXTRAORDINARY ITEM ..      35,605,738        3,784,147          314,600

EXTRAORDINARY ITEM ................      (5,506,885)            --               --
                                      -------------    -------------    -------------

NET INCOME ........................      30,098,853        3,784,147          314,600

LOSS ON REDEMPTION OF
  PREFERRED STOCK .................      (2,429,105)            --               --

DIVIDENDS ACCRUED AND ACCRETION ON
  PREFERRED STOCK .................      (1,868,118)      (2,599,919)      (2,592,418)
                                      -------------    -------------    -------------

INCOME (LOSS) APPLICABLE TO COMMON
  AND COMMON EQUIVALENT SHARES ....   $  25,801,630    $   1,184,228    $  (2,277,818)
                                      =============    =============    =============

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING:
   BASIC ..........................      12,886,107       12,884,607      12 ,884,607
   DILUTED ........................      13,723,009       13,707,029       13,707,029
INCOME (LOSS) PER COMMON SHARE:
   BASIC ..........................   $        2.00    $         .09    $        (.18)
                                      =============    =============    =============
   DILUTED ........................   $        1.88    $         .09    $        (.18)
                                      =============    =============    =============

  The accompanying notes are an integral part of these consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              YEAR ENDED SEPTEMBER 30,
                                                                              -----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                               1998                 1997                1996
                                                                              -------------       -------------       -------------
   Net Income ..........................................................      $  30,098,853       $   3,784,147       $     314,600
   Extraordinary item ..................................................          5,506,885                --                  --
   Depreciation ........................................................          5,761,057           5,953,714           6,094,870
   Amortization ........................................................            733,412           1,005,686           1,163,952
   Provision for (reduction in) losses on accounts receivable ..........            268,626             143,393            (186,039)
   Deferred income taxes ...............................................        (10,954,000)               --                  --
   Changes in working capital:
     (Increase) in receivables .........................................           (301,230)         (3,197,883)         (2,000,180)
     (Increase) decrease in inventories ................................         (8,733,557)          4,833,508         (12,161,321)
     (Increase) decrease in prepaid expenses ...........................             (3,253)             53,297             (35,053)
     Increase (decrease) in accounts payable ...........................          1,112,675            (531,729)          2,093,010
     Increase in interest payable and accrued liabilities ..............          3,822,333             717,803             180,625
                                                                              -------------       -------------       -------------
      Net cash provided by (used in) operations ........................         27,311,801          12,761,936          (4,535,536)
                                                                                                  -------------       -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment ..........................         (5,738,623)         (5,997,630)         (4,989,761)
   Proceeds from the sale of property, plant and equipment .............               --               240,013             210,541
      Net cash used by investing activities ............................         (5,738,623)         (5,757,617)         (4,779,220)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (payments) borrowings under line of credit ......................               --            (3,000,000)          3,000,000
   Payments of long-term debt and early retirement cost ................        (86,678,456)         (1,601,851)           (608,966)
   Proceeds from issuance of long-term debt ............................        118,857,600                --                  --
   Payments of preferred stock, dividends and
    early retirement cost ..............................................        (17,386,232)         (2,175,000)         (2,783,749)
   Stock options exercised .............................................             26,250                --                  --
   Debt issue and other costs ..........................................         (3,334,962)             (4,599)            (65,585)
      Net cash provided by (used in)
       financing activities ............................................         11,484,200          (6,781,450)           (458,300)
                                                                              -------------       -------------       -------------

NET INCREASE (DECREASE) IN CASH AND TEMPORARY
  CASH INVESTMENTS .....................................................         33,057,378             222,869          (9,773,056)

CASH AND TEMPORARY CASH INVESTMENTS,
  beginning balance ....................................................            971,477             748,608          10,521,664
                                                                              -------------       -------------       -------------
CASH AND TEMPORARY CASH INVESTMENTS,
  ending balance .......................................................      $  34,028,855       $     971,477       $     748,608
                                                                              =============       =============       =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid during the period for:
   Interest (net of amounts capitalized) ...............................      $   6,326,880          $ 9,011,60       $  88,651,413
   Income taxes ........................................................      $      38,093       $        --         $      42,611


  The accompanying notes are an integral part of these consolidated statements.

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                    CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY


                                                                                                           TOTAL
                                                       COMMON STOCK                                       COMMON
                                       -------------------------------------------      PAID-IN          RETAINED      STOCKHOLDERS'
                                          CLASS A         CLASS B        CLASS C        CAPITAL          EARNINGS         EQUITY
                                       -----------   -------------   -------------   -------------    -------------   -------------
BEGINNING BALANCE,
   October 1, 1995 .................   $   106,134   $      22,711   $           1   $  47,769,034   $ 424,707,515    $  72,605,395
     Net income ....................          --              --              --              --           314,600          314,600
     Dividends on preferred stock ..          --              --              --              --        (2,167,500)      (2,167,500)
     Prepaid dividends on
      preferred stock ..............          --              --              --              --              --               --
     Accretion on preferred stock ..          --              --              --              --          (424,918)        (424,918)
                                       -----------   -------------   -------------   -------------    -------------   -------------

ENDING BALANCE,
   September 30, 1996 ..............       106,134          22,711               1      47,769,034      22,429,697       70,327,577
     Net income ....................          --              --              --              --         3,784,147        3,784,147
     Dividends on preferred stock ..          --              --              --              --        (2,175,000)      (2,175,000)
     Accretion on preferred stock ..          --              --              --              --          (424,919)        (424,919)
                                       -----------   -------------   -------------   -------------    -------------   -------------

ENDING BALANCE,
   September 30, 1997 ..............       106,134          22,711               1      47,769,034      23,613,925       71,511,805
     Net income ....................          --              --              --              --        30,098,853       30,098,853
     Loss on redemption of preferred
      stock ........................          --              --              --              --        (2,429,105)      (2,429,105)
     Stock options exercised .......            60            --              --            26,190            --             26,250
     Dividends on preferred stock ..          --              --              --              --        (1,561,232)      (1,561,232)
     Accretion on preferred stock ..          --              --              --              --          (306,886)        (306,886)
                                       -----------   -------------   -------------   -------------    -------------   -------------

ENDING BALANCE,
   September 30, 1998 ..............   $   106,194   $      22,711   $           1   $  47,795,224   $  49,415,555    $  97,339,685
                                       ===========   =============   =============   =============    =============   =============

  The accompanying notes are an integral part of these consolidated statements.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


1. NATURE OF OPERATIONS:

   Bayou Steel Corporation (the "Company") owns and operates a steel minimill located on the Mississippi River in LaPlace, Louisiana ("the Louisiana Facility") and a rolling mill in Harriman, Tennessee ("the Tennessee Facility"). The Louisiana Facility produces bar and light structural steel products and the Tennessee Facility produces merchant bar shapes. In addition, the Company operates five stocking warehouses along the inland waterway. The Company's customer base is comprised of steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments to Canada and Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

CASH AND TEMPORARY CASH INVESTMENTS

   The Company considers investments purchased with original maturities of three months or less to be temporary cash investments.

INVENTORIES

   Inventories are carried at the lower of cost (last-in, first-out) or market except mill rolls which are stated at cost (specific identification) and operating supplies which are stated at average cost.

PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment acquired as part of the acquisition of the Louisiana Facility in 1986 and the Tennessee Facility in 1995 has been recorded based on the respective fair values at the date of purchase. Betterments and improvements are capitalized at cost; repairs and maintenance are expensed as incurred. Interest during construction of significant additions is capitalized. Depreciation is provided on the units-of-production method for machinery and equipment and on the straight-line method for buildings over an estimated useful life of 30 years.

CONTINGENCIES

   The Company accounts for all contingencies, including the potential environmental liabilities discussed in Note 10, in accordance with the provisions of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," which, among other things, requires the Company to accrue for estimated loss contingencies if: (a) it is probable that a liability has been incurred, and (b) the amount can be reasonably estimated.

New Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") and No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. FAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


measuring their performance. FAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. Adoption of these standards is not expected to have an effect on the reporting requirements of the Company's financial position or results of operations.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and other Postretirement Benefits" ("FAS 132"). FAS 132 revises employer's disclosures about pension and other postretirement benefit plans, but does not change the measurement or recognition of those plans. FAS 132 was developed to standardize disclosure requirements, provide additional information on changes in the benefit obligations and fair values of plan assets, and eliminated certain disclosures which were previously required and is effective for fiscal years beginning after December 15, 1997. The Company will adopt the provisions of this standard in fiscal 1999.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("FAS 133") which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Company currently has no investments or other financial obligation that qualify as derivative financial instruments nor does the Company engage in hedging activities, therefore the adoption of this standard is not expected to impact the Company's financial position or results of operations.

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

CREDIT RISK

   The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that its credit risk exposure is minimal due to the ongoing review of its customers' financial conditions, sizeable customer base, and the geographical dispersion of its customer base. On some occasions, particularly large export shipments, the Company requires letters of credit. Historically, credit losses have not been significant. Also, the Company invests its excess cash in high-quality short-term financial instruments.

OPERATING LEASE COMMITMENTS

   The Company has no significant operating lease commitments that would be considered material to the financial statement presentation.

EXTRAORDINARY ITEM

   As discussed in Note 6, during fiscal 1998 the Company refinanced its previous indebtedness and incurred a loss on the early retirement of debt which is reflected in the accompanying consolidated statements of operations as an extraordinary item.

STRIKE AND CORPORATE CAMPAIGN

   In fiscal 1993, the United Steelworkers of America Local 9121 (the "Union") initiated a strike and, subsequently, a corporate campaign designed to bring pressure on the Company from individuals and institutions with financial or other interests in the Company. In fiscal 1996, the Company and Union entered

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


into a settlement agreement which, among other issues, resulted in a new labor contract, ending the strike. In fiscal 1998, the Company and Union reached an agreement on the corporate campaign issues the effect of which was not material to the financial position or results of operations of the Company. Non-Production strike and corporate campaign expenses include legal and other charges incurred by the Company related to these matters.

3. INVENTORIES:

   INVENTORIES AS OF SEPTEMBER 30 CONSIST OF THE FOLLOWING:


                                                       1998             1997
                                                   ------------    ------------
Scrap steel ...................................    $  3,131,848    $  5,623,964
Billets .......................................      12,001,153       4,799,025
Finished product ..............................      45,339,376      46,717,869
LIFO adjustments ..............................       2,074,726      (2,497,697)
                                                   ------------    ------------
                                                     62,547,103      54,643,161
Mill rolls, operating supplies, and other .....      21,209,008      20,379,393
                                                   ------------    ------------
                                                   $ 83,756,111    $ 75,022,554

   In fiscal 1998, there were increments in the last-in, first-out ("LIFO") inventories. Decrements in the LIFO inventories had no material impact on the results of operations in fiscal 1997. At September 30, 1998 and 1997, the first-in, first-out inventories were $60.5 million and $57.1 million, respectively.

4. PROPERTY, PLANT AND EQUIPMENT:

   Capital expenditures totaled $5.7 million, $6.0 million, and $5.0 million in fiscal 1998, 1997, and 1996, respectively. As of September 30, 1998, the estimated cost to complete authorized projects under construction or contract amounted to $6.5 million. The Company capitalized interest of $103,000, $50,000, and $18,000 during the years ended September 30, 1998, 1997, and 1996, respectively, related to qualifying assets under construction. Depreciation expense during the years ended September 30 was as follows:

                                                1998        1997         1996
                                            ----------   ----------   ----------
Inventory ...............................   $  157,943   $   19,683   $  140,401
Cost of sales ...........................    5,597,335    5,928,467    5,947,719
Selling, general and administrative .....        5,779        5,564        6,750
                                            ----------   ----------   ----------
                                            $5,761,057   $5,953,714   $6,094,870

5. OTHER ASSETS:

   Other assets consist of financing costs associated with the issuance of long-term debt and the revolving line of credit which are amortized over the terms of the respective agreements. During fiscal 1998, the Company completed a refinancing transaction and amended and restated its line of credit resulting in the write-off of $2,369,000 of other assets related to its previously existing deferred financing costs. This charge is included as a component of the extraordinary loss on early retirement of debt. In connection with this transaction, the Company capitalized $3,335,000 of new deferred financing costs which are being amortized over the ten year term of the new debt agreement. Amortization of other assets was $733,000, $1,006,000, and $1,164,000 for the years ended September 30, 1998, 1997, and 1996, respectively. Other assets are reflected in the accompanying consolidated balance sheets net of accumulated amortization of $129,000 and $3,015,000 at September 30, 1998 and 1997, respectively.

                               BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


6. LONG-TERM DEBT:

   Long-term debt as of September 30 consists of the following:

                                                     1998                1997
                                                ------------        ------------
First Mortgage Notes ...................        $118,898,853        $ 75,000,000
Term loan ..............................                --             8,500,000
Other notes payable ....................                --                40,330
                                                ------------        ------------
                                                                      83,540,330
Less--current maturities ...............                --             3,040,257
                                                ------------        ------------
                                                $118,898,853        $ 80,500,073

   During fiscal 1998, the Company issued $120 million of 9.5% First Mortgage Notes (the "9.5% Notes") due 2008, the proceeds of which were used to repay its previously existing first mortgage notes and term loan, redeem its preferred stock and for working capital purposes. The 9.5% Notes are presented in the accompanying consolidated balance sheets, net of the original issue discount of $1,142,400, which is being amortized over the life of the notes using the straight line method which does not materially differ from the interest method. In connection with the refinancing transaction, the Company paid certain prepayment penalties and wrote off previously deferred financing costs, the results of which are reflected as an extraordinary loss on the early retirement of debt of $5.5 million in the accompanying consolidated statements of operations for year ended September 30, 1998. No income tax benefit has been provided against the extraordinary loss because there was no incremental effect to the Company's total tax provision as a result of the extraordinary loss due to the availability of previously unrecognized net operating loss tax benefits.

   The 9.5% Notes are senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on existing and future real property, plant and equipment, and most additions or improvements thereto at the Louisiana Facility. The Indenture under which the 9.5% Notes are issued contains covenants, including an interest expense coverage ratio, which restrict the Company's ability to incur additional indebtedness, make certain levels of dividend payments, or place liens on the assets acquired with such indebtedness.

   The 9.5% Notes bear interest at the nominal rate of 9.5% per annum (9.65% effective rate) payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 1998. Subject to certain exceptions, the Company may not redeem the 9.5% Notes prior to May 15, 2003. On and after such date, the Company may, at its option, redeem the 9.5% Notes, in whole or in part, initially at 104.75% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par on May 15, 2006. The fair value of the 9.5% Notes on September 30, 1998 was approximately $103 million.

   Bayou Steel Corporation (Tennessee) and River Road Realty Corporation, (collectively the "guarantor subsidiaries"), which are wholly owned by and which comprise all of the direct and indirect subsidiaries of the Company, fully and unconditionally guarantee the 9.5% Notes on a joint and several basis. The following is summarized combined financial information of the guarantor subsidiaries. Separate full financial statements and other disclosures concerning each guarantor subsidiary have not been presented because, in the opinion of management, such information is not deemed material to investors. The indenture governing the 9.5% Notes provides certain restrictions on the ability of the guarantor subsidiaries to make distributions to the Company.

                              BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                                             SEPTEMBER 30,
                                                           1998           1997
                                                       -----------   -----------
Current assets .....................................   $29,992,000   $38,817,000
Noncurrent assets ..................................    21,502,000    21,648,000
Current liabilities ................................    26,489,000    23,844,000
Noncurrent liabilities .............................    34,973,000    35,922,000

                                              YEAR ENDED SEPTEMBER 30,
                                    1998              1997               1996
                              ------------      ------------       ------------
Net sales ..............      $ 52,747,000      $ 45,851,000       $ 23,623,000
Gross profit ...........         3,757,000          (702,000)        (4,806,000)
Net income (loss) ......         2,299,000        (3,279,000)        (6,748,000)

7. SHORT-TERM BORROWING ARRANGEMENT:
   Concurrent with the refinancing transaction, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $50 million, including outstanding letters of credit, using a borrowing base of accounts receivable and inventory. Based on these criteria, the net amount available as of September 30, 1998 was $48.2 million. The agreement is secured by inventory and accounts receivable and bears interest on a sliding scale based on the quarterly leverage ratio, as defined. The terms of the agreement contain several operating and financial performance measurement covenants including a maximum debt to capitalization ratio, a minimum interest coverage ratio, minimum tangible net worth requirements and limits on the incurrence of certain other indebtedness. As of September 30, 1998 and 1997, there were no borrowings under either revolving line of credit facility.

   The following information relates to borrowings under the credit lines during the years ended September 30:
                                                           1998         1997
                                                        ---------   -----------
   Maximum amount outstanding.........................  $  --       $13,400,000
   Average amount outstanding.........................  $  --        $5,400,000
   Weighted average interest rate.....................     --               8.8%

8. INCOME TAXES:

   The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). As of September 30, 1998, for tax purposes, the Company had net operating loss carryforwards ("NOLs") of approximately $220 million available to utilize against regular taxable income. The NOLs will expire in varying amounts through fiscal 2010. A substantial portion of the available NOLs, approximately $124 million, expire by the end of fiscal 2001. Even though management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is currently likely that all of the NOLs will be utilized considering that a substantial portion of the NOLs will expire within the next three years. In previous years, the Company had maintained a full valuation allowance against its net deferred tax assets, primarily due to the Company's history of generating tax losses. In addition to the impact of the Company's operating performance, the historical tax losses were highly influenced by the generation of substantial tax benefits related to a fifteen year lease agreement that expired in May 1997. Because of the expiration of the tax-favored lease agreement, the Company's improved operating profit trends and management's expectation that the Company will utilize a portion of the Company's NOLs through the generation of prospective taxable income, the Company has determined that it is more likely than not that a portion of the NOLs will be realized in the future, and therefore a favorable adjustment of approximately $16.5 million was recorded as a reduction to the deferred tax valuation allowance in fiscal 1998.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


A summary of the deferred tax assets and liabilities as of September 30 follows:

                                                 1998                            1997
                                     ---------------------------    ----------------------------
                                        CURRENT       LONG-TERM        CURRENT        LONG-TERM
                                     ------------   ------------    ------------    ------------
Deferred tax assets:
   Net operating loss and other tax
    credit carryforwards .........   $       --     $ 77,924,491    $       --      $ 98,328,107
   Allowance for doubtful accounts        270,882           --           175,161            --
   Inventory .....................      3,238,826           --         3,444,496            --
   Accrued plant maintenance costs        490,326           --           429,921            --
   Employee benefit accruals .....        687,357           --           533,412            --
   Preferred stock accretion .....           --             --              --           338,815
   Other accruals ................        984,060           --         1,039,523            --
                                     ------------   ------------    ------------    ------------
     Subtotal ....................      5,671,451     77,924,491       5,622,513      98,666,922
                                     ------------   ------------    ------------    ------------
Deferred tax liabilities:
   Property, plant and equipment .           --       (7,983,360)           --        (7,900,407)
                                                    ------------    ------------    ------------
Valuation allowance ..............           --      (64,658,582)     (5,622,513)    (90,766,515)
                                     ------------   ------------    ------------    ------------
     Net deferred tax asset ......   $  5,671,451   $  5,282,549    $       --      $       --
                                     ============   ============    ============    ============

   Income tax for the years ended September 30 consist of the following:

                                                 1998           1997       1996
                                           ------------    ------------   ------
Current ................................   $    286,445    $     49,795   $ --
Deferred ...............................    (11,240,445)           --       --
                                           ------------    ------------   ------
  Total Income tax expense (benefit) ...   $(10,954,000)   $     49,795     --
                                           ============    ============   ======

   Provision for income tax differs from expected tax expense computed by applying the federal corporate rate for the years ended September 30 follows:

                                           1998               1997           1996
                                     ------------       ------------    ------------
Taxes computed at statutory rate .   $  5,196,683       $    431,908    $   (797,236)
Minimum taxes ....................        286,445             49,795            --
Non-deductible expenses and other          11,391              9,754          15,217
Net lease costs ..................           --             (327,782)     (2,672,749)
Adjustments to valuation allowance    (16,448,519)          (113,880)      3,454,768
                                     ------------       ------------    ------------
                                     $(10,954,000)      $     49,795    $       --
                                     ============       ============    ============

9. EARNINGS PER SHARE:

   In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). The provisions of FAS 128 require restatement of reported earnings per share ("EPS") for all years presented. However, there was no significant effect of this accounting change on previously reported EPS for those periods.

   Basic earnings per share was computed by dividing net income applicable to common shares by the weighted average number of outstanding common shares of 12,886,107 during fiscal 1998 and 12,884,607 during fiscal 1997 and 1996. In connection with the issuance of redeemable preferred stock discussed in Note 14, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. In addition, the Company maintains an incentive stock award plan for certain key employees under which stock options to purchase 115,000 and 85,000 shares of its Class A Common Stock at exercise prices of $4.375 and $4.75 per share, respectively. Diluted earnings per share amounts were determined by assuming that the outstanding warrants and stock options were exercised and considered as additional common stock equivalents outstanding computed under the treasury

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


stock method. Additional common stock equivalents for purposes of the diluted earnings per share computation were 836,902, 822,422 and 822,422 for fiscal 1998, 1997 and 1996, respectively.

   The EPS effect of the extraordinary item for the year ended September 30, 1998 is as follows:

                                                           BASIC         DILUTED

EPS before extraordinary item ....................         $2.43          $2.28
Extraordinary item ...............................          (.43)          (.40)
                                                           -----          -----
EPS applicable to common
  and common equivalent shares ...................         $2.00          $1.88
                                                           =====          =====

10.  COMMITMENTS AND CONTINGENCIES:

ENVIRONMENTAL

   The Company is subject to various federal, state, and local laws and regulations concerning the discharge of contaminants which may be emitted into the air, discharged into waterways, and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. In addition, in the event of a release of a hazardous substance generated by the Company, the Company could be potentially responsible for the remediation of contamination associated with such a release. In the past, the Company's operations in certain limited circumstances have been challenged with respect to some of the applicable standards promulgated pursuant to such laws and regulations. During fiscal 1997, the United States Public Interest Research Group ("USPIRG") filed a lawsuit in Louisiana against the Company for alleged violations of air quality regulations. USPIRG is asking the court to award its appropriate legal fees and to assess appropriate penalties against the Company. The Company believes that it has meritorious defenses to these charges. The Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance (including the ultimate resolution of the USPIRG matter) is not expected to have a material adverse effect on the Company's competitive position, operations or financial condition, or cause a material increase in currently anticipated capital expenditures. The Company currently has no mandated expenditures at its Louisiana Facility to address previously contaminated sites and is not designated as a "Potential Responsible Party" under the Superfund legislation. As of September 30, 1998 and 1997, the Company has accrued loss contingencies for certain environmental matters and believes that it is presently in material compliance with all environmental laws.

VOLUNTARY CONSENT ORDER

   Tennessee Valley Steel Corporation ("TVSC"), the prior owners of the Tennessee Facility, entered into a Consent Agreement and Order (the "TVSC Consent Order") with the Tennessee Department of Environment and Conservation under its voluntary clean-up program. The Company, in acquiring the assets of TVSC, entered into a Consent Agreement and Order (the "Bayou Steel Consent Order") with the Tennessee Department of Environment and Conservation. The Bayou Steel Consent Order is supplemental to the previous TVSC Consent Order and does not affect the continuing validity of the TVSC Consent Order. The ultimate remedy and clean-up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial, and assessment process. The definitive asset purchase agreement between the Company and TVSC provided for $2.0 million of the purchase price to be held in escrow and applied to costs incurred by the Company for activities pursuant to the TVSC Consent Order (with an additional $1.0 million to be held for one year for such costs and other costs resulting from a breach of TVSC's representations and warranties in the agreement). As of September 30, 1998, investigative, remedial, and risk assessment activities have resulted in costs of approximately $1.3 million, which are included in current assets in the accompanying consolidated balance sheets. At this time the Company does not expect the costs of resolution of the TVSC Consent Order to exceed funds to be reimbursed to the Company through the escrow agreement.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


OTHER

   The Company does not provide any post-employment or post-retirement benefits to its employees other than those described in Note 12.

   There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

11.    STOCK OPTION PLAN:

   The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan for the purpose of attracting and retaining key employees. On September 21, 1994, the Board of Directors granted to certain key employees 115,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on the grant date of $4.375. On July 27, 1998, an additional 85,000 incentive stock options were granted under this program exercisable at the market price on the grant date of $4.75. The options are exercisable in five equal annual installments commencing one year from the grant date and expire ten years from that date. As of September 30, 1998, 6,000 options were exercised, 86,000 shares were exercisable, and 400,000 additional shares were available for grant under this plan.

   A summary of activity relating to stock options follows:

                                                              SEPTEMBER 30,
                                                           1998            1997
                                                        --------        --------
Outstanding, beginning of year ..................        115,000         115,000
Granted .........................................         85,000            --
Exercised (exercise price of $4.375) ............         (6,000)           --
                                                        --------        --------
Outstanding, end of year ........................        194,000         115,000
                                                        ========        ========

   The Company has adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock- Based Compensation" ("FAS 123") which, among other provisions, establishes an optional fair value method of accounting for stock-based compensation, including stock options awards. The Company has elected to adopt the disclosure only provisions of FAS 123, and continues to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. The disclosure requirements of FAS 123 include providing pro forma net income and pro forma earnings per share as if the fair value based accounting method had been used to account for stock-based compensation cost for the effects of all awards granted in fiscal years beginning after December 31, 1994.

   The fair value of the options subject to the requirements of FAS 123 was estimated at the date of grant using a present value approach with the following weighted-average assumptions: risk free interest rate of 5%; no expected dividend yield; an estimated volatility of 35%; and an average expected life of the options of ten years. The pro forma net income and related pro forma earnings per share effect from applying FAS 123 did not result in a material change to the actual results and earnings per share amounts reported.

12.       EMPLOYEE RETIREMENT PLANS:

   Effective October 1, 1991, the Company implemented two defined benefit retirement plans (the "Plan(s)"), one for employees covered by the contracts with the United Steelworkers of America ("hourly employees") and one for substantially all other employees ("salaried employees"), except those employees at the Tennessee Facility who are covered by a defined contribution plan. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees' years of service and average compensation for a specified period of

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The net pension cost for both non-contributory Company sponsored pension plans consists of the following components for fiscal year 1998 and 1997:

The actuarial present value of future benefit obligations:

                                                       SEPTEMBER 30,
                                              ------------------------------
                                                   1998               1997
                                              -----------        -----------
   Vested benefit obligation ..............   $ 2,014,115        $ 1,504,232
   Non-vested benefit obligation ..........       173,251            125,537
                                              -----------        -----------
   Accumulated benefit obligation .........   $ 2,187,366        $ 1,629,769
                                                                 ===========
   Projected benefit obligation ...........   $ 3,110,562        $ 2,441,103
   Plan assets at fair value ..............    (2,833,937)        (2,366,508)
                                              -----------        -----------
   Funded status ..........................       276,625             74,595
   Unrecognized net gain (loss) ...........       (80,929)           120,558
                                              -----------        -----------
   Accrued pension liability ..............   $   195,696        $   195,153
                                              ===========        ===========

Determination of net periodic pension cost:
   Service cost ...........................   $   461,210        $   390,534
   Interest cost ..........................       216,646            147,959
   Expected return on plan assets .........      (253,648)          (168,925)
   Net amortization .......................         4,820              4,820
                                              -----------        -----------
   Total net periodic pension cost ........   $   429,028        $   374,388
                                              ===========        ===========

   The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 1998 and 1997 measurement dates and include a discount rate of 7% per annum on valuing liabilities; long-term expected rate of return on assets of 9% per annum; and salary increases of 5% per annum for salaried employees.

   The Company recognized expenses of $125,000, $75,000, and $63,000 in fiscal 1998, 1997, and 1996, respectively, in connection with a defined contribution plan to which employees contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $109,000, $115,000, and $84,000 for the fiscal years 1998, 1997, and 1996, respectively, in connection with a defined contribution plan at the Tennessee Facility to which the employees contribute and the Company makes matching contributions based on employee contributions and profit sharing contributions based on employees' annual wages.

13.   MAJOR CUSTOMERS:

   No single customer accounted for 10% or more of total sales for the years ended September 30, 1998, 1997, and 1996.

14.   PREFERRED STOCK AND WARRANTS:

   In fiscal 1995, the Company issued 15,000 shares of its redeemable preferred stock and warrants to purchase six percent of the Company's Class A Common Stock (or 822,422 shares) at a nominal amount. The Company valued the 15,000 shares of preferred stock sold at $12,121,520, after deducting $2,878,480 for the market value of the warrants. The holders were entitled to receive quarterly dividends at a rate of 14.5% per annum. In connection with the refinancing transaction in fiscal 1998, the preferred stock was redeemed resulting in a loss of $2.4 million from prepayment penalties and the write-off of certain deferred costs. The warrants remain outstanding.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


   A summary of activity related to the preferred stock follows:

                                                          SEPTEMBER 30,
                                                     1998                1997
                                                ------------        ------------
Balance, beginning of year ..............       $ 13,089,010        $ 10,489,091
Accretion of prepaid dividends ..........               --             2,175,000
Accretion of discount ...................            306,886             424,919
Redemption ..............................        (13,395,896)               --
                                                ------------        ------------
Balance, end of year ....................       $       --          $ 13,089,010
                                                ============        ============

15.      COMMON STOCK:

   Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock have 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers. The Class B Common Stock is held by an entity that is controlled by certain directors and one officer of the Company. The Company's ability to pay certain levels of dividends is subject to restrictive covenants under the indenture governing the Company's 9.5% Notes and the Company's line of credit.

   Under the Second Restated Certificate of Incorporation of the Company, upon issuance of shares of Class A Common Stock of the Company for any reason, the holders of Class B Common Stock have the right to purchase additional shares of Class B Common Stock necessary to maintain, after the issuance of such additional shares of Class A Common Stock, the ratio that the Class B Common Stock bears to the aggregate number of shares of common stock outstanding immediately prior to the additional issuance of such consideration per share equal to the fair market value of consideration per share being paid for the Class A Common Stock being issued. The impact of these rights has been considered in the Company's computation of other common stock equivalents for purposes of determining diluted earnings per share.

16.       MISCELLANEOUS:

   Miscellaneous income for the years end September 30 included the following:

                                             1998           1997           1996
                                       -----------    -----------    -----------
Discount earned ....................   $   231,180    $   174,089    $   220,919
Allowance for doubtful accounts ....      (268,626)      (143,393)       186,039
Other income (expense) .............    (1,262,916)       156,020        463,549
                                       $(1,300,362)   $   186,716    $   870,507

   During fiscal 1998, the Company entered into a letter of intent to purchase all of the outstanding shares of a major minimill producer of structural steel, rod and wire products and subsequently determined that it would not proceed with this acquisition. Included in miscellaneous expense for fiscal 1998 is an unusual, non-recurring charge of $1.3 million related to this unconsummated transaction which includes fees for investment banking services paid to Allen & Company Incorporated of which a director of the Company is a principal.

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


17.   QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                            FISCAL YEAR 1998 QUARTERS
                                                  --------------------------------------------
                                                    FIRST       SECOND      THIRD      FOURTH
                                                  --------    --------    --------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales .....................................   $ 66,348    $ 65,836    $ 59,606    $ 62,091
Gross Profit ..................................      8,138       8,430       9,449      14,131
Income Before Income Tax and Extraordinary Item      4,601       4,915       4,847      10,289
Income Before Extraordinary Item ..............      4,507       4,811       4,747      21,541
Extraordinary Item ............................       --          --        (5,507)       --
Net Income (Loss) .............................      4,507       4,811        (760)     21,541
Loss on Redemption of Preferred Stock .........       --          --        (2,429)       --
Dividends and Accretion on Preferred Stock ....       (650)       (654)       (564)       --
Income (Loss) Applicable to Common and
  Common Equivalent Shares ....................      3,857       4,157      (3,753)     21,541
Income (Loss) Per Common and
  Common Equivalent Shares ....................        .28         .30        (.29)       1.57

                                                         FISCAL YEAR 1997 QUARTERS
                                               FIRST       SECOND      THIRD      FOURTH
                                             --------    --------    --------    --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales ................................   $ 54,865    $ 57,653    $ 59,075    $ 60,568
Gross Profit .............................      2,813       5,152       7,157       7,109
Net Income (Loss) ........................     (1,803)        803       2,113       2,671
Dividends and Accretion on Preferred Stock       (650)       (650)       (650)       (650)
Income (Loss) Applicable to Common and
  Common Equivalent Shares ...............     (2,453)        152       1,463       2,022
Income (Loss) Per Common and
  Common Equivalent Shares ...............       (.18)        .01         .11         .15

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of
Bayou Steel Corporation:


   We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, cash flows, and changes in equity for the years ended September 30, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiaries as of September 30, 1998 and 1997 and the results of their operations and their cash flows for the years ended September 30, 1998, 1997, and 1996 in conformity with generally accepted accounting principles.




New Orleans, Louisiana
  November 13, 1998

                             BAYOU STEEL CORPORATION
--------------------------------------------------------------------------------


                               SHAREHOLDER INFORMATION


CORPORATE DATA
CORPORATE HEADQUARTERS
BAYOU STEEL CORPORATION
138 HIGHWAY 3217
LAPLACE, LOUISIANA 70068
(504) 652-4900

MAILING ADDRESS
BAYOU STEEL CORPORATION
P.O. BOX 5000
LAPLACE, LOUISIANA 70069-1156

TRANSFER AGENT AND REGISTRAR
CLASS A COMMON STOCK
AMERICAN STOCK TRANSFER & TRUST COMPANY
40 WALL STREET NEW YORK, NY 10005
(800) 937-5449

TRUSTEE
9 1/2% FIRST MORTGAGE NOTES DUE 2008
BANK ONE TRUST COMPANY, NA
CORPORATE TRUST ADMINISTRATION
BANK ONE CENTER, 27TH FLOOR
201 ST. CHARLES AVENUE
NEW ORLEANS, LOUISIANA 70170
(504) 623-1995

INDEPENDENT AUDITORS
ARTHUR ANDERSEN LLP
201 ST. CHARLES AVENUE, SUITE 4500
NEW ORLEANS, LOUISIANA 70170
(504) 581-5454

STOCK LISTING
AMERICAN STOCK EXCHANGE
TRADING SYMBOL-BYX

INVESTOR INFORMATION INVESTOR INFORMATION IS AVAILABLE UPONREQUEST BY WRITING OR
CALLING: BAYOU STEEL CORPORATION VICE PRESIDENT, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY P.O. BOX 5000 LAPLACE, LOUISIANA 70069-1156 (504) 652-4900 E-MAIL ADDRESS: FNA@BAYOUSTEEL.COM INTERNET NEWS BUREAU:
HTTP://WWW.BAYOUSTEEL.COM

BOARD OF DIRECTORS

HOWARD M. MEYERS
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER
BAYOU STEEL CORPORATION

LAWRENCE E. GOLUB
PRESIDENT
GOLUB ASSOCIATES, INC.

MELVYN N. KLEIN, ESQ.
PRESIDENT
JAKK HOLDING CORPORATION
GENERAL PARTNER
GKH PARTNERS, L.P.

ALBERT P. LOSPINOSO
DIRECTOR OF QUEXCO INC.
RSR CORPORATION

STANLEY S. SHUMAN
EXECUTIVE VICE PRESIDENT AND
MANAGING DIRECTOR
ALLEN & COMPANY INCORPORATED

JEFFREY P. SANGALIS
MANAGING DIRECTOR
RICE SANGALIS TOOLE & WILSON

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

RICHARD J. GONZALEZ
VICE PRESIDENT, CHIEF FINANCIAL
OFFICER, TREASURER AND SECRETARY

RODGER A. MALEHORN
VICE PRESIDENT OF COMMERCIAL OPERATIONS

TIMOTHY R. POSTLEWAIT
VICE PRESIDENT OF PLANT OPERATIONS

HENRY S. VASQUEZ
VICE PRESIDENT OF HUMAN RESOURCES

                              FOR INFORMATION CONTACT:


                               [GRAPHIC OMITTED]

                             Bayou Steel Corporation
                                  P.O. Box 5000
                             LaPlace, LA 70069-1156
                              Phone: (504) 652-4900