Form 10-K, Exhibit 13
period 1999-09-30
BAYOU STEEL CORP
filed 1999-12-14
CIK 807877

Exhibit 13.1

BAYOU STEEL Corporation

1999

Annual Report

BAYOU STEEL CORPORATION

FINANCIAL HIGHLIGHTS

      Year Ended September 30,                                1999                1998                1997
 ...................................................................................................................

FOR THE YEAR:
   Net Sales                                           $   206,372,868     $  253,880,835      $  232,161,116
   Income:
     Income Before Income Tax and
       Extraordinary Item                                    9,349,261         24,651,738           3,833,942
     Income Before Income Tax and Extraordinary
       Item Per Common Share                                      0.68               1.80                0.28
     Net Income                                              6,077,019         30,098,853           3,784,147
     Net Income Per Common Share                                  0.44               2.19                0.28
   Cash Provided by (Used in):
     Operating Activities                                   11,062,587         27,311,801          12,761,936
     Capital Expenditures                                  (14,000,133)        (5,738,623)         (5,757,617)
     Financing Activities                                        --            11,484,200          (6,781,450)
   EBITDA(1)                                           $    26,465,116     $   40,374,758      $   19,754,929
   Interest Coverage Ratio                                        2.40               4.37                2.20
 ...................................................................................................................
AT YEAR END:
   Cash                                                $    31,091,309     $   34,028,855      $      971,477
   Working Capital                                         117,607,367        117,353,833          72,031,082
   Liquidity(2)                                             81,091,309         82,228,855          35,471,477
   Net Property, Plant and Equipment                        98,458,001         90,115,865          90,138,299
   Total Assets                                            248,549,969        249,778,196         196,465,054
   Long-Term Debt                                          119,013,093        118,898,853          80,500,073
   Redeemable Preferred Stock                                    --                 --             13,089,010
   Common Stockholders' Equity                             103,416,704         97,339,685          71,511,805
   Stockholders' Equity Per Common Share                          7.54               7.09                5.22
 ..................................................................................................................
OTHER DATA:
   Shipment Tons                                               637,366            687,482             663,675
   Employees                                                       575                580                 563
 ...................................................................................................................

__________
(1)	EBITDA is defined as net income before extraordinary items plus interest expense, income taxes, depreciation and amortization. EBITDA provides additional information and trends for determining the Company’s ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and other companies may use different definitions.

(2)	Liquidity is defined as the amount available under the Company’s line of credit agreement plus cash.

BAYOU STEEL CORPORATION
Management's Discussion and Analysis of Financial
Condition and Results of Operation

GENERAL

        Bayou Steel Corporation (the “Company”) is a leading producer of light structural shapes and merchant bar steel products. The Company owns and operates a steel minimill and a stocking warehouse located on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations directly accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”) also accessible through the Mississippi River waterway system. The Company produces merchant bar and light structural steel products ranging in size from three to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to four inches at the Tennessee Facility. The Company’s products are used for a wide range of commercial and industrial applications, including the construction and maintenance of petrochemical plants, barges and light ships, railcars, trucks and trailers, rack systems, tunnel and mine support products, joists, sign and guardrail posts for highways, power and radio transmission towers, and bridges.

        The majority of the Company’s finished products are sold to domestic steel service centers, while the remainder are sold to original equipment manufacturers/fabricators and export customers. Steel service centers warehouse steel products from various minimills and integrated mills and sell combinations of products from different mills to their customers. Some steel service centers also provide additional labor-intensive value-added services such as fabricating, cutting or selling steel by the piece rather than by the bundle.

RESULTS OF OPERATIONS

        In fiscal 1999, the Company reported consolidated pretax income of $9.3 million compared to $24.7 million in fiscal 1998. The decline in earnings resulted from decreased shipments and lower average selling prices attributable to unprecedented levels of steel imports during fiscal 1999. Shipments decreased by 50,116 tons or 7% in fiscal 1999 while the average selling price decreased by $44 per ton or 12%. Offsetting a portion of these unfavorable trends was a continued weakness in the global steel scrap prices (a major component of cost of sales). In the second half of fiscal 1998, the price of steel scrap began to decline to levels that had not been experienced since 1993. Prices remained steady throughout fiscal 1999 rising moderately in the fourth fiscal quarter. Compared to fiscal 1998 the Company’s steel scrap cost decreased $33 per ton or 26%. The net impact of the change in the average selling price and steel scrap cost was an $11 reduction in metal margin during 1999 compared to 1998.

        During the latter part of the first quarter of fiscal 1999, the Company began to experience competition from imports within its product range. Steel service centers reacted to the supply of low priced foreign steel as well as their own record high inventory levels by reducing orders from domestic mills. In efforts to stimulate shipments and to compete with the imports, domestic mills reduced prices. Managing the decreased shipments, the Company reduced operations at its Tennessee and Louisiana rolling mills during the year, the result of which reduced inventory levels but increased conversion cost. Subsequent to fiscal year end, the Tennessee rolling mill commenced full operations and management is evaluating the need to do the same at its Louisiana rolling mill. Despite the adverse impact of steel imports, the Tennessee Facility, which was purchased and restarted in late fiscal 1995, was profitable for its second consecutive year and experienced record shipments, productivity and conversion cost.

        During the fourth quarter and subsequent to year-end, certain major competitors announced price increases with various future effective dates. These price increases impact much of the Company’s product line and are expected to be matched by most other competitors. The benefits of these potential price increases could be partially offset by scrap prices which were modestly increasing toward the end of fiscal 1999.

        In fiscal 1998, the Company reported consolidated income of $24.7 million before an extraordinary item and income tax benefits compared to $3.8 million in fiscal 1997. The results of operations for fiscal 1998 represented the best earnings in the history of the Company. This record year was partially attributable to the significant impact of the fourth quarter which also was the best in Company history. The $20.9 million improvement for the year was due to several significant factors. Shape shipment tons increased 23,807 or 4% to a new Company record while the average selling price per ton increased $19 or 6% and steel scrap cost per ton decreased $2 or 2%.

        At the end of fiscal 1997, the Company had significant net operating loss carryforwards (“NOLs”) as a result of losses generated from operations as well as the non-cash impact of a tax-favored lease agreement prior to fiscal 1998. NOLs can be used to offset most of the Company’s current tax obligations. Prior to 1998, the Company maintained a full valuation allowance against its NOL related deferred tax assets. Generally accepted accounting principles require that the Company determine whether it would “more- likely-than-not” realize the tax benefits associated with the prior year losses before recording a net deferred tax asset. In light of the Company’s improved profitability, a steady long-term economic outlook, expiration of tax benefits derived from a tax-favored lease agreement and its internal projections for the near future, the Company reversed approximately $16.5 million of this deferred tax valuation allowance in fiscal 1998. Recognition of the benefit related to a portion of these NOLs is included in provision (benefit) for income tax in the accompanying 1998 consolidated statement of operations. The net effect of this item on the Company’s income before extraordinary item in fiscal 1998 was approximately $11 million and was a non-cash impact.

        The following table sets forth shipment and sales data:

                                                   Years Ended September 30,
                                              ----------------------------------
                                                1999         1998         1997
                                              --------     --------     --------

     Shipment Tons                             637,366      687,482      663,675
     Net Sales (in thousands)                 $206,373     $253,881     $232,161
     Average Shape Selling Price Per Ton      $    320     $    364     $    345

Sales

        Net sales in fiscal 1999 decreased by 19% or $48 million compared to fiscal 1998 due to a 50,116 ton decrease in shipments and an average selling price decrease of $44 per ton. Two primary factors account for these changes. First, in fiscal 1998 the Company benefitted from a strong domestic economy that produced record shipments and favorable selling prices. Second, in fiscal 1999 the impact of imported steel adversely affected both shipment volume and price.

        Net sales in fiscal 1998 increased by 9%, or $22 million compared to fiscal 1997. A strong demand for the Company’s products caused by favorable domestic economic conditions, an increase in shipments to targeted original equipment manufacturers, and a good product mix led to record shipments along with a $19 per ton increase in the average selling price.

Cost of Goods Sold

        Cost of goods sold was 88% of sales in fiscal 1999 compared to 84% in fiscal 1998. The increase was primarily due to the average selling price decreasing more than the steel scrap cost. Additionally, conversion cost (the cost to convert scrap metal into billets and billets into finished products) increased at the Louisiana Facility by 4% due to the start-up and learning curve associated with the installation of capital improvements and the reduced mode of operations caused by imports. Conversion cost at the Tennessee Facility decreased by 7% to a record low despite the reduced mode of operations during the year. Subsequent to year end, the Tennessee Facility experienced a major equipment failure that suspended operations for almost three weeks. Shipments will be affected due to the loss of production during the suspension of operations and the Company is pursuing reimbursements, after deductibles, from its insurers for the impact of such losses. The Company expects the net impact to its results of operations, as a result of this matter, to be less than $0.5 million.

        During fiscal 1999, the Company completed the installation of two significant capital projects designed to improve production capabilities by 40,000 tons in the melting operations of its Louisiana Facility. The installation and start-up of a ladle metallurgical facility was completed according to plan and the Company is currently working through the learning curve often associated with such a significant improvement. An upgrade of the main furnace superstructure experienced certain start-up problems that required a shutdown of the main furnace and the start-up of the Company’s less efficient backup furnace for over a month in the fourth quarter. Prior to year end, the main furnace was restarted and the Company is beginning to realize the benefits of the superstructure upgrade.

        Cost of goods sold was 84% of sales in fiscal 1998 compared to 90% in fiscal 1997. The decrease was due to average selling price increases during 1998 while the steel scrap cost declined and conversion cost remained constant. Additionally, the Company received reimbursement during fiscal 1998 pursuant to the settlement of previously disputed production costs. The proceeds from this reimbursement are included as a reduction to cost of sales in fiscal 1998 and accounts for approximately 1% of the decrease. The Company is pursuing additional recoveries from other vendors.

        Raw Material. Steel scrap is the principal raw material used in the melting operations at the Louisiana Facility and is a significant component of the semifinished product billets which are used by both rolling mills. During fiscal 1999, steel scrap cost decreased 26% as the market for this commodity softened significantly since June of last year when export demand decreased sharply allowing for a greater domestic supply and lower prices. Prices in the fourth fiscal quarter increased slightly and are expected to rise in fiscal 2000 due to consolidation within the local scrap industry and improvements in global markets.

        The Company has been able to control the availability and the cost of scrap to some degree by producing its own shredded and cut grade scrap through its scrap processing division. The division currently supplies 19% of the Company’s scrap requirements compared to 15% in fiscal 1998. The Company expects this operation to provide a much greater percentage of its requirements over the next several years.

        AAF. Another raw material is additives, alloys and fluxes (“AAF”). AAF cost decreased by 10% in fiscal 1999 and 1% in fiscal 1998 compared to the respective prior years. Favorable pricing along with better consumption in the melting operations during 1999 resulted in the lowest AAF cost per ton in five years. The price decrease is due to low demand as a result of similar economic factors that have influenced steel scrap prices.

        Conversion Cost. Conversion cost includes labor, energy, maintenance material, and supplies used to convert raw material into billets and billets into finished products. Conversion cost per ton at the Louisiana Facility increased 4% in fiscal 1999 and remained unchanged in fiscal 1998 compared to the respective prior years. At the Tennessee Facility, conversion cost per ton decreased 7% in fiscal 1999 and 11% in fiscal 1998 compared to the respective prior years. The Tennessee conversion cost in fiscal 1999 and 1998 were record lows in each year. The fiscal 1999 record was achieved despite reduced operations during the year which reduced production by 5% from the prior year.

        The increase in conversion cost at the Louisiana Facility in fiscal 1999 compared to fiscal 1998 was the result of two events. First, due to high inventory levels and market conditions, operating hours in the rolling mill were reduced resulting in fewer tons produced and an increase in fixed cost per ton. Second, the significant capital improvements in the melting operations resulted in learning curve and certain mechanical problems that increased cost per ton. These problems have been corrected and the Company is beginning to integrate the equipment into its operations. During the same period conversion cost at the Tennessee Facility improved 7% to a record low since the initiation of production in late fiscal 1995.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by $0.9 million in fiscal 1999 compared to fiscal 1998 due to an increase in legal activity as the Company settled several significant issues during the year, and an increase in the Company’s outside sales force and staffing at the Tennessee Facility. Selling, general and administrative expense was relatively constant in fiscal 1998 compared to 1997.

Corporate Campaign/Strike Expenses

        The final issues related to a three and a half year organized labor strike were settled in October 1997 the results of which did not have a material impact on the Company’s financial position or results of operations.

Interest Expense and Miscellaneous

        Interest expense increased $1.8 million in fiscal 1999 due to the prior year refinancing transaction in which the Company extinguished its existing debt and preferred stock and issued one instrument with a greater face value but a lower interest rate and less restrictive covenants. Excess cash generated from operations throughout fiscal 1998, in addition to the excess proceeds from the refinancing transaction, yielded liquidity that the Company was able to invest resulting in increased interest income in fiscal 1999 and 1998.

        Included in miscellaneous expense for fiscal 1998 is $1.3 million of costs related to the terminated acquisition of a minimill producer of structural steel, rod and wire products. The Company had no significant expenses related to acquisitions in fiscal 1999.

Provision for Income Taxes

        In fiscal 1998, the Company recorded an adjustment to its net deferred tax asset valuation allowance, as previously discussed. Accordingly in fiscal 1999, the Company provided for income taxes at the 35% statutory tax rate, although its cash tax requirement was limited to the 2% alternative minimum tax because of its NOL position. As of September 30, 1999, the Company has $8.1 million of recorded net deferred tax assets. The deferred tax asset position is net of a valuation allowance of approximately $50 million. For financial reporting purposes, the Company periodically assesses the carrying value of the net deferred tax assets. Such an assessment includes many factors, including changing market conditions, that could impact this assessment over time and may result in positive or negative adjustments to the deferred tax asset valuation allowance in the future that would ultimately affect net income.

Extraordinary Item

        During fiscal 1998, the Company refinanced its previous indebtedness and recorded a $5.5 million loss on the early retirement of debt.

Net Income

        In fiscal 1999, consolidated net income decreased by $24 million compared to fiscal 1998 due to fewer tons shipped, lower selling prices, decreased metal margin and an income tax valuation allowance adjustment in the prior year.

        In fiscal 1998, the Company’s consolidated net income improved by $26.3 million compared to fiscal 1997 due to higher shipments and selling prices, increased metal margin, decreased conversion cost at the Tennessee Facility, decreased corporate campaign/strike expenses and an income tax valuation allowance adjustment.

LIQUIDITY AND CAPITAL RESOURCES

        The Company ended fiscal 1999 with $31 million in cash and no short-term borrowings on its $50 million line of credit. At September 30, 1999, current assets exceeded current liabilities by a ratio of 5.5 to one providing working capital of $118 million which was consistent with the prior year.

        Operating Cash Flow. In fiscal 1999, cash provided by operations was $11.1 million while $27.3 million was provided by operations in fiscal 1998. Cash provided by operations in fiscal 1999 was generated by income and reductions in accounts receivable offset by reductions in accounts payable and other liabilities. For fiscal 1998, operating cash flow was largely provided by income before income tax benefit and extraordinary item.

        Capital Expenditures. Capital expenditures totaled $14 million in fiscal 1999. The increased activity is directed towards cost reduction, productivity enhancements, plant maintenance and safety and environmental programs. Depending on market conditions, the Company expects to spend approximately $20 million on various capital projects during the next twelve months. Included in this amount is $3 million of a $7 million project to increase melting capacity by 20% to 30%. The Company is also considering spending an additional $15 to $20 million over several years to increase its Louisiana finished goods capacity by 20% to 30%.

        Financing. During fiscal 1998, the Company completed a refinancing transaction whereby it issued $120 million of first mortgage notes due in 2008. The proceeds were used to repay the Company’s previously existing first mortgage notes and term loan, redeem its preferred stock, and accumulate cash for general corporate purposes. The Company has an unused $50 million line of credit which is also available for general corporate purposes.

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

OTHER COMMENTS

New Union Contract

        The Company and the United Steelworkers of America Local 9121 (the “Union”) representing workers at the Louisiana Facility ratified a Company proposed seven year labor agreement. The previous collective bargaining agreement was not to expire for three years, but the Company and Union addressed several issues in the new agreement including improved retirement plan, vacation benefits, production incentives, pay for additional skills and knowledge, and some selected wage increases. The new contract could benefit employees by $1.5 million per year once all components are phased in over the next several years. Management believes that this investment will be more than returned through improved morale, less turnover, increased productivity, and long-term stability.

Year 2000

        The Company has completed the implementation and testing phase of its organized program to assure that its electronic data processing, automated operating systems and other information systems are year 2000 compliant. The program commenced in June 1997 and is complete. The program was divided into four major areas including: (1) business systems, (2) commercial systems, (3) process control or manufacturing systems, and (4) facility support systems. Each system was throughly examined and evaluated by the Company’s management information systems department and a detailed plan for year 2000 compliance was developed, executed, and tested. The Company believes that it has completed its internal year 2000 readiness program and has performed the necessary testing via various routines including simulation. The Company has spent less than $1.5 million with respect to this endeavor and does not expect any significant additional expenditures.

        The Company’s year 2000 program also included investigation of major vendors’ and customers’ year 2000 readiness. The Company used questionnaires and inquiries to determine their readiness in addition to contacting, for example, the energy provider and its phone and data line service vendors to determine their status. If any such vendors indicated that they will not be compliant, contingency plans were developed to address the issue, which may include changing vendors. The Company has also contacted all electronic data interchange customers to determine their status and to identify issues and alternatives, if required. The Company has been assured by its key financial institutions that they are or will be year 2000 compliant prior to December 31, 1999.

        Because there is no generally accepted definition of “Year 2000 Compliant” and because the ability of any organization’s systems to operate reliably after midnight on December 31, 1999 is dependent upon factors that may be outside the control of, or unknown to, that organization, no “certification” of compliance is possible by any business. Consequently, the Company cannot so “certify” either.

        Although management does not believe that it will be necessary, a contingency plan has been developed whereby the Company’s disaster recovery plan will be implemented for any systems that fail to meet year 2000 compliance. This contingency plan relies on manual processes and low technology to operate the Company’s facilities until the damaged systems can be repaired.

        The foregoing assessment of the impact of the year 2000 issues on the Company is based on management’s estimates at the present time. The assessment is based upon assumptions of future events and there can be no assurance that these estimates and assumptions will prove accurate, and the actual results could differ materially. To the extent that year 2000 issues cause significant delays in production or limitation of sales, the Company’s results of operations and financial position would be materially adversely affected.

Forward-Looking Information, Inflation and Other

        This document contains various “forward-looking” statements which represent the Company’s expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: changes in the price of supplies, power, natural gas, or purchased billets; changes in the selling price of the Company’s finished products or the purchase price of steel scrap; changes in demand due to imports or a general economic downturn; cost overruns or start-up problems with capital expenditures; weather conditions in the market area of the finished product distribution; unplanned equipment outages; internal and external year 2000 compliance matters; and changing laws affecting labor, employee benefit costs and environmental and other governmental regulations.

        The Company is subject to increases in the cost of energy, supplies, salaries and benefits, additives, alloys and steel scrap due to inflation. Shape prices are influenced by supply, which varies with steel mill capacity and utilization, import levels, and market demand.

        There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position.

Environmental Matters

        The Company is subject to various federal, state, and local laws and regulations. See Footnote 10 to the Company’s Consolidated Financial Statements and the “Business-Environmental Matters” contained in the Company’s Annual Report on Form 10-K.

BAYOU STEEL CORPORATION

Consolidated Balance Sheets

                                                      ASSETS

                                                                                          September 30,
                                                                                 -------------------------------
CURRENT ASSETS:                                                                       1999              1998
                                                                                 --------------   --------------
     Cash....................................................................    $   31,091,309   $   34,028,855
     Receivables, net of allowance for doubtful accounts.....................        23,650,668       27,194,660
     Inventories.............................................................        83,854,108       83,756,111
     Deferred income taxes...................................................         4,636,522        5,671,451
     Prepaid expenses........................................................           494,932          242,414
                                                                                 --------------   --------------
         Total current assets................................................       143,727,539      150,893,491
                                                                                 --------------   --------------
PROPERTY, PLANT AND EQUIPMENT:
     Land....................................................................         3,790,399        3,790,399
     Machinery and equipment.................................................       127,661,167      114,165,843
     Plant and office building...............................................        23,372,143       22,867,334
                                                                                 --------------   --------------
                                                                                    154,823,709      140,823,576
     Less-Accumulated depreciation...........................................       (56,365,708)     (50,707,711)
                                                                                 --------------   --------------
         Net property, plant and equipment...................................        98,458,001       90,115,865
                                                                                 --------------   --------------

DEFERRED INCOME TAXES........................................................         3,466,541        5,563,290
OTHER ASSETS.................................................................         2,897,888        3,205,550
                                                                                 --------------   --------------
         Total assets........................................................    $  248,549,969   $  249,778,196
                                                                                 ==============   ==============

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable........................................................    $   16,618,555   $   20,298,386
     Interest payable........................................................         4,275,000        4,116,667
     Accrued liabilities.....................................................         5,226,617        9,124,605
                                                                                 --------------   --------------
         Total current liabilities..........................................         26,120,172       33,539,658
                                                                                 --------------   --------------
LONG-TERM DEBT...............................................................       119,013,093      118,898,853
                                                                                 --------------   --------------
COMMITMENTS AND CONTINGENCIES
COMMON STOCKHOLDERS' EQUITY:
     Common stock, $.01 par value--
     Class A:     24,271,127 authorized and
                  10,619,380 outstanding shares..............................           106,194          106,194
     Class B:      4,302,347 authorized and
                   2,271,127 outstanding shares..............................            22,711           22,711
     Class C:      100 authorized and outstanding shares.....................                 1                1
                                                                                 --------------   --------------
         Total common stock..................................................           128,906          128,906
     Paid-in capital.........................................................        47,795,224       47,795,224
     Retained earnings ......................................................        55,492,574       49,415,555
                                                                                 --------------   --------------
         Total common stockholders' equity...................................       103,416,704       97,339,685
                                                                                 --------------   --------------
         Total liabilities and common stockholders' equity...................    $  248,549,969   $  249,778,196
                                                                                 ==============   ==============

The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION

Consolidated Statements of Operations

                                                                           Year Ended September 30,
                                                               -------------------------------------------------
                                                                     1999             1998              1997
                                                               --------------    --------------   --------------
NET SALES...................................................   $  206,372,868    $  253,880,835   $  232,161,116
COST OF SALES...............................................      180,797,092       213,732,410      209,930,423
                                                               --------------    --------------   --------------
GROSS MARGIN................................................       25,575,776        40,148,425       22,230,693
                                                               --------------    --------------   --------------
SELLING, GENERAL AND ADMINISTRATIVE.........................        7,155,071         6,219,020        6,310,688
CORPORATE CAMPAIGN/STRIKE EXPENSE...........................            --                --           3,323,385
                                                               --------------    --------------   --------------
OPERATING PROFIT............................................       18,420,705        33,929,405       12,596,620
                                                               --------------    --------------   --------------
OTHER INCOME (EXPENSE):
     Interest expense.......................................      (11,035,956)       (9,228,551)      (8,961,587)
     Interest income........................................        1,436,666         1,251,246           12,193
     Miscellaneous..........................................          527,846        (1,300,362)         186,716
                                                               --------------    --------------   --------------
                                                                   (9,071,444)       (9,277,667)      (8,762,678)
                                                               --------------    --------------   --------------
INCOME BEFORE INCOME TAX AND
   EXTRAORDINARY ITEM.......................................        9,349,261        24,651,738        3,833,942
PROVISION (BENEFIT) FOR INCOME TAX..........................        3,272,242       (10,954,000)          49,795
                                                               --------------    --------------   --------------
INCOME BEFORE EXTRAORDINARY ITEM ...........................        6,077,019        35,605,738        3,784,147

EXTRAORDINARY ITEM .........................................            --           (5,506,885)           --
                                                               --------------    --------------   --------------

NET INCOME..................................................        6,077,019        30,098,853        3,784,147

REDEMPTION OF PREFERRED STOCK...............................            --           (2,429,105)           --

DIVIDENDS ON PREFERRED STOCK................................            --           (1,868,118)      (2,599,919)
                                                               --------------    --------------   --------------
INCOME APPLICABLE TO COMMON SHARES..........................   $    6,077,019    $   25,801,630    $   1,184,228
                                                               ==============    ==============    =============

WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING:
     BASIC..................................................       12,890,607        12,886,107      12 ,884,607
     DILUTED................................................       13,713,029        13,723,009       13,707,029
INCOME PER COMMON SHARE:
     BASIC..................................................   $          .47    $         2.00   $          .09
                                                               ==============    ==============   ==============
     DILUTED................................................   $          .44    $         1.88   $          .09
                                                               ==============    ==============   ==============

The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION

Consolidated Statements of Cash Flows

                                                                                  Year Ended September 30,
                                                                     -------------------------------------------------
                                                                          1999              1998              1997
                                                                     -------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income ...................................................  $   6,077,019     $  30,098,853     $   3,784,147
     Extraordinary item ...........................................           --           5,506,885              --
     Depreciation .................................................      5,657,997         5,761,057         5,953,714
     Amortization .................................................        421,902           733,412         1,005,686
     Provision for (reduction in) losses on accounts receivable ...       (211,212)          268,626           143,393
     Deferred income taxes ........................................      3,131,678       (11,240,445)             --
     Changes in working capital:
       Decrease (increase) in receivables .........................      3,755,204          (301,230)       (3,197,883)
       (Increase) decrease in inventories .........................        (97,997)       (8,733,557)        4,833,508
       (Increase) decrease in prepaid expenses ....................       (252,518)           (3,253)           53,297
       (Decrease) in accounts payable .............................     (3,679,831)       (1,193,191)       (2,118,470)
       (Decrease) increase in interest payable
         and accrued liabilities ..................................     (3,739,655)        6,414,644         2,304,544
                                                                     -------------     -------------     -------------
           Net cash provided by operations ........................     11,062,587        27,311,801        12,761,936
                                                                     -------------     -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property, plant and equipment ...................    (14,000,133)       (5,738,623)       (5,757,617)
                                                                     -------------     -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net payments under line of credit ............................           --                --          (3,000,000)
     Payments of long-term debt and early retirement cost .........           --         (86,678,456)       (1,601,851)
     Proceeds from issuance of long-term debt .....................           --         118,857,600              --
     Payments of preferred stock, dividends and
      early retirement cost .......................................           --         (17,386,232)       (2,175,000)
     Stock options exercised ......................................           --              26,250              --
     Debt issue and other costs ...................................           --          (3,334,962)           (4,599)
                                                                     -------------     -------------     -------------
         Net cash provided by (used in)
          financing activities ....................................           --          11,484,200        (6,781,450)
                                                                     -------------     -------------     -------------

NET (DECREASE) INCREASE IN CASH ...................................     (2,937,546)       33,057,378           222,869

CASH, beginning balance ...........................................     34,028,855           971,477           748,608
                                                                     -------------     -------------     -------------
CASH, ending balance ..............................................  $  31,091,309     $  34,028,855     $     971,477
                                                                     =============     =============     =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Cash paid during the period for:
     Interest (net of amounts capitalized) ........................  $  10,877,622     $   6,326,880     $   9,011,608
     Income taxes .................................................  $     363,445     $      40,394     $        --

The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION

Consolidated Statements of Changes in Equity

                                               Common Stock
                                          ----------------------                     Paid-In         Retained      Stockholders'
                                           Class A       Class B      Class C        Capital         Earnings          Equity
                                         -----------   ----------   -----------   -------------   -------------    -------------
BEGINNING BALANCE,
     September 30, 1996 ..............   $   106,134   $   22,711   $         1   $  47,769,034   $  22,429,697    $  70,327,577
       Net income ....................          --           --            --              --         3,784,147        3,784,147
       Dividends on preferred stock ..          --           --            --              --        (2,175,000)      (2,175,000)
       Accretion on preferred stock ..          --           --            --              --          (424,919)        (424,919)
                                         -----------   ----------   -----------   -------------   -------------    -------------

ENDING BALANCE,
     September 30, 1997 ..............       106,134       22,711             1      47,769,034      23,613,925       71,511,805
       Net income ....................          --           --            --              --        30,098,853       30,098,853
       Loss on redemption of preferred
         stock .......................          --           --            --              --        (2,429,105)      (2,429,105)
       Stock options exercised .......            60         --            --            26,190            --             26,250
       Dividends on preferred stock ..          --           --            --              --        (1,561,232)      (1,561,232)
       Accretion on preferred stock ..          --           --            --              --          (306,886)        (306,886)
                                         -----------   ----------   -----------   -------------   -------------    -------------

ENDING BALANCE,
     September 30, 1998 ..............       106,194       22,711             1      47,795,224      49,415,555       97,339,685
       Net income ....................          --           --            --              --         6,077,019        6,077,019
                                         -----------   ----------   -----------   -------------   -------------    -------------

ENDING BALANCE,
     September 30, 1999 ..............   $   106,194   $   22,711   $         1   $  47,795,224   $  55,492,574    $ 103,416,704
                                         ===========   ==========   ===========   =============   =============    =============

        The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements

September 30, 1999 and 1998

1.     NATURE OF OPERATIONS:

        Bayou Steel Corporation (the “Company”) owns and operates a steel minimill and a stocking warehouse located on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”). The Louisiana Facility produces merchant bar and light structural steel products and the Tennessee Facility produces merchant bar products. The Company’s customer base is comprised of steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments to Canada and Mexico.

2.     SUMMARY OF SIGNIFICANT

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

        The Company considers investments purchased with original maturities of three months or less to be cash equivalents.

Inventories

        Inventories are carried at the lower of cost or market. Product inventory cost is determined on the last-in, first-out (LIFO) method, mill roll cost is determined on the specific identification method, and operating supplies cost is determined on the average cost method.

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

Contingencies

        The Company accounts for all contingencies, including the potential environmental liabilities discussed in Note 10, in accordance with the provisions of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” which, among other things, requires the Company to accrue for estimated loss contingencies if: (a) it is probable that a liability has been incurred, and (b) the amount can be reasonably estimated.

Recent Accounting Pronouncements

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information”. This statement, which was effective for fiscal 1999, establishes standards for reporting information about a company’s operating segments using a “management approach.” The statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments. The Company has applied the provisions of this statement and has evaluated its potential operating segments against the criteria specified therein. Based upon that evaluation, the Company has determined that no operating segment disclosures are required in the accompanying financial statements because of the aggregation concepts specified in the statement.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

        The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that its credit risk exposure is minimal due to the ongoing review of its customers’ financial conditions, its sizeable customer base, and the geographical dispersion of its customer base. On some occasions, particularly large export shipments, the Company requires letters of credit. Historically, credit losses have not been significant. At September 30, 1999 and 1998, the Company maintained an allowance for doubtful receivables of $551,000 and $774,000, respectively. The Company invests excess cash in high-quality short-term financial instruments.

Operating Lease Commitments

        The Company has no significant operating lease commitments that would be considered material to the financial statement presentation.

Extraordinary Item

        As discussed in Notes 5 and 6, during fiscal 1998 the Company refinanced its previous indebtedness and incurred a loss on the early retirement of debt which is reflected in the accompanying consolidated statements of operations as an extraordinary item.

Strike and Corporate Campaign

        In fiscal 1993, the United Steelworkers of America Local 9121 (the “Union”) initiated a strike and, subsequently, a corporate campaign designed to bring pressure on the Company from individuals and institutions with financial or other interests in the Company. In fiscal 1996, the Company and the Union entered into a settlement agreement which, among other issues, resulted in a new labor contract, ending the strike. In fiscal 1998, the Company and the Union reached an agreement on the corporate campaign issues the effect of which was not material to the financial position or results of operations of the Company. Corporate campaign/strike expenses include legal and other charges incurred by the Company related to these matters.

Reclassifications

        Certain amounts in the fiscal 1998 and 1997 financial statements have been reclassified to conform to the current period financial statement presentation.

3.     INVENTORIES

        Inventories as of September 30 consist of the following:

                                                        1999             1998
                                                     -----------     -----------
Scrap steel ....................................      $4,738,110      $3,131,848
Billets ........................................       7,923,519      12,001,153
Finished product ...............................      43,063,027      45,339,376
LIFO adjustments ...............................       5,689,596       2,074,726
                                                     -----------     -----------
                                                      61,414,252      62,547,103
Mill rolls, operating supplies, and other ......      22,439,856      21,209,008
                                                     -----------     -----------
                                                     $83,854,108     $83,756,111
                                                     ===========     ===========

        In fiscal 1999 and 1998, there were increments in the LIFO inventories. At September 30, 1999 and 1998, the first-in, first-out inventories were $55.7 million and $60.5 million, respectively.

4.     PROPERTY, PLANT AND EQUIPMENT:

        Capital expenditures totaled $14.0 million, $5.7 million, and $5.8 million in fiscal 1999, 1998, and 1997, respectively. As of September 30, 1999, the estimated cost to complete authorized projects under construction or contract approximated $2.5 million. The Company capitalized interest of $320,000, $103,000, and $50,000 during the years ended September 30, 1999, 1998, and 1997, respectively, related to qualifying assets under construction. Depreciation expense during the years ended September 30 was as follows:

                                               1999         1998          1997
                                            ----------   ----------   ----------
Inventory ...............................      $51,225     $157,943      $19,683
Cost of sales ...........................    5,593,582    5,597,335    5,928,467
Selling, general and administrative .....       13,190        5,779        5,564
                                            ----------   ----------   ----------
                                            $5,657,997   $5,761,057   $5,953,714
                                            ==========   ==========   ==========

5.     OTHER ASSETS:

        Other assets consist of financing costs associated with the issuance of long-term debt and the revolving line of credit which are amortized over the terms of the respective agreements. During fiscal 1998, the Company completed a refinancing transaction and amended and restated its line of credit resulting in the write-off of $2,369,000 of other assets related to its previously existing deferred financing costs. This charge is included as a component of the extraordinary loss on early retirement of debt. In connection with this transaction, the Company capitalized $3,335,000 of new deferred financing costs. Amortization of other assets was $308,000, $733,000, and $1,006,000 for the years ended September 30, 1999, 1998, and 1997, respectively. Other assets are reflected in the accompanying consolidated balance sheets net of accumulated amortization of $437,000 and $129,000 at September 30, 1999 and 1998, respectively.

6.     LONG-TERM DEBT:

        The 9.5% First Mortgage Notes (the “9.5% Notes”) are senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on existing real property, plant and equipment, and most additions or improvements thereto at the Louisiana Facility. The indenture under which the 9.5% Notes are issued contains covenants, including an interest expense coverage ratio, which restrict the Company’s ability to incur additional indebtedness, make certain levels of dividend payments, or place liens on the assets acquired with such indebtedness.

        The 9.5% Notes bear interest at the nominal rate of 9.5% per annum (9.65% effective rate) due 2008 with semiannual interest payments due May 15 and November 15 of each year. Subject to certain exceptions, the Company may not redeem the 9.5% Notes prior to May 15, 2003. On and after such date, the Company may, at its option, redeem the 9.5% Notes, in whole or in part, initially at 104.75% of the principal amount, plus accrued interest to the date of redemption, and declining ratably to par on May 15, 2006.

        The 9.5% Notes are presented in the accompanying consolidated balance sheets, net of the original issue discount of $1,142,400, which is being amortized over the life of the notes using the straight-line method which does not materially differ from the interest method. The balance of long-term debt as of September 30, 1999 and 1998 was $119,013,093 and $118,898,853, respectively. The fair value of the 9.5% Notes on September 30, 1999 and 1998 was approximately $113 million and $103 million, respectively.

        In May 1998 the Company retired the 10.25% First Mortgage Notes (the “10.25% Notes”). In connection with the early retirement of the 10.25% Notes, the Company paid certain prepayment penalties and wrote off previously deferred financing costs, the results of which are reflected as an extraordinary loss on the early retirement of debt of $5.5 million in the accompanying consolidated statements of operations for the year ended September 30, 1998. No income tax benefit has been provided against the extraordinary loss because there was no incremental effect to the Company’s total tax provision as a result of the extraordinary loss due to the availability of previously unrecognized net operating loss tax benefits.

        Bayou Steel Corporation (Tennessee) and River Road Realty Corporation, (collectively the “guarantor subsidiaries”), which are wholly-owned by and which comprise all of the direct and indirect subsidiaries of the Company, fully and unconditionally guarantee the 9.5% Notes on a joint and several basis. The following is the summarized combined financial information of the guarantor subsidiaries. Separate full financial statements and other disclosures concerning each guarantor subsidiary have not been presented because, in the opinion of management, such information is not deemed material to investors. The indenture governing the 9.5% Notes provides certain restrictions on the ability of the guarantor subsidiaries to make distributions to the Company.

                                                           September 30,
                                                      ----------------------
                                                      1999              1998
                                                      ----              ----
Current assets .........................         $30,832,000         $29,992,000
Noncurrent assets ......................          21,153,000          21,502,000
Current liabilities ....................          26,075,000          26,489,000
Noncurrent liabilities .................          34,973,000          34,973,000

                                             Year Ended September 30,
                                     ---------------------------------------
                                     1999             1998              1997
                                     ----             ----              ----
Net sales ...............       $50,886,000       $52,747,000       $45,851,000
Gross Margin ............         3,090,000         3,757,000          (702,000)
Net income (loss) .......           905,000         2,299,000        (3,279,000)

7.     SHORT-TERM BORROWING ARRANGEMENT:

        Concurrent with the refinancing transaction in fiscal 1998, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $50 million, including outstanding letters of credit, using a borrowing base of accounts receivable and inventory. Based on these criteria, the net amount available as of September 30, 1999 was $50 million. The agreement is for five years and is secured by inventory and accounts receivable and bears interest on a sliding scale based on the quarterly leverage ratio, as defined. The terms of the agreement contain several operating and financial performance measurement covenants including a maximum debt to capitalization ratio, a minimum interest coverage ratio, minimum tangible net worth requirements and limits on the incurrence of certain other indebtedness. As of September 30, 1999 and 1998, there were no borrowings under the revolving line of credit facility.

8.     INCOME TAXES:

        As of September 30, 1999, for tax purposes, the Company had net operating loss carryforwards (“NOLs”) of approximately $171 million available to utilize against regular taxable income. The NOLs will expire in varying amounts through fiscal 2011. Approximately $42 million of unutilized NOL’s expired as of September 30, 1999, and a substantial portion of the remaining available NOLs, approximately $74 million, expire by the end of fiscal 2001. Even though management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is currently more likely than not that all of the NOLs will be utilized considering that a substantial portion of the NOLs will expire within the next two years. Prior to fiscal 1998, the Company maintained a full valuation allowance against its net deferred tax assets, primarily due to the Company’s previous history of generating tax losses. These historical tax losses were highly influenced by the generation of substantial tax benefits related to a fifteen-year lease agreement that expired in May 1997. Because of the expiration of the tax-favored lease agreement, the Company’s improved operating profit trends and management’s expectation that the Company will utilize a portion of its NOLs through the generation of prospective taxable income, the Company determined that it was more likely than not that a portion of the NOLs would be realized in the future, and therefore a favorable adjustment of approximately $16.5 million was recorded as a reduction to the deferred tax valuation allowance in fiscal 1998.

        A summary of the deferred tax assets and liabilities as of September 30 follows:

                                                      1999                         1998
                                          --------------------------     ---------------------------
                                              Current     Long-Term        Current       Long-Term
                                          ------------   ------------    ------------   ------------
Deferred tax assets:
       Net operating loss and other tax
        credit carryforwards ..........   $       --      $60,785,979    $       --      $77,924,491
       Allowance for doubtful accounts         225,046           --           270,882           --
       Inventory ......................      2,770,544           --         3,238,826           --
       Accrued plant maintenance costs         366,175           --           490,326           --
       Employee benefit accruals ......        592,193           --           687,357           --
       Other accruals .................        682,564           --           984,060           --
                                          ------------   ------------    ------------   ------------
       Subtotal .......................      4,636,522     60,785,979       5,671,451     77,924,491
                                          ------------   ------------    ------------   ------------
Deferred tax liabilities:
                                          ------------   ------------    ------------   ------------
       Property, plant and equipment ..           --       (7,520,800)           --       (7,983,360)
                                          ------------   ------------    ------------   ------------
Valuation allowance ...................           --      (49,798,638)           --      (64,377,841)
                                          ------------   ------------    ------------   ------------
       Net deferred tax asset .........     $4,636,522     $3,466,541      $5,671,451     $5,563,290
                                          ============   ============    ============   ============

        Income tax for the years ended September 30 consist of:

                                    1999           1998            1997
                                ------------   ------------    ------------
Current .....................       $140,564       $286,445         $49,795
Deferred ....................      3,131,678    (11,240,445)           --
                                               ------------    ------------
 Income tax expense (benefit)     $3,272,242   $(10,954,000)        $49,795
                                ============   ============    ============

        Provision for income tax differs from expected tax expense computed by applying the federal corporate rate for the years ended September 30 follows:

                                                   1999           1998              1997
                                               ------------    ------------    ------------
Taxes computed at statutory rate ...........     $3,272,241      $5,196,683        $431,908
Minimum taxes ..............................        140,564         286,445          49,795
Non-deductible expenses ....................         12,311          11,391           9,754
Net lease costs ............................           --              --          (327,782)
Adjustments to valuation allowance and other       (152,874)    (16,448,519)       (113,880)
                                               ------------    ------------    ------------
                                                 $3,272,242    $(10,954,000)        $49,795
                                               ============    ============    ============

9.     EARNINGS PER SHARE:

        Basic earnings per share was computed by dividing net income applicable to common shares by the weighted average number of outstanding common shares of 12,890,607, 12,886,107, and 12,884,607 during fiscal 1999, 1998, and 1997, respectively. In connection with the issuance of redeemable preferred stock discussed in Note 14, the Company reserved 822,422 shares of its Class A Common Stock for issuance upon exercise of the outstanding warrants at a nominal exercise price. In addition, the Company maintains an incentive stock award plan for certain key employees under which there are outstanding stock options to purchase 115,000 and 85,000 shares of its Class A Common Stock at exercise prices of $4.375 and $4.75 per share, respectively. Diluted earnings per share amounts were determined by assuming that the outstanding warrants and stock options were exercised and considered as additional common stock equivalents outstanding computed under the treasury stock method. Additional common stock equivalents for purposes of the diluted earnings per share computation were 822,422, 836,902, and 822,422 for fiscal 1999, 1998, and 1997, respectively.

        The earnings per share (“EPS”) effect of the extraordinary item for the year ended September 30, 1998 is as follows:

                                                      Basic   Diluted
                                                      -----    -----
EPS before extraordinary item .....................   $2.43    $2.28
Extraordinary item ................................    (.43)    (.40)
                                                      -----    -----
EPS applicable to common
 and common equivalent shares .....................   $2.00    $1.88
                                                      =====    =====

10.     COMMITMENTS AND CONTINGENCIES:

        The Company is subject to various federal, state, and local laws and regulations concerning the discharge of contaminants that may be emitted into the air, discharged into waterways, and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. In addition, in the event of a release of a hazardous substance generated by the Company, the Company could be potentially responsible for the remediation of contamination associated with such a release. In the past, the Company’s operations in certain limited circumstances have been challenged with respect to some of the applicable standards promulgated pursuant to such laws and regulations.

        During fiscal 1997, the United States Public Interest Research Group (“USPIRG”) filed a lawsuit in Louisiana against the Company for alleged violations of air quality regulations. During fiscal 1999, the Company and USPIRG reached a settlement agreement, the results of which were not material to the current year’s reported financial position or the results of operations.

        Tennessee Valley Steel Corporation (“TVSC”), the prior owners of the Tennessee Facility, entered into a Consent Agreement and Order (the “TVSC Consent Order”) with the Tennessee Department of Environment and Conservation under its voluntary clean up program. The Company, in acquiring the assets of TVSC, entered into a Consent Agreement and Order (the “Bayou Steel Consent Order”) with the Tennessee Department of Environment and Conservation. The Bayou Steel Consent Order is supplemental to the previous TVSC Consent Order and does not affect the continuing validity of the TVSC Consent Order. The ultimate remedy and clean up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial, and assessment process. As of September 30, 1999, investigative, remedial, and risk assessment activities resulted in expenditures of approximately $1.3 million and a liability of approximately $0.6 million is recorded as of September 30, 1999 to complete the remediation. At this time, the Company does not expect the cost or resolution of the TVSC Consent Order to exceed its recorded obligation.

        Environmental Laws have been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken, but that have been found to affect adversely the environment and to create rights of action for environmental conditions and activities. Under some federal legislation (sometimes referred to as Superfund legislation) a company that has sent waste to a third party disposal site or elsewhere could be held liable for some portion or all the cost of remediating such site and for related damages to natural resources regardless of fault or the lawfulness of the original disposal activity. Many states, including Georgia, have enacted similar legislation. During fiscal 1998, the Company was advised by the Georgia Department of Natural Resources (the “Georgia DNR”) that it was a responsible party to a site where clean up costs have been and were being expended. The Company has never used the site and during fiscal 1999, based on information the Company provided to the Georgia DNR, the Georgia DNR withdrew its assertion, and the Company considers the matter closed.

        As of September 30, 1999, the Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance is not expected to have a material adverse effect on the Company’s competitive position, or results of operations, and financial condition, or cause a material increase in currently anticipated capital expenditures. As of September 30, 1999 and 1998, the Company has accrued management’s best estimate with respect to loss contingencies for certain environmental matters.

        The Company does not provide any post-employment or post-retirement benefits to its employees other than those described in Note 12.

        There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

11     STOCK OPTION PLAN:

        The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan for the purpose of attracting and retaining key employees. In fiscal 1994 and 1998, the Board of Directors granted to certain key employees 115,000 and 85,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on the grant date of $4.375 and $4.75, respectively. The options are exercisable in five equal annual installments commencing one year from the grant date and expire ten years from that date. As of September 30, 1999, 6,000 options were exercised, 126,000 shares were exercisable, and 400,000 additional shares were available for grant under this plan.

        A summary of activity relating to stock options follows:

                                                       September 30,
                                               ---------------------------------
                                                 1999        1998         1997
                                               --------    --------     --------
Outstanding, beginning of year ............     194,000     115,000      115,000
Granted ...................................        --        85,000         --
Exercised (exercise price of $4.375) ......        --        (6,000)        --
                                               --------    --------     --------
Outstanding, end of year ..................     194,000     194,000      115,000
                                               ========    ========     ========

        The Company has adopted Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”) which, among other provisions, establishes an optional fair value method of accounting for stock-based compensation, including stock option awards. The Company has elected to adopt the disclosure only provisions of FAS 123, and continues to apply APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock-based compensation plans. The disclosure requirements of FAS 123 include providing pro forma net income and pro forma earnings per share as if the fair value based accounting method had been used to account for stock-based compensation cost for the effects of all awards granted in fiscal years beginning after December 31, 1994.

        The fair value of the options subject to the requirements of FAS 123 was estimated at the date of grant using a present value approach with the following weighted-average assumptions: risk free interest rate of 5%; no expected dividend yield; an estimated volatility of 35%; and an average expected life of the options of ten years. The estimated fair value of such options was $1.63 per share. The pro forma net income and related pro forma earnings per share effect from applying FAS 123 did not result in a material change to the actual results and earnings per share amounts reported.

12.     EMPLOYEE RETIREMENT PLANS:

        Effective October 1, 1991, the Company implemented two defined benefit retirement plans (the “Plan(s)”), one for employees covered by the contracts with the United Steelworkers of America (“hourly employees”) and one for substantially all other employees (“salaried employees”), except those employees at the Tennessee Facility. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees’ years of service and average compensation for a specified period of time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 (“ERISA”).

        In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures About Pension and Other Post-retirement Benefits” which revises employer’s disclosures about pension and other post-retirement benefits but does not change the measurement or recognition of those plans. The net pension cost for both non-contributory Company sponsored pension plans consists of the following components:

                                               Years Ended September 30,
                                            -----------------------------------
                                              1999         1998         1997
                                            ---------    ---------    ---------
Components of Net Periodic Pension Cost:
       Service cost .....................   $ 461,210    $ 423,984    $ 390,534
       Interest cost ....................     216,646      182,100      147,959
       Expected return on plan assets ...    (253,648)    (221,960)    (168,925)
       Recognized net actuarial gain ....        --         (1,468)        --
       Amortization of prior service cost       4,820        4,820        4,820
                                            ---------    ---------    ---------
       Net periodic pension cost ........   $ 429,028    $ 387,476    $ 374,388
                                            =========    =========    =========

        Other pension data for the Company sponsored plans follows:

                                                             September 30,
                                                        --------------------------
                                                           1999           1998
                                                        -----------    -----------
Change in Benefit Obligation:
       Benefit obligation at beginning of year ......   $ 3,110,562    $ 2,441,103
       Service cost .................................       461,210        423,984
       Interest cost ................................       216,646        182,100
       Actuarial (gain) loss ........................      (272,498)       115,552
       Benefits paid ................................       (89,860)       (52,177)
                                                        -----------    -----------
       Benefit obligation at end of year ............   $ 3,426,060    $ 3,110,562
                                                        ===========    ===========

Changes in Plan Assets:
       Fair value of plan assets at beginning of year   $ 2,833,937    $ 2,366,508
       Actual return on plan assets .................       538,615        132,673
       Employer contribution ........................       209,403        386,933
       Benefits paid ................................       (89,860)       (52,177)
                                                        -----------    -----------
       Fair value of plan assets at end of year .....   $ 3,492,095    $ 2,833,937
                                                        ===========    ===========

Reconciliation of Funded Status:
       Funded status ................................   $    66,035    $  (276,625)
       Unrecognized net actuarial (gain) loss .......      (542,062)        15,403
       Unrecognized prior service cost ..............        60,706         65,526
                                                        -----------    -----------
       Accrued pension liability ....................   $  (415,321)   $  (195,696)
                                                        ===========    ===========

        The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 1999 and 1998 measurement dates and include a discount rate of 7.75% and 7.00% per annum on valuing liabilities, respectively; long-term expected rate of return on assets of 9% per annum; and salary increases of 5% per annum for salaried employees.

        The Company recognized expenses of $275,000, $125,000, and $75,000 in fiscal 1999, 1998, and 1997, respectively, in connection with a defined contribution plan to which employees at the Louisiana Facility contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $135,000, $109,000, and $115,000 for fiscal 1999, 1998, and 1997, respectively, in connection with a defined contribution plan at the Tennessee Facility to which the employees contribute and the Company makes matching contributions based on employee contributions and profit sharing contributions based on employees’ annual wages.

13.     MAJOR CUSTOMERS:

        For the year ended September 30, 1999, one customer accounted for approximately 10% of total sales. No single customer accounted for 10% or more of total sales for the years ended September 30, 1998 and 1997.

14.     PREFERRED STOCK AND WARRANTS:

        In fiscal 1995, the Company issued 15,000 shares of its redeemable preferred stock and warrants to purchase six percent of the Company’s Class A Common Stock (or 822,422 shares) at a nominal amount. The Company valued the 15,000 shares of preferred stock sold at $12,121,520, after deducting $2,878,480 for the market value of the warrants. The holders were entitled to receive quarterly dividends at a rate of 14.5% per annum. In connection with the refinancing transaction in fiscal 1998, the preferred stock was redeemed resulting in a loss of $2.4 million from prepayment penalties and the write-off of certain deferred costs. During fiscal 1998 and 1997, the Company recorded $306,886 and $424,919, respectively, in discount accretion on the preferred stock. The warrants remain outstanding.

15.     COMMON STOCK:

        Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock have 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers. The Class B Common Stock is held by an entity that is controlled by certain directors and one officer of the Company. The Company’s ability to pay certain levels of dividends is subject to restrictive covenants under the indenture governing the Company’s 9.5% Notes and the Company’s line of credit.

        Under the Restated Certificate of Incorporation of the Company, upon issuance of shares of Class A Common Stock of the Company for any reason, the holders of Class B Common Stock have the right to purchase additional shares of Class B Common Stock necessary to maintain, after the issuance of such additional shares of Class A Common Stock, the ratio that the Class B Common Stock bears to the aggregate number of shares of common stock outstanding immediately prior to the additional issuance of the shares of Class A Common Stock, for such consideration per share equal to the fair market value of consideration per share being paid for the Class A Common Stock being issued. The impact of these rights has been considered in the Company’s computation of other common stock equivalents for purposes of determining diluted earnings per share.

16.     MISCELLANEOUS:

        Miscellaneous income (expense) for the years ended September 30 included the following:

                                           1999          1998           1997
                                       -----------   -----------    -----------
Discount earned ....................   $   209,236   $   231,180    $   174,089
Allowance for doubtful accounts ....       211,212      (268,626)      (143,393)
Other income (expense) .............       107,398    (1,262,916)       156,020
                                       -----------   -----------    -----------
 ...................................   $   527,846   $(1,300,362)   $   186,716
                                       ===========   ===========    ===========

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

17.     QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                           Fiscal Year 1999 Quarters
                                                     -----------------------------------------
                                                     First     Second       Third       Fourth
                                                     -----     ------       -----       ------
                                                      (in thousands, except per share data)
Net sales .....................................   $ 47,414    $ 49,888    $ 54,825    $ 54,246
Gross margin ..................................      8,016       5,919       6,216       5,425
Income before income tax ......................      3,985       1,590       2,140       1,634
Net income ....................................      2,590       1,033       1,390       1,064
Net income per common share ...................        .19         .08         .10         .08

                                                           Fiscal Year 1998 Quarters
                                                     -----------------------------------------
                                                     First     Second       Third       Fourth
                                                     -----     ------       -----       ------
                                                      (in thousands, except per share data)
Net sales .....................................   $ 66,348    $ 65,836    $ 59,606    $ 62,091
Gross margin ..................................      8,138       8,430       9,449      14,131
Income before income tax and extraordinary item      4,601       4,915       4,847      10,289
Income before extraordinary item ..............      4,507       4,811       4,747      21,541
Extraordinary item ............................       --          --        (5,507)       --
Net income (loss) .............................      4,507       4,811        (760)     21,541
Loss on redemption of preferred stock .........       --          --        (2,429)       --
Dividends and accretion on preferred stock ....       (650)       (654)       (564)       --
Income (loss) applicable to common shares .....      3,857       4,157      (3,753)     21,541
Income (loss) per common share ................        .28         .30        (.29)       1.57

BAYOU STEEL CORPORATION

Report of Independent Public Accountants

To the Stockholders of
Bayou Steel Corporation:

        We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiaries as of September 30, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

New Orleans, Louisiana
   November 12, 1999