Form 10-K, Exhibit 13
period 2000-09-30
BAYOU STEEL CORP
filed 2000-12-05
CIK 807877

Exhibit 13.1

BAYOU STEEL

Corporation

2000

Annual Report

BAYOU STEEL CORPORATION

FINANCIAL HIGHLIGHTS

Year Ended September 30,	2000	1999	1998

FOR THE YEAR:
Net Sales	$ 202,498,005	$ 206,372,868	$ 253,880,835
Income:
Income (Loss) Before Income Tax and
Extraordinary Item	(5,576,892)	9,349,261	24,651,738
Income (Loss) Before Income Tax and
Extraordinary Item Per Common Share	(0.43)	0.68	1.80
Net Income (Loss)	(5,576,892)	6,077,019	30,098,853
Net Income (Loss) Per Common Share	(0.43)	0.44	2.19
Cash Provided by (Used in):
Operating Activities	(211,964)	13,718,456	29,838,596
Capital Expenditures	(11,683,156)	(16,656,002)	(8,265,418)
Financing Activities	(1,750,000)	—	11,484,200
EBITDA(1)	$ 15,199,772	$ 28,562,300	$ 42,521,568

AT YEAR END:
Cash	$ 17,446,189	$ 31,091,309	$ 34,028,855
Working Capital	98,106,732	106,320,563	106,625,714
Liquidity(2)	57,446,189	81,091,309	82,228,855
Net Property, Plant and Equipment	112,518,016	109,744,805	100,843,984
Total Assets	243,259,048	248,549,969	249,778,196
Long-Term Debt	119,127,333	119,013,093	118,898,853
Common Stockholders’ Equity	96,089,812	103,416,704	97,339,685
Stockholders’ Equity Per Common Share	7.45	7.54	7.09

OTHER DATA:
Shipment Tons	623,583	637,366	687,482
Employees	580	575	580

(1)	EBITDA is defined as income before extraordinary items plus interest expense, income taxes, depreciation, and amortization. EBITDA provides additional information and trends for determining the Company’s ability to meet debt service requirements. EBITDA does not represent and should not be considered an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and other companies may use different definitions.

(2)	Liquidity is defined as the amount available under the Company’s line of credit agreement plus cash. Effective September 30, 2000, the Company reduced the line of credit to $40 million.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial Condition
and Results of Operation

GENERAL

     Bayou Steel Corporation (the “Company”) is a leading producer of light structural shapes and merchant bar steel products. The Company owns and operates a steel minimill and a stocking warehouse on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations directly accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”) also accessible through the Mississippi River waterway system. The Company produces merchant bar and light structural steel products ranging in size from three to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to four inches at the Tennessee Facility. The Company’s products are used for a wide range of commercial and industrial applications, including the construction and maintenance of petrochemical plants, barges and light ships, railcars, trucks and trailers, rack systems, tunnel and mine support products, joists, sign and guardrail posts for highways, power and radio transmission towers, and bridges.

     Steel service centers, the Company’s primary customer base, warehouse steel products from various minimills and integrated mills and sell combinations of products from different mills to their customers. Some steel service centers also provide additional labor-intensive value-added services such as fabricating, cutting or selling steel by the piece rather than by the bundle.

RESULTS OF OPERATIONS

     The Company reported an operating profit of $3.8 million in fiscal 2000 compared to $18.4 million in the prior year. The $14.6 million decrease is due to both commercial and operational issues. First, a decrease in metal margin (the difference between the cost of the raw material steel scrap and the selling price of the finished product) reduced margins by $7.3 million. Second, a 2% reduction in shipment volume cost $1.1 million. Third, higher operational cost per ton adversely affected operating results by $4.7 million. Lastly, a write down of inventory at the Tennessee Facility to the current depressed selling price resulted in a noncash charge of $2.8 million.

     The unprecedented level of imports over the last two years has adversely impacted the steel market and, as a result, the Company is experiencing the lowest selling price in seven years. The Company’s shipment volumes have been reduced to levels that have required reduced operations at both rolling mills throughout a substantial portion of this year in efforts to minimize an inventory build-up.

     Fiscal 2000 shipments were off 13,783 tons from the already depressed prior year level. The average selling price decreased from a high of $333 per ton for the second quarter of fiscal 2000, when it appeared that the barrage of imports was subsiding, to $295 per ton for the fourth quarter. Subsequent to fiscal year end, the selling price decreased an additional $5 to $10 per ton. Steel scrap prices (a major component of cost of sales) generally trend with the Company’s average selling price, and this was the case throughout the first three quarters of the year. However, the dramatic decrease in selling prices in the fourth quarter was not matched by the scrap market. This market condition resulted in a decrease in metal margin from fiscal 1999 of $12 per ton for the year, with the most significant portion of the decline coming in the fourth quarter of fiscal 2000 when the metal margin plunged $31 per ton from the immediate preceding quarter. These low margins are anticipated to continue for the next several months as the average selling price is expected to remain depressed while scrap prices may trend downward slightly. The metal margin dropped $17 per ton in the fourth quarter as compared to the fiscal 1999 fourth quarter.

     Higher operating cost per ton had a significant impact on the current year operating results. First, the rising price of energy, both electrical power and natural gas, has increased over $3 million in fiscal 2000 compared to fiscal 1999, most of which occurred in the fourth quarter of fiscal 2000. Second, both rolling mills operated at reduced levels during the current year. By operating at these levels with the objective of better managing inventory on hand, fixed cost per ton increased resulting in higher cost per ton and therefore cost of sales.

     In fiscal 1999, the Company reported operating profit of $18.4 million compared to $33.9 million in fiscal 1998. The decline in earnings resulted from decreased shipments and lower average selling prices attributable to steel imports. Shipments decreased by 50,116 tons or 7% in fiscal 1999 while the average selling price decreased by $44 per ton or 12%. Offsetting part of this unfavorable trend was a continued weakness in the steel scrap price. In the second half of fiscal 1998, the price of steel scrap began to decline to levels that had not been experienced since 1993. Prices remained steady throughout fiscal 1999 rising moderately in the fourth fiscal quarter. Compared to fiscal 1998, the Company’s fiscal 1999 steel scrap cost decreased $33 per ton or 26%. The net impact of the change in the average selling price and steel scrap cost was an $11 per ton reduction in metal margin during fiscal 1999 compared to 1998.

     The Company began to experience competition from imports within its product range in the second half of fiscal 1999. Steel service centers reacted to the supply of low priced foreign steel as well as their own record high inventory levels by reducing orders from domestic mills and the mills reduced prices to stimulate shipments and compete with imports. Market conditions required the Company to reduce operations at its rolling mills during fiscal 1999, the result of which reduced inventory levels but increased conversion cost. Despite the adverse impact of steel imports, the Tennessee Facility, which was purchased and restarted in late fiscal 1995, was profitable in fiscal 1999 for its second consecutive year and experienced record shipments, productivity, and conversion cost.

     The following table sets forth shipment and sales data:

	Years Ended September 30,
	2000	1999	1998
Shipment Tons	623,583	637,366	687,482
Net Sales (in thousands)	$202,498	$206,373	$253,881
Average Selling Price Per Ton	$ 320	$ 320	$ 364

Sales

     Net sales in fiscal 2000 decreased by 2% from the already low fiscal 1999 level. The further decline was due to a 13,783 ton decrease in shipments while the average selling price remained flat. The decrease in sales volume is due to the continued impact of imports that has resulted in increased supply and competition for domestic minimills. Opportunistically, customers increased inventories with inexpensive imports while domestic producers lowered prices to reduce their inventories, maintain market share, and move incremental capacity increases. As a result, the Company’s average selling prices declined to a seven year low in the fourth fiscal quarter. Due to the severe decrease in shipments in the fourth quarter as customers worked down their record high inventory levels and the Company’s anticipated short term market outlook, the Company further reduced operations at its Louisiana rolling mill and melting operations subsequent to year end. Rising inventory levels and slumping sales forced the Company to reduce its workforce in Louisiana to achieve the production cutback. Additionally, the Company plans to take a short shutdown at the end of the first quarter to further control inventory levels. Because these events are subsequent to year end, the statement of operations for fiscal 2000 does not reflect the associated cost. The cost is not expected to materially impact the results of operations for the first quarter of fiscal 2001.

     Net sales in fiscal 1999 decreased by 19% or $48 million compared to fiscal 1998 due to a 50,116 ton decrease in shipments and an average selling price decrease of $44 per ton. Two primary factors account for these changes. First, in fiscal 1998 the Company benefitted from a strong domestic economy that produced record shipments and favorable selling prices. Second, in fiscal 1999 the impact of imported steel adversely affected both shipments and selling prices.

Cost of Sales

     Cost of sales was 95% of sales in fiscal 2000 compared to 88% in fiscal 1999. The increase was due to several factors. First, the average selling price for the year remained constant while the cost of scrap increased by $13 per ton. Second, due to the declining selling prices in the fourth fiscal quarter and subsequent to year end, the Company recorded a $2.8 million noncash charge to reduce the carrying value of certain inventories at the Tennessee Facility to their estimated net realizable value. Third, during fiscal 2000, the cost of additives, alloys, and fluxes increased by 10% because consumption increased while the Company worked through the learning curve as it integrated its new melting operations capital into daily operations. Fourth, due in part to the high cost of electricity and natural gas and the reduced rolling mill operating modes, conversion cost (the cost to convert steel scrap into billets and billets into finished products) at the Louisiana and Tennessee Facilities increased 6% and 5%, respectively. The higher energy prices have continued into early fiscal 2001. The increase in cost of sales as a percent of sales was offset by approximately 1% through proceeds from the settlement of previously disputed production cost.

     Cost of sales was 88% of sales in fiscal 1999 compared to 84% in fiscal 1998. The increase was primarily due to the average selling price decreasing more than the steel scrap cost. Additionally, conversion cost increased at the Louisiana Facility by 4% due to the start-up and learning curve associated with the installation of capital improvements and the reduced mode of operations. The capital programs are expected to eventually increase the Company’s melting capacity by 40,000 tons annually and improve productivity and performance. Conversion cost at the Tennessee Facility decreased by 7% to a record low despite the reduced mode of operations during the year.

     Raw Material. Steel scrap is the principal raw material used in the melting operations at the Louisiana Facility and is a significant component of the semi-finished product billets which are used by both rolling mills. During fiscal 2000, steel scrap cost increased 14% as the market for this commodity rebounded somewhat from the depressed level of last year when cost fell 26% as a result of export demand decreasing sharply providing greater domestic supply and lower prices. The Company anticipates that scrap prices will decline moderately in the first fiscal quarter of 2001.

     The Company has controlled the availability and the cost of steel scrap to some degree by producing its own shredded and cut grade scrap through its scrap processing division. The division currently supplies 30% of the Company’s steel scrap requirements compared to 19% in fiscal 1999. The Company expects this operation to provide a greater percentage of its requirements over the next several years.

     AAF. Another raw material is additives, alloys, and fluxes (“AAF”). AAF cost increased by 10% in fiscal 2000 compared to a 10% decrease in fiscal 1999. The increase is primarily attributable to consumption in fiscal 2000 as the Company worked through the learning curve related to the capital installed in the melting operations in fiscal 1999 and early 2000.

     Conversion Cost. Conversion cost includes labor, energy, maintenance material, and supplies used to convert raw material into billets and billets into finished product. Conversion cost per ton at the Louisiana Facility increased 6% in fiscal 2000 and 4% in fiscal 1999 compared to the respective prior years. At the Tennessee Facility, conversion cost per ton increased 5% in fiscal 2000 while in fiscal 1999 conversion cost decreased 4% compared to the respective prior years.

     The increase in conversion cost at the Louisiana Facility in fiscal 2000 was a result of two factors. First, due to high inventory levels and market conditions, operating hours in the rolling mill were reduced resulting in fewer tons produced and increased fixed cost per ton. Second, the rising cost of natural gas and electrical power increased conversion cost approximately 4% over that of the prior year.

     The 4% increase in conversion cost at the Louisiana Facility in fiscal 1999 compared to fiscal 1998 was caused by higher fixed cost per ton due to reducing operations in response to the influx of imports. Additionally, costs were higher due to the learning curve and mechanical problems associated with the employment of certain capital and this continued into fiscal 2000.

     Conversion cost at the Tennessee Facility increased by 5% in fiscal 2000 compared to the prior year record low due to escalating natural gas prices and maintenance spending on certain major equipment. During the year, operations were suspended for three weeks due to a major equipment failure. After operations were restarted, the Company experienced an increase in maintenance spending on this equipment for the remainder of the year. As part of the long-term capital program, new equipment will be installed in the spring of 2001 which is expected to reduce maintenance cost and improve reliability. Until such time, the current level of maintenance spending is expected to continue.

     In the fourth quarter of fiscal 2000, the Company undertook a major project designed to improve operating efficiencies and effectiveness. A key objective of the project is the implementation of operational enhancements to provide the realization of long-term cost efficiencies. The Company incurred approximately $1 million in consulting fees in the fourth quarter to effect change designed to enhance its operating environment and the management efficiency and cost effective utilization objectives of its personnel. The project is expected to be completed early in the second quarter of fiscal 2001 and additional costs of approximately $1 million are anticipated through the duration of the project. While the Company expects that this program will provide certain significant cost benefits beginning in the second fiscal quarter and extending thereafter, there can be no assurance that such benefits will be achieved.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased slightly in fiscal 2000 while in fiscal 1999 they increased $0.9 million. The increase in the prior year was due to an increase in legal activity as the Company settled several significant issues during the year and increased its outside sales force and Tennessee Facility staffing.

Interest Expense and Miscellaneous

     Interest expense increased slightly in fiscal 2000 due to the capitalization of less interest as activity on major capital projects concluded during the year. Comparing fiscal 1999 to 1998, interest expense increased $1.8 million due to the prior year refinancing transaction in which the Company extinguished its existing debt and preferred stock and issued one instrument with a greater face value but a lower interest rate and less restrictive covenants. Excess cash generated from operations in 1999 and 1998, in addition to the excess proceeds from the refinancing transaction, yielded liquidity that the Company could invest resulting in increased interest income in fiscal 2000 and 1999 compared to the prior respective years.

     Included in miscellaneous expense for fiscal 1998 is $1.3 million of costs related to the terminated acquisition of a minimill producer of structural steel, rod, and wire products. The Company had no other significant expenses related to acquisitions.

Provision for Income Taxes

     In fiscal 1998, the Company recorded an adjustment to its net deferred tax asset valuation allowance due in part to the Company’s long-term outlook at that time and the expiration of a tax-favored lease agreement. Accordingly in fiscal 1999, the Company provided for income taxes at the 35% statutory tax rate, although its cash tax requirement was limited to the 2% alternative minimum tax because of its net operating loss carryforward position. No tax benefit was recognized related to the Company’s fiscal 2000 operating loss. As of September 30, 2000, the Company has $8.1 million of recorded net deferred tax assets. The deferred tax asset position is net of a valuation allowance of approximately $36.6 million. The Company periodically assesses the carrying value of its net deferred tax assets. Such an assessment includes many factors, including changing market conditions, that could impact this assessment over time and may result in positive or negative adjustments to the deferred tax asset valuation allowance in the future that would ultimately affect net income.

Extraordinary Item

     During fiscal 1998, the Company refinanced its previous indebtedness and recorded a $5.5 million loss on the early retirement of debt.

Net Income

     In fiscal 2000 and 1999, profitability of the Company decreased $11.7 million and $24 million, respectively, compared to the prior year periods. The decreases are due to fewer tons shipped, decreased metal margin and increased conversion cost. In fiscal 1999, the decrease from the prior year was further impacted by the realization of certain tax benefits related to the Company’s net operating loss carryforward position in fiscal 1998. Based on current market conditions, the Company expects to incur a loss in the first quarter of fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

     Operating Cash Flow. As of September 30, 2000 the Company had $17.4 million of cash investments and no borrowings under its line of credit. Over the next year, the Company expects to substantially reduce inventories and maintain its positive cash balances due to the reduced mode of operations at current shipment levels. In fiscal 2000 no cash was provided by operations due in large part to operating losses and the increase in inventories. During fiscal 1999, cash provided by operations was $11.1 million due to operating income and reductions in accounts receivable offset by reductions in accounts payable and other liabilities. Cash provided by operations in fiscal 1998 was primarily from operating income with offsetting changes in working capital. After its semi-annual interest payment on its outstanding debt, the Company had nearly $11 million in high quality liquid investments on November 28, 2000.

     Capital Expenditures. Capital expenditures totaled $11.6 million, $16.7, and $8.3 million in fiscal 2000, 1999, and 1998, respectively. The increased activity in fiscal 2000 and 1999 was directed towards cost reductions, productivity enhancements and plant maintenance. The Company has substantially completed its long-term program to increase melting capacity and, given current market conditions, intends for its capital programs over the next twelve months to be directed towards maintenance programs which are expected to require approximately $2 million. In addition, approximately $5 to $6 million remains committed on several cost-saving capital projects which have long lead times for ordering equipment.

     Financing. The Company, in a private transaction during fiscal 2000, paid $1.75 million to redeem and cancel an outstanding warrant to purchase 822,422 shares of its common stock at a nominal price. Effective September 30, 2000, the Company amended its line of credit agreement. The amendment decreased the amount available from $50 million to $40 million primarily to decrease the amount expended on commitment fees. There are no borrowings under the line of credit. The amendment also revised certain financial performance covenants and definitions under the agreement to provide the Company more flexibility during the next few quarters. Unless industry market conditions improve, the Company expects that it may have to seek another amendment during fiscal 2001.

     In fiscal 1998, the Company completed a refinancing transaction whereby it issued $120 million of first mortgage notes due in 2008. The proceeds were used to repay its previously existing first mortgage notes and term loan, redeem preferred stock, and accumulate cash for general corporate purposes.

     The Company believes that its current cash balance, internally generated funds, and the line of credit will be adequate to meet its foreseeable long-term liquidity needs.

Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to certain market risks that are inherent in financial instruments arising from transactions that are entered into in the normal course of business. The Company does not enter into derivative financial instrument transactions to manage or reduce market risk or for speculative purposes but is subject to interest rate risk on its long-term fixed interest rate first mortgage notes. The revolving credit facility has a variable interest rate which reduces the potential exposure of interest rate risk. The fair market value of debt with a fixed interest rate generally will increase as interest rates fall given consistency in all other factors. Conversely, the fair market value of debt will decrease as interest rates rise.

     The Company maintains $120 million of first mortgage notes which accrue interest at 9.5% per annum and mature in 2008. There are no scheduled principal payments under the notes prior to the maturity date. However, all or some of the notes may be redeemed at a premium after May 15, 2003. The fair value of the notes on September 30, 2000 was approximately $92 million.

Recent Accounting Pronouncements

     In fiscal 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101. This bulletin, which is effective for fiscal 2001, establishes guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has determined that its existing revenue recognition practices comply with the guidance in this bulletin.

     The provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No.‘s 137 and 138, were effective as of October 1, 2000 for the Company. These statements provide a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company currently has no investments or other financial obligations that qualify as derivatives nor hedging transactions, therefore adoption of this standard did not impact the Company’s financial position or results of operations.

OTHER COMMENTS

Forward-Looking Information, Inflation and Other

     This document contains various “forward-looking” statements which represent the Company’s expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: changes in the price of supplies, power, natural gas, or purchased billets; changes in the selling price of the Company’s finished products or the purchase price of steel scrap; changes in demand due to imports or a general economic downturn; cost overruns or start-up problems with capital expenditures; weather conditions in the market areas of the finished product distribution; unplanned equipment outages; realization of cost benefits from internal operational enhancement initiatives; and changing laws affecting labor, employee benefit costs and environmental and other governmental regulations.

     The Company is subject to increases in the cost of energy, supplies, salaries and benefits, additives, alloys, and steel scrap due to inflation. Finished goods prices are influenced by supply, which varies with steel mill capacity and utilization, import levels, and market demand.

     There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position.

Environmental Matters

     The Company is subject to various federal, state, and local laws and regulations. See Footnote 11 to the Company’s Consolidated Financial Statements and the “Business-Environmental Matters” contained in the Company’s Annual Report on Form 10-K.

BAYOU STEEL CORPORATION Consolidated Balance Sheets ASSETS

	September 30,
	2000	1999
CURRENT ASSETS:
Cash and cash equivalents	$ 17,446,189	$ 31,091,309
Receivables, net of allowance for doubtful accounts	22,531,235	23,650,668
Inventories	79,083,257	72,567,304
Deferred income taxes	6,044,176	4,636,522
Prepaid expenses	1,043,778	494,932

Total current assets	126,148,635	132,440,735

PROPERTY, PLANT AND EQUIPMENT:
Land	3,790,399	3,790,399
Machinery and equipment	153,361,698	146,321,994
Plant and office building	24,876,420	23,372,143

	182,028,517	173,484,536
Less--Accumulated depreciation	(69,510,501)	(63,739,731)

Net property, plant and equipment	112,518,016	109,744,805

DEFERRED INCOME TAXES	2,058,887	3,466,541
OTHER ASSETS	2,533,510	2,897,888

Total assets	$ 243,259,048	$ 248,549,969

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$ 19,581,353	$ 16,618,555
Interest payable	4,275,000	4,275,000
Accrued liabilities	4,185,550	5,226,617

Total current liabilities	28,041,903	26,120,172

LONG-TERM DEBT	119,127,333	119,013,093

COMMITMENTS AND CONTINGENCIES
COMMON STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value—
Class A: 24,271,127 authorized and
10,619,380 outstanding shares	106,194	106,194
Class B: 4,302,347 authorized and
2,271,127 outstanding shares	22,711	22,711
Class C: 100 authorized and outstanding shares	1	1

Total common stock	128,906	128,906
Paid-in capital	46,045,224	47,795,224
Retained earnings	49,915,682	55,492,574

Total common stockholders’ equity	96,089,812	103,416,704

Total liabilities and common stockholders’ equity	$ 243,259,048	$ 248,549,969

The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION Consolidated Statements of Operations

	Year Ended September 30,
	2000	1999	1998
NET SALES	$ 202,498,005	$ 206,372,868	$ 253,880,835
COST OF SALES	191,607,687	180,797,092	213,732,410

GROSS MARGIN	10,890,318	25,575,776	40,148,425

SELLING, GENERAL AND ADMINISTRATIVE	7,051,505	7,155,071	6,219,020
OPERATING PROFIT	3,838,813	18,420,705	33,929,405

OTHER INCOME (EXPENSE):
Interest expense	(11,388,101)	(11,035,956)	(9,228,551)
Interest income	1,501,654	1,436,666	1,251,246
Miscellaneous	470,742	527,846	(1,300,362)

	(9,415,705)	(9,071,444)	(9,277,667)

INCOME (LOSS) BEFORE INCOME TAX AND
EXTRAORDINARY ITEM	(5,576,892)	9,349,261	24,651,738
PROVISION (BENEFIT) FOR INCOME TAX	—	3,272,242	(10,954,000)

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	(5,576,892)	6,077,019	35,605,738
EXTRAORDINARY ITEM	—	—	(5,506,885)

NET INCOME (LOSS)	(5,576,892)	6,077,019	30,098,853
REDEMPTION OF PREFERRED STOCK	—	—	(2,429,105)
DIVIDENDS ON PREFERRED STOCK	—	—	(1,868,118)

INCOME (LOSS) APPLICABLE
TO COMMON SHARES	$ (5,576,892)	$ 6,077,019	$ 25,801,630

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING:
BASIC	12,890,607	12,890,607	12,886,107
DILUTED	12,890,607	13,713,029	13,723,009
INCOME (LOSS) PER COMMON SHARE:
BASIC	$ (.43)	$ .47	$ 2.00
DILUTED	$ (.43)	$ .44	$ 1.88
The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION Consolidated Statements of Cash Flows

	Year Ended September 30,
CASH FLOWS FROM OPERATING ACTIVITIES:	2000	1999	1998
Net income (loss)	$ (5,576,892)	$6,077,019	$30,098,853
Extraordinary item	—	—	5,506,885
Depreciation	8,909,945	7,755,181	7,907,867
Amortization	478,618	421,902	733,412
Provision for (reduction in) losses on accounts receivable .	(29,482)	(211,212)	268,626
Provision for lower of cost or market inventory reserve	2,754,494	—	—
Deferred income taxes	—	3,131,678	(11,240,445)
Changes in working capital:
Decrease (increase) in receivables	1,148,915	3,755,204	(301,230)
(Increase) decrease in inventories	(9,270,447)	460,688	(8,353,572)
(Increase) in prepaid expenses	(548,846)	(252,518)	(3,253)
Increase (decrease) in accounts payable	2,962,798	(3,679,831)	(1,193,191)
(Decrease) increase in interest payable
and accrued liabilities	(1,041,067)	(3,739,655)	6,414,644

Net cash (used in) provided by operations	(211,964)	13,718,456	29,838,596

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(11,683,156)	(16,656,002)	(8,265,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term debt and early retirement cost	—	—	(86,678,456)
Proceeds from issuance of long-term debt	—	—	118,857,600
Redemption of warrant	(1,750,000)	—	—
Payments of preferred stock, dividends and
early retirement cost	—	—	(17,386,232)
Stock options exercised	—	—	26,250
Debt issue and other costs	—	—	(3,334,962)

Net cash (used in) provided by financing activities	(1,750,000)	—	11,484,200

NET (DECREASE) INCREASE IN CASH	(13,645,120)	(2,937,546)	33,057,378
CASH, beginning balance	31,091,309	34,028,855	971,477

CASH, ending balance	$ 17,446,189	$ 31,091,309	$ 34,028,855

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the period for:
Interest (net of amounts capitalized)	$11,372,984	$11,079,578	$ 6,326,880
Income taxes	$ 113,837	$ 363,445	$ 40,394
The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION Consolidated Statements of Changes in Equity

	Common Stock
	Class A	Class B	Class C	Paid-In Capital	Retained Earnings	Stockholders’ Equity
BEGINNING BALANCE,
September 30, 1997	$106,134	$22,711	$1	$ 47,769,034	$ 23,613,925	$ 71,511,805
Net income	—	—	—	—	30,098,853	30,098,853
Loss on redemption of
preferred stock	—	—	—	—	(2,429,105)	(2,429,105)
Stock options exercised	60	—	—	26,190	—	26,250
Dividends on preferred stock	—	—	—	—	(1,561,232)	(1,561,232)
Accretion on preferred stock	—	—	—	—	(306,886)	(306,886)

ENDING BALANCE,
September 30, 1998	106,194	22,711	1	47,795,224	49,415,555	97,339,685
Net income	—	—	—	—	6,077,019	6,077,019

ENDING BALANCE,
September 30, 1999	106,194	22,711	1	47,795,224	55,492,574	103,416,704
Net loss	—	—	—	—	(5,576,892)	(5,576,892)
Redemption of warrant	—	—	—	(1,750,000)	—	(1,750,000)

ENDING BALANCE,
September 30, 2000	$106,194	$22,711	$1	$ 46,045,224	$ 49,915,682	$ 96,089,812

The accompanying notes are an integral part of these consolidated statements.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements September 30, 2000 and 1999

1.	NATURE OF OPERATIONS:

     Bayou Steel Corporation (the “Company”) owns and operates a steel minimill and a stocking warehouse on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”). The Louisiana Facility produces merchant bar and light structural steel products and the Tennessee Facility produces merchant bar products. The Company’s customer base is comprised of steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments of approximately 9% to Canada and Mexico.

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

Inventories

     Inventories are carried at the lower of cost or market. Inventory cost for steel scrap, billets and finished product is determined on the last-in, first-out (LIFO) method and operating supplies on the average cost method.

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

Plant Turnaround Cost

     The Company currently utilizes the accrue in advance method of accounting for periodic planned major maintenance activities (plant turnaround cost). As is typical in the industry, certain major maintenance items require the shutdown of an entire facility or a significant portion thereof to perform periodic overhauls and refurbishment activities necessary to sustain production. The Company accrues a liability for the estimated amount of these planned shutdowns. As of September 30, 2000 and 1999, $0.3 million and $1.2 million, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets related to planned future plant turnaround cost.

Contingencies

     The Company accounts for all contingencies, including the potential environmental liabilities discussed in Note 11, in accordance with the provisions of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” which, among other things, requires the Company to accrue for estimated loss contingencies if: (a) it is probable that a liability has been incurred, and (b) the amount can be reasonably estimated.

Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

     The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that its credit risk exposure is minimal due to the ongoing review of its customers’ financial condition, its sizeable customer base, and the geographical dispersion of its customer base. Historically, credit losses have not been significant. At September 30, 2000 and 1999, the Company maintained an allowance for doubtful receivables of approximately $522,000 and $551,000, respectively. The Company invests excess cash in high-quality short-term financial instruments.

Operating Lease Commitments

     The Company has no significant operating lease commitments that are considered material to the financial statement presentation.

Extraordinary Item

     As discussed in Notes 5 and 6, in fiscal 1998 the Company refinanced its indebtedness and incurred a loss on the early retirement of debt which is reflected in the accompanying consolidated statements of operations as an extraordinary item.

Reclassifications

     Certain reclassifications have been made to the prior period financial statements to conform to current period classifications. Due to the nature of the asset, the Company reclassified the cost associated with its mill rolls from current assets to property, plant and equipment and the associated provision for mill roll consumption to depreciation expense. The reclassification affected depreciation expense by $2.1 million for each of the years ended September 30, 1999 and 1998 but did not change the previously stated operating income for those years.

Recent Accounting Pronouncements

     In fiscal 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101. This bulletin, which is effective for fiscal 2001, establishes guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has determined that its existing revenue recognition practices comply with the guidance in this bulletin.

     The provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No.‘s 137 and 138, were effective as of October 1, 2000 for the Company. These statements provide a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company currently has no investments or other financial obligations that qualify as derivatives or hedging transactions, therefore adoption of this standard did not impact the Company’s financial position or results of operations.

3.	INVENTORIES:

Inventories as of September 30 consist of the following:

	2000	1999
Steel scrap	$ 3,549,668	$ 4,738,110
Billets	13,237,357	7,923,519
Finished product	51,174,618	43,063,027
LIFO adjustments	592,655	5,689,596

	68,554,298	61,414,252
Operating supplies	10,528,959	11,153,052
	—	—
	$79,083,257	$72,567,304

     At September 30, 2000 and 1999, first-in, first-out inventories were $68 million and $55.7 million, respectively. There were increments in the LIFO inventories in fiscal 2000 and 1999. During fiscal 2000, the Company recorded a $2.8 million lower of LIFO cost or market reserve which is included as a reduction of finished product inventory as of September 30, 2000.

4.	PROPERTY, PLANT AND EQUIPMENT:

     Capital expenditures totaled $11.7 million, $16.7 million, and $8.3 million in fiscal 2000, 1999, and 1998, respectively. As of September 30, 2000, the estimated cost to complete authorized projects under construction or contract approximated $6 million due to the long lead time of certain capital projects. The Company capitalized interest of $27,000, $320,000, and $103,000 during the years ended September 30, 2000, 1999, and 1998, respectively, related to qualifying assets under construction. Depreciation expense for the years ended September 30, 2000, 1999 and 1998 was $8,909,945, $7,755,181, and $7,907,867, respectively.

5.	OTHER ASSETS:

     Other assets consist of financing costs associated with the issuance of long-term debt and the revolving line of credit which are amortized over the terms of the respective agreements. During fiscal 1998, the Company completed a refinancing transaction and amended and restated its line of credit resulting in the write-off of $2,369,000 of other assets related to its previously existing deferred financing costs. This charge is included as a component of the extraordinary loss on early retirement of debt. In connection with this transaction, the Company capitalized $3,335,000 of new deferred financing costs. Amortization of other assets was $364,000, $308,000, and $733,000 for the years ended September 30, 2000, 1999, and 1998, respectively. Other assets are reflected in the accompanying consolidated balance sheets net of accumulated amortization of $801,000 and $437,000 at September 30, 2000 and 1999, respectively.

6.	LONG-TERM DEBT:

     The First Mortgage Notes (the “Notes”) which have a stated face value of $120 million are senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on existing real property, plant and equipment, and most additions or improvements thereto at the Louisiana Facility. The indenture under which the Notes are issued contains covenants, including an interest expense coverage ratio, which restrict the Company’s ability to incur additional indebtedness, make certain levels of dividend payments, or place liens on the assets acquired with such indebtedness.

     The Notes, which bear interest at the stated rate of 9.5% per annum (9.65% effective rate), are due 2008 with semi-annual interest payments due May 15 and November 15 of each year. Subject to certain exceptions, the Company may not redeem the Notes before May 15, 2003. On and after such date, the Company may, at its option, redeem the Notes, in whole or in part, initially at 104.75% of the principal amount, plus accrued interest to the date of redemption, declining ratably to par on May 15, 2006.

     The Notes are presented in the accompanying consolidated balance sheets, net of the original issue discount of $1,142,400, which is being amortized over the life of the notes using the straight-line method which does not materially differ from the interest method. The fair value of the Notes on September 30, 2000 and 1999 was approximately $92 million and $113 million, respectively.

     In fiscal 1998, the Company completed a refinancing transaction incurring certain prepayment penalties and writing off previously deferred financing costs, the results of which are reflected in a $5.5 million extraordinary loss on the early retirement of debt in the accompanying consolidated statements of operations for the year ended September 30, 1998. No income tax benefit has been provided against the extraordinary loss because there was no incremental effect to the Company’s total tax provision as a result of the extraordinary loss due to the availability of previously unrecognized net operating loss tax benefits.

7.	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

     Bayou Steel Corporation (Tennessee) and River Road Realty Corporation, (collectively the “guarantor subsidiaries”), which are wholly-owned by and which comprise all of the direct and indirect subsidiaries of the Company, fully and unconditionally guarantee the Notes on a joint and several basis. The indenture governing the Notes provides certain restrictions on the ability of the guarantor subsidiaries to make distributions to the Company. The following are condensed consolidating balance sheets as of September 30, 2000 and 1999 and the related condensed consolidating statements of operations and cash flows for each of the three years in the period ended September 30, 2000 (in thousands).

Condensed Balance Sheets

	September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Current assets	$131,085	$26,121	$(31,057)	$126,149
Property and equipment, net	89,653	22,865	—	112,518
Other noncurrent assets	19,224	209	(14,841)	4,592

Total assets	$239,962	$49,195	$(45,898)	$243,259

Current liabilities	$ 24,745	$34,354	$(31,057)	$ 28,042
Long-term debt	119,127	—	—	119,127
Equity	96,090	14,841	(14,841)	96,090

Total liabilities and equity	$239,962	$49,195	$(45,898)	$243,259

	September 30, 1999
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Current assets	$131,462	$21,309	$(20,330)	$132,441
Property and equipment, net	88,320	21,425	—	109,745
Other noncurrent assets	26,178	236	(20,050)	6,364

Total assets	$245,960	$42,970	$(40,380)	$248,550

Current liabilities	$ 23,530	$22,920	$(20,330)	$ 26,120
Long-term debt	119,013	—	—	119,013
Equity	103,417	20,050	(20,050)	103,417

Total liabilities and equity	$245,960	$42,970	$(40,380)	$248,550

Condensed Statements of Operations

	Year Ended September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 162,636	$ 50,403	$(10,541)	$ 202,498
Cost of sales and administrative expense	(154,395)	(54,805)	10,541	(198,659)

Operating profit (loss)	8,241	(4,402)	—	3,839
Interest and other income (expense)	(13,818)	(807)	5,209	(9,416)

Net loss	$ (5,577)	$(5,209)	$ 5,209	$ (5,577)

	Year Ended September 30, 1999
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 165,224	$ 50,886	$(9,737)	$ 206,373
Cost of sales and administrative expense	(148,994)	(48,695)	9,737	(187,952)

Operating profit	16,230	2,191	—	18,421
Interest and other income (expense)	(7,368)	(800)	(904)	(9,072)

Income before income tax	8,862	1,391	(904)	9,349
Provision for income tax	(2,785)	(487)	—	(3,272)

Net income	$ 6,077	$ 904	$ (904)	$ 6,077

	Year Ended September 30, 1998
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 209,711	$ 52,747	$(8,577)	$ 253,881
Cost of sales and administrative expense	(178,832)	(49,696)	8,577	(219,951)

Operating profit	30,879	3,051	—	33,930
Interest and other income (expense)	(6,284)	(696)	(2,298)	(9,278)

Income before income tax and
extraordinary item	24,595	2,355	(2,298)	24,652
Benefit from income tax	10,954	—	—	10,954

Income before extraordinary item	35,549	2,355	(2,298)	35,606
Extraordinary item	(5,450)	(57)	—	(5,507)

Net income	30,099	2,298	(2,298)	30,099
Redemption of and dividends on
preferred stock	(4,297)	—	—	(4,297)

Income applicable to common shares	$ 25,802	$ 2,298	$(2,298)	$ 25,802

Condensed Statements of Cash Flows

	Year Ended September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$ (5,577)	$(5,209)	$ 5,209	$ (5,577)
Noncash items	8,009	4,105	—	12,114
Equity in loss of subsidiaries	5,209	—	(5,209)	—
Changes in working capital	(10,617)	3,868	—	(6,749)

Net cash from operating activities	(2,976)	2,764	—	(212)

Cash flows from investing activities:
Purchases of property and equipment	(8,919)	(2,764)	—	(11,683)

Cash flows from financing activities:
Redemption of warrant	(1,750)	—	—	(1,750)

Net change in cash	(13,645)	—	—	(13,645)
Cash, beginning of year	31,091	—	—	31,091

Cash, end of year	$ 17,446	$ —	$ —	$ 17,446

	Year Ended September 30, 1999
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$ 6,077	$ 904	$ (904)	$ 6,077
Noncash items	9,814	1,283	—	11,097
Equity in earnings of subsidiaries	(904)	—	904	—
Changes in working capital	(2,146)	(1,310)	—	(3,456)

Net cash from operating activities	12,841	(877)	—	13,718

Cash flows from investing activities:
Purchases of property and equipment	(15,779)	(877)	—	(16,656)

Net change in cash	(2,938)	—	—	(2,938)

Cash, beginning of year	34,029	—	—	34,029

Cash, end of year	$ 31,091	$ —	$ —	$ 31,091

	Year Ended September 30, 1998
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$ 30,099	$ 2,298	$(2,298)	$ 30,099
Noncash items	2,165	1,011	—	3,176
Equity in earnings of subsidiaries	(2,298)	—	2,298	—
Changes in working capital	(2,016)	(1,421)	—	(3,437)

Net cash from operating activities	27,950	1,888	—	29,838

Cash flows from investing activities:
Purchases of property and equipment	(7,326)	(939)	—	(8,265)

Cash flows from financing activities:
Net proceeds from debt issuance	12,433	(949)	—	11,484

Net change in cash	33,057	—	—	33,057

Cash, beginning of year	972	—	—	972

Cash, end of year	$ 34,029	$ —	$ —	$ 34,029

8.	SHORT-TERM BORROWING ARRANGEMENT:

     Concurrent with the refinancing transaction in fiscal 1998, the Company entered into an amendment and restatement of its revolving line of credit agreement which will be used for general corporate purposes. The terms of the amended and restated agreement call for available borrowings up to $50 million, including outstanding letters of credit, using a borrowing base of accounts receivable and inventory. Effective September 30, 2000, the Company amended this agreement to reduce the amount available to $40 million and to revise certain financial performance covenants and definitions for the next several quarters. Based on the borrowing base criteria, the net amount available as of September 30, 2000 was $40 million. The agreement is for five years and is secured by inventory and accounts receivable and bears interest on a sliding scale based on a quarterly leverage ratio, as defined. The terms of the agreement contain several operating and financial performance measurement covenants including a maximum debt to capitalization ratio, a minimum interest coverage ratio, minimum tangible net worth requirements and limits on the incurrence of certain other indebtedness. As of September 30, 2000 and 1999, there were no borrowings under the revolving line of credit facility.

9.	INCOME TAXES:

     As of September 30, 2000, for tax purposes, the Company had net operating loss carryforwards (“NOLs”) of approximately $130 million available to utilize against regular taxable income. The NOLs will expire in varying amounts through fiscal 2020 although most expire in fiscal 2011. Approximately $43 million of unutilized NOLs expired in fiscal 2000, and an additional $37 million of NOL’s will expire over the next two years. While management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is currently more likely than not that all of the NOLs will be utilized. Prior to fiscal 1998, the Company maintained a full valuation allowance against its net deferred tax assets, primarily due to the Company’s history of generating tax losses. These historical tax losses were highly influenced by the generation of substantial tax benefits related to a fifteen-year lease agreement that expired in May 1997. Because of the expiration of the tax-favored lease agreement, the Company’s improved operating profit trends and management’s expectation that the Company would utilize a portion of its NOLs through the generation of prospective taxable income, the Company determined that it was more likely than not that a portion of the NOLs would be realized in the future. Therefore, a favorable adjustment of approximately $16.5 million was recorded as a reduction to the deferred tax valuation allowance in fiscal 1998.

     A summary of the deferred tax assets and liabilities as of September 30 follows:

	2000		1999
	Current	Long-Term	Current	Long-Term
Deferred tax assets:
Net operating loss and other
tax credit carryforwards	$ —	$ 46,030,061	$ —	$ 60,785,979
Allowance for doubtful accounts	190,703	—	225,046	—
Inventory	4,148,997	—	2,770,544	—
Accrued plant maintenance costs	103,322	—	366,175	—
Employee benefit accruals	721,843	—	592,193	—
Other accruals	879,311	—	682,564	—

Subtotal	6,044,176	46,030,061	4,636,522	60,785,979

Deferred tax liabilities:
Property, plant and equipment	—	(7,383,715)	—	(7,520,800)

Valuation allowance	—	(36,587,459)	—	(49,798,638)

Net deferred tax asset	$6,044,176	$ 2,058,887	$4,636,522	$ 3,466,541

Income tax for the years ended September 30 consist of:
	2000	1999	1998
Current	$ —	$ 140,564	$ 286,445
Deferred	—	3,131,678	(11,240,445)

Income tax expense (benefit)	$ —	$3,272,242	$(10,954,000)

Provision for income tax differs from expected tax expense computed by applying the federal corporate rate for the years ended September 30 follows:

	2000	1999	1998
Taxes computed at statutory rate	$(1,951,912)	$ 3,272,241	$ 5,196,683
Minimum taxes	—	140,564	286,445
Non-deductible expenses	12,238	12,311	11,391
Adjustments to valuation allowance and other	1,939,674	(152,874)	(16,448,519)

Income tax expense (benefit)	$ —	$ 3,272,242	$(10,954,000)

10.	EARNINGS PER SHARE:

     Basic earnings per share was computed by dividing income applicable to common shares by the weighted average number of outstanding common shares of 12,890,607, 12,890,607, and 12,886,107 during fiscal 2000, 1999, and 1998, respectively. Prior to fiscal 2000, the Company reserved 822,422 shares of Class A Common Stock for issuance upon exercise of an outstanding purchase warrant bearing a nominal exercise price. In a private transaction during fiscal 2000, the Company paid $1,750,000 to redeem and cancel the outstanding warrant.

     The Company maintains an incentive stock award plan for certain key employees under which there are outstanding stock options to purchase 185,000, 85,000, and 125,000 shares of its Class A Common Stock at exercise prices of $3.25, $4.75, and $4.375 per share, respectively. Diluted earnings per share amounts were determined by assuming that the outstanding warrants and stock options were exercised and considered as additional common stock equivalents outstanding computed under the treasury stock method. In fiscal 2000, there were no common stock equivalents for purposes of the diluted earnings per share computation while for fiscal 1999 and 1998 common stock equivalents totaled 822,422 and 836,902, respectively. Common stock equivalents excluded from the calculation of diluted earnings per share were 389,000, 204,000, and 189,520 equivalent shares for the years ended September 30, 2000, 1999 and 1998, respectively.

     The earnings per share (“EPS”) effect of the extraordinary item for the year ended September 30, 1998 is as follows:

	Basic	Diluted

EPS before extraordinary item	$ 2.43	$ 2.28
Extraordinary item	(.43)	(.40)

EPS applicable to common
and common equivalent shares	$ 2.00	$ 1.88

11	COMMITMENTS AND CONTINGENCIES:

     The Company is subject to various federal, state, and local laws and regulations concerning the discharge of contaminants that may be emitted into the air, discharged into waterways, and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. In addition, in the event of a release of a hazardous substance generated by the Company, it could be potentially responsible for the remediation of contamination associated with such a release.

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

The ultimate remedy and clean up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial, and assessment process. As of September 30, 2000, investigative, remedial, and risk assessment activities resulted in expenditures of approximately $1.4 million and a liability of approximately $0.5 million is recorded as of September 30, 2000 to complete the remediation. At this time, the Company does not expect the cost or resolution of the TVSC Consent Order to exceed its recorded obligation.

     As of September 30, 2000, the Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance is not expected to have a material adverse effect on the Company’s competitive position, or results of operations, and financial condition, or cause a material increase in currently anticipated capital expenditures. As of September 30, 2000 and 1999, the Company has accrued management’s best estimate with respect to loss contingencies for certain environmental matters.

     The Company does not provide any post-employment or post-retirement benefits to its employees other than those described in Note 13.

     There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

12.	STOCK OPTION PLAN:

     The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan for the purpose of attracting and retaining key employees. In fiscal 1994, 1998, and 2000, the Board of Directors granted to certain key employees 125,000, 85,000, and 185,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on the grant date of $4.375, $4.75, and $3.25, respectively. The options are exercisable in five equal annual installments commencing one year from the grant date and expire ten years from that date. As of September 30, 2000, 6,000 options had been exercised, 153,000 shares were exercisable (at a weighted average price of $4.46 per share), and 205,000 additional shares were available for grant under this plan.

     A summary of activity relating to stock options follows:

	September 30,
	2000	1999	1998
Outstanding, beginning of year	204,000	204,000	125,000
Granted	185,000	—	85,000
Exercised (exercise price of $4.375)	—	—	(6,000)

Outstanding, end of year	389,000	204,000	204,000

     The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) which, among other provisions, establishes an optional fair value method of accounting for stock-based compensation, including stock option awards. The Company has elected to adopt the disclosure only provisions of SFAS 123, and continues to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations including FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its stock-based compensation plans. The pro forma net income and related pro forma earnings per share effect from applying SFAS 123 did not result in a material change to the actual results and earnings per share amounts reported.

     The options granted in fiscal 2000 and 1998 are subject to the requirements of SFAS 123 and the fair values were estimated at the grant date using a present value approach with the following respective weighted-average assumptions: risk-free interest rate of 6% and 5%; no expected dividend yield; an estimated volatility of 48% and 35%; and an average expected life of the options of ten years. The estimated fair value of the options granted in fiscal 2000 and 1998 was $1.50 and $1.63 per share, respectively.

13.	EMPLOYEE RETIREMENT PLANS:

     The Company maintains two defined benefit retirement plans (the “Plan(s)”), one for employees covered by the contracts with the United Steelworkers of America (“hourly employees”) and one for substantially all other employees (“salaried employees”), except those employees at the Tennessee Facility. The Plan for the hourly employees provides benefits of stated amounts for a specified period of service. The Plan for the salaried employees provides benefits based on employees’ years of service and average compensation for a specified period of time before retirement. The Company follows the funding requirements under the Employee Retirement Income Security Act of 1974 (“ERISA”).

     The net pension cost for both non-contributory Plans consists of the following components:

	Years Ended September 30,
	2000	1999	1998
Components of Net Periodic Pension Cost:
Service cost	$ 436,640	$ 461,210	$ 423,984
Interest cost	264,058	216,646	182,100
Expected return on plan assets	(312,591)	(253,648)	(221,960)
Recognized net actuarial gain	(12,249)	—	(1,468)
Amortization of prior service cost	4,820	4,820	4,820

Net periodic pension cost	$ 380,678	$ 429,028	$ 387,476

Other pension data for the Plans follows:

	September 30,
	2000	1999
Change in Benefit Obligation:
Benefit obligation at beginning of year	$ 3,426,060	$ 3,110,562
Service cost	436,640	461,210
Interest cost	264,058	216,646
Actuarial gain	(204,987)	(272,498)
Benefits paid	(110,387)	(89,860)

Benefit obligation at end of year	$ 3,811,384	$ 3,426,060

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$ 3,492,095	$ 2,833,937
Actual return on plan assets	452,587	538,615
Employer contribution	391,067	209,403
Benefits paid	(110,387)	(89,860)

Fair value of plan assets at end of year	$ 4,225,362	$ 3,492,095

Reconciliation of Funded Status:
Funded status	$ 413,978	$ 66,035
Unrecognized net actuarial (gain) loss	(874,796)	(542,062)
Unrecognized prior service cost	55,886	60,706

Accrued pension liability	$ (404,932)	$ (415,321)

     The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 2000 and 1999 measurement dates and include a discount rate of 7.75% per annum on valuing liabilities; long-term expected rate of return on assets of 9% per annum; and salary increases of 5% per annum for salaried employees.

     The Company recognized expenses of $354,000, $275,000, and $125,000 in fiscal 2000, 1999, and 1998, respectively, in connection with a defined contribution plan to which employees at the Louisiana Facility contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $155,000, $135,000, and $109,000 for fiscal years 2000, 1999, and 1998, respectively, in connection with a defined contribution plan at the Tennessee Facility to which the employees contribute and the Company makes matching contributions based on employee contributions and profit sharing contributions based on employees’ annual wages.

14.	MAJOR CUSTOMERS:

     For the years ended September 30, 2000 and 1999, one customer accounted for approximately 10% of total sales. No single customer accounted for 10% or more of total sales for the year ended September 30, 1998.

15.	PREFERRED STOCK AND WARRANT:

     In fiscal 1995, the Company issued 15,000 shares of redeemable preferred stock and a warrant to purchase six percent of the Company’s Class A Common Stock (or 822,422 shares) at a nominal exercise price. The Company valued the 15,000 shares of preferred stock sold at $12,121,520, after deducting $2,878,480 for the market value of the warrant. The holders were entitled to receive quarterly dividends at a rate of 14.5% per annum. In fiscal 1998, the preferred stock was redeemed resulting in a loss of $2.4 million from prepayment penalties and the write-off of certain deferred costs. In a private transaction in fiscal 2000, the warrant was redeemed and canceled for $1.75 million. During fiscal 1998, the Company recorded $306,886 in discount accretion on the preferred stock.

16.	COMMON STOCK:

     Other than for voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock has 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers. The Class B Common Stock is held by an entity that is controlled by certain directors and one officer of the Company. The Company’s ability to pay certain levels of dividends is subject to restrictive covenants under the indenture governing the Company’s Notes and its line of credit.

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

17.	MISCELLANEOUS:

Miscellaneous income (expense) for the years ended September 30 include the following:

	2000	1999	1998
Discounts earned	$255,709	$ 209,236	$ 231,180
Allowance for doubtful accounts	29,482	211,212	(268,626)
Other income (expense)	185,551	107,398	(1,262,916)

	$470,742	$ 527,846	$(1,300,362)

     During fiscal 1998, the Company entered into a letter of intent to purchase all of the outstanding shares of a major minimill but subsequently determined that it would not proceed with this acquisition. Included in miscellaneous expense for fiscal 1998 is an unusual, non-recurring charge of $1.3 million related to this unconsummated transaction which includes fees for investment banking services paid to Allen & Company Incorporated of which a director of the Company is a principal.

18.	QUARTERLY FINANCIAL DATA (UNAUDITED):

	Fiscal Year 2000 Quarters
	First	Second	Third	Fourth
	(in thousands, except per share data)
Net sales	$52,387	$55,467	$49,245	$ 45,399
Gross margin	5,335	4,260	4,223	(2,928)
Income (loss) before income tax	1,090	157	181	(7,005)
Net income (loss)	709	102	117	(6,505)
Net income (loss) per common share	0.05	0.01	0.01	(0.50)

	Fiscal Year 1999 Quarters
	First	Second	Third	Fourth
	(in thousands, except per share data)
Net sales	$47,414	$49,888	$54,825	$ 54,246
Gross margin	8,016	5,919	6,216	5,425
Income before income tax	3,985	1,590	2,140	1,634
Net income	2,590	1,033	1,390	1,064
Net income per common share	.19	.08	.10	.08

BAYOU STEEL CORPORATION

Report of Independent Public Accountants

To the Stockholders of
Bayou Steel Corporation:

     We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiaries as of September 30, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.

New Orleans, Louisiana
November
16, 2000

BAYOU STEEL CORPORATION

Shareholder Information

CORPORATE DATA
Corporate Headquarters

Bayou Steel Corporation
138 Highway 3217
LaPlace, Louisiana 70068
(504) 652-4900

Mailing Address
Bayou Steel Corporation
P.O. Box 5000
LaPlace, Louisiana 70069-1156

Transfer Agent and Registrar
Class A Common Stock
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(800) 937-5449

Trustee
9 1/2% First Mortgage Notes due 2008
Bank One Trust Company, NA
Corporate Trust Administration
Bank One Center, 27th Floor
201 St. Charles Avenue
New Orleans, Louisiana 70170
(504) 623-1995

Independent Auditors
Arthur Andersen LLP
201 St. Charles Avenue, Suite 4500
New Orleans, Louisiana 70170
(504) 581-5454

Stock Listing
American Stock Exchange
Trading Symbol-BYX

INVESTOR INFORMATION
Investor information is available
upon request by writing or calling:
Bayou Steel Corporation
Vice President, Chief Financial
Officer, Treasurer and Secretary
P.O. Box 5000
LaPlace, Louisiana 70069-1156
(504) 652-4900
E-Mail Address: fna@bayousteel.com
Web Page: http://www.bayousteel.com
BOARD OF DIRECTORS

Howard M. Meyers
Chairman of the Board and
Chief Executive Officer
Bayou Steel Corporation

Lawrence E. Golub
President
Golub Associates Incorporated

Melvyn N. Klein, Esq.
President
JAKK Holding Corporation
General Partner
GKH Partners, L.P.

Albert P. Lospinoso
Director of Quexco Inc.
RSR Corporation

Stanley S. Shuman
Executive Vice President and
Managing Director
Allen & Company Incorporated

Jerry M. Pitts
President and Chief
Operating Officer
Bayou Steel Corporation

CORPORATE OFFICERS

Howard M. Meyers
Chairman of the Board and
Chief Executive Officer

Jerry M. Pitts
President and Chief
Operating Officer

Richard J. Gonzalez
Vice President, Chief Financial
Officer, Treasurer and Secretary

Rodger A. Malehorn
Vice President of Commercial Operations

Timothy R. Postlewait
Vice President of Plant Operations

Henry S. Vasquez
Vice President of Human Resources