Form 10-K, Exhibit 13
period 2001-09-30
BAYOU STEEL CORP
filed 2001-12-05
CIK 807877

     Exhibit 13.1

BAYOU STEEL

Corporation

2001

Annual Report

17

Management’s Discussion and Analysis of Financial
Condition and Results of Operation

NATURE OF OPERATIONS AND CURRENT INDUSTRY CONDITIONS

     Bayou Steel Corporation (the “Company”) is a leading producer of light structural shapes and merchant bar steel products. The Company owns and operates a steel minimill and a stocking warehouse on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations directly accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”) also accessible through the Mississippi River waterway system. The Company produces merchant bar and light structural steel products ranging in size from two to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to four inches at the Tennessee Facility. The Company’s products are used for a wide range of commercial and industrial applications, including the construction and maintenance of petrochemical plants, barges and light ships, railcars, trucks and trailers, rack systems, tunnel and mine support products, joists, sign and guardrail posts for highways, power and radio transmission towers, and bridges.

     Steel service centers, the Company’s primary customer base, warehouse steel products from various minimills and integrated mills and sell combinations of products from different mills to their customers. Some steel service centers also provide additional labor-intensive value-added services such as fabricating, cutting or selling steel by the piece rather than by the bundle.

     During the past three years, market conditions within the domestic steel industry have experienced significant downward economic pressure largely due to market price and shipment volume declines resulting from high volumes of foreign steel imported into the United States at prices which challenge the domestic industry’s ability to viably compete. In addition to the impact of low priced imported steel, the industry has been negatively affected by the weakening United States economy in general and the increased cost of production due to high electricity and natural gas cost experienced in 2000 and into 2001. These forces have driven market prices to levels below the cost of production for certain domestic producers, and as a result, many steel manufacturers have curtailed production and/or ceased operations, and a number of steel industry producers have sought protection under the United States Bankruptcy Code.

     As a result of these conditions, the Company has experienced sharp declines in shipment volumes and operating margins during this period, particularly during fiscal 2001, with the Company generating net losses for the last two fiscal years. In response to these conditions, the Company has undertaken certain cost control initiatives and heightened working capital management activities to manage the Company’s liquidity through this difficult market environment.

     In June of this year, the President and Senate Finance Committee initiated investigations as to whether steel imports since 1998 have injured the United States steel industry. In October, the United States International Trade Commission (ITC) ruled that twelve of thirty-three product groups included in the investigation were injured by imports, with four more product groups receiving a tie vote. These sixteen groups represent approximately 80% of the steel produced in the United States and approximately one-third of the Company’s product line. In addition to the products cited by the ITC as having sustained injury from foreign imports, management believes that other portions of the Company’s product line have also been negatively affected by the overall downward market pressure to the industry’s price environment in general resulting from the influence of foreign based competition. Currently, the level of imports has somewhat abated. Any action that might be taken by the President as a result of the ITC findings may further reinforce this abatement.

     Management believes that the Company has the ability to sustain its operations and meet its commitments at least for the near-term through effective management of its operations and the available liquidity provided through the Company’s line of credit arrangement. However, should these negative market conditions worsen or significantly persist on a long-term basis, the Company’s ability to continue to manage its liquidity for the long-term may be jeopardized.

RESULTS OF OPERATIONS

     The Company reported a loss from operations of $23.3 million in fiscal 2001 compared to operating profit of $3.8 million in the prior year. The $27.1 million decrease is largely a result of commercial issues including a sharp decrease in shipments and selling prices. First, shipments declined from 623,583 tons last year to 499,065 tons in fiscal 2001. This 20% reduction is the third consecutive decrease in annual shipments and is a direct reflection of the adverse impact of imported steel coupled with a slowing economy. Second, the Company’s average selling price fell $40 per ton from $320 in fiscal 2000 to $280 in the current fiscal year. This too was a direct reflection of the significant amount of imports dumped in the United States and domestic competitive pricing aimed at market share due to the slowing economy. Third, in fiscal 2001 the Company experienced record high electricity, natural gas, and other fuel prices (collectively fuels) increasing operating cost by $6.2 million compared to fiscal 2000.

     The unprecedented level of imports over the last several years and a sluggish economy in the last twelve months have adversely impacted the steel market. As a result, the Company experienced its lowest average selling price in eight years and the lowest shipments since 1995, when the Tennessee Facility was purchased. Excluding the effect on shipments of the Tennessee Facility, the Company experienced the lowest shipments since the recession in 1992. To manage inventory levels, production continued throughout fiscal 2001 at reduced operating modes and, in the first fiscal quarter, the Company’s manufacturing facilities were idled for two weeks. This operational decision, although resulting in higher operating cost, increased operating cash flow from inventory reductions.

     Scrap prices, over the long-term, have historically trended with selling prices. During fiscal 2001, the Company experienced a $40 per ton decrease in its average selling price while the net cost of scrap decreased only $19 per ton. This $21 per ton reduction in metal margin (the difference between the cost of the raw material steel scrap and the selling price of the finished product) was the third straight annual reduction resulting in metal margin falling $44 per ton since fiscal 1998.

     In fiscal 2000, the Company reported operating profit of $3.8 million compared to $18.4 million in fiscal 1999. The decline in earnings resulted from decreased shipments attributable to steel imports and higher operating cost due to fuel prices and operational issues. Shipments decreased by 13,783 tons or 2% while the average selling price remained constant from year to year and scrap prices increased, unfavorably impacting metal margin by $12 per ton. Higher operating cost impacted financial results by $4.7 million during fiscal 2000.

     The following table sets forth shipment and sales data:

	Years Ended September 30,
	2001	2000	1999
Shipment Tons	499,065	623,583	637,366
Net Sales (in thousands)	$140,447	$202,498	$206,373
Average Selling Price Per Ton	$280	$320	$320

19

Sales

     Net sales in fiscal 2001 decreased by 31% from the fiscal 2000 level on a 20% decrease in shipments and a 13% decrease in the average selling price. The decrease in shipments is the third consecutive annual decrease since the Company experienced record shipments in fiscal 1998. Over this period, the domestic steel industry has experienced an influx of inexpensive imported steel and the economy has experienced a slow down, especially in the manufacturing segment. Imports in the Company’s product line have not historically been significant. However, imports in the Company’s product line began pouring into the United States in the last half of fiscal 2000. Steel service centers reacted to the favorable import pricing by increasing inventories to record levels. The Company began to feel the financial impact of foreign dumped steel in the fourth quarter of fiscal 2000 when shipments sharply declined and the average selling price decreased over 11% from the immediate preceding quarter to a then seven-year low.

     Domestic steel mills reacted to imports and high inventory levels at steel service centers by implementing aggressive pricing strategies in order to gain market share and maintain certain production levels. Market conditions continued to worsen into fiscal 2001 as the average selling price was further eroded and shipments continued to slide through the third quarter. The extreme market conditions caused most domestic mills, including the Company, to reduce operations and displace personnel to prevent their own record inventory levels.

     Even though imports have recently abated, the already weakening economy has further declined after the tragic events of September 11, 2001. The Company’s shipments decreased after the attack. In order to maintain or increase shipment levels, the Company is evaluating adding products to its product line. For example, in October, the Tennessee Facility began producing rebar. Quantities and new products will depend on economic and market needs. The Company continues to promote its state of the art Electronic Data Interchange-Vendor Managed Inventory system (EDI/VMI). The Company believes that aggressively marketing this program will result in additional shipments from certain existing customers within the next few quarters due to the inherent benefit to customers of automated ordering and improved inventory management.

     Net sales in fiscal 2000 decreased by 2% or $3.9 million compared to fiscal 1999 due to a 13,783 ton decrease in shipments while the average selling price remained flat. A sharp increase in imports in the fourth quarter of fiscal 2000 not only caused shipments to decline, but also resulted in the average selling price decreasing to a then seven-year low.

     Subsequent to year end, a major competitor announced a price decrease that will, if accepted by the industry, adversely impact future results of operations and cash flows. Although the Company believes that its recorded inventory values are fairly stated as of September 30, 2001, further declines in selling prices may impact the future realization of the Company’s inventory carrying cost. Additionally, future downward trends in selling prices or shipments or continued operations at the depressed levels experienced in fiscal 2001 may inhibit the Company’s ability to provide necessary liquidity in the long-term.

Cost of Sales

     Cost of sales exceeded sales in fiscal 2001 and was 95% of sales in fiscal 2000. The increase was due to several factors. First, the average selling price for the year decreased $40 per ton while the cost of scrap, the largest component of production, decreased by only $19 per ton. This $21 per ton decrease in metal margin effectively reduced the operating margin $10 million compared to that of the prior year. Second, due in part to the high cost of fuels as well as the reduced operating modes, conversion cost (the cost to convert steel scrap into billets and billets into finished products) at the Louisiana and Tennessee Facilities increased 8% and 25%, respectively. The increase in conversion cost was mitigated, to some extent, by several operational achievements during the year, including record productivity and yield in the melting operations, record yield at the Tennessee Facility, reduced fixed operating and additive, alloy, and flux cost. Third, during fiscal 2001 the Company recorded $2.5 million in inventory adjustments, including adjustments for last-in, first-out inventories.

     Cost of sales was 95% of sales in fiscal 2000 compared to 88% in fiscal 1999. The increase was due to a $13 per ton increase in scrap cost with no corresponding increase in the average selling price; an increase in the price of additives, alloys, and fluxes; an increase in fuel cost; and a $2.8 million noncash charge to reduce the carrying value of certain inventories at the Tennessee Facility.

     Raw Material. Steel scrap is the principal raw material used in the melting operations at the Louisiana Facility and is a significant component of the semi-finished product billets which are used by both rolling mills. During fiscal 2001, steel scrap cost decreased $19 per ton on reduced demand as domestic mills curtailed production in light of the import driven oversupply. The Company anticipates that scrap prices will decrease slightly in the first quarter of fiscal 2002.

     The Company has controlled the availability and the cost of steel scrap to some degree by producing its own shredded and cut grade scrap through its scrap processing division. The division supplied 30% of the Company’s steel scrap requirements in both fiscal 2001 and 2000. The Company plans, and the division has the capacity to, produce a greater quantity of steel scrap; however, the low scrap price in fiscal 2001 limited the availability of raw scrap to process.

     AAF. Another raw material is additives, alloys, and fluxes (“AAF”). AAF cost decreased 16% in fiscal 2001 as the Company decreased consumption by more effectively utilizing the capital installed in the melting operations in fiscal 1999 and early 2000. In fiscal 2000, due to the learning curve associated with the equipment, AAF cost increased by 10% compared to the prior year. The Company anticipates that AAF prices will decrease slightly in fiscal 2002.

     Conversion Cost. Conversion cost includes labor, energy, maintenance material, and supplies used to convert raw material into finished product. Conversion cost per ton at the Louisiana Facility increased 8% in fiscal 2001 and 6% in fiscal 2000 compared to the respective prior years. At the Tennessee Facility, conversion cost per ton increased 25% in fiscal 2001 and 5% in fiscal 2000 compared to the respective prior years.

     The increase in conversion cost at the Louisiana Facility in fiscal 2001 was a result of two factors. First, the rising cost of fuels increased conversion cost over 10% above the prior year level. Second, due to market conditions, operating hours were reduced resulting in fewer tons produced and increased fixed cost per ton. Offsetting these increases were a decrease in aggregate operating cost and increases in productivity and yield. The Company expects fuel costs in the first quarter of fiscal 2002 to be more in line with historical norms due to decreasing natural gas prices. The conversion cost increase in fiscal 2000 over fiscal 1999 was a result of the same factors but to a lesser degree.

     Conversion cost at the Tennessee Facility increased as a result of escalating natural gas prices and maintenance spending on certain major equipment through the third quarter of fiscal 2001. In the third quarter, much anticipated capital was installed on time, and within budget, and significantly decreased maintenance spending and down time. In the fourth quarter, the facility produced record yield and decreased conversion cost by 32% from the immediate preceding quarter. In addition to the productivity enhancements provided by the new equipment, the Company expects to improve production reliability which should favorably impact shipments as more customers can reliably order products based on production schedules.

     In the fourth quarter of fiscal 2000, the Company undertook a major project designed to enhance its management efficiency and cost-effective utilization of its personnel and facilities. Additionally, throughout fiscal 2001 management implemented widespread cost reduction and productivity enhancement initiatives designed to mitigate losses and achieve operating cash breakeven. The objectives of these programs are being realized. First, record high productivity and yield were realized in the melting operations. Second, compared to fiscal 2000, the cost of additives, alloys, and fluxes decreased $1 million through a combination of consumption and price savings. Third, the Tennessee Facility set a record for yield and productivity. Fourth, aggregate fixed cost decreased $5.3 million or 15% over the prior year. Excluding the fuel components, aggregate variable cost per ton at the Louisiana Facility decreased 7% resulting in savings of approximately $1.2 million annually.

     The Company continues to critically evaluate the cost effectiveness of certain operating assets, their mode of operation and the impact on inventories and cost, and the general business environment in which each facility operates. Such analysis includes: produce versus buy decisions; production rationalization for existing products; addition of products that complement the present product line; targeting certain original equipment manufacturers; and utilization of its distribution system for other complementary products. Although the goal of returning to positive operating cash flow breakeven (loss plus depreciation) has not been achieved, management believes that continued focus on operating cost, efficiencies, and capacity utilization will be the largest contributor to obtaining this goal and providing liquidity to meet future operating needs.

     In efforts to stabilize natural gas cost to the Company during fiscal 2001 when prices were at unusually high rates, the Company entered into forward commitments to purchase a portion of its future natural gas requirements. Accordingly, as of September 30, 2001, the Company has commitments to purchase natural gas utilized in its production process at various fixed prices over the next six months. Under the terms of the agreement the Company is obligated to pay $1.8 million to purchase approximately 50% of its natural gas requirement under the take or pay agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased in both fiscal 2001 and 2000 as a result of the implementation of cost reduction measures.

Interest Expense

     Changes in interest expense in fiscal 2001 and 2000 were driven by the capitalization of interest on major capital projects. In Fiscal 2001, 2000, and 1999 the Company maintained a term loan with a fixed interest rate; there were essentially no borrowings under its line of credit.

Provision for Income Taxes

     In fiscal 1998, the Company recorded positive adjustment to its net deferred tax asset valuation allowance due in part to the Company’s long-term outlook at that time and the expiration of a tax-favored lease agreement. Accordingly, in fiscal 1999, the Company provided for income taxes at the 35% statutory tax rate, although its cash tax requirement was limited to the 2% alternative minimum tax because of its net operating loss carryforward position. No tax benefit was recognized related to fiscal 2001 and 2000 operating losses. As of September 30, 2001, the Company had an $8.1 million net deferred tax asset.

     The Company periodically assesses the carrying value of its net deferred tax asset. Such assessments take into consideration many factors including changing market conditions, review of historical trend information, and modeling of expected future financial performance. Based on this assessment, the Company determines the appropriate level of net deferred tax asset to record within its financial statements using the “more likely than not” criteria of Statement of Financial Accounting Standards No. 109. While management believes that it is more likely than not that the currently established net deferred tax asset will be realized in the future, should negative market conditions continue to persist for the domestic steel industry on a long-term basis, negative adjustments to the deferred tax asset valuation allowance may be required in future periods.

Net Income

     In fiscal 2001 and 2000, profitability decreased $28.5 million and $11.7 million, respectively, compared to the prior year periods. The decreases were due to fewer tons shipped, decreased metal margin and increased conversion cost.

LIQUIDITY AND CAPITAL RESOURCES

     Operating Cash Flow. As of September 30, 2001 the Company had no cash on hand and no borrowings under its line of credit. Despite the large loss from operations incurred in fiscal 2001, the Company only utilized $8.2 million in cash for operating requirements. This is due to the liquidation of inventories to levels that are commensurate with both shipments and production levels and aggressive working capital management. Over the next year, however, the Company expects that it will utilize a portion of its current availability under its line of credit agreement to cover operating cash shortfalls and capital spending.

     Though the Company will continue its aggressive working capital management and cost reduction initiatives, continued losses similar to those incurred in fiscal 2001 will severely limit the Company’s ability to provide future liquidity from operations or obtain alternative financing sources. There can be no assurances that long-term cash requirements will be met if the Company continues to incur significant financial losses for an extended period of time.

     In fiscal 2000, no cash was provided by operations due in large part to operating losses and an increase in inventories. During fiscal 1999, cash provided by operations was $13.7 million due to operating income and reductions in accounts receivable offset by reductions in accounts payable and other liabilities.

     As a result of the adverse market influences on the domestic steel industry, some of the Company’s customers have experienced financial and liquidity issues. The Company maintains a program for periodic assessment of the risk of loss that could result from extending credit to its customers. Continued weakness in the steel market may force certain customers to extend, modify, or otherwise alter their credit terms with the Company which could increase the risk of credit losses in the future.

     Capital Expenditures. Capital expenditures totaled $8.8 million, $11.7, and $16.7 million in fiscal 2001, 2000, and 1999, respectively. The activity in fiscal 2001 relates largely to new equipment installed in the Tennessee Facility which was a long lead time project for which orders and commitments were made in prior years. In fiscal 2000 and 1999, capital spending was directed towards cost reductions, productivity enhancements, and plant maintenance. Given current market conditions and the condition of the operating facilities, the Company expects, at this time, its capital programs over the next twelve months to be directed towards maintenance programs requiring approximately $2 to $3 million. As of September 30, 2001, there were no significant cost remaining to complete authorized projects under construction.

     Financing. In the third fiscal quarter of 2001, the Company entered into a line of credit agreement with a new lender replacing the previous short term credit agreement. The terms of the new agreement call for available borrowings up to $50 million, including outstanding letters of credit, using a borrowing base of accounts receivable and inventory. Based on the borrowing base criteria, $41 million was available as of September 30, 2001. The agreement has a five-year term, is secured by accounts receivable and inventory, and bears interest at Prime or the London Interbank Borrowing Rate plus a percentage based on excess availability ranging from 2% to 2.5%. The terms of the agreement require the Company to maintain a minimum net worth when excess availability is less than $20 million. The minimum net worth requirement is determined on a declining scale decreasing from $59 million at September 30, 2001 to $47 million for the six months ending March 31, 2002 and to $41 million for the six months ending September 30, 2002. For each six month period thereafter, minimum net worth is adjusted based on earnings of the Company. As of September 30, 2001 and 2000, there were no borrowings under either revolving credit facility. The Company has borrowed under its line of credit to make its November 15, 2001 semi-annual interest payment of $5.7 million on its first mortgage notes.

     Under the terms of the line of credit agreement, the lender may establish certain “availability reserves,” as defined, which, if imposed, must be established in good faith by the lender, the result of which could reduce the amount of availability under the line of credit below the amount that would otherwise be established under the borrowing base determination. Generally, the lender’s rights to impose such reserves must be supported by events, conditions, contingencies or risks which, as determined by the lender in good faith, do or may affect the underlying collateral. Subsequent to the execution of the agreement, no such availability reserves had been established by the lender, and management is unaware of any conditions that currently exist that would result in the establishment of such availability reserves.

     The Company, in a private transaction during fiscal 2000, paid $1.75 million to redeem and cancel an outstanding warrant to purchase 822,422 shares of its common stock at a nominal price.

     Based on the Company’s forecasted operating results and the availability under its credit facility, management believes that the Company has the ability to sustain its operations and meet all required commitments for the near-term. Although the Company anticipates some market improvement, if losses similar to fiscal 2001 continue for an extended (long-term) period of time, the Company’s ability to meet cash operating requirements may be limited. Essentially all of the Company’s fixed assets are pledged as collateral under its first mortgage notes and, as noted above, inventory and accounts receivable secure the line of credit facility.

Recent Accounting Pronouncements

     The provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” are effective for fiscal years beginning after December 15, 2001. This statement addresses financial accounting impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company is considering the provisions of this statement and, at present, does not believe its adoption will have a material impact on future results of operations.

Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to certain market risks that are inherent in financial instruments arising from transactions that are entered into in the normal course of business. The Company does not enter into derivative financial instrument transactions to manage or reduce market risk or for speculative purposes but is subject to interest rate risk on its long-term fixed interest rate first mortgage notes. The revolving credit facility has a variable interest rate which reduces the potential exposure of interest rate risk from a cash flow perspective. The fair market value of debt with a fixed interest rate generally will increase as interest rates fall given consistency in all other factors. Conversely, the fair market value of fixed rate debt will decrease as interest rates rise.

     The Company maintains $120 million of first mortgage notes which accrue interest at 9.5% per annum and mature in 2008. There are no scheduled principal payments under the notes prior to the maturity date. However, all or some of the notes may be redeemed at a premium after May 15, 2003. The fair value of the notes on September 30, 2001 was approximately $65 million.

OTHER COMMENTS

Forward-Looking Information, Inflation and Other

     This document contains various “forward-looking” statements which represent the Company’s expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: changes in the price of supplies, power, natural gas, or purchased billets; changes in the selling price of the Company’s finished products or the purchase price of steel scrap; changes in demand due to imports or a general economic downturn; cost overruns or start-up problems with capital expenditures; weather conditions in the market areas of finished product distribution; unplanned equipment outages; realization of cost benefits from internal operational enhancement initiatives; and changing laws affecting labor, employee benefit costs and environmental and other governmental regulations.

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

Consolidated Balance Sheets ASSETS

	September 30,
CURRENT ASSETS:	2001	2000
Cash and cash equivalents	$—	$17,446,189
Receivables, net of allowance for doubtful accounts	18,269,161	22,531,235
Inventories	64,371,452	79,083,257
Deferred income taxes	5,795,008	6,044,176
Prepaid expenses	735,142	1,043,778

Total current assets	89,170,763	126,148,635

PROPERTY, PLANT AND EQUIPMENT:
Land	3,790,399	3,790,399
Machinery and equipment	158,675,695	153,361,698
Plant and office building	26,795,528	24,876,420

	189,261,622	182,028,517
Less—Accumulated depreciation	(76,341,319)	(69,510,501)

Net property, plant and equipment	112,920,303	112,518,016

DEFERRED INCOME TAXES	2,308,055	2,058,887
OTHER ASSETS	2,591,367	2,533,510

Total assets	$206,990,488	$243,259,048

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$16,113,867	$19,581,353
Interest payable	4,275,000	4,275,000
Accrued liabilities	5,389,231	4,185,550

Total current liabilities	25,778,098	28,041,903

LONG-TERM DEBT	119,241,573	119,127,333

COMMITMENTS AND CONTINGENCIES

COMMON STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value—
Class A: 24,271,127 authorized and
10,619,380 outstanding shares	106,194	106,194
Class B: 4,302,347 authorized and
2,271,127 outstanding shares	22,711	22,711
Class C: 100 authorized and outstanding shares	1	1

Total common stock	128,906	128,906
Paid-in capital	46,045,224	46,045,224
Retained earnings	15,796,687	49,915,682

Total common stockholders’ equity	61,970,817	96,089,812

Total liabilities and common stockholders’ equity	$206,990,488	$243,259,048

The accompanying notes are an integral part of these consolidated statements. 26

Consolidated Statements of Operations

	Year Ended September 30,
	2001	2000	1999
NET SALES	$140,446,714	$202,498,005	$206,372,868
COST OF SALES	156,899,617	191,607,687	180,797,092

GROSS MARGIN	(16,452,903)	10,890,318	25,575,776

SELLING, GENERAL AND ADMINISTRATIVE	6,837,255	7,051,505	7,155,071

OPERATING PROFIT (LOSS)	(23,290,158)	3,838,813	18,420,705

OTHER INCOME (EXPENSE):
Interest expense	(11,269,054)	(11,388,101)	(11,035,956)
Interest income	374,437	1,501,654	1,436,666
Miscellaneous	65,780	470,742	527,846

	(10,828,837)	(9,415,705)	(9,071,444)

INCOME (LOSS) BEFORE INCOME TAX	(34,118,995)	(5,576,892)	9,349,261

PROVISION FOR INCOME TAX	—	—	3,272,242

NET INCOME (LOSS)	$(34,118,995)	$(5,576,892)	$6,077,019

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING:
BASIC	12,890,607	12,890,607	12,890,607
DILUTED	12,890,607	12,890,607	13,713,029

INCOME (LOSS) PER COMMON SHARE:
BASIC	$(2.65)	$(.43)	$.47
DILUTED	$(2.65)	$(.43)	$.44

The accompanying notes are an integral part of these consolidated statements. 27

Consolidated Statements of Cash Flows

	Year Ended September 30,
CASH FLOWS FROM OPERATING ACTIVITIES:	2001	2000	1999
Net income (loss)	$(34,118,995)	$(5,576,892)	$6,077,019
Depreciation	8,416,574	8,909,945	7,755,181
Amortization	520,051	478,618	421,902
Provision for (reduction in) losses on accounts receivable	463,645	(29,482)	(211,212)
Provision for lower of cost or market inventory reserve	1,050,000	2,754,494	—
Deferred income taxes	—	—	3,131,678
Changes in working capital:
Decrease in receivables	3,798,429	1,148,915	3,755,204
Decrease (increase) in inventories	13,661,805	(9,270,447)	460,688
Decrease (increase) in prepaid expenses	308,636	(548,846)	(252,518)
(Decrease) increase in accounts payable	(3,467,486)	2,962,798	(3,679,831)
Increase (decrease) in interest payable
and accrued liabilities	1,203,681	(1,041,067)	(3,739,655)

Net cash (used in) provided by operations	(8,163,660)	(211,964)	13,718,456

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(8,818,861)	(11,683,156)	(16,656,002)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of warrant	—	(1,750,000)	—
Debt issue and other costs	(463,668)	—	—

Net cash used in financing activities	(463,668)	(1,750,000)	—

NET DECREASE IN CASH	(17,446,189)	(13,645,120)	(2,937,546)

CASH, beginning balance	17,446,189	31,091,309	34,028,855

CASH, ending balance	$—	$17,446,189	$31,091,309

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the period for:
Interest (net of amounts capitalized)	$11,269,054	$11,372,984	$11,079,578
Income taxes	$—	$113,837	$363,445

The accompanying notes are an integral part of these consolidated statements. 28

Consolidated Statements of Changes in Equity

	Common Stock			Paid-In	Retained	Stockholders’
	Class A	Class B	Class C	Capital	Earnings	Equity
BEGINNING BALANCE,
September 30, 1998	$106,194	$22,711	$1	$47,795,224	$49,415,555	$97,339,685
Net income	—	—	—	—	6,077,019	6,077,019

ENDING BALANCE,
September 30, 1999	106,194	22,711	1	47,795,224	55,492,574	103,416,704
Net loss	—	—	—	—	(5,576,892)	(5,576,892)
Redemption of warrant	—	—	—	(1,750,000)	—	(1,750,000)

ENDING BALANCE,
September 30, 2000	106,194	22,711	1	46,045,224	49,915,682	96,089,812
Net loss	—	—	—	—	(34,118,995)	(34,118,995)

ENDING BALANCE,
September 30, 2001	$106,194	$22,711	$1	$46,045,224	$15,796,687	$61,970,817

The accompanying notes are an integral part of these consolidated statements. 29

Notes to Consolidated Financial Statements
September 30, 2001 and 2000

1. NATURE OF OPERATIONS AND CURRENT INDUSTRY CONDITIONS:

     Bayou Steel Corporation (the “Company”) owns and operates a steel minimill and a stocking warehouse on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”). The Company produces light structural steel and merchant bar products for distribution to steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments of approximately 9% to Canada and Mexico.

     During the past three years market conditions within the domestic steel industry have experienced significant downward economic pressure largely due to market price and shipment volume declines resulting from high volumes of foreign steel imported into the United States at prices which challenge the domestic industry’s ability to viably compete. In addition to the impact of low priced imported steel, the industry has been negatively affected by the weakening United States economy in general and the increased cost of production due to high electricity and natural gas cost experienced in 2000 and into 2001. These forces have driven market prices to levels below the cost of production for certain domestic producers, and as a result, many steel manufacturers have curtailed production and/or ceased operations, and a number of steel industry competitors have sought protection under the United States Bankruptcy Code.

     As a result of these conditions, the Company has experienced sharp declines in shipment volumes and operating margins during this period, but in particular during fiscal 2001, with the Company generating net losses for the last two fiscal years. In response to these conditions, the Company has undertaken certain cost control initiatives and heightened working capital management activities to manage the Company’s liquidity through this difficult market environment.

     In June of this year, the President and Senate Finance Committee initiated investigations as to whether steel imports since 1998 have injured the United States steel industry. In October, the United States International Trade Commission (ITC) ruled that twelve of thirty-three product groups included in the investigation were injured by imports, with four more product groups receiving a tie vote. These sixteen groups represent approximately 80% of the steel produced in the United States and approximately one-third of the Company’s product line. In addition to the products cited by the ITC as having sustained injury from foreign imports, management believes that other portions of the Company’s product line have also been negatively affected by the overall downward market pressure to the industry’s price environment in general resulting from the influence of foreign based competition. Currently, the level of imports has somewhat abated. Any action that might be taken by the President as a result of the ITC findings may reinforce this condition.

     Management believes that the Company has the ability to sustain its operations and meet its commitments at least for the near-term through effective management of its operations and given the available liquidity provided through the Company’s line of credit arrangement. However, should these negative market conditions persist on a long-term basis, the Company’s ability to continue to manage its liquidity for the long-term may be highly challenged.

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

Property, Plant and Equipment

     Property, plant and equipment acquired as part of the acquisition of the Louisiana Facility in 1986 and the Tennessee Facility in 1995 has been recorded based on the respective fair values at the dates of purchase. Betterments and improvements are capitalized at cost; repairs and maintenance are expensed as incurred. Interest during construction of significant additions is capitalized. Depreciation is provided on the units-of-production method for machinery and equipment and on the straight-line method for buildings over an estimated useful life of 30 years.

Plant Turnaround Cost

     The Company currently utilizes the accrue in advance method of accounting for periodic planned major maintenance activities (plant turnaround cost). As is typical in the industry, certain major maintenance items require the shutdown of an entire facility or a significant portion thereof to perform periodic overhauls and refurbishment activities necessary to sustain production. The Company accrues a liability for the estimated amount of these planned shutdowns. As of September 30, 2001 and 2000, $1.8 million and $0.3 million, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets related to planned future plant turnaround cost.

Contingencies

     The Company accounts for all contingencies, including the potential environmental liabilities discussed in Note 10, in accordance with the provisions of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” which, among other provisions, requires the Company to accrue for estimated loss contingencies if: (a) it is probable that a liability has been incurred, and (b) the amount can be reasonably estimated.

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

Credit Risk

     The Company extends credit to its customers primarily on 30 day terms and encourages discounting. The Company believes that its credit risk exposure is minimal due to the ongoing review of its customers’ financial condition, its sizeable customer base, limited credit insurance on larger accounts, and the geographical dispersion of its customer base. Historically, credit losses have not been significant. At September 30, 2001 and 2000, the Company maintained an allowance for doubtful receivables of approximately $985,000 and $522,000, respectively. The Company invests excess cash in high-quality short-term financial instruments.

     As a result of the adverse market influences on the domestic steel industry, some of the Company’s customers have experienced financial and liquidity issues. The Company maintains a program for periodic assessment of the risk of loss that could result from extending credit to its customers. Continued weakness in the steel market may force certain customers to extend, modify, or otherwise alter their credit terms with the Company which could increase the risk of credit losses in the future.

Operating Lease Commitments

     The Company has no operating lease commitments that are considered material to the financial statement presentation.

Reclassifications

     Certain reclassifications have been made to the prior period financial statements to conform to current period classifications. Such reclassifications had no impact on previously reported earnings or financial position.

Recent Accounting Pronouncements

     The provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” are effective for fiscal years beginning after December 15, 2001. This statement addresses financial accounting impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company is considering the provisions of this statement and, at present, does not believe its adoption will have a material impact on future results of operation.

3. INVENTORIES:

	2001	2000
Steel scrap	$2,051,995	$3,549,668
Billets	5,973,803	13,237,357
Finished product	39,315,810	51,174,618
LIFO adjustments	6,548,999	592,655

	53,890,607	68,554,298
Operating supplies	10,480,845	10,528,959

	$64,371,452	$79,083,257

32

     At September 30, 2001 and 2000, first-in, first-out inventories were $47.3 million and $68 million, respectively. Decrements in the LIFO inventories had no material impact on the Company’s results of operations in fiscal 2001. There were increments in the LIFO inventories in fiscal 2000. In fiscal 2001 and 2000, the Company recorded $1.1 million and $2.8 million, respectively, in lower of LIFO cost or market reserves which are included as a reduction of finished product inventories as of September 30, 2001 and 2000.

4. PROPERTY, PLANT AND EQUIPMENT:

     Capital expenditures totaled $8.8 million, $11.7 million, and $16.7 million in fiscal 2001, 2000, and 1999, respectively. As of September 30, 2001, there were no significant cost remaining to complete authorized projects under construction. The Company capitalized interest of $140,000, $27,000, and $320,000 during the years ended September 30, 2001, 2000, and 1999, respectively, related to qualifying assets under construction. Depreciation expense for the years ended September 30, 2001, 2000 and 1999 was $8,416,574, $8,909,945, and $7,755,181, respectively.

5. OTHER ASSETS:

     Other assets consist of financing costs associated with the issuance of long-term debt and the revolving line of credit which are amortized over the terms of the respective agreements. As discussed in Note 7, in fiscal 2001 the Company entered into a new line of credit agreement. As a result the Company wrote off the deferred financing cost related to the old line of credit agreement and capitalized $464,000 related to the new credit facility. Amortization of other assets was $406,000, $364,000, and $308,000 for the years ended September 30, 2001, 2000, and 1999, respectively. Other assets are reflected in the accompanying consolidated balance sheets net of accumulated amortization of $1,207,000 and $801,000 at September 30, 2001 and 2000, respectively.

6. LONG-TERM DEBT:

     The First Mortgage Notes (the “Notes”) which have a stated face value of $120 million are senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on existing real property, plant and equipment, and most additions or improvements thereto at the Louisiana Facility. The indenture under which the Notes are issued contains covenants which restrict the Company’s ability to incur additional indebtedness (excluding borrowings under the line of credit agreement discussed in Note 7), make certain levels of dividend payments, or place liens on the assets acquired with such indebtedness.

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

     The Notes are presented in the accompanying consolidated balance sheets, net of the original issue discount of $1,142,400, which is being amortized over the life of the Notes using the straight-line method which does not materially differ from the interest method. The fair value of the Notes on September 30, 2001 and 2000 was approximately $65 million and $92 million, respectively.

7. SHORT-TERM BORROWING ARRANGEMENT:

     In the third fiscal quarter of 2001, the Company entered into a line of credit agreement with a new lender replacing the previous short term credit agreement. The terms of the new agreement call for available borrowings up to $50 million, including outstanding letters of credit, using a borrowing base of accounts receivable and inventory. Based on the borrowing base criteria, $41 million was available as of September 30, 2001. The agreement has a five-year term, is secured by accounts receivable and inventory, and bears interest at Prime or the London Interbank Borrowing Rate plus a percentage based on excess availability ranging from 2% to 2.5%. The terms of the agreement require the Company to maintain a minimum net worth when excess availability is less than $20 million. The minimum net worth requirement is determined on a declining scale decreasing from $59 million at September 30, 2001 to $47 million for the six months ending March 31, 2002 and $41 million for the six months ending September 30, 2002. For each six month period thereafter, minimum net worth is adjusted based on earnings of the Company. As of September 30, 2001 and 2000, there were no borrowings under either revolving credit facility. The Company has borrowed under its line of credit to make its November 15, 2001 semi-annual interest payment of $5.7 million on its Notes.

     Under the terms of the line of credit agreement, the lender may establish certain “availability reserves”, as defined, which, if imposed, must be established in good faith by the lender, the result of which could reduce the amount of availability under the line of credit below the amount that would otherwise be established under the borrowing base determination. Generally the lender’s rights to impose such reserves must be supported by events, conditions, contingencies or risks which, as determined by the lender in good faith, do or may affect the underlying collateral. Subsequent to the execution of the agreement, no such availability reserves had been established by the lender, and management is unaware of any conditions that currently exist that would result in the establishment of such availability reserves.

8. INCOME TAXES:

     As of September 30, 2001, for tax purposes, the Company had net operating loss carryforwards (“NOLs”) of approximately $133 million available to utilize against regular taxable income. The NOLs will expire in varying amounts through fiscal 2021 although approximately $97 million of such NOL’s expire by fiscal 2011. While management believes the Company will be profitable in the future and will be able to utilize a portion of the NOLs, management does not believe that it is currently more likely than not that all of the NOLs will be utilized; therefore the Company maintains a valuation allowance against a significant portion of its net deferred tax asset. A summary of the deferred tax assets and liabilities as of September 30 follows:

	2001		2000
	Current	Long-Term	Current	Long-Term
Deferred tax asset:
Net operating loss and other
tax credit carryforwards	$—	$46,346,643	$—	$46,030,061
Allowance for doubtful accounts	344,750	—	190,703	—
Inventory	3,718,875	—	4,148,997	—
Accrued plant maintenance costs	632,570	—	103,322	—
Employee benefit accruals	686,277	—	721,843	—
Other accruals	412,536	—	879,311	—

Subtotal	5,795,008	46,346,643	6,044,176	46,030,061

Deferred tax liabilities:
Property, plant and equipment	—	(7,485,696)	—	(7,383,715)

Valuation allowance	—	(36,552,892)	—	(36,587,459)

Net deferred tax asset	$5,795,008	$2,308,055	$6,044,176	$2,058,887

34

Income tax for the years ended September 30 consist of:

	2001	2000	1999
Current	$—	$—	$140,564
Deferred	—	—	3,131,678

Income tax expense	$—	$—	$3,272,242

Provision for income tax differs from expected tax expense computed by applying the federal corporate rate for the years ended September 30 follows:

	2001	2000	1999
Taxes computed at statutory rate	$(11,750,320)	$(1,951,912)	$3,272,241
Nondeductible expenses	7,462	12,238	12,311
Adjustments to valuation allowance and other	11,742,858	1,939,674	(12,310)

Income tax expense	$—	$—	$3,272,242

     The Company periodically assesses the carrying value of its net deferred tax asset. Such assessments take into consideration many factors including changing market conditions, review of historical trend information, and modeling of expected future financial performance. Based on this assessment, the Company determines the appropriate level of net deferred tax asset to record within its financial statements using the “more likely than not” criteria of Statement of Financial Accounting Standards No. 109. While management believes that it is more likely than not that currently established net deferred tax asset will be realized in the future, should negative market conditions continue to persist for the domestic steel industry on a long-term basis, negative adjustments to the deferred tax asset valuation allowance may be required in future periods.

9. EARNINGS PER SHARE:

     Basic earnings per share was computed by dividing income applicable to common shares by the weighted average number of outstanding common shares of 12,890,607 during of each fiscal 2001, 2000, and 1999. Prior to fiscal 2000, the Company reserved 822,422 shares of Class A Common Stock for issuance upon exercise of an outstanding purchase warrant bearing a nominal exercise price. In a private transaction during fiscal 2000, the Company paid $1,750,000 to redeem and cancel the outstanding warrant.

     The Company maintains an incentive stock award plan for certain key employees under which there are outstanding stock options to purchase 195,000, 175,000, 75,000, and 109,000 shares of its Class A Common Stock at exercise prices of $0.80, $3.25, $4.75, and $4.375 per share, respectively. Diluted earnings per share amounts were determined by assuming that the outstanding warrants and stock options were exercised and considered as additional common stock equivalents outstanding computed under the treasury stock method.

     In fiscal 2001 and 2000, there were no common stock equivalents for purposes of the diluted earnings per share computation while for fiscal 1999 common stock equivalents totaled 822,422. Common stock equivalents excluded from the calculation of diluted earnings (loss) per share were 554,000, 389,000, and 204,000 equivalent shares for the years ended September 30, 2001, 2000 and 1999, respectively.

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

     Tennessee Valley Steel Corporation (“TVSC”), the prior owners of the Tennessee Facility, entered into a Consent Agreement and Order (the “TVSC Consent Order”) with the Tennessee Department of Environment and Conservation under its voluntary clean up program. The Company, in acquiring the assets of TVSC, entered into a Consent Agreement and Order (the “Bayou Steel Consent Order”) with the Tennessee Department of Environment and Conservation. The Bayou Steel Consent Order is supplemental to the previous TVSC Consent Order and does not affect the continuing validity of the TVSC Consent Order. The ultimate remedy and clean up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial, and assessment process. As of September 30, 2001, investigative, remedial, and risk assessment activities resulted in cumulative expenditures of approximately $1.4 million and a liability of approximately $0.5 million is recorded as of September 30, 2001 to complete the remediation. At this time, the Company does not expect the cost or resolution of the TVSC Consent Order to exceed its recorded obligation.

     As of September 30, 2001, the Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance is not expected to have a material adverse effect on the Company’s competitive position, or results of operations and financial condition, or cause a material increase in currently anticipated capital expenditures. As of September 30, 2001 and 2000, the Company has accrued loss contingencies for certain environmental matters. It is reasonably possible that future events may occur and the Company’s recorded estimates of its obligations may change in the near-term.

     As of September 30, 2001, the Company has commitments to purchase a portion of the natural gas utilized in its production process at various fixed prices over the next six months. Under the terms of the agreement the Company is obligated to pay $1.8 million to purchase approximately 50% of its natural gas requirement under the take or pay agreement. These commitments are for purchases of gas that will be used in the normal course of the Company’s operations and are therefore excluded from the accounting requirements of derivative financial instruments under Statement of Financial Accounting Standards No. 133, as amended.

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

11. STOCK OPTION PLAN:

     The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan for the purpose of attracting and retaining key employees. In fiscal 1994, 1998, 2000, and 2001 the Board of Directors granted to certain key employees 125,000, 85,000, 185,000, and 205,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on the grant date of $4.375, $4.75, $3.25, $0.80, respectively. The options are exercisable in five equal annual installments commencing one year from the grant date and expire ten years from that date. As of September 30, 2001, 6,000 options had been exercised and 189,000 shares were exercisable (at a weighted average price of $4.26 per share) and the following options were outstanding: 109,000 at $4.375, 45,000 at $4.75, and 35,000 at $3.25.The remaining amount of shares available under the 1991 Employee Stock Option Plan were granted during fiscal 2001.

A summary of activity relating to stock options follows:

	September 30,
	2001	2000	1999
Outstanding, beginning of year	389,000	204,000	204,000
Granted	205,000	185,000	—
Forfeitures	(40,000)	—	—

Outstanding, end of year	554,000	389,000	204,000

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

     The options granted in fiscal 2001 and 2000 are subject to the requirements of SFAS 123 and the fair values were estimated at the grant date using a present value approach with the following respective weighted-average assumptions: risk-free interest rate of 5% and 6%; no expected dividend yield; an estimated volatility of 54% and 48%; and an average expected life of the options of ten years. The estimated fair value of the options granted in fiscal 2001 and 2000 was $0.34 and $1.50 per share, respectively.

12. EMPLOYEE RETIREMENT PLANS:

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

     The net pension cost for both non-contributory Plans consists of the following components:

	Years Ended September 30,
	2001	2000	1999
Components of Net Periodic Pension Cost:
Service cost	$440,168	$436,640	$461,210
Interest cost	293,722	264,058	216,646
Expected return on plan assets	(378,352)	(312,591)	(253,648)
Recognized net actuarial gain	(35,284)	(12,249)	—
Amortization of prior service cost	4,820	4,820	4,820

Net periodic pension cost	$325,074	$380,678	$429,028

37

Other pension data for the Plans follows:

	September 30,
	2001	2000
Change in Benefit Obligation:
Benefit obligation at beginning of year	$3,811,384	$3,426,060
Service cost	440,168	436,640
Interest cost	293,722	264,058
Actuarial gain	(107,292)	(204,987)
Benefits paid	(112,126)	(110,387)

Benefit obligation at end of year	$4,325,856	$3,811,384

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$4,225,362	$3,492,095
Actual return on plan assets	(587,277)	452,587
Employer contribution	350,716	391,067
Benefits paid	(112,125)	(110,387)

Fair value of plan assets at end of year	$3,876,676	$4,225,362

Reconciliation of Funded Status:
Funded status	$(449,180)	$413,978
Unrecognized net actuarial (gain) loss	18,824	(874,796)
Unrecognized prior service cost	51,066	55,886

Accrued pension liability	$(379,290)	$(404,932)

     The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 2001 and 2000 measurement dates and include a discount rate of 7.50% and 7.75% per annum on valuing liabilities, respectively; long-term expected rate of return on assets of 9% per annum; and salary increases of 5% per annum for salaried employees.

     The Company recognized expenses of $322,000, $354,000, and $275,000 in fiscal 2001, 2000, and 1999, respectively, in connection with a defined contribution plan to which employees at the Louisiana Facility contribute and the Company makes matching contributions based on employee contributions. In addition, the Company recognized expenses of $113,000, $155,000, and $135,000 for fiscal years 2001, 2000, and 1999, respectively, in connection with a defined contribution plan at the Tennessee Facility to which the employees contribute and the Company makes matching contributions based on employee contributions and profit-sharing contributions based on employees’ annual wages.

13. MAJOR CUSTOMERS:

     One customer accounted for approximately 10% of total sales for each of the years ended September 30, 2001, 2000, and 1999.

14. PREFERRED STOCK AND WARRANT:

     The Company issued 15,000 shares of redeemable preferred stock and warrants to purchase six percent of its Class A Common Stock (or 822,422 shares) at a nominal amount. In connection with a refinancing transaction in fiscal 1998, the preferred stock was redeemed and, in a private transaction in fiscal 2000, the warrant was redeemed and canceled for $1.75 million.

15. COMMON STOCK:

     Other than voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock has 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers. The Class B Common Stock is held by an entity that is controlled by certain directors and one officer of the Company. The Company’s ability to pay certain levels of dividends is subject to restrictive covenants under the indenture governing the Company’s Notes and its line of credit.

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

16. MISCELLANEOUS:

     Miscellaneous income (expense) for the years ended September 30 include the following:

	2001	2000	1999
Discounts earned	$122,157	$255,709	$209,236
Other income (expense)	(56,377)	215,033	318,610

	$65,780	$470,742	$527,846

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

     Bayou Steel Corporation (Tennessee) and River Road Realty Corporation, (collectively the “guarantor subsidiaries”), which are wholly-owned by and which comprise all of the direct and indirect subsidiaries of the Company, fully and unconditionally guarantee the Notes on a joint and several basis. The indenture governing the Notes provides certain restrictions on the ability of the guarantor subsidiaries to make distributions to the Company. The following are condensed consolidating balance sheets as of September 30, 2001 and 2000 and the related condensed consolidating statements of operations and cash flows for each of the three years in the period ended September 30, 2001 (in thousands).

Condensed Balance Sheets

	September 30, 2001
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Current assets	$109,054	$20,276	$(40,159)	$89,171
Property and equipment, net	85,429	27,491	—	112,920
Other noncurrent assets	9,816	223	(5,140)	4,899

Total assets	$204,299	$47,990	$(45,299)	$206,990

Current liabilities	$23,087	$42,850	$(40,159)	$25,778
Long-term debt	119,242	—	—	119,242
Equity	61,970	5,140	(5,140)	61,970

Total liabilities and equity	$204,299	$47,990	$(45,299)	$206,990

	September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Current assets	$131,085	$26,121	$(31,057)	$126,149
Property and equipment, net	89,653	22,865	—	112,518
Other noncurrent assets	19,224	209	(14,841)	4,592

Total assets	$239,962	$49,195	$(45,898)	$243,259

Current liabilities	$24,745	$34,354	$(31,057)	$28,042
Long-term debt	119,127	—	—	119,127
Equity	96,090	14,841	(14,841)	96,090

Total liabilities and equity	$239,962	$49,195	$(45,898)	$243,259

39

Condensed Statements of Operations

	Year Ended September 30, 2001
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$124,053	$34,736	$(18,343)	$140,446
Cost of sales and administrative expense	(138,590)	(43,489)	18,343	(163,736)

Operating loss	(14,537)	(8,753)	—	(23,290)
Interest and other income (expense)	(19,582)	(947)	9,700	(10,829)

Net loss	$(34,119)	$(9,700)	$9,700	$(34,119)

	Year Ended September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$162,636	$50,403	$(10,541)	$202,498
Cost of sales and administrative expense	(154,395)	(54,805)	10,541	(198,659)

Operating profit (loss)	8,241	(4,402)	—	3,839
Interest and other income (expense)	(13,818)	(807)	5,209	(9,416)

Net loss	$(5,577)	$(5,209)	$5,209	$(5,577)

	Year Ended September 30, 1999
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$165,224	$50,886	$(9,737)	$206,373
Cost of sales and administrative expense	(148,994)	(48,695)	9,737	(187,952)

Operating profit	16,230	2,191	—	18,421
Interest and other income (expense)	(7,368)	(800)	(904)	(9,072)

Income before income tax	8,862	1,391	(904)	9,349
Provision for income tax	(2,785)	(487)	—	(3,272)

Net income	$6,077	$904	$(904)	$6,077

Condensed Statements of Cash Flows

	Year Ended September 30, 2001
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(34,119)	$(9,700)	$9,700	$(34,119)
Noncash items	8,128	2,322	—	10,450
Equity in losses of subsidiaries	9,700	—	(9,700)	—
Changes in working capital	2,256	13,250	—	15,506

Net cash from operating activities	(14,035)	5,872	—	(8,163)

Cash flows from investing activities:
Purchases of property and equipment	(2,947)	(5,872)	—	(8,819)

Cash flows from financing activities:
Debt issue and other costs	(464)	—	—	(464)

Net change in cash	(17,446)	—	—	(17,446)
Cash, beginning of year	17,446	—	—	17,446

Cash, end of year	$0	$—	$—	$0

40

	Year Ended September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(5,577)	$(5,209)	$5,209	$(5,577)
Noncash items	8,009	4,105	—	12,114
Equity in losses of subsidiaries	5,209	—	(5,209)	—
Changes in working capital	(10,617)	3,868	—	(6,749)

Net cash from operating activities	(2,976)	2,764	—	(212)

Cash flows from investing activities:
Purchases of property and equipment	(8,919)	(2,764)	—	(11,683)

Cash flows from financing activities:
Redemption of warrant	(1,750)	—	—	(1,750)

Net change in cash	(13,645)	—	—	(13,645)
Cash, beginning of year	31,091	—	—	31,091

Cash, end of year	$17,446	$—	$—	$17,446

	Year Ended September 30, 1999
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$6,077	$904	$(904)	$6,077
Noncash items	9,814	1,283	—	11,097
Equity in earnings of subsidiaries	(904)	—	904	—
Changes in working capital	(2,146)	(1,310)	—	(3,456)

Net cash from operating activities	12,841	877	—	13,718

Cash flows from investing activities:
Purchases of property and equipment	(15,779)	(877)	—	(16,656)

Net change in cash	(2,938)	—	—	(2,938)
Cash, beginning of year	34,029	—	—	34,029

Cash, end of year	$31,091	$—	$—	$31,091

18. QUARTERLY FINANCIAL DATA (UNAUDITED):

	Fiscal Year 2001 Quarters
	First	Second	Third	Fourth
	(in thousands, except per share data)

Net sales	$34,903	$38,671	$32,581	$34,291
Gross margin	(4,482)	(6,261)	(2,826)	(2,884)
Loss before income tax	(8,651)	(10,549)	(7,464)	(7,455)
Net loss	(8,651)	(10,549)	(7,464)	(7,455)
Net loss per common share	(.67)	(.82)	(.58)	(.58)

	Fiscal Year 2001 Quarters
	First	Second	Third	Fourth
	(in thousands, except per share data)

Net sales	$52,387	$55,467	$49,245	$45,399
Gross margin	5,335	4,260	4,223	(2,928)
Income (loss) before income tax	1,090	157	181	(7,005)
Net income (loss)	709	102	117	(6,505)
Net income (loss) per common share	0.05	0.01	0.01	(0.50)

41

Report of Independent Public Accountants

To the Stockholders of
Bayou Steel Corporation:

     We have audited the accompanying consolidated balance sheets of Bayou Steel Corporation (a Delaware corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Steel Corporation and subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

New Orleans, Louisiana
November 9, 2001