Form 10-K, Exhibit 13
period 2002-09-30
BAYOU STEEL CORP
filed 2003-01-10
CIK 807877

Exhibit 13.1 BAYOU STEEL CORPORATION 2002 ANNUAL REPORT 18

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation

NATURE OF OPERATIONS, CURRENT INDUSTRY
CONDITIONS, AND LIQUIDITY MATTERS

        Bayou Steel Corporation (the “Company”) is a leading producer of light structural shapes and merchant bar steel products. The Company owns and operates a steel minimill and a stocking warehouse on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations directly accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”) also accessible through the Mississippi River waterway system. The Company produces merchant bar and light structural steel products ranging in size from two to eight inches at the Louisiana Facility and merchant bar products ranging from one-half to three inches at the Tennessee Facility. The Company’s products are used for a wide range of commercial and industrial applications, including the construction and maintenance of petrochemical plants, barges and light ships, railcars, trucks and trailers, rack systems, tunnel and mine support products, joists, sign and guardrail posts for highways, power and radio transmission towers, and bridges.

        Steel service centers, the Company’s primary customer base, warehouse steel products from various minimills and integrated mills and sell combinations of products from different mills to their customers. Some steel service centers also provide additional labor-intensive value-added services such as fabricating, cutting or selling steel by the piece rather than by the bundle.

        During the past three years, market conditions within the domestic steel industry have experienced significant downward economic pressure largely due to declines in market prices and shipments that initially were influenced by high volumes of foreign steel imported into the United States at prices which challenged the domestic industry’s ability to viably compete. More recently, the industry has been negatively affected by the weakened United States economy in general following a period of significantly higher costs of production due to increased electricity and natural gas cost experienced in 2000 and into 2001. These forces have led to negative operating economics for certain domestic producers. As a result, many steel manufacturers have curtailed production and/or ceased operations, and a number of steel industry producers have sought protection under the United States Bankruptcy Code.

        In the first fiscal quarter of 2002, the International Trade Commission (“ITC”) issued a ruling that steel imports since 1998 have injured the United States steel industry in certain product ranges representing approximately one-third of the Company’s product line. The President took action based on the ITC’s ruling imposing tariffs on such imports in the second fiscal quarter of 2002. The apparent impact of this action and the recent weakening of the dollar relative to some foreign currencies have given the Company some relief from imports; however, shipments continue to be adversely affected by slow domestic demand. Some steel producers may benefit more from the ITC ruling than the Company since more of their product line is covered by the tariffs or the products were given greater protection than the Company’s products.

        As a result of these conditions, the Company has experienced sharp declines in shipment volumes and operating margins resulting in negative cash flow from operations and the generation of significant net losses over the past three years. Such conditions have significantly deteriorated the Company’s liquidity and constrained its ability to meet obligations under its debt agreements. As of December 16, 2002, the Company was in default of its $120 million of First Mortgage Notes and, due to cross default provisions, its $50 million line of credit agreement. Because of the current classification of the full amount of the Company’s debt resulting from the event of default, the Company had negative working capital of approximately $80 million as of September 30, 2002. The Company is negotiating with its lenders to identify mutually acceptable alternatives to restructure its debt and/or pursue other financial arrangements that could provide the Company with adequate financial capacity to sustain its operations and continue to meet its obligations for the near term and beyond. While management continues to aggressively pursue such measures, there is no assurance that the Company’s objectives will be successfully achieved. See “Liquidity and Capital Resources.”

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

Critical Accounting Policies and Estimates

        The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions provide a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

        The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventories

        Inventories are stated at the lower of cost or market value. The cost of product inventories is determined using the last-in, first-out method (LIFO). Inventory is adjusted for estimated obsolescence or unmarketable inventory. The amount of this reduction is equal to the LIFO cost of inventory less the market value. Estimated market value is based on assumptions about future demand and market conditions.

Long-lived Assets

        The depreciable lives of property, plant and equipment are estimated and are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Although the Company believes it has appropriately addressed asset impairment by reducing the carrying values of certain assets to their estimated recoverable amounts, actual results could be different and the results of operations in future periods could reflect gains or losses on those assets.

Plant Turnaround Cost

        The Company currently utilizes the accrue in advance method of accounting for periodic planned major maintenance activities (plant turnaround cost). As is typical in the industry, certain major maintenance items require the shutdown of an entire facility or a significant portion thereof to perform periodic overhauls and refurbishment activities necessary to sustain long-term production. The Company accrues a liability for the estimated amount of these planned shutdowns.

Revenue Recognition

        The Company recognizes revenue when it has a purchase order from a customer with a fixed price, the title and risk of loss transfer to the buyer, and collectibility is reasonably assured which is generally upon shipment. Substantially all of the Company’s sales are made on open account. The Company accrues rebates on shipments when incurred. Historically, there have been very few sales returns and adjustments that impact the ultimate collection of revenues, therefore no provisions are made when the sale is recognized.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

Allowance for Doubtful Accounts

        The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In cases where management is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, a specific allowance is recorded against amounts due that reduces the net recognized receivable to the amount reasonably believed to collectible. For all other customers, the Company maintains a reserve that considers the total receivables outstanding, historical collection rates, and economic trends.

Environmental Costs

        The Company operates in an industry that inherently possess environmental risks. To manage these risks, the Company employs both its own environmental staff and outside consultants. The Company estimates future costs for known environmental remediation requirements and accrues for them on an undiscounted basis when it is probable that the Company has incurred a liability and the related costs can be reasonably estimated. The regulatory and government management of these projects is extremely complex, which is one of the primary factors that make it difficult to assess the cost of potential and future remediation of potential sites. Adjustments to the liabilities are made when additional information becomes available that affects the estimated costs to remediate.

RESULTS OF OPERATIONS

        The Company reported a loss from operations of $21.5 million in fiscal 2002 compared to $23.3 million in the prior year. The $1.8 million change is a result of improvements in operating cost which were almost entirely offset by several items. First, the metal margin (the difference between the cost of yielded raw material steel scrap and the selling price of the finished product) decreased operating margins by $8.2 million. Second, the Company recorded a non-cash asset impairment charge of $6.6 million reducing the carrying value of its Tennessee Facility. These two negative changes almost entirely offset the Company’s improvements of $16.6 million, primarily in cost reductions.

        During fiscal 2002, the Company experienced improvements in the price and consumption of electricity, natural gas, and oxygen (collectively fuels) in addition to benefitting from certain cost reduction initiatives taken in response to the poor market conditions. Although there was a modest 3% improvement in shipments, the average selling price decreased and the net scrap cost increased squeezing the metal margin $16 per ton or 8% below the already severely depressed levels of the prior year.

        Market conditions that started to deteriorate with an unprecedented level of imports commencing in late fiscal 2000 have evolved into a sluggish domestic economy in fiscal 2002. To manage inventory levels, production continued throughout fiscal 2001 and 2002 at reduced operating levels. This operational decision, although resulting in higher operating cost than production at capacity, improved operating cash flow from inventory reductions. The Company continues production at similar reduced modes and expects to continue to incur operating losses throughout fiscal 2003.

        Scrap prices, over the long-term, have historically trended with selling prices. During fiscal 2001, the Company experienced a $40 per ton decrease in its average selling price while the net cost of scrap decreased only $19 per ton resulting in a $21 per ton metal margin reduction. In fiscal 2002, the metal margin deteriorated an additional $16 per ton as the average selling price decreased another $9 per ton and scrap prices increased by $7 per ton. Since fiscal 1998, metal margin has declined $60 per ton; depending on shipment volumes, this decline adversely impacted the Company’s operating economics by approximately $30 million. In fiscal 2002, selling prices neared the lowest ever experienced by the Company in its second fiscal quarter before beginning an upward trend in the second half of its year improving more than $20 per ton. The upward trend in scrap costs ended in the fourth quarter of fiscal 2002; recently, scrap costs have declined.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

        In fiscal 2001, the Company reported a loss from operations of $23.3 million compared to an operating profit of $3.8 million in the prior fiscal year. The $27.1 million decrease is largely a result of several commercial issues including sharp decreases in shipments and selling prices. First, shipments declined from 623,583 tons in fiscal 2000 to 499,065 tons in fiscal 2001. This 20% reduction was the third consecutive decrease in annual shipments and a direct result of the adverse impact of imported steel coupled with a slowing economy. Second, the Company’s average selling price fell $40 per ton also as a direct result of imports and domestic competitive pricing aimed at market share due to the slowing economy. Third, in fiscal 2001 the Company experienced record high fuel prices increasing operating cost by $6.2 million compared to fiscal 2000.

        The following table sets forth shipment, sales, and metal margin data:

	Year Ended September 30,
	2002	2001	2000
Shipment Tons	514,765	499,065	623,583
Net Sales (in thousands)	$142,134	$140,447	$202,498
Average Selling Price Per Ton	$271	$280	$320
Metal Margin Per Ton	$177	$193	$214

Sales

        Net sales in fiscal 2002 increased marginally over fiscal 2001 on a 3% increase in shipments and a similar decrease in the average selling price. The improvement in shipments is the first annual improvement since the Company experienced its highest level of annual shipments in fiscal 1998.

        Domestic steel mills reacted to imports and high inventory levels at steel service centers by implementing aggressive pricing strategies in order to gain market share and maintain certain production levels. Market conditions continued to worsen into fiscal 2001 and 2002 as the average selling price was further eroded and shipments stagnated. In fiscal 2002, the Company experienced one of its lowest average selling prices before experiencing some improving trend. In the fourth quarter of fiscal 2002, selling prices averaged $281 per ton or $21 per ton higher than the lowest quarter during the year. Toward the end of the fourth fiscal quarter, a price increase of approximately $15 per ton, impacting nearly all of the Company’s products, was implemented. On October 31, 2002, a major competitor announced a price decrease of approximately $15 per ton impacting approximately two-thirds of the Company’s products.

        Net sales in fiscal 2001 decreased by 31% from the prior year due to a 20% decrease in shipments and a 13% decrease in the average selling price. As described above, these changes were the results of imports and a weak domestic economy.

Cost of Sales

        Cost of sales exceeded sales in fiscal 2002 by $8.2 million which was $8.2 million less than fiscal 2001 due to a reduction in conversion cost (the cost to convert steel scrap into billets and billets into finished products) and other cost control programs initiated by the Company.

        Cost of sales exceeded sales in fiscal 2001 by $16.4 million and was 95% of sales in fiscal 2000. The increase was due to several factors. First, the average selling price for the year decreased $40 per ton while the net cost of scrap decreased only $19 per ton reducing the operating margin approximately $10 million compared to that of the prior year. Second, due in part to the high cost of fuels as well as the reduced operating mode, the Company experienced an increase in conversion cost. Third, during fiscal 2001 the Company recorded $2.5 million in adjustments to its last-in, first-out inventories.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

        Raw Material. Steel scrap is the principal raw material used in the melting operations at the Louisiana Facility and is a significant component of the semi-finished product, billets, which are used by both rolling mills. During fiscal 2002, steel scrap cost increased $7 per ton as demand improved in fiscal 2002 when certain domestic mills began slow, deliberate increases in production. Although the Company has not significantly increased production, it competes for scrap with other mills that manufacture products outside of its range whose demand may have increased during fiscal 2002. Scrap prices have decreased in the first few months of fiscal 2003.

        The Company has controlled the availability and the cost of steel scrap to some degree by producing its own shredded and cut grade scrap through its scrap processing division. The division supplied approximately 30% of the Company’s steel scrap requirements in each of fiscal 2002, 2001, and 2000. The Company plans, and the division has the capacity, to produce a greater quantity of steel scrap; however, low scrap prices have limited the availability of raw scrap for processing.

        AAF. Another raw material is additives, alloys, and fluxes (“AAF”). AAF cost remained relatively consistent with the prior year even though the Company increased the diversity of it product offerings in fiscal 2002. This increase in products was aimed at obtaining penetration into product groups in which the Company did not previously compete to improve capacity utilization and potentially improve profit margins. The Company was able to control its AAF cost by effectively utilizing new equipment installed in the melting operations in fiscal 1999 and early 2000. Through a combination of lower prices and more efficient control of consumption, AAF costs decreased 16% from fiscal 2000 to fiscal 2001. The prices of certain AAF materials are anticipated to be higher in fiscal 2003, which could potentially increase this cost component.

        Conversion Cost. Conversion cost includes labor, energy, maintenance material, and supplies used to convert raw material into finished product. Conversion cost per ton at the Louisiana Facility decreased 11% in fiscal 2002 and increased 8% in fiscal 2001 compared to the respective prior years. At the Tennessee Facility, conversion cost per ton decreased 8% in fiscal 2002 and increased 25% in fiscal 2001 compared to the respective prior years.

        The decrease in conversion cost at both facilities in fiscal 2002 was primarily a result of the decrease in the cost of fuels. In fiscal 2001, the Company experienced unusually high fuel cost resulting in significantly higher conversion cost. Fuel costs moderated in the latter part of fiscal 2001 and throughout 2002 due largely to market conditions. Also improving conversion cost was an increase in production at the Louisiana Facility that resulted in lower fixed cost per ton. These improvements were partially offset by a significant increase in property insurance premiums in fiscal 2002. At the Tennessee Facility, maintenance spending decreased as a result of utilizing new equipment installed in fiscal 2001. In fiscal 2002, the Company reduced operations at the Tennessee Facility to control inventories and improve productivity. Although overall fixed cost per ton are expected to increase, productivity and spending is expected to improve as the Company retains seasoned operators which should offset some of the expected cost increase.

        Throughout fiscal 2002, the Company continued its widespread cost reduction and productivity enhancement initiatives designed to mitigate losses and achieve operating cash breakeven (loss plus depreciation). Some of the objectives of these programs have been realized throughout the year although the Company has not yet reached its goal of operating cash breakeven. Inconsistent shipment levels, due primarily to dynamic market swings, required the Company to alter operating modes at its Louisiana Facility several times throughout the year often disrupting the continuity of operations and adversely impacting production efficiency and costs, especially in its fourth fiscal quarter.

        In efforts to stabilize natural gas cost, the Company entered into certain forward commitments to purchase a portion of its future natural gas requirements. As of September 30, 2002, the Company has entered into forward price commitments for approximately 60% of the natural gas it expects to utilize in its production over the next six months. Although the Company intends to fulfill its commitments under the agreements, a trading market does exist for such commitments.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

        Conversion cost per ton at the Louisiana Facility increased 8% in fiscal 2001 compared to fiscal 2000 and at the Tennessee Facility increased 25% over the same period. The largest driver at both facilities was unusually high fuels cost. In Louisiana, conversion cost was also impacted by a decrease in production caused by poor market conditions which resulted in an increase in fixed cost per ton. In Tennessee, maintenance spending was above that of the prior year until certain capital was installed in the third fiscal quarter alleviating much of the excessive spending. The increases were mitigated, to some extent, by several operational achievements during the year, including record productivity and yield in the melting operations, record yield at the Tennessee Facility, reduced fixed operating and additive, alloy, and flux cost.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased in both fiscal 2002 and 2001 as a result of the implementation of cost reduction measures. The cost of certain insurance renewals in fiscal 2003 is expected to reverse this trend.

Interest Income and Expense

        Interest income decreased as a result of a reduction in cash available for investment. Changes in interest expense in fiscal 2002 compared to 2001 were a result of the utilization of the credit facility to supplement cash shortfalls throughout the year. Comparing fiscal 2001 to fiscal 2000, the decrease in interest expense was driven by the capitalization of interest on major capital projects, while the decrease in interest income was due to less cash available for investment.

Impairment Loss on Long-lived assets

        During fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”) which requires, among other things, that companies recognize impairment losses on long-lived assets under certain circumstances. SFAS 144 supersedes previous accounting standards which contained similar provisions. SFAS 144 states that an impairment is a condition that exists when the carrying amount of a long-lived asset or asset group exceeds its fair value and therefore is not recoverable. This condition is deemed to exist if the carrying amount of the asset or asset group exceeds the sum of the undiscounted cash flow expected to be derived from the use and eventual disposition of the asset or asset group.

        As a result of recent operating losses, projections of future operating performance, continued negative market trends, and a change in the mode of operation, the Company applied the criteria established under SFAS 144 and, as a result, recognized an impairment loss of $6.6 million associated with the asset group comprising the Tennessee Facility in the third quarter of fiscal 2002. In determining the fair value of the Tennessee Facility, the Company employed the present value technique of discounting, at a risk free rate, multiple cash flow scenarios that reflect a range of possible outcomes from the utilization and ultimate disposal of the Tennessee Facility. The various scenarios made assumptions about key drivers of cash flow, such as metal margin, shipments, capital expenditures, production levels, and distribution cost. Each scenario was then assigned a probability weighting representing management’s judgment of the probability of achieving each cash flow stream. Based on such judgment and assumptions underlying the calculation, the Company reduced the carrying value of the Tennessee Facility by $6.6 million in the third quarter of fiscal 2002. The value was generally influenced by a longer time frame in which margins improved toward historical levels. The Company’s ability to achieve certain liquidity levels included in various cash flow scenarios may result in actions that may again change the carrying value of this or other asset groups.

        As of September 30, 2002, the underlying criteria associated with the Company’s long-term asset impairment analysis was based upon the assumption that the Company will continue to sustain its operations for the near term and beyond. Should the Company be unable to continue as a going concern, future adjustments to the carrying value of its property, plant and equipment may be required.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

Provision for Income Taxes

        As of September 30, 2002, for tax purposes, the Company had net operating loss carryforwards (“NOLs”) of approximately $167 million available to utilize against regular taxable income. The NOLs will expire in varying amounts through fiscal 2022. The realization of a net deferred tax asset is dependent in part upon generation of sufficient future taxable income. The Company periodically assesses the carrying value of this asset taking into consideration many factors including changing market conditions, historical trend information, and modeling expected future financial performance. Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,”(“SFAS 109”) requires, among other things, that the Company determine whether it is “more likely than not” that it will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. SFAS 109 further indicates that objective negative evidence, such as cumulative losses in recent years, losses expected in early future years, and a history of potential tax benefits expiring unused, is difficult to overcome.

        After taking into consideration recent operating losses and the continued negative market conditions and after giving more weight to factors, such as these that are objective and verifiable, the Company determined in the third quarter of fiscal 2002 that the realization of its recorded net deferred tax asset no longer met the more likely than not criteria established by SFAS 109. Accordingly, the Company recorded an additional valuation allowance of $7.7 million in the third quarter of fiscal 2002 fully reserving any future benefits that might be derived from its NOLs as of September 30, 2002.

Net Loss

        Net loss for fiscal year 2002 increased by $6.5 million compared to the prior year as a result of several factors. First, the metal margin decreased $16 per ton. Second, during fiscal 2002 the Company provided an additional $7.7 million non-cash asset valuation allowance against its net deferred tax asset. Third, the Company realized a $6.6 million non-cash impairment charge related to its Tennessee Facility. Fourth, net interest expense increased $0.8 million as a result of borrowings under the line of credit agreement and a lack of cash to invest.

        In fiscal 2001, profitability decreased $28.5 million compared to the prior year periods. The decrease was due to fewer tons shipped, decreased metal margin, and increased conversion cost, primarily caused by high fuel prices.

LIQUIDITY AND CAPITAL RESOURCES

        Recent Developments.The Company has outstanding $120 million of First Mortgage Notes (the “Notes”) which are senior obligations secured by a first priority lien, subject to certain exceptions, on existing real property, plant and equipment, and most additions or improvements thereto at the Louisiana facility. The indenture under which the Notes are issued (the “Indenture”) contains covenants which restrict the Company’s ability to incur additional indebtedness (excluding borrowings under the line of credit agreement), make certain levels of dividend payments, or place liens on the assets acquired with such indebtedness.

        The Notes, which bear interest at the stated rate of 9.5% per annum (9.65% effective rate), are due 2008 with semi-annual interest payments of $5.7 million due May 15 and November 15 of each year. As a result of significant cash losses over the last two years, the Company did not have sufficient cash and availability under its existing credit facility to make its November 15, 2002 semi-annual interest payment due under the Notes. Under the terms of the Indenture, an event of default is considered to exist if the Company does not pay interest on the Notes when due and such action remains uncured for a period of 30 days. As of December 16, 2002, the Company did not make the interest payment, and under the terms of the Indenture, the Company is in default. The existence and continuance of such an event of default permits the trustee or holders of at least 25% of the principal amount of the Notes to declare the Notes immediately due and to foreclose on the security. Accordingly, the entire $120 million, net of the unamortized original issue discount of $644,187, is reported in the accompanying consolidated balance sheets as a current liability as of September 30, 2002 and the Company continues to carry the unamortized debt issue cost of $1.8 million as a noncurrent asset. It is possible that under certain circumstances the Company would be required to write off this asset as a charge to future period earnings. Due to the significance of the uncertainty surrounding any potential outcome of the event of default, the Company’s limited financial resources and its ability to meet near-term liquidity requirements, there exists a substantial doubt about its ability to continue as a going concern.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

        The Company has retained financial and legal advisors to assist in reviewing practical financial and operational options. The Company is unable to predict the outcome of various strategies under development and consideration. Certain holders of the Notes have engaged a financial advisor and legal counsel who have requested certain information from the Company. The Company plans to seek negotiations with the holders of the Notes to identify mutually acceptable alternatives to restructure its debt and/or pursue other financial arrangements that would provide relief from its default. While management intends to aggressively pursue such measures, there is no assurance that the Company’s objectives in this regard will be successfully achieved.

        The Company also maintains a $50 million line of credit agreement, secured by accounts receivable and inventories. Based on the borrowing base criteria, $7.7 million of borrowings were outstanding and $28.8 million was available for additional borrowing as of September 30, 2002. The agreement requires the Company to maintain a minimum net worth when excess availability, as defined, is less than $20 million. The minimum net worth requirement is $41 million as of September 30, 2002. Since the Company’s minimum net worth was significantly below the minimum requirement, effectively the amount available for further borrowing at September 30, 2002 was only $8.8 million before the further reduction described below.

        Under the terms of the line of credit agreement, the lender may establish certain “availability reserves”, as defined, the result of which is to reduce the amount of availability under the line of credit below the amount that would otherwise be established under the borrowing base determination. Generally, the lender’s rights to impose such reserves must be supported by events, conditions, contingencies or risks which, as determined by the lender in good faith, do or may affect the Company’s underlying collateral.

        The credit agreement has cross default provisions with the Notes; consequently, the Company has been in default under this agreement since December 16, 2002. Subsequent to fiscal year end, the Company’s availability decreased to near $20 million. The lender has indicated that it will neither amend the agreement to lower the excess availability limits which trigger the minimum net worth requirement, nor waive the cross default provisions. This effectively limits the Company’s future borrowings since excess availability cannot be less than $20 million. By not waiving the default, the lender maintains all the rights and remedies under the line of credit agreement. As of January 7, 2003 the lender has not issued a default notice and has not taken any action as a result of the cross default. The Company is still discussing options to increase availability with its lender. The Company has $23.5 million in excess availability and cash and $17.7 million in borrowings as of January 7, 2003. The Company has accepted a proposal letter by a replacement lender which is in the process of completing due diligence. The Company anticipates executing an agreement by mid-February. The proposed terms of the potential agreement would provide additional availability under its borrowing base. Assuming, no foreclosure on the Notes and that the lender permits borrowings while the Company is in default, the Company is hopeful that the approximately $3.5 million in effective availability is sufficient to maintain operations until a new agreement can be executed.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

        Management believes that this potential agreement will be sufficient to provide the necessary liquidity until the Company can sustain operational cash requirements without reliance on a credit facility. Although management believes that an agreement will be executed to provide the financial flexibility described herein, there can be no assurances that such an agreement will be executed and that actual terms will not differ from the terms in the proposal letter. In the event that the holders of the Notes or senior credit line lenders do not continue to forebear or that current liquidity is significantly eroded before a new agreement is executed, the Company would need to seek bankruptcy protection to continue its operations.

        Accordingly, the entire $7.7 million balance is reported in the accompanying consolidated balance sheets as a current liability as of September 30, 2002, and the Company continues to carry the unamortized debt issue cost of $0.4 million as a noncurrent asset. It is possible that under certain circumstances the Company would be required to write off this asset as a charge to future period earnings.

        Because of the significance of the uncertainty surrounding the ability of the Company to meet its liquidity requirements with the limited resources available under the line of credit agreement and its ability to obtain a suitable replacement lender, there exists a substantial doubt about the Company’s ability to continue as a going concern.

        Operating Cash Flow. As of September 30, 2002, the Company had minimal cash on hand and $7.7 million outstanding under its line of credit. Despite the large loss from operations in fiscal 2002, the Company only utilized $6.2 million in cash for operating requirements. This is due to the liquidation of inventories to levels commensurate with both shipments and production and aggressive working capital management and the fact that there were two non-cash charges taken in fiscal 2002 totaling $14.3 million.

        As of September 30, 2001, the Company had no cash on hand and no borrowings under its credit facility. Due to working capital management, in particular inventory reductions, the Company consumed only $8.2 million for operations despite a $34.1 million loss for fiscal 2001.

        The Company continues to critically evaluate the cost effectiveness of its operating assets, their mode of operation and the impact on inventories and cost and the general business environment in which each facility operates. Such analysis includes: produce versus buy decisions; product rationalization; addition of products that complement the present product line; the length of the production cycle; targeting certain original equipment manufacturers or other market segments; and utilization of its distribution system for other complementary products. Although the goal of returning to positive operating cash breakeven has not been achieved, management believes that continued focus on operating cost, efficiencies, and capacity utilization will be a large contributor to obtaining its goal and providing liquidity to meet future operating needs.

        In November of 2002, the Company reduced its production cycle at the Louisiana Facility by approximately 40 days. Although unit costs should increase, this change, if successful, will reduce the inventory levels necessary to support customer requirements and, as a result, generate additional liquidity. Management believes that a consistent, shorter production cycle could also lead to additional sales and move the Company closer to cash operating breakeven.

        Capital Expenditures. Capital expenditures totaled $1.4 million, $8.8 million, and $11.7 million in fiscal 2002, 2001, and 2000, respectively. The activity in fiscal 2002 was confined to required facility maintenance projects while in the prior years capital spending was greater as the Company completed several significant capital programs. Given current conditions and the condition of the facilities, capital programs over the next twelve months will continue to be directed towards maintenance programs requiring approximately $2 million. As of September 30, 2002, there were no significant commitments remaining to complete authorized projects under construction.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

Recent Accounting Pronouncements

        The provisions of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) “Accounting for Asset Retirement Obligations,” are effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management does not believe that the adoption of this standard will have a material impact on the financial position or results of operations of the Company.

        In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including certain costs incurred in a restructuring).” SFAS No. 146 requires the recognition of liabilities for costs associated with an exit or disposal activity when those liabilities are incurred rather than at the date of an entity’s commitment to an exit or disposal activity. This statement is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect that SFAS No. 146 will have a material impact on the Company’s financial position or results or operations.

Quantitative and Qualitative Disclosures about Market Risk

        The Company is exposed to certain market risks that are inherent in financial instruments arising from transactions that are entered into in the normal course of business. The Company does not enter into derivative financial instrument transactions to manage or reduce market risk, except for its forward commitments to purchase a portion of its natural gas requirements, or for speculative purposes but is subject to interest rate risk on its long-term fixed interest rate Notes. The forward gas purchase commitments provide a fixed purchase price whereby the Company purchases gas at a rate that could differ from spot rates during the period of purchase. The revolving credit facility has a variable interest rate which reduces the potential exposure of interest rate risk from a cash flow perspective.

        There are no scheduled principal payments under the Notes prior to the maturity date. However, all or some of the Notes may be redeemed at a premium after May 15, 2003. Assuming a hypothetical 10% adverse change in interest rates, with no change in the average or outstanding amounts of long-term debt, the fair value of the Company’s fixed rate debt would decrease by approximately $1 million. However, the market price for the Company’s debt is also influenced by other factors such as, credit worthiness, liquidity, financial condition, industry conditions, etc. This amount was determined by considering the impact of the hypothetical change in interest rates on the Company’s cost of borrowing. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company’s financial structure.

        The fair market value of the Notes on December 17, 2002, after the event of default on December 16, 2002 was approximately $18 million. This was determined by using the trade range quoted by a company that trades in the Notes. An actual market trade could differ from the quote.

OTHER COMMENTS

Forward-Looking Information, Inflation and Other

        This document contains various “forward-looking” statements which represent the Company’s expectation or belief concerning future events. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements. These include but are not limited to statements relating to future actions, prospective products, future dealings with the noteholders or senior credit lenders, future performance or results of current and anticipated new products, sales efforts, availability of raw materials, expenses such as fuel and scrap cost, the outcome of contingencies, the cost of environmental compliance and financial results. From time to time, the Company also may provide oral or written forward-looking statements in other materials released to the public. Any or all of the forward-looking statements in this report and in any other public statements may turn out to be wrong, and can be affected by inaccurate assumptions by known or unknown risks and uncertainties. Many factors mentioned in the discussion above will be important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further disclosures on related subjects in the Company’s other reports to the Securities and Exchange Commission.

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

        The Company is subject to increases in the cost of energy, supplies, salaries and benefits, additives, alloys, and steel scrap due to inflation. Finished goods prices are influenced by supply, which varies with steel mill capacity and utilization, import levels, and market demand.

        There are various claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings, with exception to the events discussed in “Liquidity and Capital Resources,” would not materially affect its financial position.

        The Company provides the following cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our businesses. These are factors that could cause actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect future operating results. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

•	General economic conditions in the United States.

•	The imports into the Untied States that have affected the steel market.

•	The highly cyclical and seasonal nature of the steel industry.

•	The possibility of increased competition from other minimills.

•	The risk of the Company’s ability to expand its product lines and increase acceptance of existing product lines.

•	The risk of the Company’s ability to rationalize its products without adversely impacting other products.

•	The risk of additional capacity in the Company’s product lines.

•	The risk of running shorter production cycles in a cost effective manner.

•	The risk regarding the availability of raw materials such as steel scrap.

•	The risk in cost and availability of fuels, specifically natural gas and electricity.

•	The costs of environmental compliance and the impact of government regulations.

•	The Company’s relationship with its workforce.

•	The restrictive covenants and tests contained in the Company’s debt instruments that could limit its operating and financial flexibility.

•	The risk associated with the Company’s failure to pay the semi-annual installment on its Notes that was due on November 15, 2002 or any other obligations that are demanded as a result of the Company’s debt default.

•	The risk that the Company will not have the liquidity required to meet its commitments either through utilization of existing credit agreements, alternative agreements or internally generated funds.

29

BAYOU STEEL CORPORATION

Management’s Discussion and Analysis of Financial
Condition and Results of Operation — (Continued)

Environmental Matters

        The Company is subject to various federal, state, and local laws and regulations. See Footnote 10 to the Company’s Consolidated Financial Statements and the “Business-Environmental Matters” contained in the Company’s Annual Report on Form 10-K.

BAYOU STEEL CORPORATION

Consolidated Balance Sheets

ASSETS
	September 30,

CURRENT ASSETS:	2002	2001

Cash	$57,290	$—
Receivables, net of allowance for doubtful accounts	16,772,317	18,269,161
Inventories	58,099,176	64,371,452
Deferred income taxes	—	5,795,008
Prepaid expenses	1,047,610	735,142

Total current assets	75,976,393	89,170,763

PROPERTY, PLANT AND EQUIPMENT:
Land	3,427,260	3,790,399
Machinery and equipment	153,978,320	158,675,695
Plant and office buildings	25,659,860	26,795,528

	183,065,440	189,261,622
Less—Accumulated depreciation	(84,097,031)	(76,341,319)

Net property, plant and equipment	98,968,409	112,920,303

DEFERRED INCOME TAXES	—	2,308,055
OTHER ASSETS	2,230,894	2,591,367

Total assets	$177,175,696	$206,990,488

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$15,139,678	$16,113,867
Interest payable	4,275,000	4,275,000
Accrued liabilities	10,035,886	5,389,231
Borrowings under line of credit	7,695,180	—
Long-term debt	119,355,813	—

Total current liabilities	156,501,557	25,778,098

LONG-TERM DEBT	—	119,241,573

COMMITMENTS AND CONTINGENCIES

COMMON STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value —
Class A: 24,271,127 authorized and
10,619,380 outstanding shares	106,194	106,194
Class B: 4,302,347 authorized and
2,271,127 outstanding shares	22,711	22,711
Class C: 100 authorized and outstanding shares	1	1

Total common stock	128,906	128,906
Paid-in capital	46,045,224	46,045,224
Retained earnings (accumulated deficit)	(24,850,649)	15,796,687
Accumulated other comprehensive income (loss)	(649,342)	—

Total common stockholders’ equity	20,674,139	61,970,817

Total liabilities and common stockholders’ equity	$177,175,696	$206,990,488

The accompanying notes are an integral part of these consolidated statements. 31

BAYOU STEEL CORPORATION

Consolidated Statements of Operations

	Year Ended September 30,
	2002	2001	2000

NET SALES	$142,134,044	$140,446,714	$202,498,005
COST OF SALES	150,340,414	156,899,617	191,607,687

GROSS MARGIN	(8,206,370)	(16,452,903)	10,890,318

IMPAIRMENT LOSS ON LONG-LIVED ASSETS	6,602,535	—	—
SELLING, GENERAL AND ADMINISTRATIVE	6,652,798	6,837,255	7,051,505

OPERATING (LOSS) INCOME	(21,461,703)	(23,290,158)	3,838,813

OTHER INCOME (EXPENSE):
Interest expense	(11,727,278)	(11,269,054)	(11,388,101)
Interest income	15,771	374,437	1,501,654
Miscellaneous	207,698	65,780	470,742

	(11,503,809)	(10,828,837)	(9,415,705)

LOSS BEFORE INCOME TAX	(32,965,512)	(34,118,995)	(5,576,892)

PROVISION FOR INCOME TAX	7,681,824	—	—

NET LOSS	$(40,647,336)	$(34,118,995)	$(5,576,892)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING BASIC & DILUTED	12,890,607	12,890,607	12,890,607

LOSS PER COMMON SHARE
BASIC & DILUTED	$(3.15)	$(2.65)	$(.43)

The accompanying notes are an integral part of these consolidated statements. 32

BAYOU STEEL CORPORATION

Consolidated Statements of Cash Flows

	Year Ended September 30,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(40,647,336)	$(34,118,995)	$(5,576,892)
Depreciation	8,758,469	8,416,574	8,909,945
Amortization	520,959	520,051	478,618
Provision for (reduction in) allowance for
doubtful accounts	149,499	463,645	(29,482)
Provision for (reduction in) lower of cost or market
inventory reserve	(1,590,478)	1,050,000	2,754,494
Impairment loss on long-lived assets	6,602,535	—	—
Deferred income taxes	7,681,824	—	—
Changes in working capital:
Decrease in receivables	1,347,345	3,798,429	1,148,915
Decrease (increase) in inventories	7,862,754	13,661,805	(9,270,447)
(Increase) decrease in prepaid expenses	(312,468)	308,636	(548,846)
Income tax refund	421,239	—	—
(Decrease) increase in accounts payable	(974,189)	(3,467,486)	2,962,798
Increase (decrease) in interest payable
and accrued liabilities	3,951,067	1,203,681	(1,041,067)

Net cash used in operating activities	(6,228,780)	(8,163,660)	(211,964)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,409,110)	(8,818,861)	(11,683,156)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of warrant	—	—	(1,750,000)
Debt issue and other costs	—	(463,668)	—
Net borrowings under line of credit	7,695,180	—	—

Net cash provided by (used in)
financing activities	7,695,180	(463,668)	(1,750,000)

NET INCREASE (DECREASE) IN CASH	57,290	(17,446,189)	(13,645,120)

CASH, beginning balance	—	17,446,189	31,091,309

CASH, ending balance	$57,290	$—	$17,446,189

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the period for:
Interest (net of amounts capitalized)	$11,400,000	$11,269,054	$11,372,984
Income taxes	$—	$—	$113,837

The accompanying notes are an integral part of these consolidated statements. 33

BAYOU STEEL CORPORATION

Consolidated Statements of Changes in Equity

	Common Stock			Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Common Stockholders’ Equity
	Class A	Class B	Class C
BEGINNING BALANCE,
October 1, 1999	$106,194	$22,711	$1	$47,795,224	$55,492,574	$—	$103,416,704
Net loss	—	—	—	—	(5,576,892)		(5,576,892)
Redemption of warrant	—	—	—	(1,750,000)	—	—	(1,750,000)

ENDING BALANCE,
September 30, 2000	106,194	22,711	1	46,045,224	49,915,682	—	96,089,812
Net loss	—	—	—	—	(34,118,995)	—	(34,118,995)

ENDING BALANCE,
September 30, 2001	106,194	22,711	1	46,045,224	15,796,687	—	61,970,817
Minimum pension liability adjustment	—	—	—	—	—	(649,342)	(649,342)
Net loss	—	—	—	—	(40,647,336)	—	(40,647,336)

Comprehensive loss							(41,296,678)

ENDING BALANCE,
September 30, 2002	$106,194	$22,711	$1	$46,045,224	$(24,850,649)	$(649,342)	$20,674,139

The accompanying notes are an integral part of these consolidated statements. 34

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements September 30, 2002

1.	NATURE OF OPERATIONS, CURRENT INDUSTRY CONDITIONS, AND LIQUIDITY MATTERS:

        Bayou Steel Corporation (the “Company”) owns and operates a steel minimill and a stocking warehouse on the Mississippi River in LaPlace, Louisiana (the “Louisiana Facility”), three additional stocking locations accessible to the Louisiana Facility through the Mississippi River waterway system, and a rolling mill with warehousing facility in Harriman, Tennessee (the “Tennessee Facility”). The Company produces light structural steel and merchant bar products for distribution to steel service centers and original equipment manufacturers/fabricators located throughout the United States, with export shipments of approximately 6% to Canada and Mexico.

        Steel service centers, the Company’s primary customer base, warehouse steel products from various minimills and integrated mills and sell combinations of products from different mills to their customers. Some steel service centers also provide additional labor-intensive value-added services such as fabricating, cutting or selling steel by the piece rather than by the bundle.

        During the past three years, market conditions within the domestic steel industry have experienced significant downward economic pressure largely due to declines in market prices and shipments that initially were influenced by high volumes of foreign steel imported into the United States at prices which challenged the domestic industry’s ability to viably compete. More recently, the industry has been negatively affected by the weakened United States economy in general following a period of significantly higher costs of production due to increased electricity and natural gas cost experienced in 2000 and into 2001. These forces have led to negative operating economics for certain domestic producers. As a result, many steel manufacturers have curtailed production and/or ceased operations, and a number of steel industry producers have sought protection under the United States Bankruptcy Code.

        In the first fiscal quarter of 2002, the International Trade Commission (“ITC”) issued a ruling that steel imports since 1998 have injured the United States steel industry in certain product ranges representing approximately one-third of the Company’s product line. The President took action based on the ITC’s ruling imposing tariffs on such imports in the second fiscal quarter of 2002. The apparent impact of this action and the recent weakening of the dollar relative to some foreign currencies have given the Company some relief from imports; however, shipments continue to be adversely affected by a slowdown in domestic demand. Some steel producers may benefit more from the ITC ruling than the Company since more of their product line is covered by the tariffs or the products were given greater protection than the Company’s products.

        As a result of these conditions, the Company has experienced sharp declines in shipment volumes and operating margins during this period resulting in negative cash flow from operations and the generation of significant net losses over the past three years. Such conditions have significantly deteriorated the Company’s liquidity and constrained its ability to meet obligations under its debt agreements. As of December 16, 2002, the Company was in default on its $120 million of First Mortgage Notes and, due to cross default provisions, its $50 million line of credit agreement. Because of the current classification of the full amount of the Company’s debt resulting from the event of default, the Company had negative working capital of approximately $80 million as of September 30, 2002. The Company is negotiating with its lenders to identify mutually acceptable alternatives to restructure its debt and/or pursue other financial arrangements that could provide the Company with adequate financial capacity to sustain its operations and continue to meet its obligations for the near term and beyond. While management continues to aggressively pursue such measures, there is no assurance that the Company’s objectives in this regard will be successfully achieved. See discussions on long-term debt and short-term borrowing arrangement in Notes 6 and 7, respectively.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Basis of Presentation

        The Company’s financial statements were prepared in accordance with accounting principles generally accepted in the United States. As further discussed in Notes 6 and 7, the Company faces significant liquidity issues in fiscal 2003 as a result of adverse business conditions and events of default/cross-default which have occurred under the Company’s debt agreement. As a result of such conditions, there is substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern and do not include any adjustments, to reflect the possible future effects on the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities, that might result from the outcome of such uncertainties.

Subsequent Event

        As of December 16, 2002, the Company was in default of its $120 million First Mortgage Notes and, due to the cross default provision, its $50 million line of credit agreement.

Inventories

        Inventories are carried at the lower of cost or market. Inventory cost for steel scrap, billets, and finished product is determined on the last-in, first-out (LIFO) method and for operating supplies on the average cost method.

Property, Plant and Equipment

        Property, plant and equipment acquired as part of the acquisition of the Louisiana Facility in 1986 and the Tennessee Facility in 1995 has been recorded based on the respective fair values at the dates of purchase. As discussed in Note 4, the carrying value of the Tennessee Facility has been adjusted for an asset impairment loss. Betterments and improvements are capitalized at cost; repairs and maintenance are expensed as incurred. Interest during construction of significant additions is capitalized. Depreciation is provided on the units-of-production method for machinery and equipment and on the straight-line method for buildings over an estimated useful life of 30 years.

Plant Turnaround Cost

        The Company currently utilizes the accrue in advance method of accounting for periodic planned major maintenance activities (plant turnaround cost). As is typical in the industry, certain major maintenance items require the shutdown of an entire facility or a significant portion thereof to perform periodic overhauls and refurbishment activities necessary to sustain long-term production. The Company accrues a liability for the estimated amount of these planned shutdowns. As of September 30, 2002 and 2001, $2.9 million and $1.8 million, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets related to planned future plant turnaround cost.

Contingencies

        The Company accounts for all contingencies, including the potential environmental liabilities discussed in Note10, in accordance with the provisions of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” which, among other provisions, requires the Company to accrue for estimated loss contingencies if: (a) it is probable that a liability has been incurred, and (b) the amount can be reasonably estimated.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

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

Credit Risk

        The Company extends credit to its customers primarily on 30 day terms. The Company believes that its credit risk exposure is minimal due to the ongoing review of its customers’financial condition, its sizeable customer base, and the geographical dispersion of its customer base. Historically, credit losses have not been significant. At September 30, 2002 and 2001, the Company maintained an allowance for doubtful receivables of approximately $534,000 and $985,000, respectively.

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

Revenue Recognition

        The Company recognizes revenue when it has a purchase order from a customer with a fixed price, the title and risk of loss transfer to the buyer, and collectibility is reasonably assured which is generally upon shipment. Substantially all of the Company’s sales are made on open account. The Company accrues rebates on shipments when incurred. Historically, there have been very few sales returns and adjustments that impact the ultimate collection of revenues, therefore no provisions are made when the sale is recognized.

Recent Accounting Pronouncements

        The provisions of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) “Accounting for Asset Retirement Obligations,” are effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management does not believe that the adoption of this standard will have a material impact on the financial position or results of operations of the Company.

        In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including certain costs incurred in a restructuring).” SFAS No. 146 requires the recognition of liabilities for costs associated with an exit or disposal activity when those liabilities are incurred rather than at the date of an entity’s commitment to an exit or disposal activity. This statement is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect that SFAS No. 146 will have a material impact on the Company’s financial position or results or operations.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

3.	INVENTORIES:

Inventories as of September 30 consist of the following:

	2002	2001
Steel scrap	$2,667,194	$2,051,995
Billets	6,592,189	5,973,803
Finished product	37,731,152	39,315,810
LIFO adjustments	680,306	6,548,999

	47,670,841	53,890,607
Operating supplies	10,428,335	10,480,845

	$58,099,176	$64,371,452

        At September 30, 2002 and 2001, first-in, first-out inventories were $47.0 million and $47.3 million, respectively. In fiscal 2001 and 2000, the Company recorded $1.1 million and $2.8 million, respectively, in lower of LIFO cost or market reserves. During fiscal 2002, $1.6 million of such reserves were credited to cost of goods sold in the accompanying statement of operations as a result of the liquidation of certain LIFO inventory layers associated with such previously established reserves. As of September 30, 2002 and 2001, $2.3 million and $3.9 million, respectively, are included as reductions of finished product inventories related to such remaining reserves.

4.	PROPERTY, PLANT AND EQUIPMENT:

        During fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”) which requires, among other things, that companies recognize impairment losses on long-lived assets under certain circumstances. SFAS 144 supersedes previous accounting standards which contained similar provisions. SFAS 144 states that an impairment is a condition that exists when the carrying amount of a long-lived asset or asset group exceeds its fair value and therefore is not recoverable. This condition is deemed to exist if the carrying amount of the asset or asset group exceeds the sum of the undiscounted cash flow expected to be derived from the use and eventual disposition of the asset or asset group.

        As a result of recent operating losses, projections of future operating performance, continued negative market trends, and a change in the mode of operation, the Company applied the criteria established under SFAS 144 and, as a result, recognized an impairment loss of $6.6 million associated with the asset group comprising its Tennessee Facility in the third quarter of fiscal 2002. In determining the fair value of the Tennessee Facility, the Company employed the present value technique of discounting, at a risk free rate, multiple cash flow scenarios that reflect a range of possible outcomes from the utilization and ultimate disposal of the Tennessee Facility. The various scenarios made assumptions about key drivers of cash flow, such as metal margin, shipments, capital expenditures, production levels, and distribution cost. Each scenario was then assigned a probability weighting representing management’s judgment of the probability of achieving each cash flow stream. Based on such judgment and assumptions underlying the calculation, the Company has reduced the carrying value of the Tennessee Facility by $6.6 million in the third quarter of fiscal 2002. The value was generally influenced by a longer time frame in which margins improved toward historical levels. The Company’s ability to achieve certain liquidity levels included in the various cash flow scenarios may result in actions that may again change the carrying value of this or other asset groups.

        As of September 30, 2002, the underlying criteria associated with the Company’s long-term asset impairment analysis was based upon the assumption that the Company will continue to sustain its operations for the near term and beyond. Should the Company be unable to continue as a going concern, future adjustments to the carrying value of property, plant and equipment may be required.

        Capital expenditures totaled $1.4 million, $8.8 million, and $11.7 million in fiscal 2002, 2001, and 2000, respectively. As of September 30, 2002, there were no significant costs remaining to complete authorized projects under construction. Depreciation expense for the years ended September 30, 2002, 2001, and 2000 was $8,758,469, $8,416,574, and $8,909,945, respectively.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

5.	OTHER ASSETS:

        Other assets consist of financing costs associated with the issuance of long-term debt and the revolving line of credit (see Notes 6 and 7) which through September 30, 2002 have been amortized over the terms of the respective agreements. Amortization of other assets was $407,000, $406,000, and $364,000 for the years ended September 30, 2002, 2001, and 2000, respectively. Other assets are reflected in the accompanying consolidated balance sheets net of accumulated amortization of $1,614,000 and $1,207,000 at September 30, 2002 and 2001, respectively. Depending upon the outcome of the Company’s negotiations with its lenders, as discussed in Notes 6 and 7, accelerated recognition of such deferred costs may be required in future periods.

6.	LONG-TERM DEBT:

        The First Mortgage Notes (the “Notes”) which have a stated face value of $120 million are senior obligations of the Company, secured by a first priority lien, subject to certain exceptions, on existing real property, plant and equipment, and most additions or improvements thereto at the Louisiana Facility. The indenture under which the Notes are issued (the “Indenture”) contains covenants which restrict the Company’s ability to incur additional indebtedness (excluding borrowings under the line of credit agreement discussed in Note 7), make certain levels of dividend payments, or place liens on the assets acquired with such indebtedness.

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

        As a result of significant cash losses over the last two years, the Company did not have sufficient cash and availability under its existing credit facility to pay its November 15, 2002 semi-annual interest payment due under the Notes. Under the terms of the Indenture an event of default is considered to exist if the Company does not pay interest on the Notes when due and such action remains uncured for a period of 30 days. As of December 16, 2002, the Company did not make the interest payment, and under the terms of the Indenture, the Company is in default. The existence and continuance of such an event of default permits the trustee or holders of at least 25% of the principal amount of the Notes to declare the Notes immediately due and to foreclose on the security. Accordingly, the entire $120 million, net of the unamortized original issue discount of $644,187, is reported in the accompanying consolidated balance sheets as a current liability as of September 30, 2002 and the Company continues to carry the unamortized debt issue cost of $1.8 million as a noncurrent asset. It is possible that under certain circumstances the Company would be required to write off this asset as a charge to future period earnings. Due to the significance of the uncertainty surrounding any potential outcome of the event of default, the Company’s limited financial resources and its ability to meet near-term liquidity requirements, there exists a substantial doubt about its ability to continue as a going concern.

        The Company has retained financial and legal advisors to assist in reviewing practical financial and operational options. The Company is unable to project the outcome of various strategies under development and consideration. Certain holders of the Notes have engaged a financial advisor and legal counsel who have requested certain information from the Company. The Company plans to seek negotiations with the holders of the Notes to identify mutually acceptable alternatives to restructure its debt and/or pursue other financial arrangements that would provide relief from its default. While management intends to aggressively pursue such measures, there is no assurance that the Company’s objectives in this regard will be successfully achieved.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

        The Notes are presented in the accompanying consolidated balance sheets, net of the original issue discount of $1,142,400, which is being amortized over the life of the Notes using the straight-line method which does not materially differ from the interest method. Because of the uncertainty surrounding the event of default and any potential restructure agreement, the Notes continue to be carried net of the unamortized discount of $0.6 million and the unamortized debt issue cost related to the Notes of $1.8 million continue to be carried on the accompanying balance sheets. Under certain future scenarios, it is probable that these amounts could be written off as charges in future statements of operations. The fair value of the Notes on September 30, 2002 and 2001 was approximately $63 million and $65 million, respectively.

7.	SHORT-TERM BORROWING ARRANGEMENT:

        The Company maintains a $50 million line of credit agreement, secured by accounts receivable and inventories, used for general corporate purposes. Based on the borrowing base criteria, $7.7 million of borrowings were outstanding and $28.8 million was available for additional borrowing as of September 30, 2002. The agreement has a five-year term and bears interest at Prime or the London Interbank Borrowing Rate plus a percentage based on excess availability ranging from 2% to 2.5%. The terms of the agreement require the Company to maintain a minimum net worth when excess availability, as defined, is less than $20 million. The minimum net worth requirement is $41 million as of September 30, 2002 and is adjusted for earnings for each six month period thereafter. Since the Company’s minimum net worth was significantly below the minimum requirement, effectively the amount available for further borrowing at September 30, 2002 was only $8.8 million before the further reduction described below.

        Under the terms of the line of credit agreement, the lender may establish certain “availability reserves”, as defined, the result of which is to reduce the amount of availability under the line of credit below the amount that would otherwise be established under the borrowing base determination. Generally, the lender’s rights to impose such reserves must be supported by events, conditions, contingencies or risks which, as determined by the lender in good faith, do or may affect the Company’s underlying collateral.

        The credit agreement has cross default provisions with the Notes; consequently, the Company has been in default under this agreement since December 16, 2002. Subsequent to fiscal year end, the Company’s availability decreased to near $20 million. The lender has indicated that it will neither amend the agreement to lower the excess availability limits which trigger the minimum net worth requirement, nor waive the cross default provisions. This effectively limits the Company’s future borrowings since excess availability cannot be less than $20 million. By not waiving the default, the lender maintains all the rights and remedies under the line of credit agreement. As of January 7, 2003 the lender has not issued a default notice and has not taken any action as a result of the cross default. The Company is still discussing options to increase availability with its lender. The Company has $23.5 million in excess availability and cash and $17.7 million in borrowings as of January 7, 2003. The Company has accepted a proposal letter by a replacement lender which is in the process of completing due diligence. The Company anticipates executing an agreement by mid-February. The proposed terms of the potential agreement would provide additional availability under its borrowing base. Assuming, no foreclosure on the Notes and that the lender permits borrowings while the Company is in default, the Company is hopeful that the approximately $3.5 million in effective availability is sufficient to maintain operations until a new agreement can be executed.

        Management believes that this potential agreement will be sufficient to provide the necessary liquidity until the Company can sustain operational cash requirements without reliance on a credit facility. Although management believes that an agreement will be executed to provide the financial flexibility described herein, there can be no assurances that such an agreement will be executed and that actual terms will not differ from the terms in the proposal letter. In the event that the holders of the Notes or senior credit line lenders do not continue to forebear or that current liquidity is significantly eroded before a new agreement is executed, the Company would need to seek bankruptcy protection to continue its operations.

        Accordingly, the entire $7.7 million balance is reported in the accompanying consolidated balance sheets as a current liability as of September 30, 2002, and the Company continues to carry the unamortized debt issue cost of $0.4 million as a noncurrent asset. It is possible that under certain circumstances the Company would be required to write off this asset as a charge to future period earnings.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

        Because of the significance of the uncertainty surrounding the ability of the Company to meet its liquidity requirements with the limited resources available under the line of credit agreement and its ability to obtain a suitable replacement lender, there exists a substantial doubt about the Company’s ability to continue as a going concern.

        As of September 30, 2002, the Company had an outstanding balance of $7.7 million under the line of credit and no borrowings as of September 30, 2001. The maximum amount outstanding during the twelve-month period ended September 30, 2002 was $9.1 million, the average borrowings were $5.4 million, and the weighted average interest rate was 4.5%.

8.	INCOME TAXES:

        As of September 30, 2002, for tax purposes, the Company had net operating loss carryforwards (“NOLs”) of approximately $167 million available to utilize against regular taxable income. The NOLs will expire in varying amounts through fiscal 2022. The realization of a net deferred tax asset is dependent in part upon generation of sufficient future taxable income. The Company periodically assesses the carrying value of this asset taking into consideration many factors including changing market conditions, historical trend information, and modeling expected future financial performance. Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS 109”) requires, among other things, that the Company determine whether it is “more likely than not” that it will realize such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is “objective and verifiable”) in making the determination. SFAS 109 further indicates that objective negative evidence, such as cumulative losses in recent years, losses expected in early future years, and a history of potential tax benefits expiring unused, is difficult to overcome.

        After taking into consideration recent operating losses, and the continued negative market conditions and after giving more weight to factors, such as these that are objective and verifiable, the Company determined in the third quarter of fiscal 2002 that the realization of its previously recorded net deferred tax asset no longer met the more likely than not criteria established by SFAS 109. Accordingly, the Company recorded an additional valuation allowance of $7.7 million in the third quarter of fiscal 2002 fully reserving any future benefits that might be derived from its NOLs as of September 30, 2002. A summary of the deferred tax assets and liabilities as of September 30 follows:

	2002		2001
	Current	Long-Term	Current	Long-Term
Deferred tax asset:
Net operating loss and other
tax credit carryforwards	$—	$59,319,242	$—	$46,346,643
Allowance for doubtful accounts	201,600	—	344,750	—
Inventories	3,187,836	—	3,718,875	—
Accrued plant turnaround costs	1,030,604	—	632,570	—
Employee benefit accruals	790,731	—	686,277	—
Other accruals	563,882	—	412,536	—

Subtotal	5,774,653	59,319,242	5,795,008	46,346,643

Deferred tax liabilities:
Property, plant and equipment	—	(7,527,388)	—	(7,485,696)

Valuation allowance	(5,774,653)	(51,791,854)	—	(36,552,892)

Net deferred tax asset	$—	$—	$5,795,008	$2,308,055

Provision for income tax differs from expected tax expense computed by applying the federal corporate rate for the years ended September 30 follows: 41

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

	2002	2001	2000
Taxes computed at statutory rate	$(11,537,929)	$(11,750,320)	$(1,951,912)
Nondeductible expenses	8,168	7,462	12,238
Adjustments to valuation allowance and other	19,211,585	11,742,858	1,939,674

Income tax expense	$7,681,824	$—	$—

9.	EARNINGS PER SHARE:

        The Company maintains an incentive stock award plan for certain key employees under which there are outstanding stock options to purchase 195,000, 175,000, 75,000, and 99,000 shares of its Class A Common Stock at exercise prices of $0.80, $3.25, $4.75, and $4.375 per share, respectively. Diluted earnings per share amounts were determined by assuming that the outstanding stock options were exercised and considered as additional common stock equivalents outstanding computed under the treasury stock method.

        Because the Company generated losses in each of the three years presented, there were no common stock equivalents considered outstanding for purposes of computing diluted earnings (loss) per share computation. Common stock equivalents excluded from the calculation of diluted earnings (loss) per share were 544,000 for the years ended September 30, 2002 and 2001, and 379,000 equivalent shares for the year ended September 30, 2000.

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

        Tennessee Valley Steel Corporation (“TVSC”), the prior owners of the Tennessee Facility, entered into a Consent Agreement and Order (the “TVSC Consent Order”) with the Tennessee Department of Environment and Conservation under its voluntary clean up program. The Company, in acquiring the assets of TVSC, entered into a Consent Agreement and Order (the “Bayou Steel Consent Order”) with the Tennessee Department of Environment and Conservation. The Bayou Steel Consent Order is supplemental to the previous TVSC Consent Order and does not affect the continuing validity of the TVSC Consent Order. The ultimate remedy and clean up goals will be dictated by the results of human health and ecological risk assessments which are components of a required, structured investigative, remedial, and assessment process. As of September 30, 2002, investigative, remedial, and risk assessment activities resulted in cumulative expenditures of approximately $1.4 million and a liability of approximately $0.5 million is recorded as of September 30, 2002 to complete the remediation. At this time, the Company does not expect the cost or resolution of the TVSC Consent Order to exceed its recorded obligation.

        As of September 30, 2002, the Company believes that it is in compliance, in all material respects, with applicable environmental requirements and that the cost of such continuing compliance is not expected to have a material adverse effect on the Company’s competitive position, or results of operations and financial condition, or cause a material increase in currently anticipated capital expenditures. As of September 30, 2002 and 2001, the Company has accrued loss contingencies for certain environmental matters and it believes that this amount is not material. It is reasonably possible that future events may occur and the Company’s recorded estimates of its obligations may change in the near-term.

        As of September 30, 2002, the Company has entered into forward price commitments for approximately 60% of the natural gas it expects to utilize in its production over the next six months. Although the Company intends to fulfill its commitments under the agreements, a trading market does exist for such commitments.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

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

        The Board of Directors and the Stockholders approved the 1991 Employees Stock Option Plan for the purpose of attracting and retaining key employees. In fiscal 1994, 1998, 2000, and 2001 the Board of Directors granted to certain key employees 115,000, 85,000, 185,000, and 205,000 incentive stock options to purchase Class A Common Stock, exercisable at the market price on the grant date of $4.375, $4.75, $3.25, $0.80, respectively. The options are exercisable in five equal annual installments commencing one year from the grant date and expire ten years from that date. As of September 30, 2002, 6,000 options had been exercised and 268,000 shares were exercisable (at a weighted average price of $3.65 per share) and the following options were outstanding: 99,000 at $4.375, 75,000 at $4.75, 175,000 at $3.25, and 195,000 at $0.80. The remaining amount of shares available under the 1991 Employee Stock Option Plan were granted during fiscal 2001.

        A summary of activity relating to stock options follows:

	September 30,
	2002	2001	2000
Outstanding, beginning of year	544,000	379,000	194,000
Granted	—	205,000	185,000
Forfeitures	—	(40,000)	—

Outstanding, end of year	544,000	544,000	379,000

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

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

The net pension cost for both non-contributory Plans consists of the following components:

	Years Ended September 30,
	2002	2001	2000
Components of Net Periodic Pension Cost:
Service cost	$417,716	$440,168	$436,640
Interest cost	322,334	293,722	264,058
Expected return on plan assets	(346,375)	(378,352)	(312,591)
Recognized net actuarial loss (gain)	6,281	(35,284)	(12,249)
Amortization of prior service cost	4,820	4,820	4,820

Net periodic pension cost	$404,776	$325,074	$380,678

Other pension data for the Plans follows:

	September 30,
	2002	2001
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$4,325,856	$3,811,384
Service cost	417,716	440,168
Interest cost	322,334	293,722
Actuarial loss (gain)	650,348	(107,292)
Benefits paid	(95,146)	(112,126)

Projected benefit obligation at end of year	$5,621,108	$4,325,856

	September 30,
	2002	2001
Changes in Plan Assets:
Fair value of plan assets at beginning of year	$3,876,675	$4,225,362
Actual return on plan assets	(259,936)	(587,277)
Employer contribution	342,118	350,716
Benefits paid	(95,146)	(112,125)

Fair value of plan assets at end of year	$3,863,711	$3,876,676

Reconciliation of Funded Status:
Funded status	$(1,757,397)	$(449,180)
Unrecognized net actuarial loss	1,269,202	18,824
Unrecognized prior service cost	46,246	51,066
Accumulated other comprehensive income	(649,342)	—
Intangible asset	(46,246)	—

Accrued pension liability	$(1,137,537)	$(379,290)

Additional pension data (by plan) as of September 30, 2002 follows:

	Salaried Employees Plan	Hourly Employees Plan
Projected benefit obligation	$4,103,678	$1,517,430
Accumulated benefit obligation	3,134,102	1,517,430
Fair value of plan assets	2,674,075	1,189,636
Accrued pension liability	809,743	327,794

        The primary actuarial assumptions used in determining the above benefit obligation amounts were established on the September 30, 2002 and 2001 measurement dates and include a discount rate of 6.5% and 7.50% per annum on valuing liabilities, respectively; long-term expected rate of return on assets of 9% per annum; and salary increases of 5% per annum for salaried employees.

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

        The Company recognized expenses of $177,000, $322,000, and $354,000 in fiscal 2002, 2001, and 2000, respectively, in connection with a defined contribution plan to which employees at the Louisiana Facility contribute and, prior to January 1, 2002, the Company made matching contributions based on employee contributions. In addition, the Company recognized expenses of $57,000, $113,000, and $155,000 for fiscal years 2002, 2001, and 2000, respectively, in connection with a defined contribution plan at the Tennessee Facility to which the employees contribute and, prior to January 1, 2002, the Company made matching contributions based on employee contributions and continued to make profit-sharing contributions based on employees’ annual wages.

13.	MAJOR CUSTOMERS:

One customer accounted for approximately 10% of total sales for each of the years ended September 30, 2002, 2001, and 2000.

14.	COMMON STOCK:

        Other than voting rights, all classes of common stock have similar rights. With respect to voting rights, Class B Common Stock has 60% and Class A and Class C Common Stock has 40% of the votes except for special voting rights for Class B and Class C Common Stock on liquidation and certain mergers. The Class B Common Stock is held by an entity that is controlled by certain directors and one officer of the Company. The Company’s ability to pay certain levels of dividends is subject to restrictive covenants under the Indenture and its line of credit agreement.

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

15.	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

        Bayou Steel Corporation (Tennessee) and River Road Realty Corporation, (collectively the “guarantor subsidiaries”), which are wholly-owned by and which comprise all of the direct and indirect subsidiaries of the Company, fully and unconditionally guarantee the Notes on a joint and several basis. The indenture governing the Notes provides certain restrictions on the ability of the guarantor subsidiaries to make distributions to the Company. The following are condensed consolidating balance sheets as of September 30, 2002 and 2001 and the related condensed consolidating statements of operations and cash flows for each of the three years in the period ended September 30, 2002 (in thousands).

Condensed Balance Sheets	September 30, 2002
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Current assets	$101,835	$14,847	$(40,706)	$75,976
Property and equipment, net	78,674	20,294	—	98,968
Other noncurrent assets	(6,072)	187	8,116	2,231

Total assets	$174,437	$35,328	$(32,590)	$177,175

Current liabilities	$153,763	$43,444	$(40,706)	$156,501
Equity	20,674	(8,116)	8,116	20,674

Total liabilities and equity	$174,437	$35,328	$(32,590)	$177,175

45

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

	September 30, 2001
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Current assets	$109,054	$20,276	$(40,159)	$89,171
Property and equipment, net	85,429	27,491	—	112,920
Other noncurrent assets	9,816	223	(5,140)	4,899

Total assets	$204,299	$47,990	$(45,299)	$206,990

Current liabilities	$23,087	$42,850	$(40,159)	$25,778
Long-term debt	119,242	—	—	119,242
Equity	61,970	5,140	(5,140)	61,970

Total liabilities and equity	$204,299	$47,990	$(45,299)	$206,990

Condensed Statements of Operations	Year Ended September 30, 2002
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$127,643	$35,676	$(21,185)	$142,134
Cost of sales and administrative expense	(136,800)	(47,980)	21,185	(163,595)

Operating loss	(9,157)	(12,304)	—	(21,461)
Interest and other income (expense)	(23,808)	(951)	13,255	(11,504)

Loss before income tax	(32,965)	(13,255)	13,255	(32,965)
Provision for income tax	7,682	—	—	7,682

Net loss	$(40,647)	$(13,255)	$13,255	$(40,647)

	Year Ended September 30, 2001
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$124,053	$34,736	$(18,343)	$140,446
Cost of sales and administrative expense	(138,590)	(43,489)	18,343	(163,736)

Operating loss	(14,537)	(8,753)	—	(23,290)
Interest and other income (expense)	(19,582)	(947)	9,700	(10,829)

Net loss	$(34,119)	$(9,700)	$9,700	$(34,119)

	Year Ended September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$162,636	$50,403	$(10,541)	$202,498
Cost of sales and administrative expense	(154,395)	(54,805)	10,541	(198,659)

Operating profit (loss)	8,241	(4,402)	—	3,839
Interest and other income (expense)	(13,818)	(807)	5,209	(9,416)

Net loss	$(5,577)	$(5,209)	$5,209	$(5,577)

46

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Condensed Statements of Cash Flows	Year Ended September 30, 2002
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(40,647)	$(13,255)	$13,255	$(40,647)
Noncash items	16,032	6,090	—	22,122
Equity in losses of subsidiaries	13,255	—	(13,255)	—
Changes in working capital	4,721	7,575	—	12,296

Net cash from operating activities	(6,639)	410	—	(6,229)

Cash flows from investing activities:
Purchases of property and equipment	(999)	(410)	—	(1,409)

Cash flows from financing activities:
Net borrowings under line of credit	7,695	—	—	7,695

Net change in cash	57	—	—	57
Cash, beginning of year	—	—	—	—

Cash, end of year	$57	$—	$—	$57

	Year Ended September 30, 2001
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(34,119)	$(9,700)	$9,700	$(34,119)
Noncash items	8,128	2,322	—	10,450
Equity in losses of subsidiaries	9,700	—	(9,700)	—
Changes in working capital	2,256	13,250	—	15,506

Net cash from operating activities	(14,035)	5,872	—	(8,163)

Cash flows from investing activities:
Purchases of property and equipment	(2,947)	(5,872)	—	(8,819)

Cash flows from financing activities:
Debt issue and other costs	(464)	—	—	(464)

Net change in cash	(17,446)	—	—	(17,446)
Cash, beginning of year	17,446	—	—	17,446

Cash, end of year	$—	$—	$—	$—

	Year Ended September 30, 2000
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(5,577)	$(5,209)	$5,209	$(5,577)
Noncash items	8,009	4,105	—	12,114
Equity in losses of subsidiaries	5,209	—	(5,209)	—
Changes in working capital	(10,617)	3,868	—	(6,749)

Net cash from operating activities	(2,976)	2,764	—	(212)

Cash flows from investing activities:
Purchases of property and equipment	(8,919)	(2,764)	—	(11,683)

Cash flows from financing activities:
Redemption of warrant	(1,750)	—	—	(1,750)

Net change in cash	(13,645)	—	—	(13,645)
Cash, beginning of year	31,091	—	—	31,091

Cash, end of year	$17,446	$—	$—	$17,446

47

BAYOU STEEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

16.	QUARTERLY FINANCIAL DATA (UNAUDITED):

	Fiscal Year 2002 Quarters
	First	Second	Third		Fourth
	(in thousands, except per share data)
Net sales	$29,757	$35,415	$38,864		$38,098
Gross margin	(295)	(1,511)	(3,250)		(3,150)
Loss before income tax	(4,803)	(5,945)	(14,535)		(7,682)
Net loss	(4,803)	(5,945)	(22,217	)(i)	(7,682)
Net loss per common share	(0.37)	(0.46)	(1.72)		(0.60)

	Fiscal Year 2001 Quarters
	First	Second	Third		Fourth
	(in thousands, except per share data)
Net sales	$34,903	$38,671	$32,581		$34,291
Gross margin	(4,482)	(6,261)	(2,826)		(2,884)
Loss before income tax	(8,651)	(10,549)	(7,464)		(7,455)
Net loss	(8,651)	(10,549)	(7,464)		(7,455)
Net loss per common share	(.67)	(.82)	(.58)		(.58)

(i)	Includes a $6.6 million fixed asset impairment charge and a $7.7 million charge to establish a full valuation allowance against the Company’s remaining net deferred tax asset.

48

BAYOU STEEL CORPORATION

Report of Independent Auditors

To the Board of Directors and Stockholders
of Bayou Steel Corporation:

        We have audited the accompanying consolidated balance sheet of Bayou Steel Corporation (a Delaware corporation) as of September 30, 2002, and the related consolidated statements of operations, cash flows, and changes in equity for the year then ended (fiscal 2002). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of September 30, 2001 and for the years ended September 30, 2001 and 2000 were audited by other auditors who have ceased operations and whose report dated November 9, 2001 expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the fiscal 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bayou Steel Corporation as of September 30, 2002 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1, 6, and 7, the Company has generated significant net losses resulting in negative cash flow from operations over the past three years, it has a significant working capital deficit, and subsequent to September 30, 2002 events of default under the Company’s existing credit agreements have occurred. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1, 6, and 7. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

                                                                                                                                 Ernst & Young LLP

New Orleans, Louisiana
December 16, 2002, except for
Note 7 as to which the date is
January 7, 2003

BAYOU STEEL CORPORATION

Stockholder Information

CORPORATE DATA

Corporate Headquarters

Bayou Steel Corporation
138 Highway 3217
LaPlace, Louisiana 70068
(985) 652-4900

Mailing Address

Bayou Steel Corporation
P.O. Box 5000
LaPlace, Louisiana 70069-1156

Transfer Agent and Registrar

Class A Common Stock
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Trustee

9 1/2% First Mortgage Notes due 2008
Bank One Trust Company, NA
Corporate Trust Administration
Bank One Center, 27th Floor
201 St. Charles Avenue
New Orleans, Louisiana 70170
(504) 623-1995

Independent Auditors

Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139
(504) 581-4200

Stock Listing

American Stock Exchange
Trading Symbol-BYX

INVESTOR INFORMATION

Investor information is available upon request by writing or calling:
Bayou Steel Corporation
Vice President, Chief Financial Officer, Treasurer and Secretary
P.O. Box 5000
LaPlace, Louisiana 70069-1156
(985) 652-4900
E-Mail Address: fna@bayousteel.com
Web Page: http://www.bayousteel.com

BOARD OF DIRECTORS

Howard M. Meyers
Chairman and Chief Executive Officer
Bayou Steel Corporation

Albert P. Lospinoso
Retired Chairman, CEO, and President of RSR Corporation

Robert E. Heaton
Retired Vice Chairman of the Stainless Steel Group of Lukens, Inc.

Robert W. Singer
Retired President and Chief Executive Officer of Keystone Consolidated Industries, Inc.

Jerry M. Pitts
President and Chief Operating Officer
Bayou Steel Corporation

CORPORATE OFFICERS

Howard M. Meyers
Chairman and Chief Executive Officer

Jerry M. Pitts
President and Chief Operating Officer

Richard J. Gonzalez
Vice President, Chief Financial Officer, Treasurer, and Secretary

Timothy R. Postlewait
Vice President of Plant Operations

Rodger A. Malehorn
Vice President of Procurement and Mississippi River Recycling

Charles J. Theaux, Jr.
Vice President of Information Technology and Distribution Services

Robert A. Pulliam
Vice President of Human and Technical Resources

William M. Brown, Jr.
Vice President of Sales